Form 10-K, Exhibit 13
period 1993-12-31
ALLTEL CORP
filed 1994-02-18
CIK 65873

EXHIBIT 13
                  PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS
                     FOR THE YEAR ENDED DECEMBER 31, 1993
                 (incorporated by reference into this filing)


                                                            Form 10-K
                                                           Page Number

Management's Discussion and Analysis of Financial            47-54
Condition and Results of Operations

Report of Independent Certified Public Accountants              55

Selected Financial Data                                         56

Consolidated Statements of Income                               57

Consolidated Balance Sheets                                     58

Consolidated Statements of Cash Flows                           59

Consolidated Statements of Shareholders' Equity                 60

Business Segments                                               61

Quarterly Financial Data                                        62

Notes to Consolidated Fianancial Statements                  63-72

Investor Information                                            73

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

(Dollars in millions,
except per share amounts)                         1993      1992      1991

Capital expenditures......................... $  426.2  $  367.2  $  321.0
Cash provided from operations................ $  569.1  $  523.0  $  435.5
Long-term debt issued........................ $  627.8  $  105.0  $  228.4
Total capital structure...................... $3,203.5  $2,368.5  $2,247.3
Percent debt to total capital................      51%       45%       49%
Interest coverage ratio......................    5.28x     4.89x     4.08x
Book value per share.........................    $8.24     $7.01     $6.29

    The Company's financial position remained strong in 1993. This financial strength continues to provide the Company the flexibility to make necessary and desirable capital expenditures and to expand its presence in the telecommunications and information services markets. During 1993, the Company financed 91 percent of its capital expenditures through the internal generation of funds. Capital expenditures are forecast at $522.0 million for 1994, which is expected to be primarily internally financed. The majority of the Company's capital expenditures continue to be directed toward telephone operations to modernize its network and invest in equipment to offer new telecommunications services. In addition, capital expenditures are used for expansion into new cellular markets and growth in information services.
    During 1993, the Company and its subsidiaries issued long-term debt of $627.8 million, compared to $105.0 million in 1992 and $228.4 million in 1991. The issuance of $400 million of 6.5 percent debentures by the Company and a subsidiary to finance the acquisition of certain telephone properties of GTE Corporation in the State of Georgia and an increase in the use of the Company's revolving credit agreement accounted for the majority of long-term debt issued in 1993.
    The issuance of $50 million of 7.47 percent notes by a subsidiary and $43 million of 8.05 percent notes as part of the re-alignment of debt in our Western Division telephone operations represent a significant portion of long-term debt issued in 1992. The issuance by the Company of $200 million of
9.5 percent debentures used to reduce the amount outstanding under the Company's revolving credit agreement represents the majority of long-term debt issued in 1991. The remaining borrowings for the three years were used for investments, acquisitions and other general corporate requirements. The loans were obtained through the private placement market, public issuance and the Rural Electrification Administration financing programs for telephone companies. The Company and its subsidiaries expect these sources to continue to be available for future borrowings.
    The Company has a $500 million revolving credit agreement. Total borrowings outstanding against this agreement at December 31, 1993 and 1992 were $214.5 million and $2.4 million, respectively. The increase in 1993 results primarily from the prepayment of long-term debt, acquisition costs not funded by the issuance of the $400 million of 6.5 percent debentures, expansion of cellular investments and other general corporate requirements.
    The Company's debt ratio was 51 percent as of December 31, 1993 compared with 45 percent as of December 31, 1992. The increase is primarily due to the issuance of the $400 million of 6.5 percent debentures and the increase in the revolving credit agreement borrowings. There were no changes in the Company's bond ratings during 1993. Moody's Investors Service and Standard & Poors Corporation senior debt ratings for the Company are A2 and A+, respectively.

    Common dividends declared totaled $152.5 million in 1993 or 58 percent of net income. In October 1993, the Board of Directors approved a 10 percent increase in the quarterly dividend to $.22 per share. The action raised the annualized dividend to $.88 per share and marks the 33rd consecutive year in which the Company has increased its common stock dividend.

RESULTS OF OPERATIONS

Overview
Solid earnings growth, strengthening of the core telephone business and expansion of the Company's other operations through selective acquisitions were significant accomplishments made by the Company in 1993. The Company continued its transition from primarily a regional telephone company to a fully diversified provider of communications and information services.
    In 1993, the Company purchased all the assets of the telephone operations of GTE Corporation in the State of Georgia in exchange for the Company's telephone operations in Illinois, Indiana and Michigan and $443 million in cash. The exchange of telephone service areas with GTE Corporation resulted in a net increase of 225,000 access lines for the Company. This acquisition was accounted for as a purchase, and accordingly, GTE Georgia's results of operations have been included in the financial statements as of November 1, 1993. The Company also acquired TDS Healthcare Systems Corporation ("TDS"), a leading provider of comprehensive healthcare systems serving more than 200 hospitals in the United States, Canada and Europe. This acquisition will provide additional opportunities for expansion into the healthcare industry. The merger was accounted for as a pooling of interests; however, financial statements of prior periods have not been restated since TDS' results are not significant to the consolidated results of operations. Additional information regarding the financial impact of these acquisitions is provided in Note 2 on page 39. In 1993, the Company also purchased GTE's non-affiliated directory publishing business, which includes contracts with 125 independent telephone companies across the country.
    The Company's consolidated net income for 1993 increased to $262.0 million from $228.6 million in 1992 and $199.4 million in 1991, an increase of 15 percent in 1993 and 1992. In 1993, revenues and sales increased to $2,342.1 million from $2,082.5 million in 1992 and $1,884.0 million in 1991. This represents an increase of 12 percent in 1993 compared to an increase of 11 percent in 1992. Total costs and expenses increased to $1,823.0 million from $1,639.7 million in 1992. This was an increase of 11 percent compared to an increase of 9 percent in 1992. Earnings per share in 1993 increased to $1.39 from $1.22 reflecting an increase of 14 percent compared to an increase of 12 percent in 1992.
    In 1993, the Company recorded a gain on the exchange of telephone properties with GTE, which was partially offset by the reorganization of its telephone operations as a result of this transaction. In addition, the Company recorded a write-down to reflect an impairment of its product distribution operations. The net income impact of these transactions is not significant to the results of operations.

Telephone Operations

(Dollars in millions)                             1993      1992      1991

Revenues....................................  $1,016.1  $  947.8  $  890.9
Operating income............................  $  353.2  $  315.8  $  295.1
Operating cash flow.........................  $  535.7  $  488.3  $  467.3
Capital expenditures........................  $  252.6  $  247.3  $  221.4
Access lines in service..................... 1,576,361 1,301,981 1,252,337
Access lines per telephone employee..........      268       237       229

In 1993, telephone operations of the Company continued to perform well in an increasingly challenging economic, competitive and regulatory environment. Revenues and sales increased $68.3 million or 7 percent for 1993, compared to increases of $56.9 million or 6 percent in 1992 and $38.3 million or 4 percent in 1991. Operating income increased $37.4 million or 12 percent for 1993, compared to an increase of $20.7 million or 7 percent in 1992 and a decrease of $2.8 million or 1 percent in 1991. The acquisition of the GTE Georgia properties accounted for 3 percent of the increase in both revenues and operating income in 1993. Access lines in service increased 21 percent from 1992, with the acquisition of the GTE Georgia telephone properties accounting for a 17 percent increase. The Company anticipates future access line growth to come from population growth in its service areas, acquisitions and an improving national economy.
    Local service revenue increased in all periods due primarily to an increase in customer lines and growth in custom calling feature revenues. There were no local rate increases granted to any of the Company's telephone operating subsidiaries in 1993, nor are there any rate requests currently pending before regulatory commissions. Management does not anticipate filing for any local rate increases during 1994. During 1993, telephone operations were affected by certain regulatory commission orders designed to reduce earnings levels. These orders did not materially impact the results of operations of the Company.
    Network access and long-distance revenues increased in all periods primarily due to an increase in universal service fund revenues and higher volumes of access connection. The increases in network access revenue for 1992 and 1991 were also due to an acquisition of a telephone company in the third quarter of 1991 accounted for under the purchase method. These increases were partially offset by decreases in long-distance revenue.
    The increase in miscellaneous revenue in 1993 is primarily due to increases in directory advertising and telephone equipment rentals, partially offset by decreases in billing and collection revenues from AT&T. The increase in miscellaneous revenue in 1992 was the result of increases in directory advertising, telephone equipment rentals and sales of protection plans, partially offset by decreases in customer-owned telephone equipment maintenance plans and message center revenues. The decrease in miscellaneous revenue in 1991 was the result of decreases in the direct sales and lease rentals of deregulated equipment and reduced billing and collection services.
    Total telephone operating expenses increased $30.9 million or 5 percent to $662.9 million in 1993. This compares to an increase of 6 percent from 1991 to 1992. The acquisition of the GTE Georgia properties accounted for $18.1 million of the increase or 3 percent. In connection with the GTE Georgia acquisition and to strengthen its competitive position, the Company reorganized its telephone headquarters staff and consolidated its five telephone regions into three in 1993.

    Operating expenses increased in 1993 primarily due to increased expense for maintenance and repair of cable, digital electronic switching and circuit equipment, and increased information services charges. The increase in operating expenses in 1992 was due to increased expense for maintenance and repair of cable, digital electronic switching and circuit equipment, increases in real estate, personal property, gross receipts and franchise taxes, and increased information services charges. The increase in operating expenses in 1991 was due to increased expense for maintenance and repair of cable, digital electronic switching equipment and buildings, growth in depreciation due to a 6 percent growth in new telephone plant in service, special regulatory amortizations, increased information services charges and other general and administration expenses. The increases in 1992 and 1991 were partially offset by lower maintenance expense related to electro-mechanical switching equipment and a reduction in cost of products sold related to protection plans, deregulated equipment and customer-owned telephone equipment maintenance plans.

Information Services

(Millions)                                        1993      1992       1991

Sales and revenues........................... $  677.8  $  569.4   $  476.6
Operating income............................. $  116.6  $   94.4   $   56.2
Operating cash flow.......................... $  171.9  $  138.4   $  101.7

The information services segment provided solid operating results and contributed significantly to the earnings growth of the Company. Sales and revenues reflect increases of $108.4 million or 19 percent in 1993, $92.8 million or 19 percent in 1992, and $138.9 million or 41 percent in 1991. Operating income reflects increases of $22.2 million or 23 percent in 1993, $38.2 million or 68 percent in 1992, and $12.4 million or 28 percent for 1991. Revenues and operating income growth continue to be affected by the number of mergers and consolidations taking place in the financial services industry.
    Information services enhanced the telecommunications portion of its outsourcing business when it signed a long-term contract with GTE Telecommunications Products and Services Group to perform all of GTE's cellular billing. As noted earlier, the acquisition of TDS will provide additional opportunities in the healthcare information processing market.
    Information services sales and revenues increased in all periods as a result of new facilities management and remote processing contracts including telecommunications and new item processing operations, additional services provided under existing facilities management contracts, an increase in the number of loans processed and increased usage of new mortgage processing service offerings. The increased nationwide refinancing activity in 1993 and 1992 also contributed to revenue through additional transaction processing charges. Revenues for 1993 also increased as a result of recording the TDS operations from the date of acquisition. These increases were partially offset by lost operations from contract terminations due primarily to merger and acquisition activity in the financial services market. Revenues increased for 1991 due to new facilities management contracts and maintenance contracts, increased mortgage processing revenue and higher equipment sales.

    Operating income increased for all periods due to the revenue increases previously mentioned. Operating income in 1993 also increased due to higher margins realized on contract termination fees. Operating income in 1992 and 1991 also increased due to a reduction in the amortization of software at Computer Power, Inc. ("CPI"). In 1991, the growth in operating income was not as rapid as the revenue growth due to expenses in new financial and telecommunications business units, continued investment and rebuilding in the international marketplace, and to a lesser extent, increased depreciation, marketing and other operating expenses.

Product Distribution Operations

(Millions)                                        1993      1992       1991

Sales and revenues......................        $370.7    $377.0     $333.2
Operating income........................        $ 17.0    $ 18.3     $ 15.6
Operating cash flow.....................        $ 18.1    $ 19.5     $ 16.8

As a result of sluggish market conditions and intense competitive pressures especially affecting the Company's specialty wire and cable subsidiary, product distribution operations reflected decreases in both sales and revenues and operating income in 1993. Sales and revenues decreased $ 6.3 million in 1993, or 2 percent from 1992. Operating income decreased 7 percent in 1993. Although growth in the sale of telecommunications and data products to new and existing customers including sales to affiliates as discussed in the "Accounting Policies" footnote occurred in 1993, these increases were offset by decreased sales of electrical wire and cable products. The product distribution companies experienced increased competition from other distribution companies and direct sales by manufacturers.
    Product distribution operations sales and revenues increased in 1992 primarily due to growth in sales of telecommunications and data products to new and existing customers including sales to affiliates. Product distribution operations sales and revenues increased in 1991 primarily due to the addition of a significant new customer in the fourth quarter of 1990, additional customers obtained through aggressive marketing efforts and growth in sales to existing customers. These increases were offset by reduced sales attributable to competition in the electrical and electronic wire and cable distribution business.
    Operating income decreased in 1993 primarily due to the decrease in sales previously noted. As a result of increased sales in 1992, operating income also increased. Inventory controls and flexible pricing techniques helped operating income grow faster than revenue in 1992. Operating income decreased in 1991 due primarily to the effects of greater selling expenses and decreasing gross margins resulting from greater manufacturer competition.

Cellular Operations

(Dollars in millions)                             1993     1992       1991

Sales and revenues......................        $201.2    $125.5     $ 75.9
Operating income........................        $ 44.3    $ 20.9     $  8.6
Operating cash flow.....................        $ 66.8    $ 35.4     $ 18.1
Total customers.........................       275,611   161,419     82,677

Cellular operations continued their long-standing trend of making an increasingly larger contribution to the Company's earnings growth. Sales and revenues increased $75.7 million or 60 percent for 1993, compared to $49.6 million or 65 percent in 1992. Operating income increased $23.4 million or 111 percent over 1992. In the future, cellular operations are expected to continue to demonstrate high growth rates. Subscriber growth continued to be strong. At year-end 1993, cellular customers totaled 275,611, an increase of 114,192 customers or 71 percent.
    Cellular sales and revenues and operating income increased in all periods primarily due to subscriber growth. The acquisition of new cellular properties and increased interest in existing cellular properties also contributed to the growth in revenues in 1993 and 1992. Revenues in 1991 also increased due to a reclassification of long-distance revenues from other income, net. Operating income also improved for all periods reflecting the increases in revenues noted above partially offset by higher expenses for selling and advertising, depreciation and other operating expenses. Operating income in 1991 also improved due to the effect of a reclassification of long-distance revenues and expenses from other income, net.

Other Operations

(Millions)                                        1993      1992       1991

Sales and revenues......................        $ 76.3    $ 62.8     $107.4
Operating income........................        $  9.2    $  9.1     $ 15.0

Other operations sales and revenues increased in 1993 primarily due to the purchase of GTE's non-affiliated directory publishing business in mid-October 1993. These increases were partially offset by the loss of revenues due to the sale of Ocean Technology, Inc. ("OTI") in the second quarter of 1992. The decrease in sales and revenues in 1992 was primarily due to the sale of OTI. Other operations revenues decreased in 1991 primarily due to the sale of natural gas distribution operations in September 1991 and a decrease in manufacturing revenue resulting from a reduction in cost-type contracts in progress at OTI.
    The increase in operating income in 1993 primarily resulted from the increase in sales and revenues previously noted, partially offset by one-time costs incurred with the purchase and start-up of the GTE directory publishing business and the reduction in income due to the sale of OTI. Operating income decreased in 1992 primarily due to the sale of OTI and natural gas operations.

Other Income, Net

Other income, net decreased $11.1 million or 83 percent primarily due to the elimination of equity income recognized from investments now accounted for in accordance with Statement of Financial Accounting Standards No. 115. Other income, net increased $1.2 million or 10 percent in 1992 due primarily to an increase in interest income.

Interest Expense

Interest expense increased 6 percent or $5.5 million in 1993 and decreased 1 percent or $1.0 million in 1992 and increased 8 percent or $6.8 million in 1991. The increase in interest expense in 1993 is primarily due to the issuance of $400 million of debentures in the fourth quarter. The decrease in interest expense in 1992 is primarily due to a reduction in the usage and lower rates on the Company's revolving credit agreement. This was partially offset by a subsidiary debt issuance totalling $50 million. The increase in 1991 is primarily due to the issuance of $200 million of 9.5 percent debentures in March 1991. The proceeds were used to reduce the amount outstanding under the Company's revolving credit agreement.

Merger Expenses, Gain (Loss) on Exchange or Disposal of Assets and Other

In 1993, the Company recorded a gain on the exchange of telephone properties with GTE, which was partially offset by the reorganization of its telephone operations as a result of this transaction. During the fourth quarter of 1993, the Company also recorded a partial write-down to reflect an impairment in the carrying value of its product distribution operations. The net income impact from these transactions is not significant to the results of operations.
    As a result of the acquisition of CPI in 1992, merger expenses were recorded in the first quarter which decreased net income by $5.0 million or $.03 per share for the year ended December 31, 1992.
    In 1991, the Company completed the sale of its natural gas distribution assets for $85 million. The Company also recorded a write-down to market value of its OTI manufacturing subsidiary. The sum of these transactions increased net income by $3 million or $.01 per share for the year ended December 31, 1991.

Income Taxes

The increase in income taxes for 1993 resulted primarily from an increase in taxable income and additional taxes due to the Revenue Reconciliation Act of 1993 which increased the statutory federal corporate income tax rate 1 percent to 35 percent effective January 1, 1993. In addition, 1993 income taxes do not reflect a tax benefit from the write-down of product distribution operations since it resulted in a capital loss and utilization of this benefit is not certain. The increase in income taxes for 1992 resulted primarily from an increase in taxable income partially offset by the recording in 1991 of a net gain from the sale of natural gas operations and the write-down to the market value of OTI. The increase in income taxes for 1991 resulted primarily from the net gain mentioned above. The 1991 increase was partially offset by reduced income taxes on a loss realized on the sale of stock in Luz International Limited.

Average Common Shares Outstanding

The average number of common shares outstanding increased 1 percent in 1993. During 1993, 92,559,000 common shares were issued in connection with a 2-for-1 stock split effective June 18, 1993. Common shares outstanding and earnings per share amounts have been restated for all periods presented to reflect the stock split. In 1993, approximately 2 million common shares were issued for the acquisition of TDS. Stock option plan issuances amounted to 721,000 common shares, and debentures and preferred stock were converted into 81,000 shares. The average number of common shares outstanding increased 3 percent in 1992. Contributing to the increase was the issuance of 2.7 million shares of common stock previously repurchased. In 1992, 3,994,000 common shares were issued through stock option plans, and debentures and preferred stock were converted into 188,000 shares. Increases in average common shares outstanding in 1991 from employee plans and the conversion of debentures and preferred stock were offset by the Company's repurchase on the open market of 838,000 of its own common shares.

Other Financial Information

The Company was required in 1993 to change its accounting for income taxes and postretirement benefits as promulgated by the Financial Accounting Standards Board (FASB). In addition, the Company adopted early Statement of Financial Accounting Standards No. 115 (SFAS 115) "Accounting for Certain Investments in Debt and Equity Securities". See the Notes to Consolidated Financial Statements for a discussion of the impact of these accounting pronouncements.
    In November 1992, the FASB issued Statement of Financial Accounting Standards No. 112 (SFAS 112) "Employers' Accounting for Postemployment Benefits". SFAS 112 requires employers to recognize the obligation to provide postemployment benefits to former or inactive employees, their beneficiaries, and covered dependents. SFAS 112 is effective for fiscal years beginning after December 15, 1993. Management does not expect this statement to have a material effect on the financial condition or results of operations of the Company.
    Management is currently not aware of any environmental matters which in the aggregate would have a material adverse effect on the financial condition or results of operations of the Company.
    The financial information included in the Quarterly Financial Data reflects all adjustments necessary for a fair presentation.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE SHAREHOLDERS OF ALLTEL CORPORATION


We have audited the accompanying consolidated balance sheets of ALLTEL Corporation (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALLTEL Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
    As explained in Note 3 to the financial statements, as of December 31, 1993, the Company changed its method of accounting for investments in conjunction with the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."



                                                    ARTHUR ANDERSEN & CO.



Little Rock, Arkansas
January 27, 1994

SELECTED FINANCIAL DATA
For the years ended December 3l
(Dollars in thousands, except per share amounts)
                                                          1993          1992      1991        1990         1989      1988
TOTAL REVENUES AND SALES                              $2,342,087      $2,082,481  $1,883,954  $1,691,163  $1,556,718  $1,361,875


COSTS AND EXPENSES:
  Cost of products sold                                  353,120         359,148     357,049     361,973     316,658     258,751
  Operating expenses                                   1,469,921       1,280,591   1,154,066     961,296     905,500     810,213


  Total costs and expenses                             1,823,041       1,639,739   1,511,115   1,323,269   1,222,158   1,068,964

Operating income                                         519,046         442,742     372,839     367,894     334,560     292,911
Non-operating income                                       2,230          13,364      12,117      11,973       7,818      14,245
Interest expense                                        ( 98,746)        (93,245)    (94,244)    (87,465)    (83,702)    (78,529)

Income before merger expenses, gain (loss) on exchange
  or disposal of assets, other, and income taxes         422,530         362,861     290,712     292,402     258,676     228,627
Merger expenses, gain (loss) on exchange or disposal
  of assets and other                                     27,390          (5,512)      8,347         -          -         (4,504)

Income before income taxes                               449,920         357,349     299,059     292,402     258,676     224,123
Income taxes                                             187,903         128,713      99,633      92,275      80,131      78,400

Net income                                               262,017         228,636     199,426     200,127     178,545     145,723
Preferred dividends                                        1,578           1,742       2,543       2,878       3,214       3,718

Net income applicable to common shares                $  260,439      $  226,894  $  196,883  $  197,249  $  175,331  $  142,005

PRIMARY EARNINGS PER SHARE                                 $1.39           $1.22       $1.09       $1.09       $1.01       $ .84

Dividends per common share                                 $ .82           $ .77       $ .71       $ .66       $ .59       $ .53
Common shares--
  average for year                                   187,665,000     185,672,000 180,007,000 181,453,000 174,437,000 169,220,000
  at year end                                        187,458,000     184,678,000 177,796,000 171,951,000 174,584,000 168,703,000
Total assets                                          $4,270,458      $3,125,976  $2,957,232  $2,774,584  $2,666,940  $2,435,664
Total shareholders' equity                            $1,554,708      $1,304,454  $1,127,878  $1,043,771  $1,003,311  $  885,257
Total redeemable preferred stock and
  long-term debt                                      $1,604,659      $1,027,803  $1,057,277  $1,003,844  $  917,151  $  804,856

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,
(Dollars in thousands, except per share amounts)



                                              1993        1992         1991

REVENUES AND SALES                          $2,342,087  $2,082,481  $1,883,954


COSTS AND EXPENSES:
  Cost of products sold                        353,120     359,148     357,049
  Operations                                 1,007,224     859,050     746,380
  Maintenance                                  131,159     121,881     114,839
  Depreciation and amortization                272,436     244,616     242,403
  Taxes, other than income taxes                59,102      55,044      50,444

  Total costs and expenses                   1,823,041   1,639,739   1,511,115


OPERATING INCOME                               519,046     442,742     372,839

Other income, net                                2,230      13,364      12,117

Interest expense                               (98,746)    (93,245)    (94,244)



Income before merger expenses, gain (loss)
   on exchange or disposal of assets,
   other, and income taxes                     422,530     362,861     290,712

Merger expenses, gain (loss) on exchange
  or disposal of assets and other               27,390      (5,512)      8,347

Income before income taxes                     449,920     357,349     299,059

Federal and state income taxes                 187,903     128,713      99,633

Net income                                     262,017     228,636     199,426

Preferred dividends                              1,578       1,742       2,543

Net income applicable to common shares      $  260,439  $  226,894  $  196,883



PRIMARY EARNINGS PER SHARE                     $1.39       $1.22       $1.09


The accompanying notes are an integral part of these financial statements.

                                                          CONSOLIDATED BALANCE SHEETS
                                                           December 31, 1993 and 1992
                                                             (Dollars in thousands)

  ASSETS                                                              LIABILITIES AND SHAREHOLDERS' EQUITY
                                                1993          1992                                             1993          1992
  CURRENT ASSETS:                                                     CURRENT LIABILITIES:
     Cash and short-term investments      $    7,881    $   30,423       Current maturities of long-term debt $   44,138  $   36,220
     Accounts receivable                     379,743       257,290       Accounts payable                        221,569     149,944
     Materials and supplies                   22,321        20,455       Advance payments and customers deposits  62,490      42,388
     Inventories                              68,673        57,667       Accrued taxes                            35,053      55,536
     Prepaid expenses                         15,520        12,597       Accrued interest, dividends, and other  209,395     124,143
     Total current assets                    494,138       378,432       Other current liabilities                35,937      43,237
                                                                         Total current liabilities               608,582     451,468
  Investments                                382,343       164,771
                                                                      DEFERRED CREDITS:
  Excess of cost over equity in                                          Investment Tax                           38,575      45,977
     subsidiary companies                    508,227       397,774       Income taxes                            377,253     264,319
                                                                         Total deferred credits                  415,828     310,296
  PROPERTY, PLANT AND EQUIPMENT:
     Telephone                             3,555,020     2,851,519    Long-term debt                           1,596,032   1,018,228
     Information services                    290,737       196,238    Other liabilities                           86,861      31,955
     Other                                   235,884       165,075    Preferred stock, redeemable                  8,627       9,575
     Under construction                      153,196        84,559
     Total property, plant and equipment   4,234,837     3,297,391    SHAREHOLDERS' EQUITY:
     Less accumulated depreciation         1,558,403     1,235,402       Preferred stock                           9,405       9,488
     Net property, plant and equipment     2,676,434     2,061,989       Common stock                            187,458      92,339
                                                                         Additional capital                      333,698     399,955
  OTHER ASSETS                               209,316       123,010       Unrealized holding qain on investment   121,507         -
                                                                         Retained earnings                       902,640     802,672
                                                                         Total shareholders' equity            1,554,708   1,304,454

  TOTAL ASSETS                            $4,270,458    $3,125,976  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY$4,270,458  $3,125,976

                        The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
(Dollars in thousands)

                                                1993       1992       1991
CASH PROVIDED FROM OPERATIONS:
  Net income                                  $262,017   $228,636   $199,426
  Non-cash operating activities:
    Depreciation and amortization              272,436    244,616    242,403
    (Gain) loss on exchange or disposal of
      assets and other                         (48,669)      -        (8,347)
    Other, net                                  52,756     11,077      7,923
    Increase (decrease) in deferred credits     19,096    (18,534)   (14,162)
  Changes in operating assets
    and liabilities:
    Accounts receivable                        (84,854)   (28,907)   (13,215)
    Inventories                                 (8,749)     6,311      5,122
    Accounts payable                            41,050      3,582     10,215
    Other current liabilities                   51,483     69,430     12,820
    Other, net                                  12,539      6,814     (6,706)
      Net cash provided by
        operating activities                   569,105    523,025    435,479

CASH USED IN INVESTING:
  Additions to property,
    plant and equipment                        426,171    367,203    321,019
  Purchase of subsidiaries,
    net of cash acquired                       443,000       -        76,707
  Sale of property                                 -       (8,394)   (85,880)
  Additions to investments                      20,441     43,510        292
  Other, net                                    86,536     30,906     26,375
      Net cash used in investing activities    976,148    433,225    338,513

CASH (PROVIDED) USED IN FINANCING:
  Dividends on preferred and common stock      154,110    134,981    114,853
  Reductions in long-term debt                  91,136    173,439    176,027
  Purchase of common stock                        -          -        13,894
  Preferred stock redemptions and purchases      3,813      1,630      2,395
  Long-term debt issued                       (627,804)  (105,011)  (228,434)
  Common stock issued                           (5,756)   (69,719)    (4,541)
      Net cash (provided) used in
       financing activities                   (384,501)   135,320     74,194

(Decrease) increase in cash
  and short-term investments                   (22,542)   (45,520)    22,772

CASH AND SHORT-TERM INVESTMENTS:
  Beginning of year                             30,423     75,943     53,171
  End of year                                 $  7,881   $ 30,423   $ 75,943

SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Interest paid                               $ 91,574   $ 89,585   $ 87,847
  Income taxes paid                           $163,583   $110,132   $105,714



   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31,
(Dollars in thousands, except per share amounts)

                                                   1993         1992         1991
PREFERRED STOCK:
  Balance at beginning of the year              $    9,488   $    9,634   $    9,871
  Conversion of preferred stock                        (83)        (146)        (237)
  Balance at end of the year                    $    9,405   $    9,488   $    9,634


COMMON STOCK:
  Balance at beginning of the year              $   92,339   $   88,898   $   85,975
  Employee plans                                       721        1,997        2,175
  Acquisition of subsidiary                          1,758           -            -
  Conversion of preferred stock and debentures          81           94           82
  Conversion of preferred stock by
    subsidiary prior to merger                          -            -         1,085
  Stock split                                       92,559           -            -
  Re-issuance/(purchase) of stock                       -         1,350         (419)
  Balance at end of the year                    $  187,458   $   92,339   $   88,898


ADDITIONAL CAPITAL:
  Balance at beginning of the year              $  399,955   $  320,329   $  323,443
  Employee plans                                    20,485       27,536        8,430
  Acquisition of subsidiary                          5,422           -            -
  Conversion of preferred stock and debentures         395          838          678
  Conversion of preferred stock by
    subsidiary prior to merger                          -            -         1,254
  Stock split                                      (92,559)          -            -
  Re-issuance/(purchase) of stock                       -        51,252      (13,476)
  Balance at end of the year                    $  333,698   $  399,955   $  320,329


UNREALIZED HOLDING GAIN ON INVESTMENTS:
  Balance at beginning of the year              $       -    $       -    $      -

  Change in unrealized holding gain
    on investments                                 121,507           -           -

  Balance at end of the year                    $  121,507   $       -    $      -



RETAINED EARNINGS:
  Balance at beginning of the year              $  802,672   $  709,017   $  624,482
subsidiary                                          (7,939)           -            -
  Net income for the year                          262,017      228,636      199,426
  Dividends:
    Common per share, $.82 in 1993,
     $.77 in 1992 and $.71 in 1991                (152,532)    (133,239)    (112,114)
    Preferred                                       (1,578)      (1,742)      (1,990)
    By subsidiaries prior to merger                    -            -           (749)
  Re-issuance/(purchase) of stock                     -             -            (38)
  Balance at end of the year                    $  902,640   $  802,672   $  709,017
equity                                          $1,554,708   $1,304,454   $1,127,878

     The accompanying notes are an integral part of these financial statements.

BUSINESS SEGMENTS

For the years ended December 31,
(Dollars in thousands)



                                            1993          1992          1991
    REVENUES AND SALES:
      Telephone:
        Local service                $   310,495    $  283,015    $  268,981
        Network access and
          long distance                  581,520       545,052       511,582
        Miscellaneous                    124,079       119,692       110,350
        Total telephone                1,016,094       947,759       890,913
      Information services               677,753       569,370       476,565
      Product distribution               370,692       377,036       333,158
      Cellular                           201,215       125,531        75,942
      Other operations                    76,333        62,785       107,376
        Total                        $ 2,342,087    $2,082,481    $1,883,954


    OPERATING INCOME:
      Telephone                      $   353,194    $  315,782    $  295,139
      Information services               116,608        94,454        56,184
      Product distribution                16,994        18,336        15,575
      Cellular                            44,292        20,945         8,570
      Other operations                     9,191         9,128        14,992
        Total business segments          540,279       458,645       390,460
      Corporate expenses                  21,233        15,903        17,621
        Total                        $   519,046    $  442,742    $  372,839


    IDENTIFIABLE ASSETS:
      Telephone                      $ 2,795,984    $2,101,454    $2,020,941
      Information services               468,490       299,240       284,444
      Product distribution               157,561       204,986       202,063
      Cellular                           401,791       318,553       232,142
      Other Operations                    28,157        17,100        59,080
      Corporate                          418,475       184,643       158,562
        Total                        $ 4,270,458    $3,125,976    $2,957,232


(Refer to page 43 for additional information concerning business segments.)

QUARTERLY FINANCIAL INFORMATION - (Unaudited)
(Dollars in thousands, except for per share amounts)


                                                         1993                                                    1992
                             Total         4th        3rd        2nd        1st        Total     4th       3rd     2nd       1st
Revenues and sales       $2,342,087 $654,817   $571,678   $568,868   $546,724     $2,082,481 $533,392   $524,014 $519,336  $505,714

Operating income         $  519,046 $139,904   $129,202   $126,699   $123,241     $  442,742 $117,604   $113,616 $107,372  $104,150

Income before merger expenses,
gain on exchange of assets,
other, and income taxes  $  422,530 $111,325   $106,428   $103,085   $101,692     $  362,861 $ 96,805   $ 92,437 $ 88,711  $ 84,908



Net income               $  262,017 $ 69,057   $ 65,975   $ 63,829   $ 63,156     $  228,636 $ 63,155   $ 58,457 $ 57,418  $ 49,606

Preferred dividends           1,578      382        387        403        406          1,742      409        418      456       459

Net income applicable to
 common shares           $  260,439 $ 68,675   $ 65,588   $ 63,426   $ 62,750     $  226,894 $ 62,746   $ 58,039  $56,962   $49,147

Primary earnings
per share                 $1.39     $ .36      $ .35      $ .34      $ .34         $1.22      $ .34      $ .31      $ .31     $ .26

Net income and earnings per share
  excluding merger expenses, gain
  on exchange of assets and other:
    Net income           $  262,038 $ 69,078   $ 65,975   $ 63,829   $ 63,156     $  233,615 $ 63,155   $ 58,457  $ 57,418 $ 54,585

Primary earnings
 per share               $1.39      $ .36      $ .35      $ .34      $ .34        $1.25      $ .34      $ .31      $ .31     $ .29

Dividends per
common share            $ .82      $ .22      $ .20      $ .20      $ .20        $ .77      $ .20      $ .19       $ .19     $ .19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ACCOUNTING POLICIES:

Consolidation - The consolidated financial statements include the accounts of ALLTEL Corporation, its subsidiary companies and majority-owned partnerships (the "Company"). Investments in 20% to 50% owned entities and all unconsolidated partnerships are accounted for using the equity method. Other investments are recorded in accordance with Statement of Financial Accounting Standards No. 115 (see Note 3). All intercompany transactions, except those with certain affiliates described below, have been eliminated in the consolidated financial statements. Certain amounts have been reclassified to conform with the 1993 financial statement presentation.
    Transactions with Certain Affiliates - ALLTEL Supply, Inc. sells equipment and materials to telephone subsidiaries of the Company ($93,232,000 in 1993, $81,766,000 in 1992, and $55,562,000 in 1991) as well as to other telephone companies and related industries. The cost of equipment and materials sold to such subsidiaries is included, principally, in telephone plant in the consolidated financial statements. Beginning in April 1991, Systematics, Inc. provides the data processing services for the Company's telephone operations ($65,925,000 in 1993, $57,730,000 in 1992, and $41,741,000 in 1991) in
addition to other companies. Intercompany profit, to the extent not offset by depreciation on the capitalized cost of equipment and materials, has not been eliminated because prices charged by the supply and information services subsidiaries are comparable to prices the individual telephone subsidiaries would be required to pay other suppliers.
    Cash and Short-term Investments - Cash and short-term investments consist of short-term, highly liquid investments which are readily convertible into cash.
    Inventories - Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method of valuation.
    Property, Plant and Equipment - Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting. The composite depreciation rates by class of property as a percent of average depreciable plant and equipment were:

                                     1993      1992      1991

       Telephone                      6.4%      6.5%      6.7%
       Information Services          16.9      16.9      15.9
       Other                         12.4      11.8       9.0


    When utility property, plant and equipment are retired, the original cost, net of salvage, is charged against the accumulated depreciation. The cost of maintenance and repairs of property, plant and equipment, including the cost of replacing minor items not affecting substantial betterments, is charged to maintenance expense. The Company capitalized estimated interest during periods of construction. Capitalized interest amounts were $2,005,000, $1,957,000 and $1,890,000 for 1993, 1992 and 1991, respectively.
    Excess of Cost Over Equity in Subsidiary Companies - Excess of cost over equity of $471,488,000 relating to certain companies purchased subsequent to November 1970 is being amortized on a straight-line basis for periods up to 40 years. Amortization amounted to $12,633,000 in 1993, $10,872,000 in 1992, and $10,846,000 in 1991.

    Investment Tax Credit - The investment tax credit is amortized to income over the productive lives of the related equipment.
    Revenue Recognition - Information services revenues primarily consist of data processing revenue recognized as services are performed. Software licensing revenue is recognized when delivery of the software occurs, while related software maintenance revenue is recognized ratably over the maintenance period. Billed but unearned revenue is deferred.
    Earnings Per Share - Primary earnings per share of common stock was determined by dividing net income applicable to common shares by the average number of common shares outstanding, including common stock equivalents, during each year. The numbers of shares used in computing primary earnings per share were 187,665,000 in 1993, 185,672,000 in 1992, and 180,007,000 in
1991. Conversion of all convertible preferred stock and convertible debentures would not have a significant dilutive effect on earnings per share.

2.  ACQUISITIONS:

On October 1, 1993, the Company completed its merger with TDS Healthcare Systems Corporation ("TDS"). In connection with the merger, approximately
2.0 million shares of the Company's common stock were issued for all of the outstanding shares and stock options of TDS. The merger was accounted for as a pooling of interests; however, the financial statements for all prior periods have not been restated, since its results are not significant to the consolidated results of operations. The accompanying financial statements include the accounts and results of operations of TDS from the date of acquisition.
    On November 1, 1993, the Company purchased substantially all of the assets of the telephone operations of GTE Corporation in the State of Georgia ("GTE Georgia") in exchange for the Company's telephone operations in Illinois, Indiana and Michigan, which had a net book value of $112 million, and $443 million in cash. This acquisition was accounted for as a purchase. GTE Georgia's results of operations are included in the Company's Consolidated Statements of Income beginning November 1, 1993, and the excess cost resulting from the transaction is being amortized on a straight-line basis over 40 years.
    Unaudited pro forma consolidated results of operations, as though the Company acquired GTE Georgia on January 1, 1992, are as follows:

                                              (Thousands, except per share)
                                                   1993          1992

Revenues and sales                              $2,487,068    $2,256,440
Income before merger expenses, gain
      on exchange of assets, other,
      and income taxes                          $  469,133    $  411,861
Income before income taxes                      $  496,523    $  406,349
Net income applicable to common shares          $  288,370    $  257,680
Primary earnings per share                           $1.53         $1.38

3.  FINANCIAL INSTRUMENTS AND INVESTMENT SECURITIES:

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. The fair value of other investments is $382.3 million based on the quoted market price and the carrying value of investments for which there is no quoted market price. The fair value of the Company's long-term debt, after deducting current maturities, is estimated to be the carrying value based on the overall weighted rates and maturity compared to rates and terms currently available in the long-term financing markets. The fair value of the Company's redeemable preferred stock is estimated to be $20.7 million in 1993 and $20.4 million in 1992 versus a carrying amount of $8.6 million in 1993 and $9.6 million in 1992. The fair value estimates are based on the conversion of the Series D convertible redeemable preferred stock to common stock of the Company and the carrying value of the Series A redeemable preferred stock for which there is no quoted market price. The fair value of all other financial instruments is estimated by management to approximate the carrying value.
    In May 1993, the FASB issued Statement of Financial Accounting Standards No. 115 ("SFAS 115") which establishes accounting for certain investments in debt and equity securities. The Company adopted the provisions of the new standard in its financial statements as of December 31, 1993. Under SFAS 115, equity securities owned by the Company have been classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity. At December 31, 1993, the Company had an unrealized gain of $121.5 million, net of tax, on its investment in LDDS Communications, Inc. The adoption of this pronouncement resulted in a non-cash increase in investments of $217.8 million, an increase in deferred taxes of $96.3 million and an increase in shareholders' equity of $121.5 million, all of which have been excluded from the 1993 Consolidated Statement of Cash Flows. All other unrealized gains and losses on investments in equity securities are not material to the Company's financial position or results of operations.

4.  DEBT:

Long-term debt, after deducting current maturities, was as follows at December 31, 1993:
                                                              (Thousands)
First mortgage bonds and collateralized notes,
    Weighted Rate 8.4%, Weighted Maturity 6 years              $   41,684
Debentures and notes, without collateral,
    Weighted Rate 8.3%, Weighted Maturity 19 years              1,001,755
Industrial revenue bonds and collateralized notes,
    Weighted Rate 4.7%, Weighted Maturity 11 years                  8,992
Revolving credit agreement,
    Weighted Rate 3.4%, Weighted Maturity 3 years                 214,545
Rural Electrification Administration notes,
    Weighted Rate 4.2%, Weighted Maturity 19 years                 94,047
Rural Telephone Bank and Federal Financing Bank notes,
    Weighted Rate 8.2%, Weighted Maturity 20 years                234,861
Other                                                                 148
      Total long-term debt                                     $1,596,032

      Weighted Rate                 7.3%
      Weighted Maturity         16 years

    The Company has a $500 million revolving credit agreement which has a termination date of October 1, 1996, with provision for annual extensions. It is the Company's intention to continue to renew the agreement. The revolving credit agreement provides a variety of pricing options.
    The indentures and agreements, as amended, provide among other things, for various restrictions on the payment of dividends by the Company and subsidiary companies. Retained earnings unrestricted as to payment of dividends by the Company amounted to $664.1 million at December 31, 1993. Certain properties have been pledged as collateral on $379.6 million of obligations.
    Interest expense on long-term debt amounted to $96.2 million in 1993, $91.4 million in 1992, and $92.9 million in 1991.
    Maturities and sinking fund requirements for the four years after 1994 for long-term debt outstanding, excluding the revolving credit agreement as of December 31, 1993, were $53.2 million, $38.8 million, $41.3 million, and $47.6 million for the years 1995 through 1998, respectively.

5.  COMMON STOCK:

On April 22, 1993, the Board of Directors approved a 2-for-1 stock split of the Company's common stock in the form of a 100% stock dividend. The dividend was distributed on July 9, 1993 to shareholders of record on June 18, 1993. Stock options and other commitments payable in shares of the Company's common stock were amended to provide for the 2-for-1 split. All share information in the consolidated financial statements has been adjusted to reflect the stock split on a retroactive basis. An amount equal to the par value of the common shares issued was transferred from Additional Capital to Common Stock.
    There are 500,000,000 shares of $1 par value common stock authorized of which 187,457,609 and 184,677,988 shares were outstanding at December 31, 1993 and 1992, respectively. At December 31, 1993, the Company had 9,234,698 common shares reserved for issuance in connection with convertible preferred stock (1,076,059) and stock options (8,158,639).
    The Company's Stock Option Plan provides for the granting of options to officers and key employees at prices not less than the market value of the stock at the date of grant.
    The following is a summary of stock options outstanding, granted, exercised and cancelled:

                                                               Average Price
                                            Shares               Per Share
                                        1993      1992        1993      1992
Outstanding at beginning
  of period                         5,566,674   5,178,446     $14.26    $11.19
Granted                             2,325,000   1,830,000      28.12     20.00
Acquisition of subsidiary             242,313        -          3.83       -
Exercised                          (1,014,495) (1,331,570)     10.14     10.08
Cancelled                            (173,564)   (110,202)     17.55     15.76
Outstanding at end of period        6,945,928   5,566,674     $19.06    $14.26

Exercisable at end of period        2,643,591   2,473,868
Reserved for future options         1,212,711   3,379,512

During 1991, 4,156,906 shares were exercised at an average price of $2.77 per share.

6. PREFERRED STOCK:

Cumulative preferred stock is issuable in series, and the Board of Directors is authorized to designate the number of shares and fix the terms. There are 50,000,000 $25.00 par value voting shares and 50,000,000 no par value non-voting shares authorized.
    The outstanding cumulative preferred stock, which is not redeemable at the option of the holder, was as follows at December 31, 1993:

                                        Quarterly               Amount
                                        Dividend              Outstanding
                                        Per Share    Shares   (Thousands)
$25 par value:
  Series A, 5%                          $.31 1/4      39,853     $  996
  Series C, 5%                           .31 1/4       5,000        125
  Series E, 6%                           .37 1/2      32,000        800
  Series F, 5 1/2%                       .34 3/8     245,955      6,149
  Series H, 6%                           .37 1/2      12,184        305
  Series I, 5 1/2%                       .34 3/8       4,000        100
  Series J, 6%                           .37 1/2       1,800         45
No par value:
  Series C, $2.06 Convertible            .51 1/2      35,419        885

                                                                 $9,405


     The $25 par value preferred stock may be redeemed at the option of the Company at par value. The no par value Series C preferred shares are convertible at any time prior to redemption into 5.963 shares of the Company's common stock. Rate of conversion is subject to adjustment under certain conditions.
     The outstanding cumulative preferred stock, which is redeemable at the option of the holder, was as follows at December 31, 1993:

                                       Quarterly                 Amount
                                       Dividend                Outstanding
                                       Per Share     Shares    (Thousands)
No par value:
  Series A, 7 3/4%                      $1.93 3/4     61,000     $6,100
  Series D, $2.25 Convertible             .56 1/4     90,240      2,527

                                                                 $8,627


     The Company's Series A preferred stock is redeemed through required annual sinking fund payments. The sinking fund requirements in each of the five years ending December 31, 1994 through 1998 amount to $540,000.
     In addition to redemption at the option of the holder and through required sinking fund payments, at the stated value per share, the Company may at its option under certain conditions redeem outstanding cumulative preferred stock at varying premiums above par or stated value.
     The Company's Series D stock is convertible at any time prior to redemption into 5.486 shares of the Company's common stock. The rate of conversion is subject to adjustment under certain conditions. During 1993, $408,000 of Series D stock was converted. The stock may be redeemed at the option of the Company or of the holder at the $28.00 per share stated value.

7. RETIREMENT PLANS:

The Company has a trusteed, noncontributory, defined benefit pension plan which provides retirement benefits for eligible employees of the Company. Pension benefits are based on an employee's years of service and compensation. The Company's funding policy for the defined benefit contributions is to satisfy the funding requirements of the Employees' Retirement Income Security Act ("ERISA").
     Certain key officers have unfunded executive compensation agreements. These agreements provide that retirements paid thereunder shall be in lieu of payments under the Company's pension plan.
     Pension expense (credit), including provision for executive compensation agreements, totaled $(3,892,000) in 1993, $(5,594,000) in 1992, and
$(2,829,000) in 1991.
    Pension expense (credit) includes the following components:

                                                             (Thousands)
                                                 1993      1992           1991
Benefits earned during the year              $ 10,504     $  8,842    $  7,214
Interest cost on projected
  benefit obligation                           16,964       15,841      14,633
Actual return on plan assets                  (34,176)     (23,624)    (55,324)
Net amortization and deferral                   2,816       (6,653)     30,648

Pension expense (credit)                     $ (3,892)    $ (5,594)   $ (2,829)


   The following table presents the funded status of the plan at December 31, 1993 and 1992:

                                                              (Thousands)
                                                          1993         1992
Actuarial present value of accumulated
  benefit obligation, including vested
  benefits of $220,404 in 1993 and
  $151,287 in 1992                                     $228,386    $152,566

Actuarial present value of projected
  benefit obligation                                    282,816     209,444
Plan assets at fair value                               336,812     293,596
Plan assets in excess of projected benefit
  obligation                                             53,996      84,152
Unrecognized net gain                                   (20,873)    (44,165)
Remaining unrecognized prior service cost                (7,036)     (9,977)
Unrecognized transition asset being
 amortized over 16 years                                (11,833)    (13,017)
Prepaid pension expense                                $ 14,254    $ 16,993


    Actuarial assumptions used to calculate the projected benefit obligations were 7.5% for the settlement rate in 1993 and 8% for 1992, and 5% for future compensation level increases in 1993 and 5.5% for 1992. The investment earnings rate was 8.5% in 1993 and 9% for 1992.

    The increases in the actuarial present value of the accumulated benefit obligation and the projected benefit obligation for 1993 primarily resulted from the acquisition of the GTE Georgia properties, the changes in actuarial assumptions, and a special early retirement program offered to employees meeting certain age and service requirements.
    Assets of the plan consist primarily of listed stocks, including common stock of the Company amounting to $18,690,000 and $15,126,000 at December 31, 1993 and 1992, respectively, and corporate and government debt.
    The Company has noncontributory defined contribution plans in the form of profit sharing arrangements for eligible employees, except bargaining unit employees. The amount of profit sharing contributions to the plans is determined annually by the Company's and subsidiaries' Board of Directors. Profit sharing expense amounted to $22,717,000 in 1993, $20,659,000 in 1992, and $11,579,000 in 1991.

8. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

Effective January 1, 1993, the Company, as required, changed its method of accounting for certain postretirement benefits by adopting Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The statement requires the recognition of a liability for postretirement benefits on an accrual basis compared to the current practice of recognizing these expenses when paid. This change in accounting does not have a material effect on the financial position or results of operation of the Company.
    The Company provides healthcare and life insurance benefits for eligible employees. The healthcare benefit is based on comprehensive hospital, medical and surgical benefit provisions, while the life insurance is based on annual earnings at the time of retirement. The employees share in the cost of these benefits. The Company is not currently funding these plans.
    The postretirement expense includes the following components:

                                                   (Thousands)

Benefits earned                                        $   423
Amortization of transition obligation                    1,000
Service and interest cost for former GTE employees          50
Interest cost on accumulated postretirement
  benefit obligation                                     2,987

Postretirement expense                                 $ 4,460


    The following table presents the plan status as of December 31, 1993:

                                                   (Thousands)

Accumulated postretirement benefit obligation:
  Retirees                                             $28,829
  Fully eligible active plan participants                1,164
  Other active plan participants                         7,296
Total accumulated postretirement benefit obligation     37,289
Unrecognized net gain                                    3,752
Unrecognized transition obligation being amortized
  over 20 years                                        (18,542)

Accrued postretirement benefit obligation              $22,499

    Actuarial assumptions are 7.5% for the weighted average discount rate, and the healthcare cost trend rate was 12% for 1993, decreasing on a graduated basis to an ultimate rate of 6% in the year 2000. A one percentage point change in the assumed healthcare cost trend rate for each future year would increase the postretirement benefit cost by approximately $165,000 for the year ended December 31, 1993, and the accumulated postretirement benefit obligation as of December 31, 1993, by approximately $1.8 million.

9. MERGER EXPENSES, GAIN (LOSS) ON EXCHANGE OR DISPOSAL OF ASSETS AND
      OTHER:

In 1993, the Company recorded a gain on the exchange of telephone properties with GTE, which was partially offset by the reorganization of its telephone operations as a result of this transaction. These transactions amounted to $69.9 million. In addition, the Company recorded a write-down of $42.5 million in 1993 to reflect an impairment in the carrying value of its product distribution operations. The net income impact from these transactions is not significant to the results of operations.
    In 1992, the Company recorded merger expenses of $5.5 million for the acquisitions of CPI Acquisition, Inc. and SLT Communications, Inc. These merger expenses resulted in a decrease in earnings per share of $.03 in 1992.
    In 1991, the Company realized a net gain from the sale of its' natural gas operations. An estimated net loss was recorded in 1991 to reflect a decline in net realizable value of manufacturing operations which the Company sold in the second quarter of 1992. The net increase to net income from these transactions was $3.0 million or $.01 per share in 1991.

10. INCOME TAXES:

Effective January 1, 1993, the Company, as required, changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standards No. 109 ("SFAS 109"). In addition to other provisions, SFAS 109 requires that deferred tax balances be adjusted to reflect the effective tax rates. For the Company's regulated operations, since the manner in which taxes are treated for ratemaking purposes has not changed, the adjustment in deferred tax balances for the change in tax rates is reflected as a regulatory asset or liability. These regulatory assets and liabilities will be amortized over the lives of the related depreciable asset or liability concurrent with recovery in rates. The cumulative effect of the change in accounting for income taxes is not significant to the consolidated results of operations.
    On August 10, 1993, the Revenue Reconciliation Act of 1993 was enacted. In addition to other provisions, the statutory federal corporate income tax rate was increased by 1% to 35% retroactive to January 1, 1993.
Accordingly, deferred tax balances were adjusted to reflect the new tax laws and rates and the effect is included in net income for 1993.
    Income tax expense was as follows:
                                                        (Thousands)
                                              1993        1992         1991
Federal                                      $158,376  $106,846      $83,574
State and other                                29,527    21,867       16,059
                                             $187,903  $128,713      $99,633

    The federal income tax expense consists of the following:

                                                      (Thousands)
                                                  1993      1992      1991

Currently payable                               $119,489  $125,516   $99,750
Deferred                                          46,289   (10,874)   (7,920)
Investment tax credit amortized                   (7,402)   (7,796)   (8,256)
                                                $158,376  $106,846   $83,574


    Deferred income tax expense results principally from temporary differences between depreciation expense for income tax purposes and depreciation expense recorded in the financial statements.
    Differences between the federal income tax statutory rates and effective income tax rates, which include both federal and state income taxes, were as follows:

                                                1993      1992      1991
Statutory income tax rates                      35.0%     34.0%     34.0%
Increase (decrease):
  Investment tax credit                         (1.6)     (2.2)     (2.9)
  State income taxes, net of
    federal benefit                              4.3       4.0       3.4
  Reversal of excess deferred
    federal taxes                               (0.9)     (1.6)     (1.8)
  Write-down of product distribution
    operations                                   3.3        -         -
  Other items                                    1.7       1.8        .6
Effective income tax rates                      41.8%     36.0%     33.3%


    The write-down of the product distribution operations resulted in capital losses for which the tax benefit can only be recognized to the extent of available capital gains. Without this write-down, the effective income tax rate would have been 38.5% in 1993.
    At December 31, 1993, the significant components of the Company's net deferred income tax liability were as follows:

Deferred Income Taxes                                   (Thousands)

Property, plant and equipment                             $318,711
Unrealized holding gain on investments                      96,301
Other, net                                                 (37,759)
  Total                                                   $377,253

    At December 31, 1993, total deferred tax assets and liabilities were $151.1 million and $528.4 million, respectively.

11. BUSINESS SEGMENTS:

The Company's telephone operating subsidiaries provide primary local service and network access in 22 states. Information services provides electronic information processing services and software primarily through long-term contracts and markets other information processing products and services to the financial, telecommunications and healthcare industries. Product distribution sells equipment and materials to affiliated and non-affiliated telephone companies and related industries and electrical and electronic wire and cable to other distributors and wholesalers. Cellular includes cellular mobile telephone services in various major U.S. markets. Other operations primarily include directory publishing and wide-area paging services, and prior to June 1992, manufacturing of marine communications and navigation equipment, and prior to September 1991, natural gas distribution. Corporate items represent general corporate expenses and assets not allocated to segments. (Refer to Page 36 for a schedule of business segment information.)
    Corporate identifiable assets consist primarily of cash, investments and headquarters facilities and equipment. Depreciation and amortization and capital expenditures are primarily related to telephone operations.
    In 1993, 1992 and 1991, AT&T provided approximately 21%, 23% and 25%, respectively, of the Company's total telephone revenues, primarily network access revenues and billing and collection services.

INVESTOR INFORMATION


Corporate Headquarters
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202
(501)661-8000


Annual Meeting
The Annual Meeting of ALLTEL Corporation stockholders will be held at 11 a.m. (CDT) on Thursday, April 21, 1994, at ALLTEL Corporation's Headquarters at One Allied Drive, Little Rock, Arkansas.


Transfer Agent, Registrar and
Dividend Disbursing Agent
Society National Bank
P.O. Box 6477
Cleveland, OH 44101-1477


Common Stock Price and Dividend Information

Ticker Symbol             AT
Newspaper Listings        ALLTEL, ALTEL

Market Price
                                            Dividend
Year   Qtr.   High      Low       Close     Declared

1993   4th    30 7/8    25 5/8    29 1/2         .22
       3rd    31 1/4    25 1/2    30 1/2         .20
       2nd    26 15/16  23 7/8    26 3/4         .20
       1st    25 5/16   22 7/8    24 11/16       .20


1992   4th    25        21 3/8    23 7/8         .20
       3rd    22 1/8    19 3/8    22 1/8         .19
       2nd    20 1/8    18 9/16   19 1/2         .19
       1st    20 1/2    17 3/8    19 1/16        .19


The above figures have been restated to reflect the 2-for-1 stock split in 1993.

The common stock is listed and traded on the New York and Pacific Stock Exchanges. The above table reflects the range of high, low and closing prices as reported by Dow Jones & Company, Inc.

Annual Report on Form 10-K
The 1993 report on Form 10-K filed with the Securities and Exchange Commission is availale without charge to stockholders upon request to the Corporate Headquarters.


Investor Relations
Information request from investors, security analysts, other members of the investment community and the news media should be addressed to Ron Payne, Vice President-Corporate Communications, at One Allied Drive, Little Rock, Arkansas 72202 (501)661-8989.


Shareholder Services
General questions about accounts, stock certificates or dividends checks my be directed to the Shareholder Services Department at 2000 Highland Road, Twinsburg, Ohio 44087 (216)963-1469.