Form 10-K, Exhibit 13
period 1994-12-31
ALLTEL CORP
filed 1995-02-21
CIK 65873

EXHIBIT 13
                  PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS
                     FOR THE YEAR ENDED DECEMBER 31, 1994
                 (incorporated by reference into this filing)



                                                              Form 10-K
                                                             Page Number

 Management's Discussion and Analysis of Financial              34-41
 Condition and Results of Operations

 Report of Independent Certified Public Accountants                42

 Selected Financial Data                                           43

 Consolidated Statements of Income                                 44

 Consolidated Balance Sheets                                      45-46

 Consolidated Statements of Cash Flows                             47

 Consolidated Statements of Shareholders' Equity                   48

 Business Segments                                                 49

 Quarterly Financial Data                                          50

 Notes to Consolidated Financial Statements                       51-62

 Investor Information                                              63

Financial Condition

(Dollars in millions,
except per share amounts)                 1994        1993        1992

Capital expenditures                  $  596.1    $  426.2    $  367.2
Cash provided from operations         $  580.9    $  569.1    $  523.0
Long-term debt issued                 $  404.9    $  627.8    $  105.0
Total capital structure               $3,531.0    $3,203.5    $2,368.5
Percent debt to total capital              54%         51%         45%
Interest coverage ratio                  4.58x       5.28x       4.89x
Book value per share                  $   8.60    $   8.24    $   7.01

The Company's financial strength continues to provide it the flexibility to make necessary and desirable capital expenditures. During 1994, the Company financed the majority of its capital expenditures through the internal generation of funds. Capital expenditures are forecast at $527.1 million for 1995, which is expected to be primarily internally financed.
The Company's capital expenditures were directed toward telephone operations to modernize its network and invest in new equipment to provide telecommunications services. In addition, capital expenditures were incurred for expansion into new cellular and information services markets and to upgrade existing cellular network facilities.
  During 1994, the Company and its subsidiaries issued long-term debt of $404.9 million, compared to $627.8 million in 1993 and $105.0 million in 1992. In 1994, the Company issued $250 million of 7.25 percent debentures to reduce borrowings under its revolving credit agreement. In addition, subsidiaries issued $60 million of 8.05 percent notes and $30 million of
8.17 percent notes during the fourth quarter of 1994. Proceeds from these note issuances were used to further reduce the outstanding revolving credit agreement borrowings and to refinance existing high-cost indebtedness. The issuance of $400 million of 6.5 percent debentures by the Company and a subsidiary to finance the acquisition of certain telephone properties of GTE Corporation in Georgia and an increase in the use of the Company's revolving credit agreement accounted for the majority of long-term debt issued in 1993. The issuance of $50 million of 7.47 percent notes by a subsidiary and $43 million of 8.05 percent notes as part of the realignment of debt in the Company's Western Division telephone operations represent a significant portion of long-term debt issued in 1992. The remaining borrowings for the three years were used for investments, acquisitions and other general corporate requirements. The loans were obtained through the private placement market, public issuance and the Rural Electrification Administration financing programs for telephone companies. The Company and its subsidiaries expect these sources to continue to be available for future borrowings. (See Note 4 to the Consolidated Financial
Statements for additional information regarding the Company's long-term debt.)
  The Company has a $500 million revolving credit agreement. Total borrowings outstanding against this agreement at December 31, 1994 and 1993 were $132.0 million and $214.5 million, respectively. Borrowings under this agreement in 1994 were for general corporate requirements and the expansion of cellular investments.
  As a result, the Company's debt ratio was 54 percent as of December 31, 1994 compared with 51 percent as of December 31, 1993. There were no changes in the Company's bond ratings during 1994. Moody's Investors Service and Standard & Poor's Corporation senior debt ratings for the Company are A2 and A+, respectively.
  Common dividends declared totaled $168.8 million in 1994 or 62 percent of net income. In October 1994, the Board of Directors approved a 9 percent increase in the quarterly dividend to $.24 per share. This action raised the annualized dividend to $.96 per share and marks the 34th consecutive year in which the Company has increased its common stock dividend.

Results of Operations

Overview
During 1994, each of the Company's four major business
segments produced growth in both operating revenues and
income. Telephone's strong operating results reflect the November 1993 acquisition of certain properties in Georgia, steady access line growth and cost savings from reorganizational efforts initiated in 1993. Information
services produced double-digit growth in revenues primarily
due to the expansion of its international, telecommunications and healthcare operations. This growth was partially offset by continuing consolidation in the domestic banking industry. Product distribution showed increased profitability as demand for its products grew as a result of an improved national economy. Cellular produced outstanding operating results reflecting significant growth in its customer base and network usage.
  In 1994, revenues and sales increased to $2,961.7 million from $2,342.1 million in 1993 and $2,082.5 million in 1992. This represents an increase of 26 percent in 1994 compared to an increase of 12 percent in 1993. Total costs and expenses increased to $2,327.9 million from $1,823.0 million in 1993 and $1,639.7 million in 1992. This represents an increase of
28 percent in 1994 compared to an increase of 11 percent in 1993. The Company's consolidated net income for 1994 increased to $271.8 million from $262.0 million in 1993 and $228.6 million in 1992, an increase of 4 percent in 1994 and 15
percent in 1993. Earnings per share in 1994 increased to $1.43 from $1.39 in 1993 and $1.22 in 1992, reflecting an increase of 3 percent in 1994 compared to an increase of 14 percent in 1993. The 1994 results include an approximately $32 million one-time, write-down on the check processing and community banking divisions of the Company's information services business, announced in December. Excluding the write-down, the Company's consolidated results from operations continued
to show strong growth, with net income increasing 16 percent to $304.0 million and earnings per share increasing 15 percent to $1.60.
                              27

Telephone Operations
(Dollars in millions)               1994           1993         1992
Revenues and sales              $1,178.3       $1,016.1     $  947.8
Operating income                $  400.2       $  353.2     $  315.8
Access lines in service        1,643,041      1,576,361    1,301,981

In 1994, telephone operations of the Company continued to perform well in a challenging regulatory environment. Revenues and sales increased $162.2 million or 16 percent for 1994, compared to increases of $68.3 million or 7 percent in 1993 and $56.9 million or 6 percent in 1992. Operating income increased $47.0 million or 13 percent for 1994, compared to an increase of $37.4 million or 12 percent in 1993 and an increase of $20.7 million or 7 percent in 1992.
In the fourth quarter of 1993, the Company purchased all the assets of the telephone operations of GTE Corporation in Georgia ("GTE Georgia") in exchange for the Company's telephone operations in Illinois, Indiana and Michigan and $443 million in cash. The exchange was accounted for as a purchase, and accordingly, GTE Georgia's results of operations have been included in the Company's financial statements as of November 1, 1993. This acquisition accounted for 14 percent of the increase in revenues and operating income in 1994 and 3 percent of the increase in revenues and operating income in 1993. In connection with this acquisition, the Company reorganized its telephone headquarters staff and consolidated its five telephone regions into three.
  In November 1994, the Company signed definitive agreements to sell telephone properties serving approximately 111,000 access lines in Arizona, California, Nevada, New Mexico, Oregon, Tennessee, Utah and West Virginia to Citizens Utilities in exchange for approximately $290 million in cash, assumed debt and 3,600 access lines in Pennsylvania. The telephone properties to be disposed of represent approximately 10 percent and 11 percent of the 1994 telephone operations revenues and operating income, respectively. This sale will be completed on a state-by-state basis as necessary regulatory approvals are obtained and represents a continuation of the Company's ongoing efforts to achieve efficiencies and enhance the competitive position of its telephone operations. Once completed, this transaction, along with the 1993 property exchange with GTE, will result in the Company serving 1.5 million access lines in 14 states compared to 1.4 million access lines in 25 states. The Company anticipates future access line growth to come from population growth in its remaining service areas and through strategic acquisitions.
  Local service revenues increased $79.3 million or 26 percent in 1994, compared to increases of $27.5 million or 10 percent in 1993 and $14.0 million or 5 percent in 1992. Local service revenues increased in 1994 and 1993 primarily due to the GTE Georgia acquisition. Increases in customer lines and growth in custom calling feature revenues also contributed to the growth in local service revenues for all periods. There were no local rate increases granted to any of the Company's telephone subsidiaries in 1994, nor are there any rate requests currently pending before regulatory commissions. Management does not anticipate filing for any local rate increases during 1995. During 1994, telephone operations were affected by certain regulatory commission orders designed to reduce earnings levels. These orders did not materially affect the results of operations of the Company.
  Network access and long-distance revenues increased $62.5 million or 11 percent in 1994, compared to increases of $36.5 million or 7 percent in 1993 and $33.5 million or 6 percent in 1992. Network access and long-distance revenues increased in 1994 and 1993 primarily due to the GTE Georgia acquisition.

Increases in universal service fund revenues and higher
volumes of access connections also contributed to the growth in network access and long-distance revenues in all periods.
The increase in revenues for 1994 was partially offset by the impact of changing from an average schedule to cost method of settling interstate access revenues by two of the Company's telephone operating subsidiaries.
  Miscellaneous revenues increased $20.4 million or 16 percent in 1994, compared to increases of $4.4 million or 4 percent in 1993 and $9.3 million or 8 percent in 1992. The increases in miscellaneous revenues in 1994 and 1993 are primarily due to the GTE Georgia acquisition and increases in directory advertising revenues. Increases in telephone equipment sales and rentals, sales of telephone equipment maintenance and protection plans and increases in intrastate billing and collection revenues also contributed to the growth in revenues in 1994. The increase in revenues for 1993 was partially offset by decreases in billing and collection revenues from AT&T. The increase in miscellaneous revenue in 1992 was the result of increases in directory advertising, telephone equipment rentals and sales of protection plans, partially offset by decreases in telephone equipment maintenance plans and message center revenues.
  Total telephone operating expenses increased $115.2 million or 17 percent to $778.1 million in 1994. This compares to an increase of 5 percent in 1993 and 6 percent in 1992. The acquisition of the GTE Georgia properties accounted for 14 percent of the increase in 1994 and 3 percent of the increase in 1993. In addition to the impact of the GTE Georgia acquisition, operating expenses increased in 1994 due to increased expense for maintenance and repair of cable, digital electronic switching and circuit equipment, and an increase in cost of products sold related to the sales of telephone equipment and maintenance and protection plans. The increase in 1994 was partially offset by lower maintenance expense related to electro-mechanical switching equipment and by a reduction in accounting, financial and human resource management expenses resulting from the reorganization and consolidation of the Company's telephone operations. Operating expenses increased in 1993 primarily due to increased expense for repair and maintenance of cable, digital electronic switching and circuit equipment, and increased information services charges. The increase in operating expenses in 1992 was due to increased expense for maintenance and repair of cable, digital electronic switching and circuit equipment, increases in real estate, personal property, gross receipts and franchise taxes, and increased information services
charges. The increase in 1992 was partially offset by lower maintenance expense related to electro-mechanical switching equipment and a reduction in cost of products sold related to protection plans, deregulated equipment and telephone equipment maintenance plans.
  The Company's telephone subsidiaries follow the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). If the Company's telephone subsidiaries no longer qualify for the provisions of SFAS 71, the accounting impact to the Company would be an extraordinary non-cash charge to operations of an amount that could be material. Criteria that would give rise to the discontinuance of SFAS 71 include (1) increasing competition that restricts the telephone subsidiaries' ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company periodically reviews these criteria to ensure the continuing application of SFAS 71 is
appropriate.
                              28

Information Services Operations

(Millions)                      1994      1993      1992
Revenues and sales            $861.5    $677.8    $569.4
Operating income              $129.8    $116.6    $ 94.4

The information services segment provided double-digit growth in both revenues and sales and operating income for the Company. Revenues and sales reflect increases of $183.7 million or 27 percent in 1994, $108.4 million or 19 percent in 1993, and $92.8 million or 19 percent in 1992. Operating income reflects increases of $13.2 million or 11 percent in 1994, $22.2 million or 23 percent in 1993, and $38.2 million or 68 percent for 1992.
  Although revenue and operating income growth for this segment continue to be adversely affected by the number of mergers and consolidations taking place in the financial services industry, the expansion of its international, telecommunications and healthcare operations has positioned this segment with opportunities for future growth in revenues and operating income. In November 1994, information services enhanced the telecommunications portion of its outsourcing business when it signed a long-term contract to provide customer billing, facilities management and other support services for the telephone operations of Citizens Utilities.
  Information services revenues and sales increased in all periods as a result of new facilities management and remote processing contracts including telecommunications, additional services provided under existing facilities management contracts, an increase in the number of mortgage loans processed and related reporting services and additional fees associated with specialized programming and software conversions. The acquisition of TDS Healthcare Systems Corporation ("TDS"), effective October 1, 1993, also contributed to the increase in revenues and sales in 1994 and 1993. Revenues and sales also increased in 1993 and 1992 as a result of the increased nationwide refinancing activity that provided additional transaction processing charges. The increases in revenues and sales in all periods were partially offset by lost operations from contract terminations due primarily to merger and acquisition activity in the financial services market. Both the community and commercial banking industries continue to experience a high level of consolidation due to mergers, which are anticipated to continue over the next few years.
  Operating income increased for all periods due to the revenue increases previously mentioned. The growth in operating income in 1994 was slower than the growth in revenues and sales due to increased costs to procure and support additional international service contracts, the reduction in revenues as a result of early termination of facilities management contracts, operating losses sustained by this segment's check processing and community banking operations, increased operating expenses to support the growth in business and an increase in depreciation and amortization expense.
Depreciation and amortization expense increased primarily due to the acquisition of additional data processing equipment, as a result of the growth in business, and due to an increase in amortization of internally developed software. Operating income in 1993 also increased due to higher margins realized on contract termination fees. A reduction in the amortization of software at Computer Power, Inc. ("CPI") also contributed to the increase in operating income in 1992.
  As a result of the declining contributions from this segment's check processing and community banking operations, the Company recorded a write-down in the carrying value of these operations in December 1994. This write-down resulted in an after-tax charge of approximately $32 million.

Product Distribution Operations
(Millions)                          1994      1993      1992
Revenues and sales                $436.6    $370.7    $377.0
Operating income                  $ 23.9    $ 17.0    $ 18.3

Product distribution operations showed improved operating results in 1994, as revenues and sales increased $66.0 million or 18 percent, and operating income increased $6.9 million or 41 percent from 1993. The increase in revenues and sales in 1994 is primarily due to growth in the sale of telecommunications and data products to new and existing customers, including sales to affiliates as discussed in the "Accounting Policies" note. Sales of electrical wire and cable products also increased in 1994 reflecting increased copper prices and a slightly higher demand for these products. The product distribution companies continue to experience competition from other distribution companies and from direct sales by manufacturers.
  As a result of sluggish market conditions and intense competitive pressures especially affecting the Company's specialty wire and cable subsidiary, product distribution operations reflected a decrease in revenues and sales in 1993 of $6.3 million or 2 percent. Although growth in the sale of telecommunications and data products to new and existing customers including sales to affiliates occurred in 1993, these increases were offset by decreased sales of electrical wire and cable products. Revenues and sales increased $43.9 million or 13 percent in 1992 primarily due to growth in sales of telecommunications and data products to new and existing customers including sales to affiliates.
  Operating income increased in 1994 primarily due to the increase in revenues and sales previously noted, partially offset by an increase in selling-related expenses. As a result of the decrease in revenues and sales, operating income also decreased $1.3 million or 7 percent in 1993. Operating income increased $2.8 million or 18 percent in 1992 primarily due to the growth in revenues and sales. Inventory controls and flexible pricing techniques helped operating income grow faster than revenues in 1992.

Cellular Operations
(Dollars in millions)               1994        1993      1992
Revenues and sales                $321.4      $201.2    $125.5
Operating income                  $ 84.7      $ 44.3    $ 20.9
Total customers                  468,542     275,611   161,419

Cellular operations provided solid operating results and continued its trend of making an increasingly larger contribution to the Company's overall earnings growth. Revenues and sales increased $120.2 million or 60 percent for 1994, compared to increases of $75.7 million or 60 percent in 1993 and $49.6 million or 65 percent in 1992. Operating income increased $40.4 million or 91 percent in 1994, $23.4 million or 111 percent in 1993 and $12.4 million or 144 percent in 1992. Cellular operations are expected to continue producing strong growth rates in revenues and operating income. Subscriber growth remained strong, as the number of cellular customers at year-end 1994 totaled 468,542, an increase of 192,931 customers or 70 percent over 1993.
  Cellular operations revenues and sales and operating income increased in all periods primarily due to the significant growth in its customer base. The acquisition of new cellular properties and increased ownership interest in existing cellular properties also contributed to the growth in revenues and sales in 1993 and 1992. Operating income also increased for all periods reflecting the increases in revenues and sales noted above, partially offset by higher expenses for selling and advertising, depreciation and other operating expenses.

Other Operations
(Millions)                          1994      1993      1992
Revenues and sales                $163.9    $ 76.3    $ 62.8
Operating income                  $ 15.3    $  9.2    $  9.1

Other operations produced increases in revenues and sales of $87.6 million or 115 percent and operating income of $6.1 million or 66 percent in 1994. These increases are primarily due to the significant growth in the Company's publishing operations attributable to the purchase of the independent telephone directory operations of GTE Directories Corporation in October 1993. As a result of this acquisition, the number of directories published during 1994 increased to 362 compared to 155 directories published in 1993, an increase of 134 percent.
  The increase in revenues and sales in 1993 of $13.5 million or 22 percent was primarily due to the purchase of the GTE directory publishing business, partially offset by the loss of revenues due to the sale of Ocean Technology, Inc. ("OTI") in the second quarter of 1992. The decrease in revenues and sales in 1992 of $44.6 million or 42 percent was primarily due to the sale of OTI.
  Operating income increased in 1994 primarily due to the increase in revenues and sales previously noted, partially offset by increases in directory services expense, contract services, and selling and marketing expenses related to the publication of additional independent directories.
Depreciation and other operating expenses also increased in 1994 as a result of the expansion and rapid growth in the directory publishing operations. The slight increase in operating income in 1993 primarily resulted from the increase in revenues and sales, partially offset by one-time costs incurred with the purchase and start-up of the GTE directory publishing business and the reduction in income due to the sale of OTI. Operating income decreased $5.9 million or 39 percent in 1992 primarily due to the sale of OTI and the Company's natural gas distribution operations in September
1991.

Other Income, Net
Other income, net decreased $8.3 million in 1994 primarily due to an increase in the minority interest in earnings of the Company's cellular operations by others and the amortization of telephone plant acquisition adjustments related to the GTE Georgia properties acquisition, partially offset by an increase in equity income recognized on investments in cellular limited partnerships. The increase in equity income reflects the improved operating results of those partnership interests not managed by the Company.
  Other income, net decreased $11.1 million or 83 percent in 1993 primarily due to the elimination of equity income recognized from the Company's investment in LDDS Communications, Inc. ("LDDS"). This investment is now accounted for under the cost method, since the Company's ownership is currently less than 20 percent. Other income, net increased $1.2 million or 10 percent in 1992 due primarily to an increase in interest income.

Interest Expense
Interest expense increased 39 percent or $38.4 million in 1994, increased 6 percent or $5.5 million in 1993 and decreased 1 percent or $1.0 million in 1992. The increase in interest expense in 1994 reflects both the issuance of the $250 million of debentures in April 1994 to reduce borrowings under the Company's revolving credit agreement and the issuance of $400 million debentures in November 1993 to finance the GTE Georgia properties acquisition, as previously discussed. The increase in interest expense in 1993 is primarily due to the issuance of the $400 million of debentures. The decrease in interest expense in 1992 is primarily due to a reduction in the usage and lower rates on the

Company's revolving credit agreement, partially offset by a subsidiary debt issuance totaling $50 million.

Gain on Exchange of Assets, Write-down of Assets and Other
In 1994, the Company recorded a write-down to reflect the net realizable value of its information services segment's community banking and check processing operations. This write-down decreased net income by approximately $32 million or $.17 per share for the year ended December 31, 1994.
  In 1993, the Company recorded a gain on the exchange of telephone properties with GTE, which was partially offset by the reorganization of its telephone operations as a result of this transaction. During the fourth quarter of 1993, the Company also recorded a partial write-down to reflect an impairment in the carrying value of its product distribution operations. The net income impact from these transactions is not significant to the results of operations.
  As a result of the acquisition of CPI in 1992, merger expenses were recorded, which decreased net income by $5.0 million or $.03 per share for the year ended December 31, 1992.

Income Taxes
The decrease in income taxes in 1994 was primarily due to the tax benefit resulting from the write-down of the information services operations. The increase in income taxes for 1993 resulted primarily from an increase in taxable income and additional taxes due to the Revenue Reconciliation Act of 1993, which increased the statutory federal corporate income tax rate 1 percent to 35 percent effective January 1, 1993. Income taxes for 1993 do not reflect a tax benefit from the write-down of the product distribution operations in 1993, since utilization of this benefit is not certain. The increase in income taxes for 1992 resulted primarily from an increase in taxable income, partially offset by the recording in 1991 of a net gain from the sale of natural gas operations and the write-down to the market value of OTI.

Average Common Shares Outstanding
The average number of common shares outstanding increased 1 percent in 1994. During 1994, common shares issued through stock option plans amounted to 535,000 shares, 324,000 shares were issued for the acquisition of a subsidiary, and debentures and preferred stock were converted into 71,000 shares. These increases were offset by the Company's repurchase on the open market of 407,000 shares of its own common shares. In June 1993, 92,559,000 common shares were issued in connection with a 2-for-1 stock split. The average number of common shares outstanding increased 1 percent in 1993, primarily due to the issuance of approximately 2 million common shares for the acquisition of TDS. Also in 1993, stock option plan issuances amounted to 721,000 common shares, and debentures and preferred stock were converted into 81,000 shares. The average number of common shares outstanding increased 3 percent in 1992. Contributing to the increase was the issuance of 2.7 million shares of common stock previously repurchased. In 1992, 3,994,000 common shares were issued through stock option plans, and debentures and preferred stock were converted into 188,000 shares.

Other Financial Information
Management is currently not aware of any environmental matters which in the aggregate would have a material adverse effect on the financial condition or results of operations of the Company. The financial information included in the Quarterly Financial Data reflects all adjustments necessary for a fair presentation.
                              30

Report of Independent Public Accountants



To the Shareholders of ALLTEL Corporation:


We have audited the accompanying consolidated balance sheets of ALLTEL Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALLTEL Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
  As explained in Note 3 to the financial statements, as of December 31, 1993, the Company changed its method of accounting for investments in conjunction with the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."


                                  Arthur Anderson LLP


Little Rock, Arkansas,
January 23, 1995.



Selected Financial Data

For the years ended December 31,
(Dollars in thousands, except per share amounts)
                                             1994           1993           1992           1991            1990              1989
Revenues and sales                     $2,961,717     $2,342,087     $2,082,481     $1,883,954       $1,691,163       $1,556,718


Costs and expenses:
  Cost of products sold                   456,119        353,120        359,148        357,049          361,973          316,658
  Operating expenses                    1,871,732      1,469,921      1,280,591      1,154,066          961,296          905,500
  Total costs and expenses              2,327,851      1,823,041      1,639,739      1,511,115        1,323,269        1,222,158

Operating income                          633,866        519,046        442,742        372,839          367,894         334, 560
Other income, net                          (6,064)         2,230         13,364         12,117           11,973            7,818
Interest expense                         (137,120)       (98,746)       (93,245)       (94,244)         (83,702)

Income before gain on exchange or
  disposal of assets, write-down of
  assets, other, and income taxes         490,682        422,530        362,861        290,712          292,402          258,676
Gain on exchange or disposal of
  assets, write-down of assets
  and other                               (54,157)        27,390         (5,512)         8,347               --               --

Income before income taxes                436,525        449,920        357,349        299,059          292,402          258,676
Income taxes                              164,772        187,903        128,713         99,633           92,275           80,131

Net income                                271,753        262,017        228,636        199,426          200,127          178,545
Preferred dividends                         1,232          1,578          1,742          2,543            2,878            3,214

Net income applicable
  to common shares                     $  270,521     $  260,439     $  226,894     $  196,883       $  197,249       $  175,331

Primary earnings per share                  $1.43          $1.39          $1.22          $1.09            $1.09            $1.01
Dividends per common share                   $.90           $.82           $.77           $.71             $.66             $.59
Common shares -
  average including equivalents       189,454,000    187,665,000    185,672,000    180,007,000      181,453,000      174,437,000
  at year end                         187,981,000    187,458,000    184,678,000    177,796,000      171,951,000      174,584,000
Total assets                           $4,713,878     $4,270,458     $3,125,976     $2,957,232       $2,774,584       $2,666,940
Total shareholders'equity              $1,625,369     $1,554,708     $1,304,454     $1,127,878       $1,043,771       $1,003,311
Total redeemable preferred
  stock and long-term debt             $1,853,979     $1,604,659     $1,027,803     $1,057,277       $1,003,844       $  917,151

                                                                         32

                                                                         43

Consolidated Statements of Income

For the years ended December 31,
(Dollars in thousands, except per share amounts)              1994              1993           1992
Revenues and sales                                      $2,961,717        $2,342,087     $2,082,481

Costs and expenses:
  Cost of products sold                                    456,119           353,120        359,148
  Operations                                             1,292,251           989,848        852,879
  Maintenance                                              151,248           131,159        121,881
  Depreciation and amortization                            361,963           289,812        250,787
  Taxes, other than income taxes                            66,270            59,102         55,044
  Total costs and expenses                               2,327,851         1,823,041      1,639,739

Operating income                                           633,866           519,046        442,742
Other income, net                                           (6,064)            2,230         13,364
Interest expense                                          (137,120)          (98,746)       (93,245)

Income before gain on exchange of assets,
  write-down of assets, other, and income taxes            490,682           422,530        362,861
Gain on exchange of assets, write-down of assets
  and other                                                (54,157)           27,390         (5,512)

Income before income taxes                                 436,525           449,920        357,349
Federal and state income taxes                             164,772           187,903        128,713

Net income                                                 271,753           262,017        228,636
Preferred dividends                                          1,232             1,578          1,742

Net income applicable to common shares                  $  270,521        $  260,439     $  226,894

Primary earnings per share                                   $1.43             $1.39          $1.22

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

December 31,
(Dollars in thousands)

Assets                                                         1994         1993
Current assets:
  Cash and short-term investments                        $   26,098   $    7,881
  Accounts receivable                                       533,244      379,743
  Materials and supplies                                     24,348       22,321
  Inventories                                                94,458       68,673
  Prepaid expenses                                           14,579       15,520
  Total current assets                                      692,727      494,138

Investments                                                 332,748      382,343
Excess of cost over equity in subsidiary companies          494,861      508,227

Property, plant and equipment:
  Telephone                                               3,756,894    3,555,020
  Information services                                      380,182      290,737
  Cellular                                                  324,258      213,380
  Other                                                      25,011       22,504
  Under construction                                        210,496      153,196
  Total property, plant and equipment                     4,696,841    4,234,837
  Less accumulated depreciation                           1,733,610    1,558,403
  Net property, plant and equipment                       2,963,231    2,676,434

Other assets                                                230,311      209,316
Total assets                                             $4,713,878   $4,270,458

The accompanying notes are an integral part of these consolidated balance sheets.

                                            34

                                            45


Liabilities and shareholders' equity                         1994           1993

Current liabilities:
  Current maturities of long-term debt                 $   51,676     $   44,138
  Accounts payable                                        259,723        221,569
  Advance payments and customers' deposits                 57,042         62,490
  Accrued taxes                                            21,171         35,053
  Accrued dividends                                        45,158         41,472
  Other current liabilities                               170,845        140,837
  Total current liabilities                               605,615        545,559

Deferred credits:
  Investment tax                                           31,077         38,575
  Income taxes                                            385,469        377,253
  Total deferred credits                                  416,546        415,828

Long-term debt                                          1,846,150      1,596,032
Other liabilities                                         212,369        149,704
Preferred stock, redeemable                                 7,829          8,627

Shareholders' equity:
  Preferred stock                                           9,320          9,405
  Common stock                                            187,981        187,458
  Additional capital                                      339,436        333,698
  Unrealized holding gain on investments                   84,275        121,507
  Retained earnings                                     1,004,357        902,640
  Total shareholders' equity                            1,625,369      1,554,708

Total liabilities and shareholders' equity             $4,713,878     $4,270,458

The accompanying notes are an integral part of these consolidated balance sheets.

                                          35

                                          46


Consolidated Statements of Cash Flows

For the years ended December 31,
(Dollars in thousands)                                                          1994               1993               1992

Cash provided from operations:
Net income                                                                  $271,753           $262,017           $228,636
Non-cash operating activities:
  Depreciation and amortization                                              361,963            289,812            250,787
  Gain on exchange of assets, write-down
    of assets and other                                                       32,223            (48,669)                --
  Other, net                                                                  41,355             35,380              4,906
  Increase (decrease) in deferred credits                                     32,754             19,096            (18,534)
Changes in operating assets and liabilities:
  Accounts receivable                                                       (181,997)           (84,854)           (28,907)
  Inventories                                                                (27,812)            (8,749)             6,311
  Accounts payable                                                            38,154             41,050              3,582
  Other current liabilities                                                   (9,505)            50,174             61,687
  Other, net                                                                  21,989             13,848             14,557
    Net cash provided by operating activities                                580,877            569,105            523,025

Cash used in investing:
  Additions to property, plant and equipment                                 596,112            426,171            367,203
  Purchase of subsidiaries, net of cash acquired                                  --            443,000                 --
  Sale of property                                                                --                 --             (8,394)
  Additions to investments                                                     9,464             20,441             43,510
  Other, net                                                                  49,627             86,536             30,906
    Net cash used in investing activities                                    655,203            976,148            433,225

Cash (provided) used in financing:
  Dividends on preferred and common stock                                    170,036            154,110            134,981
  Reductions in long-term debt                                               147,784             91,136            173,439
  Purchase of common stock                                                    10,932                 --                 --
  Preferred stock redemptions and purchases                                      438              3,813              1,630
  Long-term debt issued                                                     (404,883)          (627,804)          (105,011)
  Common stock issued                                                        (16,850)            (5,756)           (69,719)
    Net cash (provided) used in financing activities                         (92,543)          (384,501)           135,320

Increase (decrease) in cash and short-term investments                        18,217            (22,542)           (45,520)

Cash and short-term investments:
  Beginning of year                                                            7,881             30,423             75,943
  End of year                                                               $ 26,098           $  7,881           $ 30,423
Supplemental cash flow disclosures:
  Interest paid                                                             $129,788           $ 91,574           $ 89,585
  Income taxes paid                                                         $150,224           $163,583           $110,132

The accompanying notes are an integral part of these consolidated financial statements.

                                                              36

                                                              47


Consolidated Statements of Shareholders' Equity

For the years ended December 31,
(Dollars in thousands, except per share amounts)                        1994                 1993                 1992
Preferred stock:
  Balance at beginning of the year                                $    9,405           $    9,488           $    9,634
  Conversion of preferred stock                                          (85)                 (83)                (146)
  Balance at end of the year                                           9,320                9,405                9,488

Common stock:
  Balance at beginning of the year                                   187,458               92,339               88,898
  Employee plans                                                         535                  721                1,997
  Acquisition of subsidiary                                              324                1,758                   --
  Conversion of preferred stock and debentures                            71                   81                   94
  Stock split                                                             --               92,559                   --
  Reissuance/(purchase) of stock                                        (407)                  --                1,350
  Balance at end of the year                                         187,981              187,458               92,339

Additional capital:
  Balance at beginning of the year                                   333,698              399,955              320,329
  Employee plans                                                       7,815               20,485               27,536
  Acquisition of subsidiary                                            8,176                5,422                   --
  Conversion of preferred stock and debentures                           272                  395                  838
  Stock split                                                             --              (92,559)                  --
  Reissuance/(purchase) of stock                                     (10,525)                  --               51,252
  Balance at end of the year                                         339,436              333,698              399,955

Unrealized holding gain on investments:
  Balance at beginning of the year                                   121,507                   --                   --
  Change in unrealized holding gain on investments                   (37,232)             121,507                   --
  Balance at end of the year                                          84,275              121,507                   --

Retained earnings:
  Balance at beginning of the year                                   902,640              802,672              709,017
  Acquisition of subsidiary                                               --               (7,939)                  --
  Net income for the year                                            271,753              262,017              228,636
  Dividends:
    Common per share, $.90 in 1994,
    $.82 in 1993 and $.77 in 1992                                   (168,804)            (152,532)            (133,239)
    Preferred                                                         (1,232)              (1,578)              (1,742)
  Balance at end of the year                                       1,004,357              902,640              802,672
  Total shareholders' equity                                      $1,625,369           $1,554,708           $1,304,454

The accompanying notes are an integral part of these consolidated financial statements.

Business Segments


For the years ended December 31,
(Dollars in thousands)                            1994         1993         1992

Revenues and sales:
  Telephone:
    Local service                           $  389,784   $  310,495   $  283,015
    Network access and long-distance           644,020      581,520      545,052
    Miscellaneous                              144,473      124,079      119,692
    Total telephone                          1,178,277    1,016,094      947,759
  Information services                         861,500      677,753      569,370
  Product distribution                         436,643      370,692      377,036
  Cellular                                     321,387      201,215      125,531
  Other operations                             163,910       76,333       62,785
    Total                                   $2,961,717   $2,342,087   $2,082,481

Operating income:
  Telephone                                 $  400,207   $  353,194   $  315,782
  Information services                         129,765      116,608       94,454
  Product distribution                          23,920       16,994       18,336
  Cellular                                      84,655       44,292       20,945
  Other operations                              15,270        9,191        9,128
    Total business segments                    653,817      540,279      458,645
  Corporate expenses                            19,951       21,233       15,903
    Total                                   $  633,866   $  519,046   $  442,742

Identifiable assets:
  Telephone                                 $2,909,028   $2,795,984   $2,101,454
  Information services                         632,518      468,490      299,240
  Product distribution                         163,628      157,561      204,986
  Cellular                                     573,314      401,791      318,553
  Other operations                              65,601       28,157       17,100
  Corporate                                    369,789      418,475      184,643
    Total                                   $4,713,878   $4,270,458   $3,125,976

Capital expenditures:
  Telephone                                 $  331,395   $  257,238   $  247,300
  Information services                         124,005      110,169       71,104
  Product distribution                           6,029          707          546
  Cellular                                     107,647       52,918       30,748
  Other operations and corporate                27,036        5,139       17,505
    Total                                   $  596,112   $  426,171   $  367,203

Depreciation and amortization expense:
  Telephone                                 $  229,474   $  191,076   $  173,902
  Information services                          88,627       64,861       49,742
  Product distribution                           1,181        1,520        1,468
  Cellular                                      36,821       26,444       17,497
  Other operations and corporate                 5,860        5,911        8,178
    Total                                   $  361,963   $  289,812   $  250,787

(Refer to page 45 for additional information concerning business segments.)

Quarterly Financial Data (unaudited)


(Dollars in thousands, except per share amounts)       1994                                                1993
                                 Total       4th       3rd       2nd       1st       Total        4th       3rd       2nd       1st
Revenues and sales          $2,961,717  $772,422  $745,324  $734,563  $709,408  $2,342,087   $654,817  $571,678  $568,868  $546,724
Operating income            $  633,866  $155,553  $166,128  $161,908  $150,277  $  519,046   $139,904  $129,202  $126,699  $123,241
Income before gain on
  exchange of assets,
  write-down of assets,
  other, and income taxes   $  490,682  $120,920  $127,912  $124,340  $117,510  $  422,530   $111,325  $106,428  $103,085  $101,692
Net income                  $  271,753  $ 43,952  $ 79,728  $ 76,187  $ 71,886  $  262,017   $ 69,057  $ 65,975  $ 63,829  $ 63,156
Preferred dividends              1,232       301       304       317       310       1,578        382       387       403       406

Net income applicable
  to common shares          $  270,521  $ 43,651  $ 79,424  $ 75,870  $ 71,576  $  260,439   $ 68,675  $ 65,588  $ 63,426  $ 62,750
Primary earnings
  per share                 $     1.43  $    .23  $    .42  $    .40  $    .38  $     1.39   $    .36  $    .35  $    .34  $    .34
Net income and earnings
  per share excluding
  gain on exchange of
  assets, write-down of
  assets and other:
    Net income              $  303,976  $ 76,175  $ 79,728  $ 76,187  $ 71,886  $  262,038   $ 69,078  $ 65,975  $ 63,829  $ 63,156
    Primary earnings
     per share              $     1.60  $    .40  $    .42  $    .40  $    .38  $     1.39   $    .36  $    .35  $    .34  $    .34
Dividends per
  common share              $      .90  $    .24  $    .22  $    .22  $    .22  $      .82   $    .22  $    .20  $    .20  $    .20

Notes to Consolidated Financial Statements

1. Accounting Policies:

Consolidation - The consolidated financial statements include the accounts of ALLTEL Corporation, its subsidiary companies and majority-owned partnerships (the "Company"). Investments in 20% to 50% owned entities and all unconsolidated partnerships are accounted for using the equity method. Other investments are recorded in accordance with Statement of Financial Accounting Standards No. 115 (see Note 3). All intercompany transactions, except those with certain affiliates described below, have been eliminated in the consolidated financial statements. Certain amounts have been reclassified to conform with the 1994 financial statement presentation.
  Transactions with Certain Affiliates - ALLTEL Supply, Inc. sells equipment and materials to telephone subsidiaries of the Company ($140,410,000 in 1994, $93,232,000 in 1993, and
$81,766,000 in 1992) as well as to other telephone companies and related industries. The cost of equipment and materials sold to such subsidiaries is included, principally, in telephone plant in the consolidated financial statements. ALLTEL Information Services, Inc. provides the data processing services for the Company's telephone operations ($77,427,000 in 1994, $65,925,000 in 1993, and $57,730,000 in 1992) in
addition to other companies. Intercompany profit, to the extent not offset by depreciation on the capitalized cost of equipment and materials, has not been eliminated because prices charged by the supply and information services subsidiaries are comparable to prices the individual telephone subsidiaries would be required to pay other suppliers and are recovered through the regulatory process.
  Cash and Short-term Investments - Cash and short-term investments consist of highly liquid investments with original maturities of less than three months. These investments are readily convertible into cash.
  Inventories - Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method of valuation.
  Property, Plant and Equipment - Property, plant and equipment are stated at original cost. Depreciation is computed using the straight-line method for financial reporting purposes. The composite depreciation rates by class of property as a percent of average depreciable plant and equipment were:

                              1994        1993        1992
Telephone                      6.3%        6.4%        6.5%
Information services          16.3        16.9        16.9
Cellular                      12.2        12.6        12.2
Other                          9.7        10.0         9.6

  For the Company's telephone operations, when utility property, plant and equipment are retired, the original cost, net of salvage, is charged against accumulated depreciation. All other property, plant and equipment retirements are recorded at net book value plus salvage, if any, with the corresponding gain or loss recognized in the accompanying statements of income. The cost of maintenance and repairs of property, plant and equipment, including the cost of replacing minor items not affecting substantial betterments, is charged to maintenance expense as incurred. The Company capitalized estimated interest during periods of construction. Capitalized interest amounts were $3,361,000, $2,005,000 and $1,957,000 for 1994,
1993 and 1992, respectively.
  Excess of Cost Over Equity in Subsidiary Companies - Excess of cost over equity of $469,467,000 relating to certain companies purchased subsequent to November 1970 is being amortized on a straight-line basis for periods up to 40 years. Amortization expense amounted to $15,427,000 in 1994, $12,633,000 in 1993, and $10,872,000 in 1992.
  Investment Tax Credit - The investment tax credit is amortized to income over the productive lives of the related property, plant and equipment.
  Revenue Recognition - Telephone revenues are recognized when earned and are primarily derived from usage of the Company's local exchange networks and facilities or under revenue-sharing arrangements with other telecommunications carriers. Information services revenues primarily consist of data processing revenue recognized as services are performed. Software licensing revenue is recognized when delivery of the software occurs, while related software maintenance revenue is recognized ratably over the maintenance period. Certain long-term contracts are accounted for using the percentage-of-completion method, whereby revenue and profit are recognized throughout the performance of the contract. In accordance with contractual arrangements with customers, cellular access service revenue is recognized when billed, while revenue from network usage is recognized when the services are rendered.
For all other operations, revenue is recognized when products are delivered or services are rendered to customers.
  Included in accounts receivable are unbilled amounts of $111,853,000 and $40,267,000 at December 31, 1994 and 1993,
respectively, which include costs and estimated earnings in excess of billings on contracts accounted for under the percentage-of-completion method. These amounts are recoverable from the customer upon presentation of bills or completion of services provided under the contract.

  Earnings Per Share - Primary earnings per share of common stock was determined by dividing net income applicable to common shares by the average number of common shares outstanding, including common stock equivalents, during each year. The numbers of shares used in computing primary earnings per share were 189,454,000 in 1994, 187,665,000 in 1993, and
185,672,000 in 1992. Conversion of all convertible preferred stock and convertible debentures would not have a significant dilutive effect on earnings per share.

2. Acquisitions:

On November 1, 1993, the Company purchased substantially all of the assets of the telephone operations of GTE Corporation in the State of Georgia ("GTE Georgia") in exchange for the Company's telephone operations in Illinois, Indiana and
Michigan, which had a net book value of $112 million, and $443 million in cash. This acquisition was accounted for as a purchase. GTE Georgia's results of operations are included in the Company's Consolidated Statements of Income beginning November 1, 1993, and the excess cost resulting from this transaction is being amortized on a straight-line basis over
40 years.
  Unaudited pro forma consolidated results of operations, as though the Company acquired GTE Georgia on January 1, 1992, are as follows:
                                    (Thousands, except per share)
                                           1993              1992

Revenues and sales                   $2,487,068        $2,256,440
Income before gain on exchange of
  assets, write-down of assets,
  other, and income taxes            $  469,133        $  411,861
Income before income taxes           $  496,523        $  406,349
Net income applicable to
  common shares                      $  288,370        $  257,680
Primary earnings per share                $1.53             $1.38

3. Financial Instruments and
Investment Securities:

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. The fair value of other investments is $332.7 million based on the quoted market price and the carrying value of investments for which there is no quoted market price. The fair value of the Company's long-term debt, after deducting current maturities, is estimated to approximate the carrying value based on the overall weighted rates and maturity compared to rates and terms currently available in the long-term financing markets. The fair value of the Company's redeemable preferred stock is estimated to be $19.0 million in 1994 and $20.7 million in 1993 versus a carrying amount of $7.8 million in 1994 and $8.6 million in 1993. The fair value estimates are based on the conversion of the Series D convertible redeemable preferred stock to common stock of the Company and the carrying value of the Series A redeemable preferred stock for which there is no quoted market price. The fair value of all other financial instruments is estimated by management to approximate the carrying value.
  In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 115 ("SFAS 115") which establishes accounting for certain investments in debt and equity securities. Under SFAS 115, equity securities owned by the Company have been classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity. The Company adopted the provisions of this standard in its financial statements as of December 31, 1993. The adoption of this pronouncement resulted in a non-cash increase in investments of $217.8 million, an increase in deferred taxes of $96.3 million and an increase in shareholders' equity of $121.5 million. At December 31, 1994, the Company had an unrealized gain of $84.3 million, net of tax, on its investment in LDDS Communications, Inc. The unrealized gain, including the related tax impact, are non-cash items and accordingly have been excluded from the Consolidated Statements of Cash Flows. All other unrealized gains and losses on investments in equity securities are not material to the Company's financial position or results of operations.

4. Debt:

Long-term debt, after deducting current maturities, was as
follows at December 31:
                                                               (Thousands)
                                                                1994        1993
First mortgage bonds and collateralized notes,
  Weighted rate 8.8% in 1994 and 8.4% in 1993
  Weighted maturity 6 years in 1994 and 1993              $   25,118  $   41,684
Debentures and notes, without collateral,
  Weighted rate 8.1% in 1994 and 8.3% in 1993
  Weighted maturity 16 years in 1994 and 19 years in 1993  1,307,223   1,001,755
Industrial revenue bonds and collateralized notes,
  Weighted rate 5.3% in 1994 and 4.7% in 1993
  Weighted maturity 10 years in 1994 and 11 years in 1993      8,732       8,992
Revolving credit agreement,
  Weighted rate 6.6% in 1994 and 3.4% in 1993
  Weighted maturity 3 years in 1994 and 1993                 132,005     214,545
Rural Electrification Administration notes,
  Weighted rate 4.4% in 1994 and 4.2% in 1993
  Weighted maturity 18 years in 1994 and 19 years in 1993    100,392      94,047
Rural Telephone Bank and Federal Financing Bank notes,
  Weighted rate 8.2% in 1994 and 1993
  Weighted maturity 19 years in 1994 and 20 years in 1993    272,680     234,861
Other                                                             --         148

  Total long-term debt                                    $1,846,150  $1,596,032

  Weighted rate                                                  7.7%       7.3%
  Weighted maturity                                         16 years    16 years

  The Company has a $500 million revolving credit agreement which has a termination date of October 1, 1997, with provision for annual extensions. It is the Company's intention to continue to renew the agreement. The revolving credit agreement provides a variety of pricing options.
  The indentures and agreements, as amended, provide among other things, for various restrictions on the payment of dividends by the Company and subsidiary companies. Retained earnings unrestricted as to payment of dividends by the Company amounted to $765.8 million at December 31, 1994. Certain properties have been pledged as collateral on $406.9 million of obligations.
  Interest expense on long-term debt amounted to $135.2 million in 1994, $96.2 million in 1993, and $91.4 million in 1992.
  Maturities and sinking fund requirements for the four years after 1995 for long-term debt outstanding, excluding the revolving credit agreement as of December 31, 1994, were $39.2 million, $41.7 million, $48.5 million, and $53.6 million for the years 1996 through 1999, respectively.

5. Common Stock:

There are 500,000,000 shares of $1 par value common stock authorized of which 187,980,669 and 187,457,609 shares were outstanding at December 31, 1994 and 1993, respectively. At December 31, 1994, the Company had 19,601,218 common shares reserved for issuance in connection with convertible preferred stock (1,005,204) and stock options (18,596,014).
  The Company's stock option plan provides for the granting of options to officers and key employees at prices not less than the market value of the stock at the date of grant.
  The following is a summary of stock options outstanding, granted, exercised and cancelled:

                                                         Average Price
                                    Shares                 Per Share
                             1994             1993       1994       1993

Outstanding at
  beginning
  of period             6,945,928        5,566,674     $19.06     $14.26
Granted                   650,500        2,325,000      26.41      28.12
Acquisition of
  subsidiary                   --          242,313         --       3.83
Exercised                (553,194)      (1,014,495)     11.59      10.14
Cancelled                (232,032)        (173,564)     21.35      17.55
Outstanding at
  end of period         6,811,202        6,945,928     $20.32     $19.06
Exercisable at
  end of period         3,178,800        2,643,591     $15.44     $12.21
Reserved for
  future options       11,784,812        1,212,711

  For stock options exercisable at December 31, 1994 and 1993, the option prices ranged from $6.58 to $29.00 for each year, respectively.
  During 1992, 1,331,570 shares were exercised at an average price of $10.08 per share.

6. Preferred Stock:

Cumulative preferred stock is issuable in series, and the Board of Directors is authorized to designate the number of shares and fix the terms. There are 50,000,000 $25 par value voting shares and 50,000,000 no par value non-voting shares authorized.
  The outstanding cumulative preferred stock, which is not redeemable at the option of the holder, was as follows at December 31:

                                           Quarterly        Amount Outstanding
                                            Dividend           (Thousands)
                                           Per Share      1994     1993     1992
$25 par value:
  Series A, 5%
    Shares - 39,853 in 1994, 1993
     and 1992                               $.31 1/4    $  996   $  996   $  996
  Series C, 5%
    Shares - 5,000 in 1994, 1993
     and 1992                                .31 1/4       125      125      125
  Series E, 6%
    Shares - 32,000 in 1994, 1993
     and 1992                                .37 1/2       800      800      800
  Series F, 5 1/2%
    Shares - 245,955 in 1994, 1993
     and 1992                                .34 3/8     6,149    6,149    6,149
  Series H, 6%
    Shares - 12,184 in 1994, 1993
     and 1992                                .37 1/2       305      305      305
  Series I, 5 1/2%
    Shares - 4,000 in 1994, 1993
     and 1992                                .34 3/8       100      100      100
  Series J, 6%
    Shares - 1,800 in 1994, 1993
     and 1992                                .37 1/2        45       45       45
No par value:
  Series C, $2.06 Convertible
    Shares - 31,991 in 1994, 35,419 in
     1993 and 38,713 in 1992                 .51 1/2       800      885      968
                                                        $9,320   $9,405   $9,488


The $25 par value preferred stock may be redeemed at the option of the Company at par value. The no par value
Series C preferred shares are convertible at any time prior to redemption into 5.963 shares of the Company's common stock. The rate of conversion is subject to adjustment under certain conditions.

The outstanding cumulative preferred stock, which is
redeemable at the option of the holder, was as follows at
December 31:
                                       Quarterly           Amount Outstanding
                                       Dividend               (Thousands)
                                       Per Share        1994      1993      1992
No par value:
  Series A, 7 3/4%
    Shares - 55,600 in 1994, 61,000
     in 1993 and 66,400 in 1992        $1.93 3/4      $5,560    $6,100    $6,640
  Series D, $2.25 Convertible
    Shares - 81,046 in 1994, 90,240
     in 1993 and 104,814 in 1992         .56 1/4       2,269     2,527     2,935
                                                      $7,829    $8,627    $9,575

  The Company's Series A preferred stock is redeemed through required annual sinking fund payments. The sinking fund requirements in each of the five years ending
December 31, 1995 through 1999 amount to $540,000.
  In addition to redemption at the option of the holder and through required sinking fund payments, at the stated value per share, the Company may at its option under certain conditions redeem outstanding cumulative preferred stock at varying premiums above par or stated value.
  The Company's Series D stock is convertible at any time prior to redemption into 5.486 shares of the Company's common stock. The rate of conversion is subject to adjustment under certain conditions. During 1994, $258,000 of Series D stock was converted. The stock may be redeemed at the option of the Company or the holder at the $28 per share stated value.

7. Retirement Plans:

The Company has a trusteed, noncontributory, defined benefit pension plan which provides retirement benefits for eligible employees of the Company. Pension benefits are based on an employee's years of service and compensation. The Company's funding policy for the defined benefit contributions is to satisfy the funding requirements of the Employees' Retirement Income Security Act of 1974 ("ERISA").
  Certain key officers have unfunded executive compensation agreements. These agreements provide that retirements paid thereunder shall be in lieu of payments under the Company's pension plan.
  Pension expense (credit), including provision for executive compensation agreements, totaled $2,225,000 in 1994, $(3,892,000) in 1993 and $(5,594,000) in 1992.

Pension expense (credit) includes the following
components:
                                                         (Thousands)
                                               1994          1993          1992

Benefits earned during the year             $13,386       $10,504       $ 8,842
Interest cost on projected
  benefit obligation                         21,410        16,964        15,841
Actual return on plan assets                 13,092       (34,176)      (23,624)
Net amortization and deferral               (45,663)        2,816        (6,653)

  Pension expense (credit)                  $12,225       $(3,892)      $(5,594)

  The following table presents the funded status of the plan at
December 31:
                                                                (Thousands)
                                                             1994          1993
Actuarial present value of accumulated
  benefit obligation, including
  vested benefits of $209,783 in 1994
  and $220,404 in 1993                                   $217,557      $228,386
Actuarial present value of projected
  benefit obligation                                      261,171       282,816
Plan assets at fair value                                 316,235       336,812

Plan assets in excess of projected benefit
  obligation                                               55,064        53,996
Unrecognized net gain                                     (21,925)      (20,873)
Remaining unrecognized prior service cost                  (5,982)       (7,036)
Unrecognized transition asset being
  amortized over 16 years                                 (10,650)      (11,833)

Prepaid pension expense                                  $ 16,507      $ 14,254


  Actuarial assumptions used to calculate the projected benefit obligations were 8.5% for the settlement rate in 1994 and 7.5% for 1993, and 5% for future compensation level increases in 1994 and 1993. The investment earnings rate was 9% in 1994 and 8.5% for 1993. Assets of the plan consist primarily of listed stocks, including common stock of the Company amounting to $17,480,000 and $18,690,000 at December 31, 1994 and 1993,
respectively, and corporate and government debt.
  The Company has a noncontributory defined contribution plan in the form of profit sharing arrangements for eligible employees, except bargaining unit employees. The amount of profit sharing contributions to the plans is determined annually by the Company's and subsidiaries' Board of Directors. Profit sharing expense amounted to $26,351,000 in 1994, $22,717,000 in 1993, and $20,659,000 in 1992.

8. Postretirement Benefits Other Than Pensions:

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
                                                                  (Thousands)
                                                               1994        1993

Benefits earned                                              $  426      $  423
Amortization of transition obligation                           973       1,000
Service and interest cost for former
  GTE employees                                                  --          50
Interest cost on accumulated postretirement
  benefit obligation                                          2,722       2,987

Postretirement expense                                       $4,121      $4,460

The following table presents the plan status at
December 31:
                                                                  (Thousands)
                                                               1994        1993
Accumulated postretirement benefit obligation:
  Retirees                                                  $27,621     $28,829
  Fully eligible active plan participants                       884       1,164
  Other active plan participants                              1,799       7,296
Total accumulated postretirement benefit obligation          30,304      37,289

Unrecognized net gain                                        12,261       3,752
Unrecognized transition obligation being amortized
  over 20 years                                             (17,566)    (18,542)

Accrued postretirement benefit obligation                   $24,999     $22,499

  Actuarial assumptions used to calculate the accumulated postretirement benefit obligation were 8.5% for the weighted average discount rate in 1994 and 7.5% for 1993, and 11% for the healthcare cost trend rate in 1994 and 12% for 1993, decreasing on a graduated basis to an ultimate rate of 6% in the year 2000. A one percentage point change in the assumed healthcare cost trend rate for each future year would increase the postretirement benefit cost by approximately $284,000 for the year ended December 31, 1994, and the accumulated postretirement benefit obligation as of December 31, 1994, by approximately $1.5 million.

9. Gain on Exchange of Assets, Write-down of Assets and Other:

In 1994, the Company recorded a write-down of $54.2 million to reflect the net realizable value of its information services segment's community banking and check processing operations. This write-down resulted in a decrease of $.17 in earnings per share in 1994.
  In 1993, the Company recorded a gain on the exchange of telephone properties with GTE Corporation, which was partially offset by the reorganization of its telephone operations as a result of this transaction. These transactions amounted to $69.9 million. In addition, the Company recorded a write-down of $42.5 million in 1993 to reflect an impairment in the carrying value of its product distribution operations. The net income impact from these transactions is not significant to the results of operations.
  In 1992, the Company recorded merger expenses of $5.5 million for the acquisitions of CPI Acquisition, Inc. and SLT Communications, Inc. These merger expenses resulted in a decrease in earnings per share of $.03 in 1992.

10. Income Taxes:

Income tax expense was as follows:

                                                    (Thousands)
                                       1994             1993             1992

Federal                            $137,277         $158,376         $106,846
State and other                      27,495           29,527           21,867

                                   $164,772         $187,903         $128,713

The federal income tax expense consists of the following:

                                                    (Thousands)
                                       1994             1993             1992

Currently payable                  $104,359         $119,489         $125,516
Deferred                             40,416           46,289          (10,874)
Investment tax credit amortized      (7,498)          (7,402)          (7,796)

                                   $137,277         $158,376         $106,846


  Deferred income tax expense results principally from temporary differences between depreciation expense for income tax purposes and depreciation expense recorded in the financial statements. Deferred tax balances are adjusted to reflect tax rates, based on currently enacted tax laws, that will be in effect in the years in which the temporary differences are expected to reverse. For the Company's regulated opera-

                              44
tions, the adjustment in deferred tax balances for the change in tax rates is reflected as a regulatory asset or liability. These regulatory assets and liabilities are amortized over the lives of the related depreciable asset or liability concurrent with recovery in rates.
  Differences between the federal income tax statutory rates and effective income tax rates, which include both federal and state income taxes, were as follows:

                                    1994         1993          1992

Statutory income tax rates         35.0%         35.0%         34.0%
Increase (decrease):
  Investment tax credit            (1.7)         (1.6)         (2.2)
  State income taxes, net of
    federal benefit                 4.1           4.3           4.0
  Reversal of excess deferred
    federal taxes                  (0.6)         (0.9)         (1.6)
  Write-down of product
distribution operations              --           3.3            --
Other items                         1.0           1.7           1.8

Effective income tax rates         37.8%         41.8%         36.0%

  The Revenue Reconciliation Act of 1993 increased the federal corporate income tax rate to 35%, effective January 1, 1993. During 1993, the write-down of the product distribution operations resulted in capital losses for which the tax benefit can only be recognized to the extent of available capital gains. Without this write-down, the effective income tax rate would have been 38.5% in 1993.
  The significant components of the Company's net deferred income tax liability were as follows at December 31:

                                                     (Thousands)
                                                 1994            1993

Property, plant and equipment               $ 355,416       $ 318,711
Unrealized holding gain on investments         63,659          96,301
Other, net                                    (33,606)        (37,759)

  Total                                     $ 385,469       $ 377,253

  At December 31, 1994 and 1993, total deferred tax assets were $236.1 million and $151.1 million, respectively, and total deferred tax liabilities were $621.6 million and $528.4 million, respectively.

11. Business Segments:

The Company's telephone operating subsidiaries provide primary local service and network access in 22 states. Information services provides electronic information processing services and software primarily through long-term contracts and markets other information processing products and services to the financial, telecommunications and healthcare industries. Product distribution sells equipment and materials to affiliated and non-affiliated telephone companies and related industries and electrical and electronic wire and cable to other distributors and wholesalers. Cellular includes cellular mobile telephone services in various major U.S. markets. Other operations primarily include directory publishing and wide-area paging services. Corporate identifiable assets consist primarily of cash, investments, and headquarters facilities and equipment. Corporate items represent general corporate expenses and assets not allocated to segments. (Refer to page
38 for a schedule of business segment information.)
  In 1994, 1993 and 1992, AT&T provided approximately 19%, 21% and 23%, respectively, of the Company's total telephone revenues, primarily related to network access revenues and billing and collection services.

12. Pending Sale of Certain Telephone

Properties:

In November 1994, the Company signed definitive agreements to sell certain telephone properties serving approximately 111,000 access lines in Arizona, California, Nevada, New Mexico, Oregon, Tennessee, Utah and West Virginia to Citizens Utilities in exchange for approximately $290 million in cash, assumed debt and 3,600 access lines in Pennsylvania. The operations of the telephone properties to be disposed of represented approximately 4% and 9% of the Company's 1994 revenues and net income, respectively. This sale will be completed on a state-by-state basis as necessary regulatory approvals are obtained. Once completed, this transaction will result in the Company's telephone operating subsidiaries serving approximately 1.5 million access lines in 14 states. Net proceeds from this transaction will be used to reduce the Company's outstanding long-term debt.

Investor Information

Corporate Headquarters
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202
(501) 661-8000

Annual Meeting
The Annual Meeting of ALLTEL Corporation stockholders will be held at 11 a.m. (CDT) on Thursday, April 20, 1995, at the Statehouse Conference Center, #2 Statehouse Plaza, Little
Rock, Arkansas.

Transfer Agent, Registrar and Dividend Disbursing Agent
KeyCorp Shareholder Services, Inc.
P.O. Box 6477
Cleveland, OH 44101-1477

Common Stock Price and Dividend Information
Ticker Symbol       AT
Newspaper Listings  ALLTEL, ALTEL

Market Price
                                  Dividend
Year   Qtr.  High Low   Close     Declared
1994   4th   31 3/8     25 1/2    30 1/8     .24
       3rd   28 1/2     25        27         .22
       2nd   27 1/2     24        25 1/8     .22
       1st   29 1/2     25        25 5/8     .22
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

Dividend Reinvestment and
Stock Purchase Plan
ALLTEL offers a Dividend Reinvestment and Stock Purchase Plan for registered common stockholders.
In addition to reinvesting dividends, the plan allows participants to invest cash toward the purchase of ALLTEL common stock. Further information about dividend reinvestment may be obtained from the Shareholder Services
Department.

Annual Report on Form 10-K
The 1994 report on Form 10-K filed with the Securities and Exchange Commission is available without charge to stockholders upon request to the Corporate Headquarters.

Investor Relations
Information requests from investors, security analysts, other members of the investment community and the news media should be addressed to Ron Payne, Vice President-
Corporate Communications, at One Allied Drive, Little Rock,
Arkansas  72202 (501) 661-8989.

Shareholder Services
General questions about accounts, stock certificates or dividend checks may be directed to the Shareholder Services
Department at 2000 Highland Road,
Twinsburg, Ohio  44087 (216) 963-1469.

                      (Inside Back Cover)