Form 10-K, Exhibit 13
period 1995-12-31
ALLTEL CORP
filed 1996-02-20
CIK 65873

EXHIBIT 13

                    PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                  (incorporated by reference into this filing)



                                                                     Form 10-K
                                                                    Page Number

Management's Discussion and Analysis of Financial                       33-44
     Condition and Results of Operations

Report of Independent Public Accountants                                  45

Selected Financial Data                                                   46

Consolidated Statements of Income                                         47

Consolidated Balance Sheets                                             48-49

Consolidated Statements of Cash Flows                                     50

Consolidated Statements of Shareholders' Equity                           51

Business Segments                                                         52

Notes to Consolidated Financial Statements                              53-65

Investor Information                                                      66

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources

-------------------------------------------------------------------------------
(Dollars in millions,
except per share amounts)        1995        1994        1993
-------------------------------------------------------------------------------
Capital expenditures            $523.1      $596.1     $426.2
Cash provided from operations   $689.2      $577.2     $563.5
Long-term debt issued           $218.2      $404.9     $627.8
Total capital structure       $3,741.1    $3,531.0   $3,203.5
Percent debt to total capital      48%        54%         51%
Interest coverage ratio          4.72x      4.58x       5.28x
Book value per share            $10.18      $8.60       $8.24
-------------------------------------------------------------------------------

The Company's total capital structure was $3.741 billion at December 31, 1995, compared to a total capital structure of $3.531 billion at December 31, 1994, and $3.204 billion at December 31, 1993. The Company has adequate internal and external resources available to finance its ongoing operating requirements including capital expenditures, business development and the payment of dividends.
   Cash provided from operations, which is the Company's primary source of liquidity, was $689.2 million in 1995, $577.2 million in 1994 and $563.5 million in 1993. The increases in 1995 and 1994 primarily reflect the growth in earnings of the Company, partially offset by an increase in working capital requirements in each year. Investing activities for 1995 also include cash totaling $212.9 million that was received principally from the sale of certain telephone properties, as discussed below.
   The primary uses of capital resources continue to be for capital expenditures and for the payment of dividends. Capital expenditures in 1995 were $523.1 million compared to $596.1 million in 1994 and $426.2 million in 1993. The Company financed the majority of its capital expenditures through the internal generation of funds in each of the past three years. During 1995, the Company's capital expenditures were directed toward telephone operations to continue to modernize its network and invest in equipment to provide new telecommunications services. In addition, capital expenditures were incurred for expansion into existing cellular and information services markets and to upgrade existing cellular network facilities. Capital expenditures are forecast at $456.7 million for 1996, which are expected to be primarily internally financed. Common and preferred dividend payments amounted to $182.3 million in 1995, $166.3 million in 1994 and $148.5 million in 1993. In October 1995, the Board of Directors approved an 8 percent increase in the quarterly dividend to $.26 per share. This action raised the annualized dividend to $1.04 per share and marked the 35th consecutive year in which the Company has increased its common stock dividend.

   The Company has a $500 million revolving credit agreement. Total borrowings outstanding against this agreement at December 31, 1995, 1994 and 1993 were $151.5 million, $132.0 million and $214.5 million, respectively. Additional borrowings under this agreement in 1995 were for general corporate requirements and the expansion of cellular investments. The weighted average interest rate on borrowings outstanding under this agreement at December 31, 1995, was 6.0 percent.
   During 1995, the Company and its subsidiaries issued long-term debt of $218.2 million, compared to $404.9 million in 1994 and $627.8 million in 1993. In September 1995, the Company issued $200 million of 6.75 percent debentures to refinance existing high-cost indebtedness, consisting of $150 million of 10.375 percent debentures and $50 million of 8.875 percent debentures. In October, the Company was required to pay $14.0 million in termination fees to complete the early retirement of the $200 million debt; however, this debt refinancing is expected to produce approximately $6.5 million in annual pre-tax interest savings. The issuance by the Company of $250 million of 7.25 percent debentures to reduce borrowings under its revolving credit agreement, and the issuance by subsidiaries of $60 million of 8.05 percent notes and $30 million of 8.17 percent notes to refinance existing high-cost indebtedness represent the majority of long-term debt issued in 1994. The issuance of $400 million of 6.5 percent debentures by the Company and a subsidiary to finance the acquisition of certain telephone properties of GTE Corporation in Georgia and an increase in the use of the Company's revolving credit agreement accounted for the majority of long-term debt issued in 1993. The remaining borrowings for the three years were used for investments, acquisitions and other general corporate requirements. The loans were obtained through the private placement market, public issuance and the Rural Utilities Service financing programs for telephone companies. The Company and its subsidiaries expect these sources to continue to be available for future borrowings. There were no changes in the Company's bond ratings during 1995. Moody's Investors Service and Standard & Poor's Corporation senior debt ratings for the Company are A2 and A+, respectively. (See Note 4 to the Consolidated Financial Statements for additional information regarding the Company's long-term debt.)

Results of Operations

Overview

Solid earnings growth, repositioning of its telephone operations and the continued strong growth of its cellular operations marked significant achievements made by the Company in 1995. In preparation for heightened competition in the telecommunications industry, the Company continued to consolidate its local telephone service areas by completing the sale of properties in seven states. Despite the loss of operations from this sale, telephone's operating results remained solid, reflecting steady access line growth in its remaining service areas and the Company's ongoing cost-control efforts. Cellular produced strong operating results, reflecting significant growth in its customer base. Information services' operating results reflected growth in revenues and sales primarily due to the expansion of its telecommunications and healthcare operations, although growth in operating income for information services continued to be adversely impacted by the continuing consolidations occurring in the domestic financial services and mortgage industries. Product distribution's operating results showed improved profitability primarily due to increased demand for its products.
   In 1995, revenues and sales increased to $3,109.7 million, up from $2,927.7 million in 1994 and $2,321.9 million in 1993. This represents an increase of 6 percent in 1995 compared to increases of 26 percent in 1994 and 12 percent in 1993. Total costs and expenses increased to $2,425.7 million, up from $2,293.8 million in 1994 and $1,802.8 million in 1993. This represents an increase of 6 percent in 1995 compared to increases of 27 percent in 1994 and 11 percent in 1993. The Company's consolidated net income for 1995 increased to $354.6 million, up from $271.8 million in 1994 and $262.0 million in 1993, an increase of 30 percent in 1995, 4 percent in 1994 and 15 percent in 1993. Earnings per share in 1995 increased to $1.86, up from $1.43 in 1994 and $1.39 in 1993, reflecting an increase of 30 percent in 1995 compared to increases of 3 percent in 1994 and 14 percent in 1993.
   The 1995 results include a pre-tax net gain in the amount of $30.8 million related to the sale of certain telephone properties, a write-down of the information services check processing operations and the payment of termination fees resulting from the early retirement of long-term debt. The 1994 results include a pre-tax write-down of $54.2 million related to the information services check processing and community banking operations. Excluding the impact of these non-extraordinary, one-time items, the Company's 1995 consolidated results from operations showed double-digit growth, with net income increasing 10 percent to $334.8 million and earnings per share also increasing 10 percent to $1.76. (The net income impact of the non-extraordinary, one-time items has been provided as supplemental information only.)

Telephone Operations

-------------------------------------------------------------------------------
(Dollars in millions)            1995        1994       1993
-------------------------------------------------------------------------------
Revenues and sales            $1,197.7    $1,178.3   $1,016.1
Operating income                $422.5      $400.2     $353.2
Access lines in service      1,623,440   1,643,041  1,576,361
-------------------------------------------------------------------------------

Revenues and sales increased $19.4 million or 2 percent in 1995, compared to increases of $162.2 million or 16 percent in 1994 and $68.3 million or 7 percent in 1993. Operating income increased $22.3 million or 6 percent in 1995, compared to an increase of $47.0 million or 13 percent in 1994 and an increase of $37.4 million or 12 percent in 1993.
   In November 1994, the Company signed definitive agreements to sell telephone properties serving approximately 117,000 access lines in Arizona, California, Nevada, New Mexico, Oregon, Tennessee, Utah and West Virginia to Citizens Utilities Company ("Citizens") in exchange for approximately $290 million in cash, assumed debt and 3,600 access lines in Pennsylvania. The sale of telephone properties represents a continuation of the Company's ongoing efforts to achieve efficiencies and enhance the competitive position of its telephone operations. The sale of properties in Oregon and West Virginia was completed at the end of the second quarter of 1995, and the sale of the remaining properties except for those in Nevada was completed during the fourth quarter of 1995. The Company expects to complete the sale of the Nevada properties in early 1996. In 1995, the disposition of properties resulted in a pre-tax gain of $49.8 million and a net decrease in revenues and operating income of approximately $24.0 million and $7.2 million, respectively. Additionally, the telephone properties disposed of or to be disposed of represent approximately 8 percent of the reported 1995 telephone operations revenues and operating income.
   In the fourth quarter of 1993, the Company purchased all the assets of the telephone operations of GTE Corporation in Georgia ("GTE Georgia") in exchange for the Company's telephone operations in Illinois, Indiana and Michigan and $443 million in cash. The exchange was accounted for as a purchase, and accordingly, GTE Georgia's results of operations have been included in the Company's financial statements as of November 1, 1993. This acquisition accounted for 14 percent of the increase in revenues and operating income in 1994 and 3 percent of the increase in revenues and operating income in 1993.
   Local service revenues increased $21.7 million or 6 percent in 1995, compared to increases of $79.3 million or 26 percent in 1994 and $27.5 million or 10 percent in 1993. The increase in local service revenues in 1995 reflects growth in customer access lines and custom calling feature revenues, partially offset by the reduction in revenues due to the sale of telephone properties to Citizens. Local service revenues increased in 1994 and 1993 primarily due to the GTE Georgia acquisition. Increases in customer lines and growth in custom calling feature revenues also contributed to the growth in local service revenues in 1994 and 1993. There were no local rate increases granted to any of the Company's telephone subsidiaries in 1995, nor are there any rate requests currently pending before regulatory commissions. The Company does not anticipate filing for any local rate increases during 1996. Future access line growth is expected to result from population growth in the Company's remaining service areas and through strategic acquisitions.
   Network access and long-distance revenues decreased $6.3 million or 1 percent in 1995, compared to increases of $62.5 million or 11 percent in 1994 and $36.5 million or 7 percent in 1993. Network access and long-distance revenues decreased in 1995 primarily due to the impact of certain regulatory commission actions designed to reduce earnings levels in California and Ohio and the sale of telephone properties to Citizens. Network access and long-distance revenues increased in 1994 and 1993 primarily due to the GTE Georgia acquisition. Increases in universal service fund revenues and higher volumes of access usage also contributed to the growth in network access and long-distance revenues in 1994 and 1993. The increase in revenues for 1994 was partially offset by the impact of changing from an average schedule to cost method of settling interstate access revenues by two of the Company's telephone operating subsidiaries.
   Miscellaneous revenues increased $4.0 million or 3 percent in 1995, compared to increases of $20.4 million or 16 percent in 1994 and $4.4 million or 4 percent in 1993. The increase in miscellaneous revenues in 1995 was primarily due to increases in direct sales of telephone equipment and protection plans and directory advertising revenues, partially offset by a reduction in revenues due to the sale of properties to Citizens. The increases in miscellaneous revenues in 1994 and 1993 were primarily due to the GTE Georgia acquisition and increases in directory advertising revenues. Increases in telephone equipment sales and rentals, sales of telephone equipment maintenance and protection plans and increases in intrastate billing and collection revenues also contributed to the growth in revenues in 1994. The increase in revenues for 1993 was partially offset by decreases in billing and collection revenues from AT&T.
   Total telephone operating expenses decreased $2.9 million or 1 percent for 1995, compared to increases of $115.2 million or 17 percent in 1994 and $30.9 million or 5 percent in 1993. Operating expenses decreased in 1995 primarily due to a reduction in expenses of approximately $16.8 million resulting from the sale of properties to Citizens. Lower maintenance costs related to buildings and electro-mechanical switching equipment and decreases in call completion and other general and administrative expenses, reflecting the Company's ongoing cost-control efforts, also contributed to the decrease in operating expenses. These decreases were partially offset by higher expense for maintenance and repair of cable, increased information services and engineering charges, increased depreciation expense and increased cost of products sold related to the direct sales of telephone equipment and protection plans. The acquisition of the GTE Georgia properties accounted for 14 percent of the increase in operating expenses in 1994 and 3 percent of the increase in 1993. In addition to the impact of the GTE Georgia acquisition, operating expenses increased in 1994 due to higher expense for maintenance and repair of cable, digital switching and circuit equipment, and an increase in cost of products sold related to the sales of telephone equipment and protection plans. The increase in 1994 was partially offset by lower maintenance costs related to electro-mechanical switching equipment and by a reduction in accounting, financial and human resource management expenses resulting from the consolidation of the Company's telephone operations. Operating expenses increased in 1993 primarily due to higher expense for repair and maintenance of cable, digital switching and circuit equipment, and increased information services charges.
   The Company's telephone subsidiaries follow the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). If the Company's telephone subsidiaries no longer qualified for the provisions of SFAS 71, the accounting impact to the Company would be an extraordinary non-cash charge to operations of an amount that would be material. Criteria that would give rise to the discontinuance of SFAS 71 include (1) increasing competition that restricts the telephone subsidiaries' ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company periodically reviews these criteria to ensure the continuing application of SFAS 71 is appropriate.

Information Services Operations

-------------------------------------------------------------------------------
(Millions)                        1995        1994       1993
-------------------------------------------------------------------------------
Revenues and sales              $926.3      $861.5     $677.8
Operating income                $132.0      $129.8     $116.6
-------------------------------------------------------------------------------

Information services' revenues and sales reflect increases of $64.8 million or 8 percent in 1995, $183.7 million or 27 percent in 1994, and $108.4 million or 19 percent in 1993. Growth in operating income for this segment continues to be adversely affected by the number of mergers and consolidations occurring in the domestic financial services and mortgage industries. Operating income has also been impacted by lower margins realized on international software sales and on new and existing outsourcing contracts. As a result, operating income increased $2.2 million or 2 percent in 1995, compared to increases of $13.2 million or 11 percent in 1994 and $22.2 million or 23 percent in 1993.
   Revenues and sales increased in 1995 primarily due to growth in telecommunications and healthcare outsourcing operations. Telecommunications revenues increased primarily due to volume growth in existing data processing contracts and the addition of an outsourcing contract with Citizens. Healthcare revenues increased primarily due to an acquisition completed in November 1994 accounted for as a purchase. Additional software maintenance revenues and an increase in the number of mortgage loans processed also contributed to the increase in revenues and sales in 1995. Revenues and sales increased in 1994 and 1993 primarily due to new facilities management and remote processing contracts including telecommunications, additional services provided under existing facilities management contracts, an increase in the number of mortgage loans processed and related reporting services and additional fees associated with specialized programming and software conversions. The acquisition of TDS Healthcare Systems Corporation ("TDS") in October 1993 also contributed to the increase in revenues and sales in 1994 and 1993. The increases in revenues and sales in all periods were partially offset by lost operations from contract terminations due to the merger and consolidation activity in the domestic financial services market. A reduction in revenues collected for early termination of facilities management contracts also impacted the growth in revenues and sales in 1995. Although the number of mortgage loans serviced increased in all periods, growth in the related processing revenues has occurred at a slower rate due to the consolidations in the mortgage industry, which have resulted in lower incremental revenues realized on a per loan basis. The domestic banking industry continues to experience a high level of consolidation due to mergers.
   The increase in operating income in 1995 reflects the growth in revenues and sales offset by the loss of higher-margin operations due to contract terminations, reductions in fees collected on the early termination of facilities management contracts and an increase in operating costs including corporate operations and depreciation and amortization expense. Operating income in 1995 was also impacted by lower margins realized on international software sales due to increased costs to procure and support these sales. The increase in corporate operations reflects severance pay costs related to the workforce reduction announced in June 1995. Operating income increased in 1994 and 1993 primarily due to the revenue increases previously noted. The growth in operating income in 1994 was slower than the growth in revenues and sales due to increased costs to procure and support additional international contracts, the reduction in revenues as a result of early termination of facilities management contracts, operating losses sustained by the check processing and community banking operations, and increased operating costs including depreciation and amortization expense. Depreciation and amortization expense increased in all periods due to the acquisition of additional data processing equipment and due to an increase in the amortization of internally developed software. Operating income in 1993 also increased due to higher margins realized on contract termination fees.
   As a result of the declining contributions from this segment's check processing and community banking operations, the Company recorded a pre-tax write-down of approximately $54.2 million to reflect the estimated net realizable value of these operations in December 1994. In accordance with the Company's plan for disposal of the check processing operations, the Company recorded an additional $5.0 million pre-tax write-down in the second quarter of 1995 to reflect the net realizable value of these operations. The Company completed the sale of the check processing operations at the end of the third quarter of 1995.

Product Distribution Operations

-------------------------------------------------------------------------------
(Millions)                        1995        1994       1993
-------------------------------------------------------------------------------
Revenues and sales              $448.1      $436.6     $370.7
Operating income                 $27.3       $23.9      $17.0
-------------------------------------------------------------------------------

Product distribution's revenues and sales increased $11.5 million or 3 percent in 1995, increased $65.9 million or 18 percent in 1994 and decreased $6.3 million or 2 percent in 1993. Operating income increased $3.4 million or 14 percent in 1995, increased $6.9 million or 41 percent in 1994 and decreased $1.3 million or 7 percent in 1993.
   The increase in revenues and sales in 1995 was primarily due to growth in the sale of telecommunications and data products. Revenues and sales increased in 1994 primarily due to growth in the sale of telecommunications and data products to new and existing customers, including sales to affiliates, as detailed in Note 1 to the Consolidated Financial Statements. Sales of electrical wire and cable products also increased in 1994, reflecting increased copper prices and a slightly higher demand for these products. The product distribution companies continue to experience competition from other distribution companies and from direct sales by manufacturers. Although growth in the sale of telecommunications and data products including sales to affiliates occurred in 1993, these increases were offset by decreased sales of electrical wire and cable products, primarily resulting from sluggish market conditions and intense competitive pressures.
   Operating income increased in 1995 and 1994 primarily due to the increase in revenues and sales previously noted, partially offset by an increase in selling-related expenses. Increased profit margins on electrical wire and cable products, primarily resulting from an increase in copper prices, also contributed to the growth in operating income in 1995 and 1994. Operating income in 1993 decreased primarily as a result of the decrease in revenues and sales.

Cellular Operations

-------------------------------------------------------------------------------
(Dollars in millions)             1995        1994       1993
-------------------------------------------------------------------------------
Revenues and sales              $398.1      $287.3     $181.0
Operating income                $121.5       $84.7      $44.3
Total customers                624,542     468,542    275,611
-------------------------------------------------------------------------------

Cellular operations provided strong operating results and contributed significantly to the Company's overall earnings growth. Revenues and sales increased $110.8 million or 39 percent for 1995, compared to increases of $106.3 million or 59 percent in 1994 and $70.6 million or 64 percent in 1993. Operating income increased $36.8 million or 44 percent in 1995, $40.4 million or 91 percent in 1994 and $23.4 million or 111 percent in 1993.
   Cellular operations are expected to continue producing double-digit growth rates in revenues and operating income in 1996. In addition, the Company will participate in the developing Personal Communications Service ("PCS") wireless industry through its investment in GO Communications Corporation, a bidder in the Federal Communications Commission's "C" band PCS auction that is scheduled to be concluded in the first quarter of 1996.
   Subscriber growth remained strong, as the number of cellular customers at year-end 1995 totaled 624,542, an increase of 156,000 customers or 33 percent over 1994. This compares to an annual growth rate in subscribers of 70 percent in 1994 and 71 percent in 1993. While the rate of subscriber growth has declined since 1993, the overall market penetration rate (number of customers as a percentage of the total population in the Company's service areas) has increased from 3.6 percent at December 31, 1993, to 7.6 percent at December 31, 1995.
   Cellular operations revenues and sales increased in all periods primarily due to the significant growth in its customer base. Partially offsetting the increases in revenues resulting from subscriber growth were declines in the average monthly revenue per subscriber. Average revenue per subscriber per month was $63 for 1995, $67 for 1994 and $73 for 1993. The declines in revenue per subscriber reflect the industry-wide trend of increased penetration into lower-usage market segments. The acquisition of new cellular properties and increased ownership interest in existing cellular properties also contributed to the growth in revenues and sales in all periods. Operating income also increased for all periods, reflecting the increases in revenues and sales noted above, partially offset by higher expenses for selling and advertising, depreciation and other operating expenses.

Other Operations

-------------------------------------------------------------------------------
(Millions)                        1995        1994       1993
-------------------------------------------------------------------------------
Revenues and sales              $139.5      $163.9      $76.3
Operating income                  $7.0       $15.3       $9.2
-------------------------------------------------------------------------------

Other operations revenues and sales decreased $24.4 million or 15 percent in 1995, increased $87.6 million or 115 percent in 1994 and increased $13.5 million or 22 percent in 1993. Operating income decreased $8.3 million or 54 percent in 1995, increased $6.1 million or 66 percent in 1994 and increased slightly in 1993.
   Revenues and sales for other operations decreased in 1995 primarily due to a change in accounting in late 1993 related to the publication of telephone directories. Concurrent with the purchase of the independent telephone directory operations of GTE Directories Corporation in October 1993, the Company began recognizing all revenues and expenses related to a published directory in the month of publication, instead of recognizing the revenues and expenses ratably over a twelve-month period. As a result of this change, revenues and sales for the year ended December 31, 1994, include approximately $16.0 million of additional revenues related to directories accounted for under the previous method. Revenues and sales also decreased in 1995 by approximately $11.0 million as a result of a reduction in the number of directories published. The increase in revenues and sales in 1994 was primarily due to the significant growth in the Company's publishing operations attributable to the purchase of the GTE directory publishing operations. As a result of this acquisition, the number of directories published during 1994 increased 134 percent. The increase in revenues and sales in 1993 was primarily due to the purchase of the GTE directory publishing business, partially offset by the loss of revenues due to the sale of the Company's remaining manufacturing operations in the second quarter of 1992.

   Operating income decreased in 1995 primarily due to the decrease in revenue and sales previously noted. Operating income for 1995 also reflects lower margins realized on directories published for affiliates. The lower margins resulted from increased fees paid to affiliates for publishing rights under the terms of a new contract that became effective at the beginning of 1995. Operating income increased in 1994 primarily due to the increase in revenues and sales, partially offset by increases in directory services expense, contract services, and selling and marketing expenses related to the publication of additional independent directories. Depreciation and other operating expenses also increased in 1994 as a result of the expansion and rapid growth in the directory publishing operations. The slight increase in operating income in 1993 primarily resulted from the increase in revenues and sales, partially offset by one-time costs incurred with the purchase and start-up of the GTE directory publishing business and the reduction in income due to the sale of the manufacturing operations.

Other Income, Net

Other income, net increased $8.5 million or 141 percent in 1995 primarily due to an increase in the equity income recognized on investments in cellular limited partnerships and increases in capitalized interest costs related to long-term construction projects. In addition, other income, net does not include the amortization of telephone plant acquisition adjustments related to the GTE Georgia properties acquisition that have been reclassified as depreciation and amortization expense in 1995. The increase in 1995 was partially offset by an increase in the minority interest in earnings of the Company's cellular operations by others.
   Other income, net decreased $8.3 million in 1994 primarily due to an increase in the minority interest in earnings of the Company's cellular operations by others and the amortization of telephone plant acquisition adjustments related to the GTE Georgia properties acquisition, partially offset by an increase in equity income recognized on investments in cellular limited partnerships. The increase in equity income in 1995 and 1994 reflects the improved operating results of those cellular partnerships in which the Company has an investment interest.
   Other income, net decreased $11.1 million or 83 percent in 1993 primarily due to the elimination of equity income recognized from the Company's investment in WorldCom, Inc. (formerly LDDS Communications, Inc.). This investment is accounted for under the cost method since the Company's ownership is currently less than 20 percent and control is not exercised by the Company.

Interest Expense

Interest expense increased $8.3 million or 6 percent in 1995, increased $38.4 million or 39 percent in 1994 and increased $5.5 million or 6 percent in 1993. The increase in interest expense in 1995 reflects the issuance of $250 million of debentures in April 1994 to reduce borrowings under the Company's revolving credit agreement, partially offset by the reduction in interest expense resulting from the refinancing of $200 million of debentures completed in October 1995, as previously discussed. The increase in interest expense in 1994 reflects both the issuance of the $250 million of debentures in April 1994 and the issuance of $400 million of debentures in November 1993 to finance the GTE Georgia properties acquisition, as previously discussed. The increase in interest expense in 1993 is primarily due to the issuance of the $400 million of debentures.

Gain on Disposal or Exchange of Assets, Write-down of Assets and Other

In 1995, the Company recorded pre-tax gains totaling $49.8 million from the disposal of certain telephone properties to Citizens. The Company also recorded an additional pre-tax write-down of $5.0 million to reflect the net realizable value of its information services segment's check processing operations. Finally, the Company incurred $14.0 million of termination fees related to the early retirement of $200 million of long-term debt. The net income impact from these transactions resulted in an increase of $19.8 million in net income and $.10 in earnings per share for the year ended December 31, 1995.
   In 1994, the Company recorded a pre-tax write-down of $54.2 million to reflect the estimated net realizable value of its information services segment's community banking and check processing operations. This write-down decreased net income by approximately $32 million and earnings per share by $.17 for the year ended December 31, 1994.
   In 1993, the Company recorded a gain on the exchange of telephone properties with GTE, which was partially offset by the reorganization of its telephone operations as a result of this transaction. During the fourth quarter of 1993, the Company also recorded a partial write-down to reflect an impairment in the carrying value of its product distribution operations. The net income impact from these transactions is not significant to the results of operations.

Income Taxes

Income tax expense increased $52.4 million or 32 percent in 1995, decreased $23.1 million or 12 percent in 1994 and increased $59.2 million or 46 percent in 1993. The increase in income tax expense in 1995 primarily resulted from an increase in taxable income for financial reporting purposes. The decrease in income taxes in 1994 was primarily due to the tax benefit resulting from the write-down of the information services operations. The increase in income taxes for 1993 resulted primarily from an increase in taxable income and additional taxes due to the Revenue Reconciliation Act of 1993, which increased the statutory federal corporate income tax rate 1 percent to 35 percent effective January 1, 1993. Income taxes for 1993 do not reflect a tax benefit from the write-down of the product distribution operations in 1993 since utilization of this benefit is not certain.

Average Common Shares Outstanding

The average number of common shares outstanding increased slightly in 1995. During 1995, common shares issued through stock option plans amounted to 1,227,000 shares, and debentures and preferred stock were converted into 60,000 shares. The average number of common shares outstanding increased 1 percent in 1994. In 1994, common shares issued through stock option plans amounted to 535,000 shares, 324,000 shares were issued for the acquisition of a subsidiary, and debentures and preferred stock were converted into 71,000 shares. These increases were offset by the Company's repurchase on the open market of 407,000 shares of its own common shares. In June 1993, 92,559,000 common shares were issued in connection with a 2-for-1 stock split. The average number of common shares outstanding increased 1 percent in 1993, primarily due to the issuance of approximately 2 million common shares for the acquisition of TDS. Also in 1993, common shares issued upon exercise of stock options amounted to 721,000 common shares, and debentures and preferred stock were converted into 81,000 shares.

Other Financial Information

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Stock-Based Compensation" ("SFAS 123"). This new standard, effective for calendar year 1996 financial statements, encourages entities to adopt a fair value method of measuring compensation cost for employee stock option plans. Under the prescribed method, compensation cost would be measured at the grant date based on the fair value of the award and would be recognized over the related service period. An entity that does not adopt the fair value method of accounting will be required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. The Company is evaluating the alternatives available under SFAS 123. If the fair value method is not elected, management does not expect the pro forma net income and earnings per share disclosures to be materially different from the actual 1996 operating results reported by the Company.
   In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This new standard, effective for calendar year 1996 financial statements, requires impairment losses on long-lived assets to be recognized when an asset's book value exceeds its expected future cash flows (undiscounted). The new standard also imposes stricter criteria for retention of regulatory-created assets by requiring that such assets be probable for future recovery at each balance sheet date. The impact of implementing this standard, given the regulatory uncertainties related to the Company's telephone operations and the continued application of SFAS 71 as previously discussed, cannot be determined at this time.
   Management is currently not aware of any environmental matters which in the aggregate would have a material adverse effect on the financial condition or results of operations of the Company.

Report of Independent Public Accountants

To the Shareholders of ALLTEL Corporation:

We have audited the accompanying consolidated balance sheets of ALLTEL Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALLTEL Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP


Little Rock, Arkansas,
January 22, 1996


Selected Financial Data
For the years ended December 31,
(Dollars in thousands, except per share amounts)1995          1994           1993           1992          1991           1990
-----------------------------------------------------------------------------------------------------------------------------
Revenues and Sales:
   Service revenues                       $2,441,826    $2,249,933     $1,811,808     $1,565,544    $1,371,724     $1,172,019
   Product sales                             667,899       677,743        510,082        501,865       500,305        512,173

   Total revenues and sales                3,109,725     2,927,676      2,321,890      2,067,409     1,872,029      1,684,192
-----------------------------------------------------------------------------------------------------------------------------

Costs and Expenses:
   Cost of products sold                     449,119       422,078        332,923        344,076       345,124        355,002
   Operating expenses                      1,976,628     1,871,732      1,469,921      1,280,591     1,154,066        961,296

   Total costs and expenses                2,425,747     2,293,810      1,802,844      1,624,667     1,499,190      1,316,298
-----------------------------------------------------------------------------------------------------------------------------

Operating Income                             683,978       633,866        519,046        442,742       372,839        367,894

Other income, net                              2,481        (6,064)         2,230         13,364        12,117         11,973
Interest expense                            (145,428)     (137,120)       (98,746)       (93,245)      (94,244)       (87,465)
Gain on disposal or exchange of assets,
   write-down of assets and other             30,775       (54,157)        27,390         (5,512)        8,347              -

Income before income taxes                   571,806       436,525        449,920        357,349       299,059        292,402
Income taxes                                 217,190       164,772        187,903        128,713        99,633         92,275

Net income                                   354,616       271,753        262,017        228,636       199,426        200,127
Preferred dividends                            1,158         1,232          1,578          1,742         2,543          2,878

Net income applicable
   to common shares                         $353,458      $270,521       $260,439       $226,894      $196,883       $197,249
-----------------------------------------------------------------------------------------------------------------------------

Primary Earnings per Share                     $1.86         $1.43          $1.39          $1.22         $1.09          $1.09

Dividends per common share                      $.98          $.90           $.82           $.77          $.71           $.66
Common shares -
   average including equivalents         190,072,000   189,454,000    187,665,000    185,672,000   180,007,000    181,453,000
   at year end                           189,268,000   187,981,000    187,458,000    184,678,000   177,796,000    171,951,000
Total assets                              $5,073,105    $4,713,878     $4,270,458     $3,125,976    $2,957,232     $2,774,584
Total shareholders' equity                $1,935,565    $1,625,369     $1,554,708     $1,304,454    $1,127,878     $1,043,771
Total redeemable preferred stock
   and long-term debt                     $1,768,682    $1,853,979     $1,604,659     $1,027,803    $1,057,277     $1,003,844
-----------------------------------------------------------------------------------------------------------------------------

Note: On November 1, 1993, the Company purchased substantially all of the assets of the telephone operations of GTE
Corporation in the State of Georgia ("GTE Georgia").  This acquisition was accounted for as a purchase, and accordingly,
GTE Georgia's results have been included in the Company's consolidated financial statements as of November 1, 1993. (See
Note 2 to the Consolidated Financial Statements for further information regarding this acquisition.)



Consolidated Statements of Income

-----------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,
(Dollars in thousands, except per share amounts)                          1995                   1994                    1993
-----------------------------------------------------------------------------------------------------------------------------
Revenues and Sales:
   Service revenues                                                 $2,441,826             $2,249,933              $1,811,808
   Product sales                                                       667,899                677,743                 510,082

   Total revenues and sales                                          3,109,725              2,927,676               2,321,890
-----------------------------------------------------------------------------------------------------------------------------

Costs and Expenses:
   Cost of products sold                                               449,119                422,078                 332,923
   Operations                                                        1,352,561              1,292,251                 989,848
   Maintenance                                                         147,898                151,248                 131,159
   Depreciation and amortization                                       409,799                361,963                 289,812
   Taxes, other than income taxes                                       66,370                 66,270                  59,102

   Total costs and expenses                                          2,425,747              2,293,810               1,802,844
-----------------------------------------------------------------------------------------------------------------------------

Operating Income                                                       683,978                633,866                 519,046

Other income, net                                                        2,481                 (6,064)                  2,230
Interest expense                                                      (145,428)              (137,120)                (98,746)
Gain on disposal or exchange of assets,
   write-down of assets and other                                       30,775                (54,157)                 27,390

Income before income taxes                                             571,806                436,525                 449,920
Income taxes                                                           217,190                164,772                 187,903

Net income                                                             354,616                271,753                 262,017
Preferred dividends                                                      1,158                  1,232                   1,578

Net income applicable to common shares                                $353,458               $270,521                $260,439
-----------------------------------------------------------------------------------------------------------------------------

Primary Earnings per Share                                               $1.86                  $1.43                   $1.39
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                       35


Consolidated Balance Sheets

-----------------------------------------------------------------------------------------------------------------------------
December 31,
(Dollars in thousands)
-----------------------------------------------------------------------------------------------------------------------------

Assets                                                                                         1995                      1994
-----------------------------------------------------------------------------------------------------------------------------
Current Assets:
   Cash and short-term investments                                                          $21,421                   $26,098
   Accounts receivable (less allowance for doubtful
      accounts of $18,439 and $21,510, respectively)                                        582,797                   533,244
   Materials and supplies                                                                    22,191                    24,348
   Inventories                                                                               89,667                    94,458
   Prepaid expenses                                                                          15,165                    14,579

   Total current assets                                                                     731,241                   692,727
-----------------------------------------------------------------------------------------------------------------------------

Investments                                                                                 611,706                   332,748
Excess of cost over equity in purchased entities                                            480,070                   494,861
-----------------------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment:
   Telephone                                                                              3,733,468                 3,756,894
   Information services                                                                     468,648                   380,182
   Cellular                                                                                 462,397                   324,258
   Other                                                                                     28,965                    25,011
   Under construction                                                                       148,349                   210,496

   Total property, plant and equipment                                                    4,841,827                 4,696,841
   Less accumulated depreciation                                                          1,869,075                 1,733,610

   Net property, plant and equipment                                                      2,972,752                 2,963,231
-----------------------------------------------------------------------------------------------------------------------------

Other assets                                                                                277,336                   230,311
-----------------------------------------------------------------------------------------------------------------------------

Total Assets                                                                             $5,073,105                $4,713,878
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.

                                       36

-----------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity                                                           1995                      1994
-----------------------------------------------------------------------------------------------------------------------------
Current Liabilities:
   Current maturities of long-term debt                                                     $36,892                   $51,676
   Accounts payable                                                                         213,944                   259,723
   Advance payments and customers' deposits                                                  73,660                    57,042
   Accrued taxes                                                                             58,341                    21,171
   Accrued dividends                                                                         49,149                    45,158
   Other current liabilities                                                                137,298                   170,845

   Total current liabilities                                                                569,284                   605,615
-----------------------------------------------------------------------------------------------------------------------------

Deferred Credits:
   Investment tax                                                                            21,821                    31,077
   Income taxes                                                                             544,435                   385,469

   Total deferred credits                                                                   566,256                   416,546
-----------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                            1,761,604                 1,846,150
Other liabilities                                                                           233,318                   212,369
Preferred stock, redeemable                                                                   7,078                     7,829
-----------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity:
   Preferred stock                                                                            9,241                     9,320
   Common stock                                                                             189,268                   187,981
   Additional capital                                                                       355,663                   339,436
   Unrealized holding gain on investments                                                   208,681                    84,275
   Retained earnings                                                                      1,172,712                 1,004,357

   Total shareholders' equity                                                             1,935,565                 1,625,369
-----------------------------------------------------------------------------------------------------------------------------

Total Liabilities and Shareholders' Equity                                               $5,073,105                $4,713,878
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.

                                       37


Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,
(Dollars in thousands)                                                    1995                   1994                    1993
-----------------------------------------------------------------------------------------------------------------------------
Cash Provided from Operations:
   Net income                                                         $354,616               $271,753                $262,017
   Non-cash operating activities:
      Depreciation and amortization                                    409,799                361,963                 289,812
      Gain on disposal or exchange of assets,
         write-down of assets and other                                (19,849)                32,223                 (48,669)
      Other, net                                                        41,366                 41,355                  35,380
      Increase in deferred credits                                      65,246                 32,754                  19,096
   Changes in operating assets and liabilities:
      Accounts receivable                                              (71,541)              (181,997)                (84,854)
      Inventories, including materials and supplies                      5,101                (27,812)                 (8,749)
      Accounts payable                                                 (42,096)                38,154                  41,050
      Other current liabilities                                         (5,051)               (13,192)                 44,557
      Other, net                                                       (48,405)                21,989                  13,848

         Net cash provided from operations                             689,186                577,190                 563,488
-----------------------------------------------------------------------------------------------------------------------------

Cash Used (Provided) in Investing:
   Additions to property, plant and equipment                          523,064                596,112                 426,171
   Purchase of subsidiaries, net of cash acquired                            -                      -                 443,000
   Sale of property                                                   (212,911)                     -                       -
   Additions to capitalized software development costs                  52,308                 53,547                  24,230
   Additions to investments                                             33,729                  9,464                  20,441
   Other, net                                                           72,019                 (3,920)                 62,306

         Net cash used in investing activities                         468,209                655,203                 976,148
-----------------------------------------------------------------------------------------------------------------------------

Cash Used (Provided) in Financing:
   Dividends on preferred and common stock                             182,270                166,349                 148,493
   Reductions in long-term debt                                        277,636                147,784                  91,136
   Purchase of common stock                                                  -                 10,932                       -
   Preferred stock redemptions and purchases                             1,137                    438                   3,813
   Long-term debt issued                                              (218,164)              (404,883)               (627,804)
   Common stock issued                                                 (17,225)               (16,850)                 (5,756)

         Net cash used (provided) in financing activities              225,654                (96,230)               (390,118)
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and short-term investments                  (4,677)                18,217                 (22,542)

Cash and Short-term Investments:
   Beginning of year                                                    26,098                  7,881                  30,423

   End of year                                                         $21,421                $26,098                  $7,881
-----------------------------------------------------------------------------------------------------------------------------

Supplemental Cash Flow Disclosures:
   Interest paid                                                      $141,751               $129,788                 $91,574
   Income taxes paid                                                  $112,690               $150,224                $163,583
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



Consolidated Statements of Shareholders' Equity

For the years ended December 31,
(Dollars in thousands, except per share amounts)                          1995                   1994                    1993
-----------------------------------------------------------------------------------------------------------------------------
Preferred Stock:
   Balance at beginning of the year                                     $9,320                 $9,405                  $9,488
   Conversion of preferred stock                                           (79)                   (85)                    (83)

   Balance at end of the year                                            9,241                  9,320                   9,405
-----------------------------------------------------------------------------------------------------------------------------

Common Stock:
   Balance at beginning of the year                                    187,981                187,458                  92,339
   Employee plans                                                        1,227                    535                     721
   Acquisition of subsidiary                                                 -                    324                   1,758
   Conversion of preferred stock and debentures                             60                     71                      81
   Stock split                                                               -                      -                  92,559
   Repurchase of stock                                                       -                   (407)                      -

   Balance at end of the year                                          189,268                187,981                 187,458
-----------------------------------------------------------------------------------------------------------------------------

Additional Capital:
   Balance at beginning of the year                                    339,436                333,698                 399,955
   Employee plans                                                       15,998                  7,815                  20,485
   Acquisition of subsidiary                                                 -                  8,176                   5,422
   Conversion of preferred stock and debentures                            229                    272                     395
   Stock split                                                               -                      -                 (92,559)
   Repurchase of stock                                                       -                (10,525)                      -

   Balance at end of the year                                          355,663                339,436                 333,698
-----------------------------------------------------------------------------------------------------------------------------

Unrealized Holding Gain on Investments:
   Balance at beginning of the year                                     84,275                121,507                       -
   Change in unrealized holding gain on investments                    124,406                (37,232)                121,507

   Balance at end of the year                                          208,681                 84,275                 121,507
-----------------------------------------------------------------------------------------------------------------------------

Retained Earnings:
   Balance at beginning of the year                                  1,004,357                902,640                 802,672
   Acquisition of subsidiary                                                 -                      -                  (7,939)
   Net income for the year                                             354,616                271,753                 262,017
   Dividends:
      Common per share, $.98 in 1995,
      $.90 in 1994 and $.82 in 1993                                   (185,103)              (168,804)               (152,532)
      Preferred                                                         (1,158)                (1,232)                 (1,578)

   Balance at end of the year                                        1,172,712              1,004,357                 902,640

   Total shareholders' equity                                       $1,935,565             $1,625,369              $1,554,708
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                       39


Business Segments

-----------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,
(Dollars in thousands)                                                    1995                   1994                    1993
-----------------------------------------------------------------------------------------------------------------------------
Revenues and Sales:
   Telephone:
      Local service                                                   $411,434               $389,784                $310,495
      Network access and long-distance                                 637,731                644,020                 581,520
      Miscellaneous                                                    148,508                144,473                 124,079

      Total telephone                                                1,197,673              1,178,277               1,016,094
   Information services                                                926,345                861,500                 677,753
   Product distribution                                                448,119                436,643                 370,692
   Cellular                                                            398,122                287,346                 181,018
   Other operations                                                    139,466                163,910                  76,333

      Total                                                         $3,109,725             $2,927,676              $2,321,890
-----------------------------------------------------------------------------------------------------------------------------

Operating Income:
   Telephone                                                          $422,542               $400,207                $353,194
   Information services                                                132,043                129,765                 116,608
   Product distribution                                                 27,338                 23,920                  16,994
   Cellular                                                            121,507                 84,655                  44,292
   Other operations                                                      7,040                 15,270                   9,191
   Corporate expenses                                                  (26,492)               (19,951)                (21,233)

      Total                                                           $683,978               $633,866                $519,046
-----------------------------------------------------------------------------------------------------------------------------

Identifiable Assets:
   Telephone                                                        $2,782,471             $2,909,028              $2,795,984
   Information services                                                745,451                632,518                 468,490
   Product distribution                                                168,578                163,628                 157,561
   Cellular                                                            694,890                573,314                 401,791
   Other operations                                                     58,243                 65,601                  28,157
   Corporate                                                           623,472                369,789                 418,475

      Total                                                         $5,073,105             $4,713,878              $4,270,458
-----------------------------------------------------------------------------------------------------------------------------

Capital Expenditures:
   Telephone                                                          $308,468               $331,395                $257,238
   Information services                                                 77,871                124,005                 110,169
   Product distribution                                                  2,034                  6,029                     707
   Cellular                                                            121,274                107,647                  52,918
   Other operations and corporate                                       13,417                 27,036                   5,139

      Total                                                           $523,064               $596,112                $426,171
-----------------------------------------------------------------------------------------------------------------------------

Depreciation and Amortization Expense:
   Telephone                                                          $243,975               $229,474                $191,076
   Information services                                                102,033                 88,627                  64,861
   Product distribution                                                  1,277                  1,181                   1,520
   Cellular                                                             54,856                 36,821                  26,444
   Other operations and corporate                                        7,658                  5,860                   5,911

      Total                                                           $409,799               $361,963                $289,812
-----------------------------------------------------------------------------------------------------------------------------

(Refer to page 46 for additional information concerning business segments.)


Notes to Consolidated Financial Statements

1. Accounting Policies:

Consolidation - The consolidated financial statements include the accounts of ALLTEL Corporation, its subsidiary companies and majority-owned partnerships (the "Company"). Investments in 20% to 50% owned entities and all unconsolidated partnerships are accounted for using the equity method. Other investments are recorded in accordance with Statement of Financial Accounting Standards No. 115 (see Note 3). All intercompany transactions, except those with certain affiliates described below, have been eliminated in the consolidated financial statements.
   Financial Statement Presentation - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying consolidated financial statements.
   Service revenues consist of local service, network access and miscellaneous telephone operating revenues, information services' data processing, software licensing and maintenance revenues, and cellular access and network usage revenues. Product sales revenues consist of the product distribution and directory publishing operations and telephone and information services' equipment sales. Certain prior-year amounts have been reclassified to conform with the 1995 financial statement presentation.
   Transactions with Certain Affiliates - ALLTEL Supply, Inc. sells equipment and materials to telephone subsidiaries of the Company ($137,951,000 in 1995, $140,410,000 in 1994 and $93,232,000 in 1993) as well as to other telephone companies and related industries. The cost of equipment and materials sold to such subsidiaries is included, principally, in telephone plant in the consolidated financial statements. ALLTEL Information Services, Inc. provides the data processing services for the Company's telephone operations ($85,131,000 in 1995, $77,427,000 in 1994 and $65,925,000 in 1993) in
addition to other companies. Intercompany profit, to the extent not offset by depreciation on the capitalized cost of equipment and materials, has not been eliminated because prices charged by the supply and information services subsidiaries are comparable to prices the individual telephone subsidiaries would be required to pay other suppliers and are recovered through the regulatory process.

   Cash and Short-term Investments - Cash and short-term investments consist of highly liquid investments with original maturities of less than three months. These investments are readily convertible into cash.
   Inventories - Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method of valuation.
   Property, Plant and Equipment - Property, plant and equipment are stated at original cost. Depreciation is computed using the straight-line method for financial reporting purposes. The composite depreciation rates by class of property as a percent of average depreciable plant and equipment were:

------------------------------------------------------------------------------
                                 1995       1994        1993
------------------------------------------------------------------------------
Telephone                         6.4%        6.3%       6.4%
Information services             15.7        16.3       16.9
Cellular                         12.7        12.2       12.6
Other                             9.6         9.7       10.0
------------------------------------------------------------------------------

For the Company's telephone operations, when utility property, plant and equipment are retired, the original cost, net of salvage, is charged against accumulated depreciation. All other property, plant and equipment retirements are recorded at net book value plus salvage, if any, with the corresponding gain or loss recognized in the accompanying consolidated statements of income. The cost of maintenance and repairs of property, plant and equipment, including the cost of replacing minor items not affecting substantial betterments, is charged to maintenance expense as incurred. The Company capitalized estimated interest during periods of construction.
   Excess of Cost Over Equity in Purchased Entities - Excess of cost over equity of $453,779,000 relating to certain entities purchased subsequent to November 1970 is being amortized on a straight-line basis for periods up to 40 years. Amortization expense amounted to $17,890,000 in 1995, $15,427,000 in 1994 and $12,633,000 in 1993. The carrying value of the excess cost over equity is periodically evaluated by the Company for the existence of impairment on the basis of whether the excess of cost over equity is fully recoverable from projected, undiscounted net cash flows of the related business unit.
   Investment Tax Credit - The investment tax credit is amortized to income over the productive lives of the related property, plant and equipment.

   Revenue Recognition - Telephone revenues are recognized when earned and are primarily derived from usage of the Company's local exchange networks and facilities or under revenue-sharing arrangements with other telecommunications carriers. Information services revenues consist of data processing revenue recognized as services are performed, software licensing revenue recognized when delivery of the software occurs, and software maintenance revenue recognized ratably over the maintenance period. Certain long-term contracts are accounted for using the percentage-of-completion method. Under this method, revenue and profit are recognized throughout the term of the contract, based upon estimates of the total costs to be incurred and revenues to be generated throughout the term of the contract. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. In accordance with contractual arrangements with customers, cellular access service revenue is recognized when billed, while revenue from network usage is recognized when the services are rendered. For all other operations, revenue is recognized when products are delivered or services are rendered to customers.
   Included in accounts receivable and other assets are unbilled receivables related to the information services segment totaling $173,014,000 and $111,853,000 at December 31, 1995 and 1994, respectively. Included in these unbilled receivables are amounts totaling $84,297,000 and $38,744,000 at December 31, 1995 and 1994, respectively, which represent costs and estimated earnings in excess of billings related to one long-term contract accounted for under the percentage-of-completion method.
   Computer Software Development Costs - For the Company's information services operations, research and development expenditures related to internally developed computer software are charged to expense as incurred. The development costs of software to be marketed are charged to expense until technological feasibility is established. After that time, the remaining software development costs are capitalized and recorded in other assets in the accompanying consolidated balance sheets. As of December 31, 1995 and 1994, capitalized software development costs, net of amortization, were $135,123,000 and $106,651,000, respectively. Amortization of the capitalized amounts is computed on a product-by-product basis using primarily the straight-line method over the remaining estimated economic life of the product, not exceeding five years. Amortization expense amounted to $29,468,000 in 1995, $19,727,000 in 1994 and $13,165,000 in 1993.
   Earnings Per Share - Primary earnings per share of common stock was determined by dividing net income applicable to common shares by the average number of common shares outstanding, including common stock equivalents, during each year. The numbers of shares used in computing primary earnings per share were 190,072,000 in 1995, 189,454,000 in 1994 and 187,665,000 in 1993.
Conversion of all convertible preferred stock and convertible debentures would not have a significant dilutive effect on earnings per share.

2. Acquisitions:

On November 1, 1993, the Company purchased substantially all of the assets of the telephone operations of GTE Corporation in the State of Georgia
("GTE Georgia") in exchange for the Company's telephone operations in Illinois, Indiana and Michigan, which had a net book value of $112 million, and $443 million in cash. This acquisition was accounted for as a purchase. GTE Georgia's results of operations are included in the accompanying consolidated statements of income beginning November 1, 1993, and the excess cost resulting from this transaction is being amortized on a straight-line basis over 40 years.
   Unaudited pro forma consolidated results of operations, as though the Company acquired GTE Georgia on January 1, 1993, are as follows:

-------------------------------------------------------------------------------
                                (Thousands, except per share)
-------------------------------------------------------------------------------
                                                         1993
-------------------------------------------------------------------------------
Revenues and sales                                 $2,487,068
Income before income taxes                           $496,523
Net income applicable to common shares               $288,370
Primary earnings per share                              $1.53
-------------------------------------------------------------------------------

3. Financial Instruments and Investment Securities:

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of the instruments. The fair value of investments is $611.7 million based on the quoted market price and the carrying value of investments for which there is no quoted market price. The fair value of the Company's long-term debt, after deducting current maturities, is estimated to be $1.857 billion in 1995 and $1.757 billion in 1994, compared to a carrying value of $1.762 billion in 1995 and $1.846 billion in 1994. The fair value estimates are based on the overall weighted rates and maturity compared to rates and terms currently available in the long-term financing markets. The fair value of the Company's redeemable preferred stock is estimated to be $16.9 million in 1995 and $19.0 million in 1994 compared to a carrying amount of $7.1 million in 1995 and $7.8 million in 1994. The fair value estimates are based on the conversion of the Series D convertible redeemable preferred stock to common stock of the Company and the carrying value of the Series A redeemable preferred stock for which there is no quoted market price. The fair value of all other financial instruments is estimated by management to approximate the carrying value.
   Equity securities owned by the Company have been classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity. The Company had unrealized gains, net of tax, on its investment in WorldCom, Inc. (formerly LDDS Communications, Inc.) of $208.7 million,
$84.3 million and $121.5 million at December 31, 1995, 1994 and 1993, respectively. The unrealized gains, including the related tax impact, are non-cash items and accordingly have been excluded from the accompanying consolidated statements of cash flows. All other unrealized gains and losses on investments in equity securities are not material to the Company's financial position or results of operations.

4. Debt:

Long-term debt, after deducting current maturities, was as follows at December 31:

-------------------------------------------------------------------------------
                                                                   (Thousands)
-------------------------------------------------------------------------------
                                                                1995       1994
-------------------------------------------------------------------------------
First mortgage bonds and collateralized notes,
  Weighted rate 8.7% in 1995 and 8.8% in 1994
  Weighted maturity 6 years in 1995 and 1994                 $19,797    $25,118
Debentures and notes, without collateral,
  Weighted rate 7.6% in 1995 and 8.1% in 1994
  Weighted maturity 14 years in 1995 and 16 years in 1994 1,254,859 1,307,223 Industrial revenue bonds and collateralized notes,
  Weighted rate 6.0% in 1995 and 5.3% in 1994
  Weighted maturity 10 years in 1995 and 1994                  8,475      8,732
Revolving credit agreement,
  Weighted rate 6.0% in 1995 and 6.6% in 1994
  Weighted maturity 3 years in 1995 and 1994                 151,490    132,005
Rural Utilities Service notes,
  Weighted rate 4.2% in 1995 and 4.4% in 1994
  Weighted maturity 16 years in 1995 and 18 years in 1994 66,149 100,392 Rural Telephone Bank and Federal Financing Bank notes,
  Weighted rate 7.8% in 1995 and 8.2% in 1994
  Weighted maturity 18 years in 1995 and 19 years in 1994    260,834    272,680
   Total long-term debt                                   $1,761,604 $1,846,150
-------------------------------------------------------------------------------
  Weighted rate                                                 7.3%       7.7%
  Weighted maturity                                         14 years   16 years
-------------------------------------------------------------------------------

   The Company has a $500 million revolving credit agreement which has a termination date of October 1, 1998, with provision for annual extensions. It is the Company's intention to continue to renew the agreement. The revolving credit agreement provides a variety of pricing options.
   The indentures and agreements, as amended, provide, among other things, for various restrictions on the payment of dividends by the Company. Retained earnings unrestricted as to payment of dividends by the Company amounted to $934.1 million at December 31, 1995. Certain properties have been pledged as collateral on $355.3 million of obligations.
   Interest expense on long-term debt amounted to $144.4 million in 1995, $135.2 million in 1994 and $96.2 million in 1993.
   Maturities and sinking fund requirements for the four years after 1996 for long-term debt outstanding, excluding the revolving credit agreement as of December 31, 1995, were $39.7 million, $46.2 million, $52.6 million and $44.6 million for the years 1997 through 2000, respectively.

5. Common Stock:

There are 500,000,000 shares of $1 par value common stock authorized of which 189,267,712 and 187,980,669 shares were outstanding at December 31, 1995 and 1994, respectively. At December 31, 1995, the Company had 18,064,452 common shares reserved for issuance in connection with convertible preferred stock (945,131) and stock options (17,119,321).
   The Company's stock option plan provides for the granting of options to officers, directors and key employees at prices not less than the market value of the stock at the date of grant.
   The following is a summary of stock options outstanding, granted, exercised and cancelled:

-------------------------------------------------------------------------------
                                                       Average Price
                                          Shares         Per Share
-------------------------------------------------------------------------------
                                     1995       1994    1995    1994
-------------------------------------------------------------------------------
Outstanding at beginning
  of period                     6,811,202  6,945,928   $20.32  $19.06
Granted                           126,000    650,500    26.15   26.41
Exercised                      (1,472,983)  (553,194)   12.45   11.59
Cancelled                        (257,710)  (232,032)   25.05   21.35
Outstanding at end of period    5,206,509  6,811,202   $22.45  $20.32
-------------------------------------------------------------------------------
Exercisable at end of period    3,001,109  3,178,800   $19.84  $15.44
Reserved for future options    11,912,812 11,784,812
-------------------------------------------------------------------------------

For stock options exercisable at December 31, 1995 and 1994, the option prices ranged from $11.21 to $29.00 and from $6.58 to $29.00, respectively.
   During 1993, 1,014,495 shares were exercised at an average price of $10.14 per share.

6. Preferred Stock:

Cumulative preferred stock is issuable in series, and the Board of Directors is authorized to designate the number of shares and fix the terms. There are 50,000,000 $25 par value voting shares and 50,000,000 no par value non-voting shares authorized.
   The outstanding cumulative preferred stock, which is not redeemable at the option of the holder, was as follows at December 31:

-------------------------------------------------------------------------------
                                            Quarterly     Amount Outstanding
                                            Dividend          (Thousands)
                                            Per Share     1995   1994   1993
-------------------------------------------------------------------------------
$25 par value:
  Series A, 5%
   Shares - 39,853 in 1995, 1994 and 1993    $.31 1/4     $996   $996   $996
  Series C, 5%
   Shares - 5,000 in 1995, 1994 and 1993      .31 1/4      125    125    125
  Series E, 6%
   Shares - 32,000 in 1995, 1994 and 1993     .37 1/2      800    800    800
  Series F, 5 1/2%
   Shares - 245,955 in 1995, 1994 and 1993    .34 3/8    6,149  6,149  6,149
  Series H, 6%
   Shares - 12,184 in 1995, 1994 and 1993     .37 1/2      305    305    305
  Series I, 5 1/2%
   Shares - 4,000 in 1995, 1994 and 1993      .34 3/8      100    100    100
  Series J, 6%
   Shares - 1,800 in 1995, 1994 and 1993      .37 1/2       45     45     45
No par value:
  Series C, $2.06 Convertible
   Shares - 28,855 in 1995, 31,991
     in 1994 and 35,419 in 1993               .51 1/2      721    800    885
                                                        $9,241 $9,320 $9,405
-------------------------------------------------------------------------------

   The $25 par value preferred stock may be redeemed at the option of the Company at par value. The no par value Series C preferred shares are convertible at any time prior to redemption into 5.963 shares of the Company's common stock. The rate of conversion is subject to adjustment under certain conditions.
   The outstanding cumulative preferred stock, which is redeemable at the option of the holder, was as follows at December 31:
-------------------------------------------------------------------------------
                                           Quarterly      Amount Outstanding
                                           Dividend          (Thousands)
                                           Per Share      1995   1994   1993
-------------------------------------------------------------------------------
No par value:
  Series A, 7 3/4%
   Shares - 50,200 in 1995, 55,600
     in 1994 and 61,000 in 1993             $1.93 3/4   $5,020 $5,560 $6,100
  Series D, $2.25 Convertible
   Shares - 73,500 in 1995, 81,046
     in 1994 and 90,240 in 1993               .56 1/4    2,058  2,269  2,527
                                                        $7,078 $7,829 $8,627
-------------------------------------------------------------------------------

   The Company's Series A preferred stock is redeemed through required annual sinking fund payments. The sinking fund requirements in each of the five years ending December 31, 1996 through 2000 amount to $540,000.

   In addition to redemption at the option of the holder and through required sinking fund payments at the stated value per share, the Company may at its option, under certain conditions, redeem outstanding cumulative preferred stock at varying premiums above par or stated value.
   The Company's Series D stock is convertible at any time prior to redemption into 5.486 shares of the Company's common stock. The rate of conversion is subject to adjustment under certain conditions. During 1995, $211,000 of Series D stock was converted. The stock may be redeemed at the option of the Company or the holder at the $28 per share stated value.

7. Retirement Plans:

The Company has a trusteed, noncontributory, defined benefit pension plan which provides retirement benefits for eligible employees of the Company. Pension benefits are based on an employee's years of service and compensation. The Company's funding policy for the defined benefit contributions is to satisfy the funding requirements of the Employees' Retirement Income Security Act of 1974 ("ERISA").
   Certain key officers have unfunded executive compensation agreements that provide retirement benefits in lieu of payments under the Company's pension plan.
   Pension expense (credit), including provision for executive compensation agreements, totaled $5,662,000 in 1995, $2,225,000 in 1994 and $(3,892,000) in
1993.
   Pension expense (credit) includes the following components:

-------------------------------------------------------------------------------
                                                (Thousands)
-------------------------------------------------------------------------------
                                         1995       1994        1993
-------------------------------------------------------------------------------
Benefits earned during the year       $14,966    $13,386     $10,504
Interest cost on projected
  benefit obligation                   22,301     21,410      16,964
Actual return on plan assets          (61,720)    13,092     (34,176)
Net amortization and deferral          30,115    (45,663)      2,816
Pension expense (credit)               $5,662     $2,225     $(3,892)
-------------------------------------------------------------------------------

   The following table presents the funded status of the plan at December 31:

-------------------------------------------------------------------------------
                                                       (Thousands)
-------------------------------------------------------------------------------
                                                    1995         1994
-------------------------------------------------------------------------------
Actuarial present value of accumulated benefit
  obligation, including vested benefits
  of $262,972 in 1995 and $209,783 in 1994      $272,277     $217,557
Actuarial present value of projected
  benefit obligation                             323,381      261,171
Plan assets at fair value                        369,091      316,235

Plan assets in excess of projected benefit
  obligation                                      45,710       55,064
Unrecognized net gain                            (10,534)     (21,925)
Remaining unrecognized prior service cost         (5,432)      (5,982)
Unrecognized transition asset being
  amortized over 16 years                         (9,466)     (10,650)
Prepaid pension expense                          $20,278      $16,507
-------------------------------------------------------------------------------

   Actuarial assumptions used to calculate the projected benefit obligations were 7.25% for the settlement rate in 1995 and 8.5% in 1994, and 5% for future compensation level increases in 1995 and 1994. The investment earnings rate was 9% in 1995 and 1994. The increases in the actuarial present value of the accumulated benefit obligation and the projected benefit obligation for 1995 primarily resulted from the change in the settlement rate assumption. Assets of the plan consist primarily of listed stocks, including common stock of the Company amounting to $17,437,000 and $17,480,000 at December 31, 1995 and 1994, respectively, and corporate and government debt.
   The Company has a noncontributory defined contribution plan in the form of profit sharing arrangements for eligible employees, except bargaining unit employees. The amount of profit sharing contributions to the plan is determined annually by the Company's Board of Directors. Profit sharing expense amounted to $28,672,000 in 1995, $26,351,000 in 1994 and $22,717,000 in 1993.

8. Postretirement Benefits Other Than Pensions:

The Company provides postretirement healthcare and life insurance benefits for eligible employees. The healthcare benefit is based on comprehensive hospital, medical and surgical benefit provisions, while the life insurance is based on annual earnings at the time of retirement. The employees share in the cost of these benefits. The Company is not currently funding these plans.
   The postretirement expense includes the following components:

-------------------------------------------------------------------------------
                                                             (Thousands)
-------------------------------------------------------------------------------
                                                          1995         1994
-------------------------------------------------------------------------------
Benefits earned                                           $112         $426
Amortization of transition obligation                      976          976
Other amortization and deferral                           (918)          (3)
Interest cost on accumulated postretirement
  benefit obligation                                     2,454        2,722
Postretirement expense                                  $2,624       $4,121
-------------------------------------------------------------------------------

   The following table presents the plan status at December 31:

-------------------------------------------------------------------------------
                                                             (Thousands)
-------------------------------------------------------------------------------
                                                          1995         1994
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                             $37,392      $27,621
  Fully eligible active plan participants                1,088          884
  Other active plan participants                         2,413        1,799
Total accumulated postretirement benefit obligation     40,893       30,304
Unrecognized net gain                                    3,168       12,695
Unrecognized prior service cost                         (2,152)        (434)
Unrecognized transition obligation being amortized
  over 20 years                                        (16,590)     (17,566)
Accrued postretirement benefit obligation              $25,319      $24,999
-------------------------------------------------------------------------------

   Actuarial assumptions used to calculate the accumulated post-retirement benefit obligation were 7.25% for the weighted average discount rate in 1995 and 8.5% for 1994, and 11% for the healthcare cost trend rate in 1995 and 12% for 1994, decreasing on a graduated basis to an ultimate rate of 6% in the year 2000. A one percentage point change in the assumed healthcare cost trend rate for each future year would change the postretirement benefit cost by approximately $125,000 for the year ended December 31, 1995, and the accumulated postretirement benefit obligation as of December 31, 1995, by approximately $2.2 million.
   The increase in the accumulated postretirement benefit obligation for 1995 primarily resulted from the change in the discount rate assumption and due to actual healthcare costs and claims incurred exceeding projected amounts.

9. Gain on Disposal or Exchange of Assets, Write-down of Assets and Other:

During the fourth quarter of 1995, the Company recorded a pre-tax gain of $18.9 million on the sale of its telephone properties in Arizona, California, New Mexico, Tennessee and Utah to Citizens Utilities Company ("Citizens"), and the Company incurred $14.0 million of termination fees related to the early retirement of $200 million of long-term debt. During the second quarter of 1995, the Company recorded a pre-tax gain of $30.9 million on the sale of its telephone properties in West Virginia and Oregon to Citizens, and the Company recorded an additional pre-tax write-down of $5.0 million to reflect the net realizable value of its information services segment's check processing operations. The net income impact from these transactions resulted in an increase of $.10 in earnings per share for the year ended December 31, 1995.
   In 1994, the Company recorded a write-down of $54.2 million to reflect the estimated net realizable value of its information services segment's community banking and check processing operations. This write-down resulted in a decrease of $.17 in earnings per share in 1994.
   In 1993, the Company recorded a gain on the exchange of telephone properties with GTE Corporation, which was partially offset by the reorganization of its telephone operations as a result of this transaction. These transactions amounted to $69.9 million. In addition, the Company recorded a write-down of $42.5 million in 1993 to reflect an impairment in the carrying value of its product distribution operations. The net income impact from these transactions is not significant to the results of operations.

10. Income Taxes:

Income tax expense was as follows:

-------------------------------------------------------------------------------
                                              (Thousands)
-------------------------------------------------------------------------------
                                       1995       1994        1993
-------------------------------------------------------------------------------
Federal                            $181,947   $137,277    $158,376
State and other                      35,243     27,495      29,527
                                   $217,190   $164,772    $187,903
-------------------------------------------------------------------------------

   The federal income tax expense consists of the following:

-------------------------------------------------------------------------------
                                              (Thousands)
-------------------------------------------------------------------------------
                                       1995       1994        1993
-------------------------------------------------------------------------------
Currently payable                  $128,589   $104,359    $119,489
Deferred                             62,614     40,416      46,289
Investment tax credit amortized      (9,256)    (7,498)     (7,402)
                                   $181,947   $137,277    $158,376
-------------------------------------------------------------------------------

   Deferred income tax expense results principally from temporary differences between depreciation expense for income tax purposes and depreciation expense recorded in the financial statements. Deferred tax balances are adjusted to reflect tax rates, based on currently enacted tax laws, that will be in effect in the years in which the temporary differences are expected to reverse. For the Company's regulated operations, the adjustment in deferred tax balances for the change in tax rates is reflected as a regulatory asset or liability. These regulatory assets and liabilities are amortized over the lives of the related depreciable asset or liability concurrent with recovery in rates.
   Differences between the federal income tax statutory rates and effective income tax rates, which include both federal and state income taxes, were as follows:

-------------------------------------------------------------------------------
                                       1995        1994        1993
-------------------------------------------------------------------------------
Statutory income tax rates             35.0%      35.0%       35.0%
Increase (decrease):
  Investment tax credit                (1.6)      (1.7)       (1.6)
  State income taxes, net of
   federal benefit                      4.0        4.1         4.3
  Reversal of excess deferred
   federal taxes                       (0.2)      (0.6)       (0.9)
  Write-down of product distribution
   operations                             -          -         3.3
  Other items                           0.8        1.0         1.7
Effective income tax rates             38.0%      37.8%       41.8%
-------------------------------------------------------------------------------
   During 1993, the write-down of the product distribution operations resulted in capital losses for which the tax benefit can only be recognized to the extent of available capital gains. Without this write-down, the effective income tax rate would have been 38.5% in 1993.

   The significant components of the Company's net deferred income tax liability were as follows at December 31:

-------------------------------------------------------------------------------
                                                     (Thousands)
-------------------------------------------------------------------------------
                                                   1995         1994
-------------------------------------------------------------------------------
Property, plant and equipment                  $346,482     $320,556
Capitalized computer software                    49,365       34,860
Unrealized holding gain on investments          150,161       63,659
Other, net                                       (1,573)     (33,606)
  Total                                        $544,435     $385,469
-------------------------------------------------------------------------------

   At December 31, 1995 and 1994, total deferred tax assets were $211.8 million and $236.1 million, respectively, and total deferred tax liabilities were $756.2 million and $621.6 million, respectively.

11. Other Income, Net:

The components of other income, net were as follows:

-------------------------------------------------------------------------------
                                                          (Thousands)
-------------------------------------------------------------------------------
                                                    1995       1994      1993
-------------------------------------------------------------------------------
Equity earnings in unconsolidated partnerships   $20,282    $11,662    $7,753
Minority interest in consolidated partnerships   (28,997)   (20,038)  (10,219)
Capitalized interest during construction           6,221      3,361     2,005
Interest and dividend income                       1,052        919     1,341
Other non-operating income (expense)               3,923     (1,968)    1,350
                                                  $2,481    $(6,064)   $2,230
-------------------------------------------------------------------------------

12. Business Segments:

The Company's telephone operating subsidiaries provide primary local service and network access in 15 states. Information services provides electronic information processing services and software primarily through long-term contracts and markets other information processing products and services to the financial, telecommunications and healthcare industries. The principal markets for information services' products and services are commercial banks and financial institutions, other telephone and cellular companies and healthcare providers in the United States and major international markets. Product distribution sells equipment and materials to affiliated and non-affiliated telephone companies and related industries in the United States and electrical and electronic wire and cable to other domestic distributors and wholesalers. Cellular includes cellular mobile telephone services in various major U.S. markets. Other operations primarily include directory publishing and wide-area paging services. Corporate identifiable assets consist primarily of cash, investments and headquarters facilities and equipment. Corporate items represent general corporate expenses and assets not allocated to segments. (Refer to Page 40 for a schedule of business segment information.)

13. Quarterly Financial Information - (Unaudited)


-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)       1995                                               1994
-----------------------------------------------------------------------------------------------------------------------------------
                                  Total        4th       3rd        2nd       1st       Total       4th      3rd      2nd      1st
Revenues and sales           $3,109,725   $773,855  $785,779   $786,476  $763,615  $2,927,676  $757,474 $738,880 $728,898 $702,424
Operating income               $683,978   $177,302  $175,355   $169,783  $161,538    $633,866  $155,553 $166,128 $161,908 $150,277
Net income                     $354,616    $92,577   $85,312    $98,104   $78,623    $271,753   $43,952  $79,728  $76,187  $71,886
Preferred dividends               1,158        275       287        279       317       1,232       301      304      317      310
Net income applicable to
  common shares                $353,458    $92,302   $85,025    $97,825   $78,306    $270,521   $43,651  $79,424  $75,870  $71,576
Primary earnings per share        $1.86       $.48      $.45       $.52      $.41       $1.43      $.23     $.42     $.40     $.38
-----------------------------------------------------------------------------------------------------------------------------------
Net income and earnings per share
  excluding gain on disposal or
  exchange of assets, write-down
  of assets and other:
   Net income                  $334,767    $89,335   $85,312    $81,497   $78,623    $303,976   $76,175  $79,728  $76,187  $71,886
   Primary earnings per share     $1.76       $.47      $.45       $.43      $.41       $1.60      $.40     $.42     $.40     $.38
-----------------------------------------------------------------------------------------------------------------------------------
Dividends per common share         $.98       $.26      $.24       $.24      $.24        $.90      $.24     $.22     $.22     $.22
-----------------------------------------------------------------------------------------------------------------------------------

Note: A. Fourth quarter 1995 net income includes a pre-tax gain of $18.9 million from the sale of certain telephone properties and $14.0 million of termination fees related to the early retirement of long-term debt. These transactions increased net income by $3.2 million or $.01 per share. (See Note 9)
      B. Second quarter 1995 net income includes a pre-tax gain of $30.9 million from the sale of certain telephone properties and an additional pre-tax write-down of $5.0 million on the Company's check processing operations.
         These transactions increased net income by $16.6 million or $.09 per share. (See Note 9)
      C. Fourth quarter 1994 net income includes a pre-tax write-down of $54.2 million on the Company's check processing and community banking operations. This transaction decreased net income by approximately $32 million or $.17 per share. (See Note 9)
      D. All adjustments necessary for a fair presentation of results for each period have been included.

Investor Information
Corporate Headquarters
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202
(501) 661-8000

Annual Meeting
The Annual Meeting of ALLTEL Corporation stockholders will be held at 11 a.m.
(CDT) on Thursday, April 25, 1996, at Arkansas' Excelsior Hotel, Ballroom Level, Three Statehouse Plaza, Little Rock, Arkansas.

Transfer Agent, Registrar
and Dividend Disbursing Agent
KeyCorp Shareholder Services, Inc.
P.O. Box 6477
Cleveland, OH 44101-1477

Common Stock Price and Dividend Information
Ticker Symbol              AT
Newspaper Listings         ALLTEL, ALTEL

Market Price

             Q
-------------------------------------------------------------------------------
1995        4th       31 1/8        27 3/8     29 1/2     .26
            3rd       30 1/4        25 1/8     29 7/8     .24
            2nd       29 3/4        23 1/4     25 3/8     .24
            1st       31            27 3/4     28 3/4     .24
-------------------------------------------------------------------------------
1994        4th       31 3/8        25 1/2     30 1/8     .24
            3rd       28 1/2        25         27         .22
            2nd       27 1/2        24         25 1/8     .22
            1st       29 1/2        25         25 5/8     .22
-------------------------------------------------------------------------------

The common stock is listed and traded on the New York and Pacific Stock Exchanges. The above table reflects the range of high, low and closing prices as reported by Dow Jones & Company, Inc.

Annual Report on Form 10-K

The 1995 report on Form 10-K filed with the Securities and Exchange Commission is available without charge to stockholders upon request to the Corporate Headquarters.

Investor Relations

Information requests from investors, security analysts, other members of the investment community and the news media should be addressed to Shawne Leach, Vice President - Investor Relations, at One Allied Drive, Little Rock, Arkansas 72202 (501) 661-8999.

Shareholder Services

General questions about accounts, stock certificates or dividends may be directed to the Shareholder Services Department, 50 Executive Parkway, Hudson, Ohio 44236 (216) 650-7108.

Dividend Reinvestment and Stock Purchase Plan

ALLTEL offers a Dividend Reinvestment and Stock Purchase Plan for registered common stockholders. In addition to reinvesting dividends, the plan allows participants to invest cash toward the purchase of ALLTEL common stock. Further information about dividend reinvestment may be obtained from the Shareholder Services Department.

Electronic Dividend Deposit

ALLTEL offers Electronic Dividend Deposit to registered common stockholders. Electronic deposit allows dividend payments to be automatically deposited into a checking or savings account and eliminates the inconvenience of delayed or lost dividend checks. More information about Electronic Dividend Deposit may be obtained from the Shareholder Services Department.

                              (INSIDE BACK COVER)

                                       66