Form 10-K405, Exhibit 13
period 1996-12-31
ALLTEL CORP
filed 1997-02-26
CIK 65873

EXHIBIT 13
                   PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                  (incorporated by reference into this filing)



                                                                  Form 10-K
                                                                 Page Number

   Management's Discussion and Analysis of Financial                33-44
        Condition and Results of Operations

   Report of Independent Public Accountants                           45

   Selected Financial Data                                            46

   Consolidated Statements of Income                                  47

   Consolidated Balance Sheets                                      48-49

   Consolidated Statements of Cash Flows                              50

   Consolidated Statements of Shareholders' Equity                    51

   Business Segments                                                  52

   Notes to Consolidated Financial Statements                       53-65

   Investor Information                                               66
                                       32

Financial Condition, Liquidity and Capital Resources
(Dollars in millions, except per share amounts)     1996       1995       1994
Capital expenditures                              $463.7     $523.1     $596.1
Cash provided from operations                     $806.2     $689.2     $577.2
Long-term debt issued                             $316.0     $218.2     $404.9
Total capital structure                         $3,897.5   $3,741.1   $3,531.0
Percent debt to total capital                        46%        48%        54%
Interest coverage ratio                            4.54x      4.72x      4.58x
Book value per share                              $11.15     $10.18      $8.60


The Company's total capital structure was $3.9 billion at December 31, 1996, compared to a total capital structure of $3.7 billion at December 31, 1995 and $3.5 billion at December 31, 1994. The Company has adequate internal and external resources available to finance its ongoing operating requirements including capital expenditures, business development and the payment of dividends.
    Cash provided from operations, which continues to be the Company's primary source of liquidity, was $806.2 million in 1996, $689.2 million in 1995 and $577.2 million in 1994. The increase in 1996 primarily reflects a reduction in working capital requirements and growth in earnings of the Company, excluding the impact of certain non-cash, non-extraordinary charges, as further discussed below. The increases in 1995 and 1994 primarily reflect the growth in earnings of the Company, partially offset by an increase in working capital requirements in each year. Cash from investing activities for both 1996 and 1995 includes proceeds totaling $38.7 million and $212.9 million, respectively, which were received principally from the sale of telephone properties, as discussed below. Cash from investing activities for 1996 also includes proceeds of $30.4 million related to the withdrawal of the Company's investment in GO Communications Corporation ("GOCC"). The Company's investment in GOCC was subject to a number of conditions, including GOCC's ability to secure "C" band licenses in the Personal Communications Services ("PCS") auctions conducted by the Federal Communications Commission ("FCC"). Following GOCC's decision to exit the PCS auctions, the Company elected to withdraw its investment.
    The primary uses of capital resources continue to be for capital expenditures and for the payment of dividends. Capital expenditures in 1996 were $463.7 million compared to $523.1 million in 1995 and $596.1 million in 1994. The decreases in 1996 and 1995 primarily reflect both the sale of telephone properties and a reduction in capital expenditures by the telephone subsidiaries. The Company financed the majority of its capital expenditures through the internal generation of funds in each of the past three years. During each of the past three years, the Company's capital expenditures were directed toward telephone operations to continue to modernize its network and invest in equipment to provide new telecommunications services. In addition, capital expenditures were incurred for expansion into existing cellular and information services markets and to upgrade existing cellular network facilities. Capital expenditures are forecast at $490.4 million for 1997, which are expected to be primarily internally financed. Common and preferred dividend payments amounted to $198.1 million in 1996, $182.3 million in 1995 and $166.3 million in 1994. The increases in each year primarily reflect growth in the annual dividend rates on the Company's common stock. In October 1996, the Board of Directors approved a 6 percent increase in the quarterly dividend from 26 cents to 27.5 cents per share. This action raised the annualized dividend to $1.10 per share and marked the 36th consecutive year in which the Company has increased its common stock dividend.

    On October 21, 1996, the Company announced its plans to repurchase up to
3.5 million shares of ALLTEL Corporation common stock. Through
December 31, 1996, the Company had repurchased 2,440,000 of its shares at a total cost of $75.6 million. In addition, the Company participated in the FCC's "D" and "E" band PCS auctions, and on January 14, 1997, the Company was awarded the PCS licensing rights for 73 markets in 12 states. When issued by the FCC, the PCS licenses will enable the Company to increase the size of its potential wireless customer base to 34 million. In addition, the PCS licenses will increase the overlap of the Company's system-wide wireline and wireless service areas from 25 percent to 55 percent. The Company will pay approximately $144 million to obtain the PCS licenses. The Company believes it has the capital resources available to fund the construction of its PCS network.
    On October 11, 1996, the Company entered into an amended and restated revolving credit agreement in the amount of $750 million. The new agreement, which includes provision for annual extensions, has a five-year term with an initial termination date of October 1, 2001. Total borrowings outstanding under the Company's revolving credit agreement at December 31, 1996, 1995 and 1994 were $83.7 million, $151.5 million and $132.0 million, respectively. Borrowings under this agreement in 1996 were incurred to fund the stock repurchase program, for the expansion of cellular investments and for general corporate requirements. The weighted average interest rate on borrowings outstanding under this agreement at December 31, 1996, was 7.1 percent.
    During 1996, the Company and its subsidiaries issued long-term debt of $316.0 million, compared to $218.2 million in 1995 and $404.9 million in 1994. Long-term debt retired in 1996 amounted to $310.3 million, compared to
$277.6 million in 1995 and $147.8 million in 1994. In March 1996, the Company issued $300 million of 7.0 percent debentures to refinance existing high-cost indebtedness consisting of $200 million of 9.5 percent debentures. The remaining proceeds were used to reduce borrowings under the Company's revolving credit agreement. The retirement of the $200 million debentures and the reduction in revolving credit agreement borrowings represent the majority of long-term debt retired in 1996. The issuance by the Company in September 1995 of $200 million of 6.75 percent debentures to refinance existing high-cost indebtedness, consisting of $150 million of 10.375 percent debentures and
$50 million of 8.875 percent debentures, represents substantially all of the long-term debt issued in 1995. The retirement of the 10.375 percent and 8.875 percent debentures completed in October 1995 represents the majority of long-term debt retired in 1995. The issuance by the Company of $250 million of
7.25 percent debentures to reduce borrowings under its revolving credit agreement, and the issuance by subsidiaries of $60 million of 8.05 percent notes and $30 million of 8.17 percent notes to refinance existing high-cost indebtedness represent the majority of long-term debt issued in 1994. In connection with the debt refinancings completed in March 1996 and October 1995, the Company was required to pay termination fees in the amount of $15.8 million and $14.0 million, respectively; however, the two debt refinancings are expected to produce approximately $10.5 million in annual pretax interest savings. The remaining borrowings for the three years were used for investments, acquisitions and other general corporate requirements. The loans were obtained through the private placement market, public issuance and the Rural Utilities Service financing programs for telephone companies. The Company and its subsidiaries expect these sources to continue to be available for future borrowings. There were no changes in the Company's bond ratings during 1996. Moody's Investors Service and Standard & Poor's Corporation senior debt ratings for the Company are A2 and A+, respectively. (See Note 3 to the Consolidated Financial Statements for additional information regarding the Company's long-term debt.)
                                       27

Results of Operations
Overview
During 1996, the Company continued to implement initiatives designed to enhance its ability to compete effectively in today's changing business environment, to provide new or enhanced service offerings to a broader array of customers and to pursue new growth opportunities. In addition, the Company announced its plans to dispose of certain non-strategic operations within its product distribution and information services segments. Operating results for 1996 reflect the impact of several of these initiatives. In preparation for heightened competition in the telecommunications industry, the Company completed the sale of certain non-strategic telephone properties and enhanced its service offerings, including long-distance service. Telephone's operating results remained solid, reflecting steady access line growth in its remaining service areas and the Company's ongoing cost-control efforts. Cellular produced strong operating results, reflecting significant growth in its customer base. Information services' operating results reflected an increase in revenues and sales primarily due to growth in existing data processing contracts and the addition of several new outsourcing agreements, while operating income was impacted by write-downs in the carrying value of certain assets. Although product distribution's revenues and sales increased slightly, operating income decreased primarily due to lower profit margins, reflecting the impact of increased competition and a decline in copper prices.
    In 1996, revenues and sales increased to $3,192.4 million, up from $3,109.7 million in 1995 and $2,927.7 million in 1994. This represents an increase of 3 percent in 1996 compared to increases of 6 percent in 1995 and 26 percent in 1994. Total costs and expenses increased to $2,600.8 million, up from $2,425.7 million in 1995 and $2,293.8 million in 1994. This represents an increase of 7 percent in 1996 compared to increases of 6 percent in 1995 and 27 percent in 1994. Included in costs and expenses for 1996 are non-cash charges of $120.3 million to write-down the carrying value of goodwill, certain capitalized software development costs and other assets, as further discussed below. Primarily as a result of these asset write-downs, the Company's consolidated net income for 1996 decreased to $291.7 million, compared to $354.6 million in 1995 and $271.8 million in 1994, a decrease of 18 percent in 1996, compared to increases of 30 percent in 1995 and 4 percent in 1994. Earnings per share in 1996 also decreased to $1.53, compared to $1.86 in 1995 and $1.43 in 1994, reflecting a decrease of 18 percent in 1996, compared to increases of 30 percent in 1995 and 3 percent in 1994.
    In addition to the asset write-downs, the 1996 results also include a pretax net loss of $2.3 million related to the payment of termination fees resulting from the early termination of long-term debt, the loss incurred on the withdrawal of the investment in GOCC, partially offset by a gain on the sale of telephone properties in Nevada. The 1995 results include a pretax net gain in the amount of $30.8 million related to the sale of certain telephone properties, a write-down of the information services check processing operations and the payment of termination fees resulting from the early retirement of long-term debt. Excluding the impact of all non-extraordinary, one-time items, the Company's 1996 consolidated results from operations showed solid growth, with net income increasing 9 percent to $365.9 million and earnings per share also increasing 9 percent to $1.92. (The net income impact of the non-extraordinary, one-time items has been provided as supplemental information only.)


Telephone Operations
(Dollars in millions)           1996          1995         1994
Revenues and sales          $1,169.1      $1,197.7     $1,178.3
Operating income              $408.4        $422.5       $400.2
Access lines in service    1,681,395     1,623,440    1,643,041

Telephone's revenues and sales decreased $28.6 million or 2 percent in 1996, compared to increases of $19.4 million or 2 percent in 1995 and $162.2 million or 16 percent in 1994. Operating income decreased $14.1 million or 3 percent in 1996, compared to increases of $22.3 million or 6 percent in 1995 and
$47.0 million or 13 percent in 1994.
    In November 1994, the Company signed definitive agreements to sell telephone properties serving approximately 117,000 access lines in Arizona, California, Nevada, New Mexico, Oregon, Tennessee, Utah and West Virginia to Citizens Utilities Company ("Citizens") in exchange for approximately $250 million in cash, assumed debt and a telephone property serving 3,600 access lines in Pennsylvania. The sale of properties in Oregon and West Virginia was completed at the end of the second quarter of 1995, the sale of all remaining properties except those in Nevada was completed during the fourth quarter of 1995, and the sale of properties in Nevada was completed in March 1996. The sale of properties resulted in the recognition of pretax gains of $15.3 million in 1996 and $49.8 million in 1995. In 1996, the sale of properties to Citizens resulted in decreases in revenues and sales and operating income of $88.5 million and $31.7 million, respectively, while in 1995, the disposition of properties resulted in decreases in revenues and sales and operating income of $24.0 million and $7.2 million, respectively. Excluding the impact of the sale of properties to Citizens, telephone's revenues and sales would have increased $59.9 million or 5 percent in 1996 and $43.4 million or 4 percent in 1995, and operating income would have increased $17.6 million or 4 percent in 1996 and $29.5 million or 7 percent in 1995.
    In the fourth quarter of 1993, the Company purchased all the assets of the telephone operations of GTE Corporation in Georgia ("GTE Georgia") in exchange for the Company's telephone operations in Illinois, Indiana and Michigan and $443 million in cash. The exchange was accounted for as a purchase, and accordingly, GTE Georgia's results of operations have been included in the Company's financial statements as of November 1, 1993. This acquisition accounted for 14 percent of the increase in both revenues and sales and operating income in 1994.
    Local service revenues increased $17.9 million or 4 percent in 1996, compared to increases of $21.7 million or 6 percent in 1995 and $79.3 million or 26 percent in 1994. The increases in local service revenues in 1996 and 1995 reflect growth in customer access lines and custom calling feature revenues, partially offset by the reduction in revenues from the sale of telephone properties to Citizens. Customer access lines, net of lines sold to Citizens, increased more than 5 percent in 1996, reflecting increased sales of residential and second access lines. Local service revenues increased in 1994 primarily due to the GTE Georgia acquisition. Increases in customer lines and growth in custom calling feature revenues also contributed to the growth in local service revenues in 1994. There were no local rate increases granted to any of the Com-pany's telephone subsidiaries in 1996, nor are there any rate requests currently pending before regulatory commissions. The Company does not anticipate filing for any local rate increases during 1997. Future access line growth is expected to result from population growth in the Company's service areas, from sales of second access lines and through strategic acquisitions.
    Network access and long-distance revenues decreased $42.2 million or
7 percent in 1996, decreased $6.3 million or 1 percent in 1995 and increased $62.5 million or 11 percent in 1994. The decrease in network access and long-distance revenues in 1996 primarily reflects the sale of properties to Citizens, partially offset by higher volumes of access usage and additional revenues derived from the Company's start-up, long-distance operations. In 1996, the Company began offering long-distance service to its customers in selected service areas, and as of the end of the year, the Company provided service to more than 134,000 customers in 13 states. On July 12, 1996, the Georgia Public Service Commission ("Georgia PSC") issued an order requiring that the Company's telephone subsidiaries which operate within its jurisdiction reduce their annual intrastate network access charges by $24 million, prospectively. The Georgia PSC's action was in response to the Company's
                                       28
election to move from a rate-of-return method of pricing to an incentive rate structure, under Georgia's new alternative rate regulation. The Company appealed the Georgia PSC order. On November 6, 1996, the superior court of Fulton County, Georgia, rendered its decision regarding the Company's appeal and reversed the Georgia PSC order. Network access and long-distance revenues decreased in 1995 primarily due to the impact of certain regulatory commission actions designed to reduce earnings levels in California and Ohio and the sale of telephone properties to Citizens. Network access and long-distance revenues increased in 1994 primarily due to the GTE Georgia acquisition. Increases in universal service fund revenues and higher volumes of access usage also contributed to the growth in network access and long-distance revenues in 1994. The increase in revenues for 1994 was partially offset by the impact of changing from an average schedule to cost method of settling interstate access revenues by two of the Company's telephone operating subsidiaries.
    Miscellaneous revenues decreased $4.3 million or 3 percent in 1996, compared to increases of $4.0 million or 3 percent in 1995 and $20.4 million or 16 percent in 1994. The decrease in miscellaneous revenues in 1996 primarily reflects the sale of properties to Citizens, partially offset by increases in directory advertising revenues and direct sales of telephone equipment and telephone equipment maintenance and protection plans. The increase in miscellaneous revenues in 1995 was primarily due to increases in direct sales of telephone equipment and protection plans and directory advertising revenues, partially offset by a reduction in revenues due to the sale of properties to Citizens. The increase in miscellaneous revenues in 1994 was primarily due to the GTE Georgia acquisition and increases in directory advertising revenues.
    Total telephone operating expenses decreased $14.5 million or 2 percent in 1996, decreased $2.9 million or 1 percent for 1995 and increased $115.2 million or 17 percent in 1994. Operating expenses decreased in 1996 and 1995 by approximately $56.8 million and $16.8 million, respectively, as a result of the sale of properties to Citizens. The 1996 decrease in operating expenses attributable to the sale of properties to Citizens was partially offset by start-up costs associated with the long-distance operations and by increased expense for maintenance and repair of cable, digital electronic switching and circuit equipment, and an increase in depreciation expense. Operating expenses decreased in 1995 primarily due to the sale of properties to Citizens. Lower maintenance costs related to buildings and electro- mechanical switching equipment and decreases in call completion and other general and administrative expenses, reflecting the Company's ongoing cost-control efforts, also contributed to the decrease in operating expenses in 1995. These decreases were partially offset by higher expense for maintenance and repair of cable, increased information services and engineering charges, increased depreciation expense and increased cost of products sold related to the direct sales of telephone equipment and protection plans. The acquisition of the GTE Georgia properties accounted for 14 percent of the increase in operating expenses in 1994. In addition to the impact of the GTE Georgia acquisition, operating expenses increased in 1994 due to higher expense for maintenance and repair of cable, digital switching and circuit equipment, and an increase in cost of products sold related to the sales of telephone equipment and protection plans. The increase in 1994 was partially offset by lower maintenance costs related to electro-mechanical switching equipment and by a reduction in accounting, financial and human resource management expenses resulting from the consolidation of the Company's telephone operations.
    The Company's telephone subsidiaries follow the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). If the Company's telephone subsidiaries no longer qualified for the provisions of SFAS 71, the accounting impact to the Company would be an extraordinary non-cash charge to operations of an amount that could be material. Criteria that would give rise to the discontinuance of SFAS 71 include (1) increasing competition that restricts the telephone subsidiaries' ability to establish prices to recover specific costs and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company periodically reviews these criteria to ensure the continuing application of SFAS 71 is appropriate. As a result of the passage of the Telecommunications Act of 1996 (the "96 Act"), the Company's telephone subsidiaries could begin to experience increased competition in their local service areas. Presently, competition has not had a significant adverse effect on the operations of the Company's telephone subsidiaries. In
August 1996, as required by the 96 Act, the FCC issued regulations establishing pricing rules for interconnection of telecommunications carriers' networks and for provisioning of unbundled network services. These regulations were challenged by various telecommunications carriers in the federal courts, and in October 1996, the U.S. Eighth Circuit Court of Appeals issued a stay of the FCC's pricing rules pending the outcome of the appeal process. In addition, FCC regulations to implement various other provisions of the 96 Act relating to access charges, collocation of equipment on local exchange carriers' networks and subsidizing of universal service have not yet been finalized. Accordingly, the Company cannot predict at this time the specific effects that the 96 Act and future competition will have on its telephone operations. However, the Company is intent on taking advantage of the various opportunities that competition should provide.


Cellular Operations
(Dollars in millions)        1996         1995         1994
Revenues and sales         $475.1       $398.1       $287.3
Operating income           $151.7       $121.5        $84.7
Total customers           795,136      624,542      468,542


Cellular operations provided strong operating results and contributed significantly to the Company's overall earnings growth. Revenues and sales increased $77.0 million or 19 percent for 1996, compared to increases of
$110.8 million or 39 percent in 1995 and $106.3 million or 59 percent in 1994. Operating income increased $30.2 million or 25 percent in 1996, $36.8 million or 44 percent in 1995 and $40.4 million or 91 percent in 1994.
    Subscriber growth remained strong, as the number of cellular customers at year-end 1996 totaled 795,136, an increase of 170,594 customers or 27 percent over 1995. This compares to an annual growth rate in subscribers of 33 percent in 1995 and 70 percent in 1994. While the rate of subscriber growth has declined since 1994, the overall market penetration rate (number of customers as a percentage of the total population in the Company's service areas) has increased from 5.9 percent at December 31, 1994, to 9.4 percent at
December 31, 1996.
    Cellular revenues and sales increased in all periods primarily due to the significant growth in its customer base. The acquisition of new cellular properties and increased ownership interest in existing cellular properties also contributed to the growth in revenues and sales in all periods. Partially offsetting the increases in revenues resulting from subscriber growth were declines in the average monthly revenue per subscriber. Average revenue per subscriber per month was $59 for 1996, $63 for 1995 and $67 for 1994. The declines in revenue per subscriber reflect the industry-wide trend of increased penetration into lower-usage market segments and reductions in roaming revenue rates. Growth in revenues and sales in 1996 was also impacted by increases in uncollectible revenues, reflecting increased write-offs from bad debts.
    Operating income increased in all periods primarily due to the growth in revenues and sales. Improved profit margins realized on the sale of cellular equipment also contributed to the growth in operating income in 1996. The increases in operating income for all periods were partially offset by higher expenses for selling and advertising, depreciation and other operating expenses. Growth in operating income in 1996 was also impacted by increased
                                        29
losses sustained from fraud. The Company has implemented new technologies and enhanced credit and collection procedures in order to reduce future losses incurred from both fraud and bad debts.
    Cellular operations are expected to continue producing double-digit growth rates in revenues and operating income in 1997. In addition, as previously noted, the Company was a successful bidder in the FCC's "D" and "E" band PCS auctions, obtaining licenses for 73 markets in 12 states. These PCS licensing rights will increase the Company's potential wireless customer base to 34 million "POPs." The Company is currently developing its PCS network deployment plans.


Information Services Operations
(Millions)             1996         1995         1994
Revenues and sales   $959.1       $926.3       $861.5
Operating income      $67.0       $132.0       $129.8


Information services' revenues and sales reflect increases of $32.8 million or 4 percent in 1996, $64.8 million or 8 percent in 1995 and $183.7 million or 27 percent in 1994. The increase in revenues and sales in 1996 primarily resulted from growth in the telecommunications outsourcing business, reflecting volume growth in existing data processing contracts and the addition of new outsourcing agreements. Additional software maintenance and service revenues and growth in new and existing financial and healthcare outsourcing contracts also contributed to the increase in revenues and sales in 1996. These increases were partially offset by the sale of check processing operations completed in September 1995 and by a reduction in revenues earned on an outsourcing agreement accounted for under the percentage-of-completion method. Revenues and sales increased in 1995 primarily due to growth in telecommunications and healthcare outsourcing operations. Telecommunications revenues increased primarily due to volume growth in existing data processing contracts and the addition of an outsourcing contract with Citizens. Healthcare revenues increased primarily due to an acquisition completed in November 1994 accounted for as a purchase. Additional software maintenance revenues also contributed to the increase in revenues and sales in 1995. Revenues and sales increased in 1994 primarily due to new facilities management and remote processing contracts including telecommunications, additional services provided under existing facilities management contracts, an increase in the number of mortgage loans processed and related reporting services, and additional fees associated with specialized programming and software conversions. An acquisition completed in October 1993 accounted for as a purchase also contributed to the increase in revenues and sales in 1994. The increases in revenues and sales in all periods were partially offset by lost operations from contract terminations due to the merger and consolidation activity in the domestic financial services market and by a reduction in revenues collected for early termination of facilities management contracts. Although the number of mortgage loans serviced increased in all periods, growth in the related processing revenues has occurred at a slower rate due to consolidations in the mortgage industry, which have resulted in lower incremental revenues realized on a per-loan basis. The domestic banking industry continues to experience a high level of consolidation due to mergers.
    During the third quarter of 1996, information services recorded a pretax write-down of $53.0 million in the carrying value of certain assets, primarily consisting of capitalized software development costs. The write-down of software resulted from a net realizability evaluation of software-related products that have been impacted by changes in software and hardware technologies, including a shift from mainframe to client/server-based applications. In addition, due to current and projected future operating losses sustained by the community banking operations, information services also recorded a pretax write-down of $22.0 million to adjust the carrying value of these operations to their estimated fair value based upon projections of future cash flows. The Company plans to dispose of or discontinue these operations by the end of 1997. Primarily as a result of these write-downs, operating income decreased $65.0 million or 49 percent in 1996, compared to increases of $2.2 million or 2 percent in 1995 and $13.2 million or 11 percent in 1994. Excluding the impact of the third quarter write-downs, operating income would have increased $10.0 million or 8 percent in 1996.
    Excluding the impact of the third quarter write-downs, the increase in operating income in 1996 reflects the increase in revenues and sales previously discussed, partially offset by the loss of higher-margin operations due to contract terminations, reductions in fees collected on the early termination of facilities management contracts and an increase in depreciation and amortization expense. Operating income in 1996 was also impacted by start-up costs associated with the Enterprise Network Services business unit, which was established in May 1996 to offer network consulting, implementation and operations support services to customers across all the Company's vertical markets. The increase in operating income in 1995 reflects the growth in revenues and sales offset by the loss of higher-margin operations due to contract terminations, reductions in fees collected on the early termination of facilities management contracts and an increase in operating costs including corporate operations and depreciation and amortization expense. The increase in corporate operations reflects severance pay costs related to a workforce reduction announced in June 1995. Operating income increased in 1994 primarily due to the revenue increases previously noted. The increase in operating income in 1994 reflects the growth in revenues and sales offset by the loss of higher-margin operations due to contract terminations, reductions in fees collected on the early termination of facilities management contracts, operating losses sustained by the check processing and community banking operations, and increased operating costs including depreciation and amortization expense. Operating income for 1995 and 1994 was also impacted by lower margins realized on international software sales due to increased costs to procure and support these sales. Depreciation and amortization expense increased in all periods due to the acquisition of additional data processing equipment and an increase in the amortization of internally developed software.
    As a result of declining contributions from the check processing and community banking operations, in December 1994, the Company recorded a pretax write-down of approximately $54.2 million to reflect the estimated net realizable value of these operations. In accordance with the Company's plan for disposal of the check processing operations, the Company recorded an additional $5.0 million pretax write-down in the second quarter of 1995 to reflect the net realizable value of these operations. The Company completed the sale of the check processing operations at the end of the third quarter of 1995.
    On January 24, 1997, the Company announced the sale of information services' healthcare operations. In 1996, these operations represented approximately 11 percent and 2 percent of information services' revenues and sales and operating income, respectively.


Product Distribution Operations
(Millions)                 1996         1995         1994
Revenues and sales       $452.4       $448.1       $436.6
Operating income          $23.7        $27.3        $23.9


Product distribution's revenues and sales increased $4.3 million or 1 percent in 1996, compared to increases of $11.5 million or 3 percent in 1995 and $65.9 million or 18 percent in 1994. Operating income decreased $3.6 million or 13 percent in 1996, compared to increases of $3.4 million or 14 percent in 1995 and $6.9 million or 41 percent in 1994.
                                       30

    The increase in revenues and sales in 1996 was primarily due to growth in sales of telecommunications and data products to non-affiliated customers, including increased retail sales of these products at counter showrooms. Sales of telecommunications and data products to affiliates decreased $18.1 million compared to the prior year, as detailed in Note 1 to the Consolidated Financial Statements. The decrease in sales to affiliates reflects both the sale of properties to Citizens and an overall reduction in capital expenditures by the remaining telephone subsidiaries, as compared to the prior year. Sales of electrical wire and cable products also decreased slightly in 1996. The increase in revenues and sales in 1995 was primarily due to growth in the sale of telecommunications and data products. Revenues and sales increased in 1994 primarily due to growth in the sale of telecommunications and data products to new and existing customers, including sales to affiliates. Sales of electrical wire and cable products also increased in 1994, reflecting increased copper prices and a slightly higher demand for these products. The product distribution companies continue to experience substantial competition in their sales territories from other distribution companies and from direct sales by manufacturers.
    The decrease in operating income in 1996 primarily reflects lower profit margins realized on the sale of electrical wire and cable products. During 1996, gross profit margins for electrical wire and cable products were adversely impacted by sharp declines in copper prices, compared to the prior year. Gross profit margins have also been impacted by increased competition, primarily from direct sales by manufacturers. Operating income increased in 1995 and 1994 primarily due to the increase in revenues and sales previously noted, partially offset by an increase in selling-related expenses. Increased profit margins on electrical wire and cable products, primarily resulting from an increase in copper prices, also contributed to the growth in operating income in 1995 and 1994.
    During the third quarter of 1996, the Company recorded a pretax write-down of $45.3 million in the carrying value of goodwill related to its wire and cable subsidiary, HWC Distribution Corp. ("HWC"). This write-down resulted from the Company's plan to dispose of this non-strategic operation. The
Company expects to complete the sale of HWC in 1997. The impact of this write-down has been included in corporate operating expenses for 1996.


Other Operations
(Millions)                1996         1995         1994
Revenues and sales      $136.8       $139.5       $163.9
Operating income         $11.3         $7.0        $15.3


Other operations revenues and sales decreased $2.7 million or 2 percent in 1996, decreased $24.4 million or 15 percent in 1995, and increased
$87.6 million or 115 percent in 1994. Operating income increased $4.3 million or 60 percent in 1996, decreased $8.3 million or 54 percent in 1995, and increased $6.1 million or 66 percent in 1994.
    Revenues and sales decreased in 1996 due to a reduction in directory publishing revenues, primarily resulting from the loss of several large independent directory contracts. The decrease in revenues and sales was partially offset by the receipt of a one-time settlement from GTE Directories Corporation ("GTE Directories") for reimbursement of certain computer software conversion costs incurred by the Company subsequent to its purchase of GTE Directories' independent telephone directory operations. Revenues and sales decreased in 1995 primarily due to a change in accounting in late 1993 related to the publication of telephone directories. Concurrent with the purchase of the independent telephone directory operations of GTE Directories in October 1993, the Company began recognizing all revenues and expenses related to a published directory in the month of publication, instead of recognizing the revenues and expenses ratably over a twelve-month period. As a result of this change, revenues and sales for the year ended December 31, 1994, include approximately $16.0 million of additional revenues related to directories accounted for under the previous method. Revenues and sales also decreased in 1995 by approximately $11.0 million as a result of a reduction in the number of directories published. The increase in revenues and sales in 1994 was primarily due to the significant growth in the Company's publishing operations attributable to the purchase of the GTE directory publishing operations. As a result of this acquisition, the number of directories published during 1994 increased 134 percent.
    The increase in operating income in 1996 reflects the impact of the one-time settlement received from GTE Directories, elimination of certain amounts paid to GTE Directories and improved collection experience related to directory advertising revenues. The Company's publishing subsidiary had contracted with GTE Directories to receive directory advertising sales support, printing and other services. In 1996, these sales and service functions were performed at a lower cost internally by the Company's publishing subsidiary. Operating income decreased in 1995 primarily due to the decrease in revenue and sales previously noted. Operating income for 1995 also reflects lower margins realized on directories published for affiliates. The lower margins resulted from increased fees paid to affiliates for publishing rights under the terms of a new contract that became effective January 1, 1995. Operating income increased in 1994 primarily due to the increase in revenues and sales, partially offset by increases in directory services expense, contract services, and selling and marketing expenses related to the publication of additional independent directories.

Other Income, Net
Other income, net increased $0.4 million or 18 percent in 1996, increased
$8.5 million or 141 percent in 1995 and decreased $8.3 million in 1994. The increases in 1996 and 1995 were primarily due to an increase in the equity income recognized on investments in cellular limited partnerships, partially offset by an increase in the minority interest in earnings of the Company's cellular operations by others. Other income, net for 1996 also reflects a decrease in capitalized interest costs related to long-term construction projects, consistent with the overall decrease in the Company's capital expenditures. Also contributing to the increase in other income, net for 1995 was an increase in capitalized interest costs related to long-term construction projects. In addition, other income, net for 1995 does not include the amortization of telephone plant acquisition adjustments related to the GTE Georgia properties acquisition that were reclassified as depreciation and amortization expense in 1995. The decrease in 1994 was primarily due to an increase in the minority interest in earnings of the Company's cellular operations by others and the amortization of telephone plant acquisition adjustments related to the GTE Georgia properties acquisition, partially offset by an increase in equity income recognized on investments in cellular limited partnerships.

Interest Expense
Interest expense decreased $14.6 million or 10 percent in 1996, compared to increases of $8.3 million or 6 percent in 1995 and $38.4 million or 39 percent in 1994. The decrease in interest expense in 1996 primarily reflects the two debt refinancings completed in March 1996 and October 1995, which resulted in the retirement of three high-cost debt issues and reduced borrowings under the Company's revolving credit agreement, as previously discussed. Interest expense in 1996 also reflects lower average borrowing rates for amounts outstanding during the year under the Company's revolving credit agreement. The increase in interest expense in 1995 reflects the issuance of $250 million of debentures in April 1994 to reduce borrowings under the Company's revolving credit agreement, partially offset by the reduction in interest expense resulting from the refinancing of $200 million of debentures completed in October 1995. The increase in interest expense in 1994 reflects both the issuance of the
$250 million of debentures in April 1994 and the issuance of $400 million of
                                       31
debentures in November 1993 to finance the GTE Georgia acquisition.

Provision to Reduce Carrying Value of Certain Assets
During the third quarter of 1996, the Company incurred non-cash, pretax charges of $120.3 million to write down the carrying value of certain assets. In accordance with the Company's plan to dispose of its wire and cable subsidiary, the Company recorded a pretax write-down of goodwill in the amount of $45.3 million. In addition, information services recorded a pretax write-down of $53.0 million in the carrying value of certain assets primarily consisting of capitalized software development costs. The write-down of software resulted from performing a net realizability evaluation of software-related products that have been impacted by changes in software and hardware technologies. Information services also recorded a pretax write-down of $22.0 million to adjust the carrying value of its community banking operations to their estimated fair value based upon projections of future cash flows. The Company plans to dispose of or discontinue these operations by the end of 1997. The net income impact of these write-downs resulted in a decrease in net income of $72.7 million or $.38 per share for the year ended December 31, 1996.

Gain on Disposal of Assets, Write-down of Assets and Other
During the first quarter of 1996, the Company recorded a pretax gain of $15.3 million from the sale of telephone properties in Nevada to Citizens. The Company also incurred $15.8 million of termination fees related to the early retirement of $200 million of long-term debt. Finally, the Company realized a loss of $1.8 million related to the withdrawal of its investment in GOCC. The net income impact from these transactions resulted in a decrease of $1.5 million in net income and $.01 in earnings per share for the year ended December 31, 1996.
    In 1995, the Company recorded pretax gains totaling $49.8 million from the disposal of certain telephone properties to Citizens. The Company also recorded an additional pretax write-down of $5.0 million to reflect the net realizable value of information services' check processing operations. Finally, the Company incurred $14.0 million of termination fees related to the early retirement of $200 million of long-term debt. The net income impact from these transactions resulted in an increase of $19.8 million in net income and $.10 in earnings per share for the year ended December 31, 1995.
    In 1994, the Company recorded a pretax write-down of $54.2 million to reflect the estimated net realizable value of information services' community banking and check processing operations. This write-down decreased net income by approximately $32 million and earnings per share by $.17 per share for the year ended December 31, 1994.

Income Taxes
Income tax expense decreased $47.5 million or 22 percent in 1996, increased $52.4 million or 32 percent in 1995 and decreased $23.1 million or 12 percent in 1994. The decrease in income tax expense in 1996 primarily reflects the tax-related impact of the various one-time, non-extraordinary items, as previously discussed. Excluding the impact on tax expense of these transactions, income tax expense would have increased $11.8 million or 6 percent in 1996, consistent with the overall growth in the Company's earnings from continuing operations before one-time, non-extraordinary items. The increase in income tax expense in 1995 primarily resulted from an increase in taxable income for financial reporting purposes. The decrease in income taxes in 1994 was primarily due to the tax benefit resulting from the write-down of the information services operations.

Average Common Shares Outstanding
The average number of common shares outstanding increased slightly in 1996. During 1996, common shares issued through stock option plans amounted to 344,000 shares, and debentures and preferred stock were converted into 28,000 shares. These increases were offset by the Company's repurchase on the open market of 2,440,000 of its common shares. The average number of common shares outstanding increased slightly in 1995. During 1995, common shares issued through stock option plans amounted to 1,227,000 shares, and debentures and preferred stock were converted into 60,000 shares. The average number of common shares outstanding increased 1 percent in 1994. In 1994, common shares issued through stock option plans amounted to 535,000 shares, 324,000 shares were issued for the acquisition of a subsidiary, and debentures and preferred stock were converted into 71,000 shares. These increases were offset by the Company's repurchase on the open market of 407,000 of its common shares.

Other Financial Information and Forward-Looking Statements
Management is currently not aware of any environmental matters which in the aggregate would have a material adverse effect on the financial condition or results of operations of the Company.
    This Management's Discussion and Analysis of Financial Condition and Results of Operations includes, and future filings by the Company on Form 10-K, Form 10-Q and Form 8-K and future oral and written statements by the Company and its management may include, certain forward-looking statements, including (without limitation) statements with respect to anticipated future operating and financial performance, growth opportunities and growth rates, acquisition and divestitive opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements by the Company and its management are based on estimates, projections, beliefs and assumptions of management and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise.
    Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of important factors. Representative examples of these factors include (without limitation) rapid technological developments and changes in the telecommunications and information services industries; ongoing deregulation (and the resulting likelihood of significantly increased price and product/service competition) in the telecommunications industry as a result of the Telecommunications Act of 1996 and other similar federal and state legislation and the federal and state rules and regulations enacted pursuant to that legislation; regulatory limitations on the Company's ability to change its pricing for communications services; the possible future unavailability of SFAS 71 to the Company's telephone subsidiaries; continuing consolidation in certain industries, such as banking, served by the Company's information services business; and the risks associated with relatively large, multi-year contracts in the Company's information services business. In addition to these factors, actual future performance, outcomes and results may differ materially because of other, more general, factors including (without limitation) general industry and market conditions and growth rates, domestic and international economic conditions, governmental and public policy changes and the continued availability of financing in the amounts, at the terms and on the conditions necessary to support the Company's future business.
                                       32

                            Report of Independent
                             Public Accountants


To the Shareholders of ALLTEL Corporation:

We have audited the accompanying consolidated balance sheets of ALLTEL Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended
December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALLTEL Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/Arthur Anderson LLP

Little Rock, Arkansas,
January 31, 1997
                                       33

                            Selected Financial Data


For the years ended December 31,
(Dollars in thousands, except per share amounts)         1996         1995         1994         1993         1992         1991
Revenues and Sales:
  Service revenues                                 $2,524,845   $2,441,826   $2,249,933   $1,811,808   $1,565,544   $1,371,724
  Product sales                                       667,573      667,899      677,743      510,082      501,865      500,305

  Total revenues and sales                          3,192,418    3,109,725    2,927,676    2,321,890    2,067,409    1,872,029

Costs and Expenses:
  Cost of products sold                               448,456      449,119      422,078      332,923      344,076      345,124
  Operating expenses                                2,032,057    1,976,628    1,871,732    1,469,921    1,280,591    1,154,066
  Provision to reduce carrying
    value of certain assets                           120,280            -            -            -            -            -

    Total costs and expenses                        2,600,793    2,425,747    2,293,810    1,802,844    1,624,667    1,499,190

Operating Income                                      591,625      683,978      633,866      519,046      442,742      372,839

Other income, net                                       2,925        2,481       (6,064)       2,230       13,364       12,117
Interest expense                                     (130,832)    (145,428)    (137,120)     (98,746)     (93,245)     (94,244)
Gain on disposal or exchange of assets,
    write-down of assets and other                     (2,278)      30,775      (54,157)      27,390       (5,512)       8,347

Income before income taxes                            461,440      571,806      436,525      449,920      357,349      299,059
Income taxes                                          169,703      217,190      164,772      187,903      128,713       99,633

Net income                                            291,737      354,616      271,753      262,017      228,636      199,426
Preferred dividends                                     1,071        1,158        1,232        1,578        1,742        2,543

Net income applicable
    to common shares                                 $290,666     $353,458     $270,521     $260,439     $226,894     $196,883
Primary Earnings per Share                              $1.53        $1.86        $1.43        $1.39        $1.22        $1.09

Dividends per common share                              $1.06         $.98         $.90         $.82         $.77         $.71
Common shares -
    average including equivalents                 190,370,000  190,072,000  189,454,000  187,665,000  185,672,000  180,007,000
    at year end                                   187,200,000  189,268,000  187,981,000  187,458,000  184,678,000  177,796,000
Total assets                                       $5,359,183   $5,073,105   $4,713,878   $4,270,458   $3,125,976   $2,957,232
Total shareholders' equity                         $2,097,107   $1,935,565   $1,625,369   $1,554,708   $1,304,454   $1,127,878
Total redeemable preferred stock
    and long-term debt                             $1,762,597   $1,768,682   $1,853,979   $1,604,659   $1,027,803   $1,057,277

Note: On November 1, 1993, the Company purchased substantially all of the assets of the telephone operations of GTE Corporation in the State of Georgia ('GTE Georgia'). This acquisition was accounted for as a purchase, and accordingly, GTE Georgia's results have been included in the Company's consolidated financial statements as of November 1, 1993.

                                       34

                       Consolidated Statements of Income

For the years ended December 31,
(Dollars in thousands, except per share amounts)                       1996           1995           1994
Revenues and Sales:
  Service revenues                                               $2,524,845     $2,441,826     $2,249,933
  Product sales                                                     667,573        667,899        677,743

  Total revenues and sales                                        3,192,418      3,109,725      2,927,676

Costs and Expenses:
  Cost of products sold                                             448,456        449,119        422,078
  Operations                                                      1,397,626      1,352,561      1,292,251
  Maintenance                                                       147,223        147,898        151,248
  Depreciation and amortization                                     424,115        409,799        361,963
  Taxes, other than income taxes                                     63,093         66,370         66,270
  Provision to reduce carrying value of certain assets              120,280              -              -

  Total costs and expenses                                        2,600,793      2,425,747      2,293,810

Operating Income                                                    591,625        683,978        633,866

Other income, net                                                     2,925          2,481         (6,064)
Interest expense                                                   (130,832)      (145,428)      (137,120)
Gain on disposal of assets, write-down of assets and other           (2,278)        30,775        (54,157)

Income before income taxes                                          461,440        571,806        436,525
Income taxes                                                        169,703        217,190        164,772

Net income                                                          291,737        354,616        271,753
Preferred dividends                                                   1,071          1,158          1,232

Net income applicable to common shares                             $290,666       $353,458       $270,521
Primary Earnings per Share                                            $1.53          $1.86          $1.43


The accompanying notes are an integral part of these consolidated financial statements.

                                       35

                          Consolidated Balance Sheets

December 31,
(Dollars in thousands)
Assets                                                      1996          1995
Current Assets:
  Cash and short-term investments                        $13,874       $21,421
  Accounts receivable (less allowance for doubtful
    accounts of $21,271 and $18,439, respectively)       554,316       582,797
  Materials and supplies                                  17,152        22,191
  Inventories                                             85,970        89,667
  Prepaid expenses                                        38,156        15,165

  Total current assets                                   709,468       731,241

Investments                                              838,651       611,706
Excess of cost over equity in purchased entities         425,823       480,070

Property, Plant and Equipment:
  Telephone                                            3,827,659     3,733,468
  Cellular                                               582,707       462,397
  Information services                                   506,905       468,648
  Other                                                   27,618        28,965
  Under construction                                     169,439       148,349

  Total property, plant and equipment                  5,114,328     4,841,827
  Less accumulated depreciation                        2,072,789     1,869,075

  Net property, plant and equipment                    3,041,539     2,972,752

Other assets                                             343,702       277,336
Total Assets                                          $5,359,183    $5,073,105


The accompanying notes are an integral part of these consolidated balance sheets.
                                       36

Liabilities and Shareholders' Equity                1996              1995
Current Liabilities:
  Current maturities of long-term debt         $   37,798        $   36,892
  Accounts payable                                240,570           213,944
  Advance payments and customers' deposits         78,080            73,660
  Accrued taxes                                    41,932            58,341
  Accrued dividends                                52,440            49,149
  Other current liabilities                       139,876           137,298

  Total current liabilities                       590,696           569,284

Deferred Credits:
  Investment tax                                   12,915            21,821
  Income taxes                                    661,972           544,435

  Total deferred credits                          674,887           566,256

Long-term debt                                  1,756,142         1,761,604
Other liabilities                                 233,896           233,318
Preferred stock, redeemable                         6,455             7,078

Shareholders' Equity:
  Preferred stock                                   9,198             9,241
  Common stock                                    187,200           189,268
  Additional capital                              285,779           355,663
  Unrealized holding gain on investments          351,867           208,681
  Retained earnings                             1,263,063         1,172,712

  Total shareholders' equity                    2,097,107         1,935,565
Total Liabilities and Shareholders' Equity     $5,359,183        $5,073,105

                     Consolidated Statements of Cash Flows

For the years ended December 31,
(Dollars in thousands)                                                               1996         1995         1994
Cash Provided from Operations:
  Net income                                                                     $291,737     $354,616     $271,753
  Adjustments to reconcile net income to net cash
    provided from operations:
      Depreciation and amortization                                               424,115      409,799      361,963
      Provision to reduce carrying value of certain assets, gain
        on disposal of assets, write-down of assets, and other                     74,197      (19,849)      32,223
      Other, net                                                                   42,532       41,366       41,355
      Increase in deferred credits                                                 47,156       65,246       32,754
  Changes in operating assets and liabilities:
    Accounts receivable                                                           (24,141)     (71,541)    (181,997)
    Inventories, including materials and supplies                                   7,997        5,101      (27,812)
    Accounts payable                                                               28,043      (42,096)      38,154
    Other current liabilities                                                     (20,781)      (5,051)     (13,192)
    Other, net                                                                    (64,673)     (48,405)      21,989

      Net cash provided from operations                                           806,182      689,186      577,190

Cash Flows from Investing Activities:
  Additions to property, plant and equipment                                     (463,701)    (523,064)    (596,112)
  Sale of property                                                                 38,687      212,911            -
  Additions to capitalized software development costs                             (78,319)     (52,308)     (53,547)
  Investments sold (acquired)                                                      17,784      (33,729)      (9,464)
  Other, net                                                                      (63,044)     (72,019)       3,920

      Net cash used in investing activities                                      (548,593)     468,209)    (655,203)

Cash Flows from Financing Activities:
  Dividends on preferred and common stock                                        (198,095)    (182,270)    (166,349)
  Reductions in long-term debt                                                   (310,258)    (277,636)    (147,784)
  Purchase of common stock                                                        (75,604)           -      (10,932)
  Preferred stock redemptions and purchases                                          (704)      (1,137)        (438)
  Long-term debt issued                                                           316,001      218,164      404,883
  Common stock issued                                                               3,524       17,225       16,850

      Net cash provided from (used in) financing activities                      (265,136)    (225,654)      96,230

Increase (decrease) in cash and short-term investments                             (7,547)      (4,677)      18,217
Cash and Short-term Investments:
  Beginning of year                                                                21,421       26,098        7,881

  End of year                                                                     $13,874      $21,421     $026,098

Supplemental Cash Flow Disclosures:
  Interest paid                                                                  $124,354     $141,751     $129,788
  Income taxes paid                                                              $180,575     $112,690     $150,224

The accompanying notes are an integral part of these consolidated financial statements.

                                       38

                Consolidated Statements of Shareholders' Equity

For the years ended December 31,
(Dollars in thousands, except per share amounts)            1996         1995         1994
Preferred Stock:
  Balance at beginning of the year                        $9,241       $9,320       $9,405
  Conversion of preferred stock                              (43)         (79)         (85)

  Balance at end of the year                               9,198        9,241        9,320

Common Stock:
  Balance at beginning of the year                       189,268      187,981      187,458
  Employee plans, net                                        344        1,227          535
  Acquisition of subsidiary                                    -            -          324
  Conversion of preferred stock and debentures                28           60           71
  Repurchase of stock                                     (2,440)           -         (407)

  Balance at end of the year                             187,200      189,268      187,981

Additional Capital:
  Balance at beginning of the year                       355,663      339,436      333,698
  Employee plans, net                                      3,180       15,998        7,815
  Acquisition of subsidiary                                    -            -        8,176
  Conversion of preferred stock and debentures               100          229          272
  Repurchase of stock                                    (73,164)           -      (10,525)

  Balance at end of the year                             285,779      355,663      339,436

Unrealized Holding Gain on Investments:
  Balance at beginning of the year                       208,681       84,275      121,507
  Change in unrealized holding gain on investments       143,186      124,406      (37,232)

  Balance at end of the year                             351,867      208,681       84,275

Retained Earnings:
  Balance at beginning of the year                     1,172,712    1,004,357      902,640
  Net income for the year                                291,737      354,616      271,753
  Dividends:
    Common per share, $1.06 in 1996,
      $.98 in 1995 and $.90 in 1994                     (200,315)    (185,103)    (168,804)
    Preferred                                             (1,071)      (1,158)      (1,232)

  Balance at end of the year                           1,263,063    1,172,712    1,004,357

  Total shareholders' equity                          $2,097,107   $1,935,565   $1,625,369

The accompanying notes are an integral part of these consolidated financial statements.

                                       39

                               Business Segments

For the years ended December 31,
(Dollars in thousands)                          1996         1995         1994
Revenues and Sales:
  Telephone:
    Local service                           $429,297     $411,434     $389,784
    Network access and long-distance         595,566      637,731      644,020
    Miscellaneous                            144,213      148,508      144,473

      Total telephone                      1,169,076    1,197,673    1,178,277

  Cellular                                   475,109      398,122      287,346
  Information services                       959,071      926,345      861,500
  Product distribution                       452,380      448,119      436,643
  Other operations                           136,782      139,466      163,910

    Total                                 $3,192,418   $3,109,725   $2,927,676

Operating Income:
  Telephone                                 $408,382     $422,542     $400,207
  Cellular                                   151,720      121,507       84,655
  Information services                        67,035      132,043      129,765
  Product distribution                        23,660       27,338       23,920
  Other operations                            11,281        7,040       15,270
  Corporate expenses                         (70,453)     (26,492)     (19,951)

    Total                                   $591,625     $683,978     $633,866

Identifiable Assets:
  Telephone                               $2,759,683   $2,782,471   $2,909,028
  Cellular                                   793,133      694,890      573,314
  Information services                       783,738      745,451      632,518
  Product distribution                       127,830      168,578      163,628
  Other operations                            56,091       58,243       65,601
  Corporate                                  838,708      623,472      369,789

    Total                                 $5,359,183    5,073,105   $4,713,878

Capital Expenditures:
  Telephone                                 $279,622     $308,468     $331,395
  Cellular                                    94,932      121,274      107,647
  Information services                        83,530       77,871      124,005
  Product distribution                           974        2,034        6,029
  Other operations and corporate               4,643       13,417       27,036

    Total                                   $463,701     $523,064     $596,112

Depreciation and Amortization Expense:
  Telephone                                 $235,543     $243,975     $229,474
  Cellular                                    68,603       54,856       36,821
  Information services                       112,911      102,033       88,627
  Product distribution                         1,409        1,277        1,181
  Other operations and corporate               5,649        7,658        5,860

    Total                                   $424,115     $409,799     $361,963

Note:    A.   Information services operating income for 1996 includes pretax write-downs of $75.0 million to reduce the carrying value of certain assets. (See Note 8.)
         B.   Corporate expenses for 1996 include a pretax write-down of
              $45.3 million to reduce the carrying value of the Company's wire and cable subsidiary. (See Note 8.)
         C.   Refer to page 47 for additional information concerning business segments.

                  Notes to Consolidated Financial Statements

1. Accounting Policies:

Consolidation - The consolidated financial statements include the accounts of ALLTEL Corporation, its subsidiary companies and majority-owned partnerships (the "Company"). Investments in 20% to 50% owned entities and all unconsolidated partnerships are accounted for using the equity method. Other investments are recorded in accordance with Statement of Financial Accounting Standards No. 115 (see Note 2). All intercompany transactions, except those with certain affiliates described below, have been eliminated in the consolidated financial statements. Financial Statement Presentation - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities.
The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying consolidated financial statements.
    Service revenues consist of local service, network access and miscellaneous telephone operating revenues, information services' data processing, software licensing and maintenance revenues, and cellular access and network usage revenues. Product sales revenues consist of the product distribution and directory publishing operations and telephone and information services' equipment sales. Certain prior-year amounts have been reclassified to conform with the 1996 financial statement presentation.
    Transactions with Certain Affiliates - ALLTEL Supply, Inc. sells equipment and materials to telephone subsidiaries of the Company ($119,874,000 in 1996, $137,951,000 in 1995 and $140,410,000 in 1994) as well as to other telephone companies and related industries. The cost of equipment and materials sold to such subsidiaries is included, principally, in telephone plant in the consolidated financial statements. ALLTEL Information Services, Inc. provides the data processing services for the Company's telephone operations ($77,195,000 in 1996, $85,131,000 in 1995 and $77,427,000 in 1994) in addition to other companies. Intercompany profit, to the extent not offset by depreciation on the capitalized cost of equipment and materials, has not been eliminated because prices charged by the supply and information services subsidiaries are comparable to prices the individual telephone subsidiaries would be required to pay other suppliers and are recovered through the regulatory process.
    Regulatory Accounting - The Company's telephone subsidiaries follow the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. Accordingly, SFAS 71 requires the Company's telephone subsidiaries to depreciate telephone plant over useful lives as approved by regulators which could be longer than the useful lives that would otherwise be determined by management. SFAS 71 also requires deferral of certain costs and obligations based upon approvals received from regulators to permit recovery of such amounts in future years. The Company's telephone subsidiaries periodically review the applicability of SFAS 71 based on the developments in their current regulatory and competitive environments.

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


                                  1996         1995         1994
Telephone                          6.2%         6.4%         6.3%
Cellular                          12.1         12.7         12.2
Information services              16.8         15.7         16.3
Other                             10.3          9.6          9.7


For the Company's telephone operations, when utility property, plant and equipment are retired, the original cost, net of salvage, is charged against accumulated depreciation. All other property, plant and equipment retirements are recorded at net book value plus salvage, if any, with the corresponding gain or loss recognized in the accompanying consolidated statements of income. The cost of maintenance and repairs of property, plant and equipment, including the cost of replacing minor items not affecting substantial betterments, is charged to maintenance expense as incurred. The Company capitalized estimated interest during periods of construction. Excess of Cost Over Equity in Purchased Entities - Excess of cost over equity of $398,851,000 relating to certain entities purchased subsequent to November 1970 is being amortized on a straight-line basis for periods up to 40 years. Amortization expense amounted to $16,805,000 in 1996, $17,890,000 in 1995 and $15,427,000 in 1994. The
carrying value of the excess cost over equity is periodically evaluated by the Company for the existence of impairment on the basis of whether the excess of cost over equity is fully recoverable from projected, undiscounted net cash flows of the related business unit.
    Investment Tax Credit - The investment tax credit is amortized to income over the productive lives of the related property, plant and equipment.
    Revenue Recognition - Telephone revenues are recognized when earned and are primarily derived from usage of the Company's local exchange networks and facilities or under revenue-sharing arrangements with other telecommunications carriers. Information services revenues consist of data processing revenue recognized as services are performed, software licensing revenue recognized when delivery of the software occurs, and software maintenance revenue recognized ratably over the maintenance period. Certain long-term contracts are accounted for using the percentage-of-completion method. Under this method, revenue and profit are recognized throughout the term of the contract, based upon estimates of the total costs to be incurred and revenues to be generated throughout the term of the contract. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. In accordance with contractual arrangements with customers, cellular access service revenue is recognized when billed, while revenue from network usage is recognized when the services are rendered. For all other operations, revenue is recognized when products are delivered or services are rendered to customers.
                                       41

    Included in accounts receivable and other assets are unbilled receivables related to the information services segment totaling $141,201,000 and $127,767,000 at December 31, 1996 and 1995, respectively. Included in these unbilled receivables are amounts totaling $46,982,000 and $39,050,000 at December 31, 1996 and 1995, respectively, which represent costs and estimated earnings in excess of billings related to one long-term contract accounted for under the percentage-of-completion method.
    Computer Software Development Costs - For the Company's information services operations, research and development expenditures related to internally developed computer software are charged to expense as incurred.
The development costs of software to be marketed are charged to expense until technological feasibility is established. After that time, the remaining software development costs are capitalized and recorded in other assets in the accompanying consolidated balance sheets. As of December 31, 1996 and 1995, capitalized software development costs, net of amortization, were $197,913,000 and $180,370,000, respectively. Amortization of the capitalized amounts is computed on a product-by-product basis using primarily the straight-line method over the remaining estimated economic life of the product, not exceeding six years. Amortization expense amounted to $28,072,000 in 1996, $29,468,000 in 1995 and $19,727,000 in 1994.
    The net realizable value of capitalized software development costs is periodically evaluated by the Company. This evaluation requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues generated by the software, estimated economic life of the software and changes in software and hardware technologies. Accordingly, it is reasonably possible that estimates of anticipated future revenues generated by the software, the remaining economic life of the software, or both, may be reduced significantly in the near term, materially impacting the carrying value of capitalized software development costs. As a result of this periodic evaluation, the Company recorded a write-down of software in 1996. (See Note 8.) Earnings Per Share - Primary earnings per share of common stock was determined by dividing net income applicable to common shares by the average number of common shares outstanding, including common stock equivalents, during each year. The numbers of shares used in computing primary earnings per share were 190,370,000 in 1996, 190,072,000 in 1995 and 189,454,000 in 1994. Conversion of all convertible preferred stock and convertible debentures would not have a significant dilutive effect on earnings per share.

2. Financial Instruments and Investment Securities:

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of the instruments. The fair value of investments is $838.7 million based on the quoted market price and the carrying value of investments for which there is no quoted market price. The fair value of the Company's long-term debt, after deducting current maturities, is estimated to be $1.772 billion in 1996 and $1.857 billion in 1995 compared to a carrying value of $1.756 billion in 1996 and $1.762 billion in 1995. The fair value estimates are based on the overall weighted rates and maturity compared to rates and terms currently available in the long-term financing markets. The fair value of the Company's redeemable preferred stock is estimated to be $16.6 million in 1996 and $16.9 million in 1995 compared to a carrying amount of $6.5 million in 1996 and $7.1 million in 1995. The fair value estimates are based on the conversion of the Series D convertible redeemable preferred stock to common stock of the Company and the carrying value of the Series A redeemable preferred stock for which there is no quoted market price. The fair value of all other financial instruments is estimated by management to approximate the carrying value.
    Equity securities owned by the Company have been classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity. The Company had unrealized gains, net of tax, on its investment in WorldCom, Inc. of $351.9 million, $208.7 million and $84.3 million at December 31, 1996, 1995 and 1994, respectively. The unrealized gains, including the related tax impact, are non-cash items and accordingly have been excluded from the accompanying consolidated statements of cash flows. All other unrealized gains and losses on investments in equity securities are not material to the Company's financial position or results of operations.

3. Debt:

Long-term debt, after deducting current maturities, was as follows at December 31:

                           (Thousands)
                                                                1996       1995
First mortgage bonds and collateralized notes,
  Weighted rate 8.7% in 1996 and 1995
  Weighted maturity 5 years in 1996 and 6 years in 1995 $14,485 $19,797 Debentures and notes, without collateral,
  Weighted rate 7.1% in 1996 and 7.6% in 1995
  Weighted maturity 13 years in 1996 and 14 years in 1995 1,320,141 1,254,859 Industrial revenue bonds and collateralized notes,
  Weighted rate 6.0% in 1996 and 1995
  Weighted maturity 9 years in 1996 and 10 years in 1995       8,358      8,475
Revolving credit agreement,
  Weighted rate 7.1% in 1996 and 6.0% in 1995
  Weighted maturity 5 years in 1996 and 3 years in 1995       83,700    151,490
Rural Utilities Service notes,
  Weighted rate 4.4% in 1996 and 4.2% in 1995
  Weighted maturity 16 years in 1996 and 1995                 66,911     66,149
Rural Telephone Bank and Federal Financing Bank notes,
  Weighted rate 7.7% in 1996 and 7.8% in 1995
  Weighted maturity 17 years in 1996 and 18 years in 1995    262,547    260,834
    Total long-term debt                                  $1,756,142 $1,761,604
    Weighted rate                                               7.1%       7.3%
    Weighted maturity                                       13 years   14 years


    The Company has a $750 million revolving credit agreement which has a termination date of October 1, 2001, with provision for annual extensions.
It is the Company's intention to continue to renew the agreement. The revolving credit agreement provides a variety of pricing options.
                                       42

    The indentures and agreements, as amended, provide, among other things, for various restrictions on the payment of dividends by the Company. Retained earnings unrestricted as to payment of dividends by the Company amounted to $1,024.4 million at December 31, 1996. Certain properties have been pledged as collateral on $352.3 million of obligations.
    Interest expense on long-term debt amounted to $129.4 million in 1996, $144.4 million in 1995 and $135.2 million in 1994.
    Maturities and sinking fund requirements for the four years after 1997 for long-term debt outstanding, excluding the revolving credit agreement as of December 31, 1996, were $47.1 million, $53.7 million, $45.1 million and
$49.2 million for the years 1998 through 2001, respectively.

4. Common Stock:

There are 500,000,000 shares of $1 par value common stock authorized of which 187,199,811 and 189,267,712 shares were outstanding at December 31, 1996 and 1995, respectively. At December 31, 1996, the Company had 17,617,619 common shares reserved for issuance in connection with convertible preferred stock (918,639) and stock options (16,698,980).
    The Company has stock-based compensation plans. Under stock option plans implemented prior to 1994 (the "Pre-1994 Plans") and the 1994 Stock Option
Plan for Employees (the "1994 Plan"), the Company may grant fixed, incentive and non-qualified stock options to officers and other key employees. The maximum number of shares of the Company's common stock that may be issued under the Pre-1994 Plans and the 1994 Plan are 5,698,980 and 10,000,000,
respectively. Options granted under the Pre-1994 Plans and the 1994 Plan become exercisable in equal increments over a five-year period beginning one year from the date of grant. Under the 1994 Stock Option Plan for Nonemployee Directors (the "Directors Plan"), the Company may grant fixed, non-qualified stock options to directors for up to 1,000,000 shares of common stock. Under the Directors Plan, directors receive a one-time grant to purchase 10,000 shares of common stock. Directors are also granted each year, on the date of the annual meeting of stockholders, an option to purchase a specified number of shares of common stock (currently 2,000 shares). Options granted under the Directors Plan become exercisable the day immediately preceding the date of the first annual meeting of stockholders following the date of grant. For all plans, the exercise price of the option equals the market value of the Company's common stock on the date of grant, and the maximum term for each option granted is 10 years.
    The following is a summary of stock options outstanding, granted, exercised and forfeited under the Company's stock-based compensation plans:

                                                                                          Weighted
                                                                                        Average Price
                                                       Shares                            Per Share
                                            1996           1995          1994       1996      1995      1994
Outstanding at beginning
  of period                            5,206,509      6,811,202     6,945,928     $22.45    $20.32    $19.06
Granted                                  855,000        126,000       650,500      31.37     26.15     26.41
Exercised                               (419,729)    (1,472,983)     (553,194)     14.74     12.45     11.59
Forfeited                               (125,612)      (257,710)     (232,032)     27.68     25.05     21.35
Outstanding at end of period           5,516,168      5,206,509     6,811,202     $24.30    $22.45    $20.32
Exercisable at end of period           3,385,268      3,001,109     3,178,800     $21.82    $19.84    $15.44
Weighted average fair value
  of stock options granted
  during the year                          $5.95          $5.49
Reserved for future options           11,182,812     11,912,812    11,784,812

    For stock options granted subsequent to January 1, 1995, the fair value of each option was estimated on the grant date using the Black-Scholes option-pricing model and the following assumptions: dividend yield of 3.3% in 1996 and 3.7% in 1995, expected volatility of 19.6% in 1996 and 21% in 1995, and expected option life of 5 years in 1996 and 1995. For options granted under the Directors Plan, the risk-free interest rates were 6% and 6.7% for 1996 and 1995, respectively. For options granted under the 1994 Plan, the risk-free interest rates were 5.4% and 6.4% for 1996 and 1995, respectively. There were no options granted under the Pre-1994 Plans in either 1996 or 1995.
    The following is a summary of stock options outstanding as of December 31, 1996:

                        Options Outstanding                                  Options Exercisable
                                       Weighted           Weighted                         Weighted
                                        Average            Average                          Average
   Range of              Options       Remaining           Exercise         Options         Exercise
Exercise Prices        Outstanding  Contractual Life      Per Share       Exercisable      Per Share
  $11.20-$16.12            894,364         3.0 years         $12.71           894,364         $12.71
  $20.00-$25.38          1,156,104         5.2 years         $20.18           925,304         $20.22
  $26.12-$32.50          3,465,700         7.5 years         $28.67         1,565,600         $27.96
                         5,516,168         6.3 years         $24.30         3,385,268         $21.82


    The Company applies the provisions of Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized by the Company in the accompanying consolidated statements of income for any of the fixed stock options granted in 1995 and 1996. Had compensation cost for options granted been determined on the basis of the fair value of the awards at the date of grant, consistent with the methodology prescribed by Statement of Financial Accounting Standards No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the years ended December 31:


(Dollars in thousands,
except per share amounts)                       1996           1995
Net income:
  As reported                               $291,737       $354,616
  Pro forma                                 $291,012       $354,502
Primary earnings per share:
  As reported                                  $1.53          $1.86
  Pro forma                                    $1.52          $1.86


    The above pro forma amounts reflect only the effect of stock options granted subsequent to January 1, 1995. Accordingly, the pro forma amounts may not be representative of the future effects on reported net income and primary earnings per share that will result from the future granting of stock options, since the pro forma compensation expense is allocated over the periods in which options become exercisable and new option awards are granted each year.
                                       43

5. Preferred Stock:

Cumulative preferred stock is issuable in series, and the Board of Directors is authorized to designate the number of shares and fix the terms. There are 50,000,000 $25 par value voting shares and 50,000,000 no par value non-voting shares authorized.
    The outstanding cumulative preferred stock, which is not redeemable at the option of the holder, was as follows at December 31:


                                            Quarterly     Amount Outstanding
                                            Dividend          (Thousands)
                                            Per Share    1996    1995    1994
$25 par value:
  Series A, 5%
    Shares - 39,853 in 1996, 1995 and 1994   $.31 1/4  $  996  $  996  $  996
  Series C, 5%
    Shares - 5,000 in 1996, 1995 and 1994     .31 1/4     125     125     125
  Series E, 6%
    Shares - 32,000 in 1996, 1995 and 1994    .37 1/2     800     800     800
  Series F, 5 1/2%
    Shares - 245,955 in 1996, 1995 and 1994   .34 3/8   6,149   6,149   6,149
  Series H, 6%
    Shares - 12,184 in 1996, 1995 and 1994    .37 1/2     305     305     305
  Series I, 5 1/2%
    Shares - 4,000 in 1996, 1995 and 1994     .34 3/8     100     100     100
  Series J, 6%
    Shares - 1,800 in 1996, 1995 and 1994     .37 1/2      45      45      45
No par value:
  Series C, $2.06 Convertible
    Shares - 27,137 in 1996, 28,855 in 1995
    and 31,991 in 1994                        .51 1/2     678     721     800
                                                       $9,198  $9,241  $9,320


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


                                       Quarterly       Amount Outstanding
                                       Dividend            (Thousands)
                                       Per Share     1996     1995     1994
No par value:
  Series A, 7 3/4%
    Shares - 44,800 in 1996, 50,200
    in 1995 and 55,600 in 1994         $1.93 3/4   $4,480   $5,020   $5,560
  Series D, $2.25 Convertible
    Shares - 70,535 in 1996, 73,500
    in 1995 and 81,046 in 1994           .56 1/4    1,975    2,058    2,269
                                                   $6,455   $7,078   $7,829

    The Company's Series A preferred stock is redeemed through required annual sinking fund payments. The sinking fund requirements in each of the five years ending December 31, 1997 through 2001 amount to $540,000.
    In addition to redemption at the option of the holder and through required sinking fund payments at the stated value per share, the Company may at its option, under certain conditions, redeem outstanding cumulative preferred stock at varying premiums above par or stated value.
    The Company's Series D stock is convertible at any time prior to redemption into 5.486 shares of the Company's common stock. The rate of conversion is subject to adjustment under certain conditions. During 1996, $83,000 of Series D stock was converted. The stock may be redeemed at the option of the Company or the holder at the $28 per share stated value.

6. Employee Benefit Plans:

The Company has a trusteed, non-contributory, defined benefit pension plan which provides retirement benefits for eligible employees of the Company. Pension benefits are based on an employee's years of service and compensation. The Company's funding policy for the defined benefit contributions is to satisfy the funding requirements of the Employees' Retirement Income Security Act of 1974 ("ERISA").
    Certain key officers have unfunded executive compensation agreements that provide retirement benefits in lieu of payments under the Company's pension plan.
    Pension expense, including provision for executive compensation agreements, totaled $577,000 in 1996, $5,662,000 in 1995 and $2,225,000 in 1994.
    Pension expense includes the following components:


                                                    (Thousands)
                                             1996         1995         1994

Benefits earned during the year           $12,589      $14,966      $13,386
Interest cost on projected
         benefit obligation                23,597       22,301       21,410
Actual return on plan assets              (40,660)     (61,720)      13,092
Net amortization and deferral               5,051       30,115      (45,663)
Pension expense                              $577       $5,662       $2,225

         The following table presents the funded status of the plan at December 31:

                                                              (Thousands)
                                                          1996         1995
Actuarial present value of accumulated benefit
  obligation, including vested benefits
  of $257,236 in 1996 and $262,972 in 1995            $266,348     $272,277
Actuarial present value of projected
  benefit obligation                                   313,878      323,381
Plan assets at fair value                              394,533      369,091

Plan assets in excess of projected benefit
  obligation                                            80,655       45,710
Unrecognized net gain                                  (44,689)     (10,534)
Remaining unrecognized prior service cost               (4,315)      (5,432)
Unrecognized transition asset being
  amortized over 16 years                               (8,283)      (9,466)
Prepaid pension expense                                $23,368      $20,278

    Actuarial assumptions used to calculate the projected benefit obligations were 7.75% for the settlement rate in 1996 and 7.25% in 1995, and 5% for future compensation level increases in 1996 and 1995. The investment earnings rate was 9% in 1996 and 1995. The changes in the actuarial present value of the accumulated benefit obligation and the projected benefit obligation for 1996 primarily resulted from the increase in the settlement rate assumption. Assets of the plan consist primarily of listed stocks, including common stock of the Company amounting to $19,191,000 and $17,437,000 at December 31, 1996 and 1995, respectively, and corporate and government debt.
    The Company has a non-contributory defined contribution plan in the form of profit sharing arrangements for eligible employees, except bargaining unit employees. The amount of profit sharing contributions to the plan is determined annually by the Company's Board of Directors. Profit sharing expense amounted to $20,426,000 in 1996, $28,672,000 in 1995 and $26,351,000 in 1994.
    The Company also sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees, except bargaining unit employees. Employees may elect to contribute to the plan a portion of their eligible pretax compensation up to certain limits as specified by the plan. The Company also makes annual contributions to the plan. Amounts charged to income and contributed by the Company to the plan amounted to $9,425,000 in 1996, $3,367,000 in 1995 and $7,158,000 in 1994.

7. Postretirement Benefits Other Than Pensions:

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


                                                    (Thousands)
                                           1996         1995         1994
Benefits earned                            $102         $112         $426
Amortization of transition obligation       976          976          976
Other amortization and deferral              40         (918)          (3)
Interest cost on accumulated
  postretirement benefit obligation       2,719        2,454        2,722
Postretirement expense                   $3,837       $2,624       $4,121

         The following table presents the plan status at December 31:

         (Thousands)
                                                        1996         1995
Accumulated postretirement benefit obligation:
  Retirees                                           $34,337      $37,392
  Fully eligible active plan participants                709        1,088
  Other active plan participants                       1,119        2,413
Total accumulated postretirement benefit obligation   36,165       40,893
Unrecognized net gain                                  5,162        3,168
Unrecognized prior service cost                         (712)      (2,152)
Unrecognized transition obligation being amortized
  over 20 years                                      (15,614)     (16,590)
Accrued postretirement benefit obligation            $25,001      $25,319

    Actuarial assumptions used to calculate the accumulated postretirement benefit obligation were 7.75% for the weighted average discount rate in 1996 and 7.25% for 1995, and 10% for the healthcare cost trend rate in 1996 and 11% for 1995, decreasing on a graduated basis to an ultimate rate of 6% in the year 2000. A one percentage point change in the assumed healthcare cost trend rate for each future year would change the postretirement benefit cost by approximately $152,000 for the year ended December 31, 1996, and the accumulated postretirement benefit obligation as of December 31, 1996, by approximately $1.9 million.
    During 1996, the Company made certain changes to its postretirement healthcare benefits for non-bargaining unit employees retiring on or after January 1, 1998. The reductions for 1996 in the total accumulated postretirement obligation and the unrecognized prior service cost reflect the impact of these plan changes.

8. Provision to Reduce Carrying Value of Certain Assets:

During the third quarter of 1996, the Company incurred non-cash, pretax charges of $120.3 million to write down the carrying value of certain assets. The Company recorded a pretax write-down of $45.3 million in the carrying value of goodwill related to its product distribution segment's wire and cable subsidiary, HWC Distribution Corp., ("HWC"). This write-down resulted from the Company's plan to dispose of this non-strategic operation. The Company expects to complete the sale of HWC in 1997. In addition, the information services segment recorded a pretax write-down of $53.0 million, primarily consisting of an adjustment to the carrying value of certain capitalized software development costs. The write-down of software resulted from performing a net realizability evaluation of software-related products that have been impacted by changes in software and hardware technologies. Finally, due to current and projected future operating losses sustained by its community banking operations, information services also recorded a pretax write-down of $22.0 million to adjust the carrying value of these operations to their estimated fair value based upon projections of future cash flows. The Company expects to dispose of or discontinue these operations by the end of 1997. The net income impact of these write-downs resulted in a decrease in net income of $72.7 million or $.38 per share for the year ended December 31, 1996.
    Operating results of the wire and cable subsidiary included in the Company's consolidated results of operations were as follows:


                                       (Thousands)
                                1996         1995         1994
Revenues and sales          $156,536     $158,605     $158,958
Operating income              $7,919      $11,039       $9,766

9. Gain on Disposal of Assets, Write-down of Assets and Other:

During the first quarter of 1996, the Company recorded a pretax gain of $15.3 million from the sale of telephone properties in Nevada to Citizens Utilities Company ("Citizens"). The Company also incurred $15.8 million of termination fees related to the early retirement of $200 million of long-term debt, and the Company realized a pretax loss of $1.8 million related to the withdrawal of its investment in GO Communications Corporation. The net income impact from these transactions resulted in a decrease of $.01 per share for the year ended December 31, 1996.
    During the fourth quarter of 1995, the Company recorded a pretax gain of $18.9 million on the sale of its telephone properties in Arizona, California, New Mexico, Tennessee and Utah to Citizens, and the Company incurred
$14.0 million of termination fees related to the early retirement of $200 million of long-term debt. During the second quarter of 1995, the Company recorded a pretax gain of $30.9 million on the sale of its telephone properties in West Virginia and Oregon to Citizens, and the Company recorded an additional pretax write-down of $5.0 million to reflect the net realizable value of its information services segment's check processing operations. The net income impact from these transactions resulted in an increase of $.10 in earnings per share for the year ended December 31, 1995.
    In 1994, the Company recorded a write-down of $54.2 million to reflect the estimated net realizable value of its information services segment's community banking and check processing operations. This write-down resulted in a decrease of $.17 in earnings per share in 1994.

10. Income Taxes:

Income tax expense was as follows:

                                                    (Thousands)
                                             1996         1995         1994
Federal                                  $141,320     $181,947     $137,277
State and other                            28,383       35,243       27,495
                                         $169,703     $217,190     $164,772


         The federal income tax expense consists of the following:

         (Thousands)
                                             1996         1995         1994
Currently payable                        $141,035     $128,589     $104,359
Deferred                                    9,218       62,614       40,416
Investment tax credit amortized            (8,933)      (9,256)      (7,498)
                                         $141,320     $181,947     $137,277

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

                                                    1996       1995       1994
Statutory income tax rates                         35.0%      35.0%      35.0%
Increase (decrease):
  Investment tax credit                             (1.9)      (1.6)      (1.7)
  State income taxes, net of
    federal benefit                                  4.0        4.0        4.1
  Other items                                       (0.3)       0.6        0.4
Effective income tax rates                         36.8%      38.0%      37.8%

    The significant components of the Company's net deferred income tax liability were as follows at December 31:

                                                     (Thousands)
                                                    1996       1995
Property, plant and equipment                   $400,725   $346,482
Capitalized computer software                     71,609     49,365
Unrealized holding gain on investments           231,982    150,161
Other, net                                       (42,344)    (1,573)
  Total                                         $661,972   $544,435

    At December 31, 1996 and 1995, total deferred tax assets were $201.1 million and $211.8 million, respectively, and total deferred tax liabilities were $863.1 million and $756.2 million, respectively.

11. Other Income, Net:

The components of other income, net were as follows:

                                                         (Thousands)
                                                    1996       1995       1994
Equity earnings in unconsolidated partnerships   $31,353    $20,282    $11,662
Minority interest in consolidated partnerships   (37,538)   (28,997)   (20,038)
Capitalized interest during construction           5,160      6,221      3,361
Interest and dividend income                         500      1,052        919
Other non-operating income (expense)               3,450      3,923     (1,968)
                                                  $2,925     $2,481    $(6,064)
                                       46

12. Business Segments:

The Company's telephone operating subsidiaries provide primary local telephone service and network access in 14 states. Cellular operations provide wireless communications services in a number of major U.S. markets - primarily in the Sun Belt. Information services provides information processing management, outsourcing services and application software, primarily to financial and telecommunications clients. The principal markets for information services' products and services are commercial banks and financial institutions and local telephone and wireless companies in the United States and major international markets. Product distribution sells communications and data products to affiliated and non-affiliated telephone companies and related industries in the United States and specialty electrical and electronic wire and cable to other domestic distributors and wholesalers. Other operations primarily include directory publishing and wide-area paging services. Corporate identifiable assets consist primarily of cash, investments and headquarters facilities and equipment. Corporate items represent general corporate expenses and assets not allocated to segments. (Refer to page 40 for a schedule of business segment information.)

13. Quarterly Financial Information - (Unaudited)

(Dollars in thousands, except per share amounts)           1996                                           1995
                                          Total       4th      3rd      2nd      1st      Total      4th      3rd      2nd      1st
Revenues and sales                    $3,192,418 $806,301 $807,398 $804,453 $774,266 $3,109,725 $773,855 $785,779 $786,476 $763,615
Operating income                        $591,625 $183,735  $55,835 $180,890 $171,165   $683,978 $177,302 $175,355 $169,783 $161,538
Net income                              $291,737  $96,932  $18,824  $91,908  $84,073   $354,616  $92,577  $85,312  $98,104  $78,623
Preferred dividends                        1,071      258      265      274      274      1,158      275      287      279      317
Net income applicable to
  common shares                         $290,666  $96,674  $18,559  $91,634  $83,799   $353,458  $92,302  $85,025  $97,825  $78,306
Primary earnings per share                 $1.53     $.51     $.10     $.48     $.44      $1.86     $.48     $.45     $.52     $.41
Excluding provision to reduce carrying
  value of certain assets, gain on
  disposal of assets, write-down
  of assets, and other:
    Operating income                    $711,905 $183,735 $176,115 $180,890 $171,165   $683,978 $177,302 $175,355 $169,783 $161,538
    Net income                          $365,934  $96,932  $91,540  $91,908  $85,554   $334,767  $89,335  $85,312  $81,497  $78,623
    Primary earnings per share             $1.92     $.51     $.48     $.48     $.45      $1.76     $.47     $.45     $.43     $.41
Dividends per common share                 $1.06     $.28     $.26     $.26     $.26       $.98     $.26     $.24     $.24     $.24

Note:  A.  Third quarter 1996 operating income includes pretax write-downs of $45.3 million and $22.0 million in the carrying value of the Company's electronic wire and cable operations and the information services segment's community banking operations, respectively. In addition, the information services segment recorded a pretax write-down of $53.0 million to reflect the net realizable value of certain capitalized software development costs. These transactions decreased net income by $72.7 million or $.38 per share. (See Note 8.)
       B.  First quarter 1996 net income includes a pretax gain of $15.3 million from the sale of certain telephone properties,
           $15.8 million of termination fees related to the early retirement of long-term debt and a pretax loss of $1.8 million from the withdrawal of an investment. These transactions decreased net income by $1.5 million or $.01 per share.
           (See Note 9.)
       C.  Fourth quarter 1995 net income includes a pretax gain of $18.9 million from the sale of certain telephone properties and $14.0 million of termination fees related to the early retirement of long-term debt. These transactions increased net income by $3.2 million or $.01 per share. (See Note 9.)
       D.  Second quarter 1995 net income includes a pretax gain of $30.9 million from the sale of certain telephone properties and an additional pretax write-down of $5.0 million on the Company's check processing operations.  These transactions increased net income by $16.6 million or $.09 per share. (See Note 9.)
       E.  All adjustments necessary for a fair presentation of results for each period have been included.

                                       47

  TELEPHONE     WIRELESS     NETWORKS     INFORMATION SERVICES
SOFTWARE     INTERNET     COMMUNICATIONS AND DATA EQUIPMENT

Investor Information

Corporate Headquarters                 Annual Meeting
ALLTEL Corporation                     The Annual Meeting of ALLTEL Corporation
One Allied Drive                       stockholders will be held at 11 a.m.
Little Rock, Arkansas 72202            (CDT) on Thursday, April 24, 1997, at
501.661.8000                           Arkansas' Excelsior Hotel, Ballroom
www.alltel.com                         Level, Three Statehouse Plaza,
                                       Little Rock, Arkansas.

Transfer Agent, Registrar and          Investor Relations
Dividend Disbursing Agent              Information requests from investors,
First Union National Bank of           security analysts and other members of
North Carolina Shareholder             the investment community should be
Services  Division                     addressed to Shawne Leach, Vice
230 South Tryon Street                 President- Investor Relations.
Charlotte, North Carolina              One Allied Drive, Little Rock, Arkansas
28288-1153                             72202.
                                       501.661.8999      fax 501.661.5444

Common Stock Price and Dividend Information
Ticker Symbol       AT
Newspaper Listings  ALLTEL, ALTEL
Market Price


                                                                  Dividend
Year            Qtr.       High        Low         Close          Declared

1996            4th        32 3/4      27 1/2      31 3/8         .275
                3rd        30 7/8      26 5/8      27 7/8         .26
                2nd        33 1/8      29 1/4      30 3/4         .26
                1st        35 5/8      28 1/4      30 7/8         .26

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



Shareholder Services                   Annual Report and Form 10-K Requests
General questions about accounts,      The 1996 Annual Report and the Form 10-K
stock certificates or dividends        Annual Report filed with the Securities
should be directed to the              and Exchange Commission are available
Shareholder Services Department,       without charge to stockholders upon
50 Executive Parkway, Hudson,          request to the Shareholder Services
Ohio 44236.                            Department, 50 Executive Parkway,
216.650.7108                           Hudson, Ohio  44236.
                                       216.650.7108

Dividend Reinvestment and Stock Purchase Plan
ALLTEL offers a Dividend Reinvestment and Stock Purchase Plan for registered common stockholders. In addition to reinvesting dividends, the plan allows participants to invest cash toward the purchase of ALLTEL common stock. Additional information about dividend reinvestment may be obtained from the Shareholder Services Department.

Electronic Dividend Deposit
ALLTEL offers Electronic Dividend Deposit to registered common stockholders. Electronic deposit allows dividend payments to be automatically deposited into a checking or savings account and eliminates the inconvenience of delayed or lost dividend checks. More information about Electronic Dividend Deposit may be obtained from the Shareholder Services Department
                                       49