Form 10-K405, Exhibit 13
period 1997-12-31
ALLTEL CORP
filed 1998-02-11
CIK 65873

EXHIBIT 13
                    PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                  (incorporated by reference into this filing)



                                                                  Form 10-K
                                                                 Page Number

Management's Discussion and Analysis of Financial                   33-44
  Condition and Results of Operations

Report of Independent Public Accountants                             45

Selected Financial Data                                              46

Consolidated Statements of Income                                    47

Consolidated Balance Sheets                                         48-49

Consolidated Statements of Cash Flows                                50

Consolidated Statements of Shareholders' Equity                      51

Business Segments                                                    52

Notes to Consolidated Financial Statements                          53-65

Investor Information                                                 66

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources

-------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)      1997       1996       1995
-------------------------------------------------------------------------------
Cash provided from operations                    $  798.2   $  806.2   $  689.2
Capital expenditures                             $  545.6   $  463.7   $  523.1
Long-term debt issued                            $  164.2   $  316.0   $  218.2
Total capital structure                          $4,136.3   $3,897.5   $3,741.1
Percent equity to total capital                       54%        54%        52%
Interest coverage ratio                             5.78x      4.54x      4.72x
Book value per share                               $11.97     $11.15     $10.18
-------------------------------------------------------------------------------

Cash provided from operations continues to be ALLTEL's primary source of liquidity. The increase in cash provided from operations for 1996 primarily reflects a reduction in working capital requirements and growth in earnings of the Company, excluding the impact of certain non-cash, non-extraordinary charges, as further discussed below. The increase in 1995 primarily reflects the growth in earnings of the Company, partially offset by an increase in working capital requirements.
    Cash flows from investing activities for 1997 include capital expenditures of $545.6 million. Capital expenditures increased in 1997 primarily due to the start-up construction of ALLTEL's Personal Communications Services ("PCS") network and due to construction of additional network facilities. The Company expects to begin offering PCS in select markets during 1998. Capital expenditures decreased in 1996 and 1995 primarily as a result of the sale of wireline properties and a reduction in capital expenditures by the remaining wireline subsidiaries. The Company financed the majority of its capital expenditures through the internal generation of funds in each of the past three years. During each of the past three years, the Company's capital expenditures were incurred to continue to modernize and upgrade its telecommunications network, to invest in equipment to provide new telecommunications services and to expand into existing information services markets. Capital expenditures are forecast at approximately $600 million for 1998, which are expected to be primarily internally financed.
    Cash flows from investing activities for 1997 also include total cash outlays of $50.6 million for three acquisitions, consisting of a wireline property in Georgia, two wireless properties in Alabama and an additional ownership interest in a Georgia wireless property. In addition, cash flows from investing activities for 1997 include a cash outlay of $146.5 million related to the acquisition of PCS licensing rights. ALLTEL participated in the Federal Communications Commission's ("FCC") "D" and "E" band PCS auctions, and in January 1997, the Company was awarded the PCS licensing rights for 73 markets in 12 states. The PCS licenses increase the size of ALLTEL's potential wireless customer base to 34 million.
    Cash flows from investing activities for 1997 also include proceeds of $185.9 million from the sale of a portion of ALLTEL's investment in WorldCom, Inc. common stock. Additionally, cash flows from investing activities for 1997 include net proceeds of $200.6 million received from the sale of property, principally consisting of three non-strategic operations. In September 1997, the Company received cash proceeds of $48.7 million in connection with the sale of an investment in a software company. In May 1997, ALLTEL completed the sale of its wire and cable subsidiary, HWC Distribution Corp. ("HWC"), for approximately $45.0 million in cash; and in January 1997, the Company received cash proceeds of $104.9 million in connection with the sale of its healthcare operations. The proceeds from the sale of assets were used primarily to reduce borrowings under the Company's revolving credit agreement. Cash flows from investing activities for both 1996 and 1995 include proceeds totaling $38.7 million and $212.9 million, respectively, which were received principally from the sale of certain wireline properties, as discussed below. Cash flows from investing activities for 1996 also include proceeds of $30.4 million related to the withdrawal of ALLTEL's investment in GO Communications Corporation ("GOCC").
    Cash flows from financing activities include dividend payments and the repurchase by ALLTEL of its common stock. Common and preferred dividend payments amounted to $206.3 million in 1997, $198.1 million in 1996 and $182.3 million in 1995. The increases in each year primarily reflect growth in the annual dividend rates on ALLTEL's common stock. In October 1997, the Board of Directors approved a 5.5 percent increase in the quarterly dividend from 27.5 cents to 29 cents per share, raising the annualized dividend to $1.16 per share. Under a share repurchase program initiated by ALLTEL in 1996 and expanded in 1997, the Company repurchased 5.1 million and 2.4 million of its shares at a total cost of $175.6 million and $75.6 million in 1997 and 1996, respectively. The Company believes it has adequate internal and external capital resources available to finance its ongoing operating requirements including the construction of its PCS network, other capital expenditures, business development and the payment of dividends.
    ALLTEL has a $750 million revolving credit agreement. Borrowings outstanding under this agreement at December 31, 1997, 1996 and 1995 were $247.9 million, $83.7 million and $151.5 million, respectively. The weighted average interest rate on borrowings outstanding under this agreement at December 31, 1997, was 6.5 percent. Borrowings under this agreement in 1997 were incurred primarily to fund the stock repurchase program and to acquire the PCS licensing rights. As previously noted, proceeds from the sales of the wire and cable and healthcare operations and from the sale of investments in a software company and WorldCom, Inc. common stock were used primarily to reduce borrowings under the revolving credit agreement.
    Long-term debt issued was $164.2 million in 1997, $316.0 million in 1996 and $218.2 million in 1995, while retirements of long-term debt amounted to $42.6 million in 1997, $310.3 million in 1996 and $277.6 million in 1995.
The net increase in revolving credit agreement borrowings from December 31, 1996, represents all of the long-term debt issued in 1997. In 1996, the Company issued $300 million of 7.0 percent debentures to refinance $200 million of 9.5 percent debentures and to reduce borrowings under the Company's revolving credit agreement. In 1995, the Company issued $200 million of
6.75 percent debentures to refinance two existing high-cost debt issues. The refinanced debt issues represent the majority of long-term debt retired in 1996 and 1995. In connection with the debt refinancings completed in 1996 and 1995, the Company was required to pay termination fees in the amount of $15.8 million and $14.0 million, respectively. The remaining borrowings for 1996 and 1995 were used for investments, acquisitions and other general corporate requirements. The loans were obtained through the private placement market, public issuance and the Rural Utilities Service financing programs for wireline companies. The Company and its subsidiaries expect these sources to continue to be available for future borrowings. There were no changes in ALLTEL's bond ratings during 1997. Moody's Investors Service and Standard & Poor's Corporation senior debt ratings for ALLTEL are A2 and A+, respectively. (See Note 3 to the Consolidated Financial Statements for additional information regarding the Company's long-term debt.)

Results of Operations
Overview
In 1997, ALLTEL continued to focus on its strategic priorities and undertook several initiatives designed to strengthen its communications business and to expand its position as an information technology provider to the financial services and communications industries. ALLTEL also provided new or enhanced services to its customers and pursued new growth opportunities. During 1997, the Company converged its wireline and wireless businesses into a single operation capable of delivering to customers one-stop shopping for a full range of communications products and services. ALLTEL also constructed network facilities to provide communications services in select areas within its geographically focused communications markets that are located outside its traditional franchised service areas. In addition, information services invested in new businesses in order to expand its service offerings into existing markets. Finally, ALLTEL completed the sale of certain non-strategic operations and investments within its information services and product distribution segments. Operating results for 1997 reflect the impact of these

                                       19
initiatives. Wireline's operating results remained solid, reflecting steady access line growth and the expansion of its long-distance operations. Wireless operating results reflect continued growth in its customer base. Information services' operating results, adjusted for the impact of the asset disposals, reflect increased revenues and sales and operating income primarily due to growth in existing data processing contracts and the addition of new outsourcing agreements. Product distribution's operating results reflect the disposal of the wire and cable operations completed in May 1997.
    Revenues and sales increased $71.1 million or 2 percent in 1997, $82.7 million or 3 percent in 1996 and $182.0 million or 6 percent in 1995. Operating income increased $155.4 million or 26 percent in 1997, decreased $92.4 million or 14 percent in 1996 and increased $50.1 million or 8 percent in 1995. Growth in revenues and sales in 1997 was impacted by the sales of HWC and information services' healthcare operations, while revenues and sales for 1996 and 1995 were impacted by the sale of certain wireline properties. Operating income for 1997 and 1996 also includes non-recurring charges to write down the carrying value of certain assets, as further discussed below. Adjusted for these asset dispositions and write-downs, revenues and sales would have increased $299.4 million or 10 percent in 1997, $193.0 million or 7 percent in 1996 and $202.4 million or 8 percent in 1995, and operating income would have increased $62.2 million or 9 percent in 1997, $69.1 million or 11 percent in 1996 and $38.5 million or 6 percent in 1995.
    Net income increased $216.1 million or 74 percent in 1997, decreased
$62.9 million or 18 percent in 1996 and increased $82.9 million or 30 percent in 1995. Basic and diluted earnings per share both increased 78 percent in 1997, decreased 18 percent in 1996 and increased 30 percent in 1995. In addition to the asset write-downs and dispositions, reported net income and basic and diluted earnings per share were impacted by several non-extraordinary, non-recurring items discussed below. Excluding the impact in each year of the asset dispositions, write-downs and non-recurring items, net income would have increased $39.4 million or 11 percent in 1997, $56.6 million or 19 percent in 1996 and $21.7 million or 8 percent in 1995. Basic earnings per share would have increased 13 percent in 1997, 18 percent in 1996 and 7 percent in 1995, while diluted earnings per share would have increased 13 percent in 1997, 19 percent in 1996 and 7 percent in 1995.
    Net income and earnings per share adjusted for the asset dispositions, write-downs and non-extraordinary, non-recurring items are summarized in the following tables:

-------------------------------------------------------------------------------
(Dollars in thousands)                              1997       1996       1995
-------------------------------------------------------------------------------
Net income, as reported                         $507,886   $291,737   $354,616
Disposition of healthcare, wire and cable
  and wireline operations                           (838)    (6,429)   (31,881)
Non-recurring items, net of tax:
  Provision to reduce carrying value
    of certain assets                             11,744     72,716          -
  Gain on disposal of assets                    (119,895)    (8,465)   (28,793)
  Termination fees on early retirement
    of long-term debt                                  -      9,946      8,944
                                                --------   --------   --------
Net income, as adjusted                         $398,897   $359,505   $302,886
                                                ========   ========   ========
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                              Basic             Diluted
                                        ----------------    ------------------
                                        1997  1996  1995    1997   1996   1995
-------------------------------------------------------------------------------
Earnings per share, as reported        $2.72 $1.53 $1.87   $2.70  $1.52  $1.85
Disposition of healthcare, wire and
  cable and wireline operations            -  (.03) (.17)      -   (.03)  (.17)
Non-recurring items:
  Provision to reduce carrying value
    of certain assets                    .06   .38     -     .06    .38      -
  Gain on disposal of assets            (.64) (.04) (.15)   (.64)  (.04)  (.15)
  Termination fees on early retirement
    of long-term debt                      -   .05   .05       -    .05    .05
                                       ----- ----- -----   -----  -----  -----
 Earnings per share, as adjusted       $2.14 $1.89 $1.60   $2.12  $1.88  $1.58
                                       ===== ===== =====   =====  =====  =====
------------------------------------------------------------------------------

The net income and earnings per share impact of the asset dispositions, write-downs and the non-extraordinary, non-recurring items has been presented as supplemental information only. The non-recurring items reflected in the above tables are discussed below in reference to the caption in the consolidated statements of income in which they are reported.

Provision to Reduce Carrying Value of Certain Assets
During 1997, ALLTEL recorded a pretax write-down of $16.9 million to reflect the fair value less cost to sell its wire and cable subsidiary, HWC. The net income impact of this write-down resulted in a decrease in net income of $11.7 million or $.06 per share.
    During 1996, the Company incurred non-cash, pretax charges of $120.3 million to write down the carrying value of certain assets. In accordance with ALLTEL's plan to dispose of its wire and cable subsidiary, the Company recorded a pretax write-down of goodwill in the amount of $45.3 million. In addition, information services recorded a pretax write-down of $53.0 million in the carrying value of certain assets primarily consisting of capitalized software development costs. The write-down of software resulted from performing a net realizability evaluation of software-related products that have been impacted by changes in software and hardware technologies. Information services also recorded a pretax write-down of $22.0 million to adjust the carrying value of its community banking operations to their estimated fair value based upon projections of future cash flows. The net income impact of these write-downs resulted in a decrease in net income of $72.7 million or $.38 per share.

Gain on Disposal of Assets, Write-down of Assets and Other
During 1997, the Company recorded a pretax gain of $34.4 million primarily related to the sale of its investment in a software company. ALLTEL also recorded a pretax gain of $156.0 million from the sale of a portion of its investment in WorldCom, Inc. common stock. In addition, the Company recorded a pretax gain of $16.2 million from the sale of information services' healthcare operations. The net income impact from these transactions resulted in an increase in net income of $119.9 million or $.64 per share.
    In 1996, the Company recorded a pretax gain of $15.3 million from the sale of wireline properties in Nevada to Citizens Utilities Company ("Citizens"). ALLTEL also incurred $15.8 million of termination fees related to the early retirement of $200 million of long-term debt. Additionally, ALLTEL realized a pretax loss of $1.8 million related to the withdrawal of its investment in GOCC. The net income impact from these transactions resulted in a decrease of $1.5 million in net income or $.01 per share.
    In 1995, the Company recorded pretax gains totaling $49.8 million from the disposal of certain wireline properties in Arizona, California, New Mexico, Oregon, Tennessee, Utah and West Virginia to Citizens. The Company also recorded an additional pretax write-down of $5.0 million to reflect the net realizable value of information services' check processing operations. Additionally, ALLTEL incurred $14.0 million of termination fees related to the

                                       20
early retirement of $200 million of long-term debt. The net income impact from these transactions resulted in an increase of $19.8 million in net income or $.10 per share.

Results of Operations by Business Segment
Communications - Wireline Operations

-------------------------------------------------------------------------------
(Dollars in millions)                        1997           1996           1995
-------------------------------------------------------------------------------
Local service                            $  466.1       $  429.3       $  411.4
Network access and long-distance            647.6          595.6          637.8
Miscellaneous                               155.2          144.2          148.5
                                         --------       --------       --------
   Total revenues and sales                $1,268       $1,169.1       $1,197.7
                                         ========       ========       ========
Operating income                         $  446.5       $  408.4       $  422.5
Access lines in service                 1,789,317      1,681,395      1,623,440
-------------------------------------------------------------------------------

Wireline's revenues and sales increased $99.8 million or 9 percent in 1997, decreased $28.6 million or 2 percent in 1996 and increased $19.4 million or 2 percent in 1995. Operating income increased $38.1 million or 9 percent in 1997, decreased $14.1 million or 3 percent in 1996 and increased $22.3 million or 6 percent in 1995. As previously discussed, ALLTEL sold certain wireline properties in eight states to Citizens during 1996 and 1995. The sale of properties to Citizens resulted in decreases in revenues and sales and operating income in 1996 of $88.5 million and $31.7 million, respectively, while in 1995, the disposition of properties resulted in decreases in revenues and sales and operating income of $24.0 million and $7.2 million, respectively. Excluding the impact of the sale of properties to Citizens, wireline's revenues and sales would have increased $59.9 million or 5 percent in 1996 and $43.4 million or 4 percent in 1995, and operating income would have increased $17.6 million or 4 percent in 1996 and $29.5 million or 7 percent in 1995.
    Local service revenues increased $36.8 million or 9 percent in 1997, $17.9 million or 4 percent in 1996 and $21.7 million or 6 percent in 1995. The increases in local service revenues in all periods reflect growth in customer access lines and growth in enhanced services and other special feature revenues. Customer access lines increased 6 percent in 1997, primarily reflecting increased sales of residential and second access lines. Local service revenues for 1997 also reflect the expansion of local calling areas in North Carolina and Georgia, which reclassified certain revenues from network access and long-distance revenues to local service revenues. The increases in local service revenues in 1996 and 1995 resulting from growth in both customer access lines and enhanced services and other special feature revenues were partially offset by the property sales to Citizens. Future access line growth is expected to result from population growth in the Company's service areas, from sales of second access lines and through strategic acquisitions.
    Network access and long-distance revenues increased $52.0 million or 9 percent in 1997, compared to decreases of $42.2 million or 7 percent in 1996 and $6.3 million or 1 percent in 1995. The increase in 1997 primarily reflects growth in ALLTEL's long-distance operations and higher volumes of access usage, partially offset by the reclassification of certain revenues to local service revenues, as previously discussed. The long-distance operations, which began service in 1996 and currently serve more than 281,000 customers, generated growth in operating revenues of $28.6 million in 1997. The decrease in network access and long-distance revenues in 1996 primarily reflects the sale of properties to Citizens, partially offset by higher volumes of access usage and additional revenues derived from the long-distance operations. Network access and long-distance revenues decreased in 1995 primarily due to the impact of certain regulatory commission actions designed to reduce earnings levels in California and Ohio and due to the sale of wireline properties to Citizens.
    On July 12, 1996, the Georgia Public Service Commission ("Georgia PSC") issued an order requiring that ALLTEL's wireline subsidiaries which operate within its jurisdiction reduce their annual network access charges by $24 million, prospectively, effective July 1, 1996. The Georgia PSC's action was in response to the Company's election to move from a rate-of-return method of pricing to an incentive rate structure, as provided by a 1995 Georgia telecommunications law. The Company appealed the Georgia PSC order. On
November 6, 1996, the Superior Court of Fulton County, Georgia, (the "Superior Court") rendered its decision and reversed the Georgia PSC order, finding, among other matters, that the Georgia PSC had exceeded its authority by conducting a rate proceeding after the Company's election of alternative regulation. The Superior Court did not rule on a number of other assertions made by the Company as grounds for reversal of the Georgia PSC order. The Georgia PSC appealed the Superior Court's decision, and on July 3, 1997, the Georgia Court of Appeals reversed the Superior Court's decision. On
July 16, 1997, the Georgia Court of Appeals denied the Company's request to reconsider its decision. On August 5, 1997, the Company filed with the Georgia Supreme Court a petition for writ of certiorari requesting that the Georgia Court of Appeals' decision be reversed. The Georgia Supreme Court has not yet ruled on this petition. The Company has not implemented any revenue reductions or established any reserves for refunds related to this matter.
    Miscellaneous revenues increased $11.0 million or 8 percent in 1997, decreased $4.3 million or 3 percent in 1996 and increased $4.0 million or 3 percent in 1995. The increase in 1997 primarily reflects growth in sales of wireline equipment and wireline equipment protection plans. The decrease in miscellaneous revenues in 1996 primarily reflects the sale of properties to Citizens, partially offset by increases in directory advertising revenues and sales of wireline equipment and wireline equipment maintenance and protection plans. The increase in miscellaneous revenues in 1995 was primarily due to increases in direct sales of wireline equipment and protection plans and directory advertising revenues, partially offset by the sale of properties to Citizens.
    Total wireline operating expenses increased $61.7 million or 8 percent in 1997, compared to decreases of $14.5 million or 2 percent in 1996 and $2.9 million or 1 percent for 1995. The long-distance operations accounted for $23.5 million of the increase in operating expenses for 1997. Operating expenses for 1997 also reflect increases in depreciation, network-related expenses, increased data processing charges and additional costs incurred by ALLTEL in consolidating its customer service operations. Operating expenses decreased in 1996 and 1995 by approximately $56.8 million and $16.8 million, respectively, as a result of the sale of properties to Citizens. The decrease in operating expenses in 1996 attributable to the sale of properties to Citizens was partially offset by start-up costs associated with the long-distance operations and by increased expense for maintenance and repair of cable, digital electronic switching and circuit equipment and an increase in depreciation expense. Operating expenses decreased in 1995 primarily due to the sale of properties to Citizens, lower maintenance costs for buildings and electro-mechanical switching equipment and decreases in call completion and other general and administrative expenses. These decreases were partially offset by increases in depreciation, maintenance and repair expenses and information services and engineering charges.
    ALLTEL's wireline subsidiaries follow the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). If ALLTEL's wireline subsidiaries no longer qualified for the provisions of SFAS 71, the accounting impact to the Company would be an extraordinary non-cash charge to operations of an amount that could be material. Criteria that would give rise to the discontinuance of SFAS 71 include (1) increasing competition that restricts the wireline subsidiaries' ability to establish prices to recover specific costs and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company periodically reviews these criteria to ensure the continuing application of SFAS 71 is appropriate. As a result of the passage of the Telecommunications Act of 1996 (the "96 Act") and state telecommunications reform legislation, ALLTEL's wireline subsidiaries could begin to experience increased competition in their local service areas. To date, competition has not had a significant adverse effect on the operations of ALLTEL's wireline subsidiaries.

                                       21

    In August 1996, the FCC issued regulations implementing the local competition provisions of the 96 Act. These regulations established pricing rules for state regulatory commissions to follow with respect to entry by competing carriers into the local, intrastate markets of incumbent local exchange carriers ("ILECs") and addressed interconnection, unbundled network elements and resale rates. The FCC's authority to adopt such pricing rules, including permitting new entrants to "pick and choose" among the terms and conditions of approved interconnection agreements, was challenged in federal court by various ILECs and state regulatory commissions. On July 18, 1997, the U.S. Eighth Circuit Court of Appeals (the "Eighth Circuit Court") issued its decision and vacated the FCC's pricing rules including the "pick and choose" provisions, finding, among other matters, that the FCC had exceeded its jurisdiction in establishing pricing rules for intrastate communications services. In responding to petitions for rehearing of its earlier decision, the Eighth Circuit Court ruled on October 14, 1997, that ILECs are not required by the 96 Act to recombine network elements purchased by requesting carriers on an unbundled basis. The FCC asked the U.S. Supreme Court to review two interconnection decisions of the Eighth Circuit Court. The U.S. Supreme Court has agreed to review these decisions.
    On May 7, 1997, the FCC issued regulations relating to access charge reform and universal service. The access charge reform regulations are applicable mainly to price cap regulated local exchange companies. Since ALLTEL's wireline subsidiaries are not price cap regulated companies, the access charge regulations, with few exceptions, are not applicable to them. The FCC has indicated that a further notice of proposed rulemaking will be issued during 1998 to address access charge reform for rate-of-return companies. Based upon ALLTEL's review of the FCC's regulations concerning the universal service subsidy, it is unlikely that material changes in the universal service funding for ALLTEL's wireline subsidiaries will occur prior to 2001. In 2001, the universal service subsidy is scheduled to change from being based on actual costs to being based on a proxy model. Since the FCC has not yet defined the structure or content of any such proxy model, the impact, if any, of this change in the universal service funding for ALLTEL's wireline subsidiaries cannot be determined at this time. The impact of the FCC's universal service order on ALLTEL's other telecommunications operations is still being evaluated. Petitions for reconsideration of certain aspects of both the universal service and access charge reform orders are pending at the FCC. In addition, petitions to review parts of these orders have also been filed with various federal courts of appeal.
    Because resolution of the regulatory matters discussed above that are currently under FCC and/or judicial review is uncertain and regulations to implement other provisions of the 96 Act have yet to be issued, the Company cannot predict at this time the specific effects that the 96 Act and future competition will have on its wireline subsidiaries. However, ALLTEL is intent on taking advantage of the various opportunities that competition should provide.

Communications - Wireless Operations

-------------------------------------------------------------------------------
(Dollars in millions)                        1997           1996           1995
-------------------------------------------------------------------------------
Revenues and sales                         $542.7         $475.1         $398.1
Operating income                           $178.4         $151.7         $121.5
Total customers                           941,226        795,136        624,542
Market penetration rate                     10.6%           9.4%           7.6%
-------------------------------------------------------------------------------

Wireless revenues and sales increased $67.6 million or 14 percent in 1997, $77.0 million or 19 percent in 1996 and $110.8 million or 39 percent in 1995. Operating income increased $26.7 million or 18 percent in 1997, $30.2 million or 25 percent in 1996 and $36.8 million or 44 percent in 1995.
    Customer growth continued, as the number of customers increased 18 percent over 1996, compared to annual growth rates in customers of 27 percent in 1996 and 33 percent in 1995. While the rate of customer growth has declined, the overall market penetration rate (number of customers as a percentage of the total population in ALLTEL's service areas) has increased.

    Wireless revenues and sales increased in all periods primarily due to the significant growth in ALLTEL's customer base. The acquisition of new wireless properties and increased ownership interest in existing wireless properties also contributed to the growth in revenues and sales in all periods. Partially offsetting the increases in revenues resulting from customer growth and acquisitions were declines in the average monthly revenue per customer. Average monthly revenue per customer was $52 for 1997, $59 for 1996 and $63 for 1995. The decline in average monthly revenue per customer in 1997 reflects the migration of existing customers to lower rate plans, increased penetration into lower-usage market segments and a reduction in roaming revenue rates. As a result of increased current and expected future competition in its service areas, ALLTEL increased its offering of monthly service plans, which have lower base access rates and include more packaged airtime minutes. Migration of existing customers to the newly offered rate plans is expected to continue, and accordingly, this trend could impact future revenue growth. The declines in average monthly revenue per customer in 1996 and 1995 primarily reflect increased penetration into lower-usage market segments and reductions in roaming revenue rates. Growth in revenues and sales in 1997 was favorably impacted by a reduction in uncollectible revenues, while revenue growth for 1996 was adversely impacted by increased write-offs from bad debts.
    Operating income increased in all periods primarily due to the growth in revenues and sales. Improved profit margins realized on the sale of wireless equipment also contributed to the growth in operating income in 1997 and 1996. The increases in operating income for all periods were partially offset by higher expenses for selling and advertising, depreciation and other operating expenses. Growth in operating income in 1997 was favorably impacted by a reduction in losses incurred from fraud and bad debts, while operating income for 1996 was adversely impacted by increased losses sustained from fraud and bad debts. During the third quarter of 1996, the Company implemented new technologies to control fraud and enhanced its credit and collection procedures. For each of the past five calendar quarters, the Company has experienced a decline in losses sustained from both fraud and bad debts.

Information Services Operations

------------------------------------------------------------------------------
(Dollars in millions)                         1997          1996          1995
------------------------------------------------------------------------------
Revenues and sales                          $973.4        $959.1        $926.3
Operating income                            $145.2        $ 67.0        $132.0
------------------------------------------------------------------------------

Information services' revenues and sales reflect increases of $14.3 million or 1 percent in 1997, $32.8 million or 4 percent in 1996 and $64.8 million or 8 percent in 1995. Growth in revenues and sales for 1997 was impacted by the sale of healthcare operations completed in January 1997. Excluding the sold healthcare operations, information services' revenues and sales would have increased $123.9 million or 15 percent in 1997.
    Excluding the impact of the sold healthcare operations, revenues and sales increased in 1997 primarily due to growth in the financial services and telecommunications businesses, while revenues and sales increased in 1996 and 1995 primarily due to growth in the telecommunications operations. The increases in revenues and sales for all periods reflect volume growth in existing contracts, the addition of new outsourcing agreements and additional software maintenance and service revenues. Growth in revenues and sales for 1996 was also impacted by a reduction in revenues earned on an outsourcing agreement accounted for under the percentage-of-completion method, while revenue growth for 1996 and 1995 was impacted by the sale of the check processing operations completed in September 1995. Additionally, the increases in revenues and sales in all periods were partially offset by lost operations from contract terminations due to the merger and consolidation activity in the domestic financial services market and by a reduction in revenues collected for early termination of facilities management contracts.

                                       22

Although the number of mortgage loans serviced increased in all periods, growth in the related processing revenues has occurred at a slower rate due to consolidations in the mortgage industry, which have resulted in lower incremental revenues realized on a per-loan basis. The domestic financial services industry continues to experience consolidation due to mergers.
    Operating income increased $78.2 million or 117 percent in 1997, decreased $65.0 million or 49 percent in 1996 and increased $2.2 million or 2 percent in 1995. Operating income for 1996 includes the impact of the $75.0 million write-down in the carrying value of software and certain other assets, as previously discussed. Excluding the impact of these write-downs and the sold healthcare operations, operating income would have increased $4.9 million or 3 percent in 1997 and $16.3 million or 13 percent in 1996. Operating income for 1997 reflects the growth in revenues and sales noted above, as well as improved profit margins realized from the international financial services business, partially offset by the loss of operations due to the sale of the healthcare business. Growth in operating income for 1997 was adversely impacted by start-up and product development costs associated with several new business initiatives designed to expand the Company's service offerings in existing markets. Included in these initiatives are the Enterprise Network Services, Professional Services and Call Center Solutions business units. Excluding the impact of the asset write-downs and dispositions, the increase in operating income in 1996 reflects the increase in revenues and sales. Operating income in 1996 was also impacted by start-up costs associated with the Enterprise Network Services business unit. The increase in operating income in 1995 reflects the growth in revenues and sales, partially offset by lower margins realized on international software sales due to increased costs to procure and support these sales. Growth in operating income for all periods was adversely impacted by the loss of higher-margin operations due to contract terminations, reductions in fees collected on the early termination of facilities management contracts and an increase in operating costs, corresponding with the growth in revenues and sales. Depreciation and amortization expense increased in 1996 and 1995 due to the acquisition of additional data processing equipment and an increase in the amortization of internally developed software.

Product Distribution Operations

------------------------------------------------------------------------------
(Dollars in millions)                         1997          1996          1995
------------------------------------------------------------------------------
Revenues and sales                          $359.7        $452.4        $448.1
Operating income                            $ 14.0        $ 23.7        $ 27.3
------------------------------------------------------------------------------

Product distribution's revenues and sales decreased $92.7 million or 20 percent in 1997, compared to increases of $4.3 million or 1 percent in 1996 and $11.5 million or 3 percent in 1995. Operating income decreased $9.7 million or 41 percent in 1997 and $3.6 million or 13 percent in 1996 and increased
$3.4 million or 14 percent in 1995.
    The decrease in revenues and sales for 1997 primarily reflects the sale of HWC. Sales of telecommunications and data products increased $21.0 million in 1997, primarily reflecting increased sales to affiliated and non-affiliated customers and additional retail sales of these products at the Company's counter showrooms. Revenues and sales increased in 1996 primarily due to growth in sales of telecommunications and data products to non-affiliated customers, including increased retail sales of these products at counter showrooms. Sales of telecommunications and data products to affiliates decreased $18.1 million in 1996, primarily reflecting the sale of properties to Citizens and an overall reduction in capital expenditures by the remaining wireline subsidiaries, as compared to 1995. Sales of electrical wire and cable products also decreased slightly in 1996. The increase in revenues and sales in 1995 was primarily due to growth in the sale of telecommunications and data products.
    Operating income decreased in 1997 primarily due to the decrease in revenues and sales noted above. Lower gross profit margins realized on the sale of telecommunications and data products due to increased competition and a reduction in product cost rebates received from vendors also impacted operating income growth in 1997. In addition, increased selling expenses also impacted operating income growth in 1997. The decrease in operating income in 1996 primarily reflects lower profit margins realized on the sale of electrical wire and cable products. During 1996, gross profit margins for electrical wire and cable products were adversely impacted by sharp declines in copper prices, as compared to the prior year. Gross profit margins were also impacted by increased competition, primarily from direct sales by manufacturers. Operating income increased in 1995 primarily due to the increase in revenues and sales previously noted, partially offset by an increase in selling-related expenses. Increased profit margins on electrical wire and cable products, primarily resulting from an increase in copper prices, also contributed to the growth in operating income in 1995.

Other Operations

-------------------------------------------------------------------------------
(Dollars in millions)                          1997          1996          1995
-------------------------------------------------------------------------------
Revenues and sales                           $118.9        $136.8        $139.5
Operating income                             $  8.8        $ 11.3        $  7.0
-------------------------------------------------------------------------------

Other operations' revenues and sales decreased $17.9 million or 13 percent in 1997, $2.7 million or 2 percent in 1996 and $24.4 million or 15 percent in 1995. Operating income decreased $2.5 million or 22 percent in 1997, increased $4.3 million or 60 percent in 1996 and decreased $8.3 million or 54 percent in 1995.
    Revenues and sales decreased in 1997 due to a reduction in the number of directories published. Compared to 1996, 43 fewer directories were published in 1997. Revenues and sales decreased in 1996 due to a reduction in directory publishing revenues, primarily resulting from the loss of several large independent directory contracts. The decrease in revenues and sales in 1996 was partially offset by the receipt of a one-time settlement from GTE Directories Corporation ("GTE Directories") for reimbursement of certain computer software conversion costs incurred by the Company subsequent to its purchase of GTE Directories' independent directory operations. Revenues and sales decreased in 1995 as a result of a reduction in the number of directories published and due to a prospective change in accounting in late 1993, whereby the Company began recognizing all revenues and expenses related to a directory in the month of publication, instead of recognizing the revenues and expenses ratably over a 12-month period. As a result of this change, revenues and sales in 1994 included additional revenues from directories accounted for under the previous method adding to the decrease in 1995.
    The decrease in operating income in 1997 primarily reflects the decrease in directory publishing revenues noted above. The increase in operating income in 1996 reflects the impact of the one-time settlement received from GTE Directories, elimination of certain amounts paid to GTE Directories and improved collection experience related to directory advertising revenues. The Company's publishing subsidiary had previously contracted with GTE Directories to receive directory advertising sales support, printing and other services.
In 1996, these sales and service functions were performed at a lower cost internally by the Company's publishing subsidiary. Operating income decreased in 1995 primarily due to the decrease in revenues and sales previously noted. Operating income for 1995 also reflects lower margins realized on affiliate directories due to increased fees for publishing rights paid to affiliates under terms of a new contract.

Interest Expense
Interest expense decreased $0.7 million or less than 1 percent in 1997, decreased $14.6 million or 10 percent in 1996 and increased $8.3 million or 6 percent in 1995. The decrease in interest expense in 1996 primarily reflects the two debt refinancings completed in March 1996 and October 1995, which resulted in the retirement of three high-cost debt issues and reduced borrowings under the Company's revolving credit agreement, as previously discussed. Interest expense in 1996 also reflects lower average borrowing

                                       23
rates for amounts outstanding during the year under the Company's revolving credit agreement. The increase in interest expense in 1995 reflects the issuance of $250 million of debentures in April 1994 to reduce borrowings under the Company's revolving credit agreement, partially offset by the reduction in interest expense resulting from the refinancing of $200 million of debentures completed in October 1995.

Income Taxes
Income tax expense increased $151.1 million or 89 percent in 1997, decreased $47.5 million or 22 percent in 1996 and increased $52.4 million or 32 percent in 1995. The changes in income tax expense for all periods primarily reflect the tax-related impact of the various one-time, non-recurring items, as previously discussed. Excluding the impact on tax expense of these transactions in each year, income tax expense would have increased $21.2 million or 10 percent in 1997, $11.8 million or 6 percent in 1996 and $19.6 million or 10 percent in 1995, consistent with the overall growth in ALLTEL's earnings from continuing operations before one-time, non-recurring items.

Average Common Shares Outstanding
The average number of common shares outstanding decreased 2 percent in 1997. During 1997, 872,000 shares were issued in connection with acquisitions, common shares issued through stock option plans amounted to 618,000 shares, and preferred stock and debentures were converted into 67,000 shares. These increases were offset by ALLTEL's repurchase on the open market of 5,084,000 of its common shares. The average number of common shares outstanding increased slightly in 1996. During 1996, common shares issued through stock option plans amounted to 344,000 shares, and preferred stock and debentures were converted into 28,000 shares. These increases were offset by ALLTEL's repurchase on the open market of 2,440,000 of its common shares. The average number of common shares outstanding increased slightly in 1995. During 1995, common shares issued through stock option plans amounted to 1,227,000 shares, and preferred stock and debentures were converted into 60,000 shares.

Other Financial Information
Management is currently not aware of any environmental matters which in the aggregate would have a material adverse effect on the financial condition or results of operations of the Company.
    The Year 2000 compliance issue concerns the inability of computerized information systems to properly recognize and process date-sensitive information as the year 2000 approaches. The Company has taken actions to understand the nature and extent of the work required to make its systems, products and infrastructure, in those situations in which ALLTEL is required to do so, Year 2000 compliant. ALLTEL has established a Year 2000 Program Office to coordinate and monitor the Company's Year 2000 compliance efforts and has prepared and is in the process of implementing a company-wide Year 2000 compliance plan. ALLTEL continues to evaluate the estimated costs associated with these efforts based on actual experience. While these efforts involve additional costs, the Company believes, based on available information, that these costs will not have a material adverse effect on its results of operations.

Recently Issued Accounting Pronouncements
In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS 130"). This pronouncement, effective for calendar year 1998 financial statements, requires comprehensive income and its components to be reported either in a separate financial statement, combined and included with the statement of income or included in a statement of changes in stockholders' equity. Comprehensive income equals the total of net income and all other non-owner changes in equity. For ALLTEL, comprehensive income will equal its reported consolidated net income plus the change from the previously reported period in the unrealized holding gain on its investment in WorldCom, Inc.

common stock. Currently, this unrealized holding gain, net of tax, is reported in the Company's consolidated balance sheets as a separate component of stockholders' equity. Accordingly, the adoption of SFAS 130 will require the Company to modify the presentation of information already disclosed in the consolidated financial statements.
    Also, in June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131"). This pronouncement, also effective for calendar year 1998 financial statements, requires reporting segment information consistent with the way executive management of an entity disaggregates its operations internally to assess performance and make decisions regarding resource allocations. Among information to be disclosed, SFAS 131 requires an entity to report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. SFAS 131 also requires reconciliations of total segment revenues, total segment profit or loss and total segment assets to the corresponding amounts shown in the entity's consolidated financial statements. The Company does not expect that the adoption of SFAS 131 will significantly change the number or designation of the reportable segments currently disclosed in its consolidated financial statements.

Forward-Looking Statements
This Management's Discussion and Analysis of Financial Condition and Results of Operations includes, and future filings by the Company on Form 10-K, Form 10-Q and Form 8-K and future oral and written statements by the Company and its management may include, certain forward-looking statements, including (without limitation) statements with respect to anticipated future operating and financial performance, growth opportunities and growth rates, acquisition and divestitive opportunities, Year 2000 compliance and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements by the Company and its management are based on estimates, projections, beliefs and assumptions of management and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise.
    Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of important factors. Representative examples of these factors include (without limitation) rapid technological developments and changes in the telecommunications and information services industries; ongoing deregulation (and the resulting likelihood of significantly increased price and product/service competition) in the telecommunications industry as a result of the Telecommunications Act of 1996 and other similar federal and state legislation and the federal and state rules and regulations enacted pursuant to that legislation; regulatory limitations on the Company's ability to change its pricing for communications services; the possible future unavailability of SFAS 71 to the Company's wireline subsidiaries; continuing consolidation in certain industries, such as banking, served by the Company's information services business; and the risks associated with relatively large, multi-year contracts in the Company's information services business. In addition to these factors, actual future performance, outcomes and results may differ materially because of other, more general, factors including (without limitation) general industry and market conditions and growth rates, domestic and international economic conditions, governmental and public policy changes and the continued availability of financing in the amounts, at the terms and on the conditions necessary to support the Company's future business.

Report of Independent Public Accountants

To the Shareholders of ALLTEL Corporation:

We have audited the accompanying consolidated balance sheets of ALLTEL Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended
December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALLTEL Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/S/Arthur Anderson LLP

Little Rock, Arkansas,
January 29, 1998


Selected Financial Data


--------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,
(Dollars in thousands, except per share amounts)      1997          1996          1995          1994          1993          1992
--------------------------------------------------------------------------------------------------------------------------------
Revenues and Sales:
  Service revenues                              $2,700,907    $2,524,845    $2,441,826    $2,249,933    $1,811,808    $1,565,544
  Product sales                                    562,656       667,573       667,899       677,743       510,082       501,865
                                                ----------    ----------    ----------    ----------    ----------    ----------
  Total revenues and sales                       3,263,563     3,192,418     3,109,725     2,927,676     2,321,890     2,067,409
                                                ----------    ----------    ----------    ----------    ----------    ----------
Costs and Expenses:
  Operating expenses                             2,137,501     2,032,057     1,976,628     1,871,732     1,469,921     1,280,591
  Cost of products sold                            362,164       448,456       449,119       422,078       332,923       344,076
  Provision to reduce carrying
    value of certain assets                         16,874       120,280             -             -             -             -
                                                ----------    ----------    ----------    ----------    ----------    ----------
  Total costs and expenses                       2,516,539     2,600,793     2,425,747     2,293,810     1,802,844     1,624,667
                                                ----------    ----------    ----------    ----------    ----------    ----------
Operating Income                                   747,024       591,625       683,978       633,866       519,046       442,742

Other income, net                                    5,236         2,925         2,481        (6,064)        2,230        13,364
Interest expense                                  (130,181)     (130,832)     (145,428)     (137,120)      (98,746)      (93,245)
Gain on disposal or exchange of assets,
  write-down of assets and other                   206,622        (2,278)       30,775       (54,157)       27,390        (5,512)
                                                ----------    -----------   ----------    ----------    ----------    ----------
Income before income taxes                         828,701       461,440       571,806       436,525       449,920       357,349
Income taxes                                       320,815       169,703       217,190       164,772       187,903       128,713
                                                ----------    ----------    ----------    ----------    ----------    ----------
Net income                                         507,886       291,737       354,616       271,753       262,017       228,636
Preferred dividends                                  1,008         1,071         1,158         1,232         1,578         1,742
                                                ----------    ----------    ----------    ----------    ----------    ----------
Net income applicable
  to common shares                              $  506,878    $  290,666    $  353,458    $  270,521    $  260,439    $  226,894
                                                ==========    ==========    ==========    ==========    ==========    ==========
Earnings per Share:
  Basic                                              $2.72         $1.53         $1.87         $1.44         $1.40         $1.24
  Diluted                                            $2.70         $1.52         $1.85         $1.42         $1.38         $1.22

Dividends per common share                          $1.115        $1.055         $ .98         $ .90         $ .82         $ .77
Common shares:
  weighted average for the year                186,059,000   189,378,000   188,870,000   187,758,000   185,634,000   183,740,000
  at year end                                  183,673,000   187,200,000   189,268,000   187,981,000   187,458,000   184,678,000
Total assets                                    $5,633,445    $5,359,183    $5,073,105    $4,713,878    $4,270,458    $3,125,976
Total shareholders' equity                      $2,208,506    $2,097,107    $1,935,565    $1,625,369    $1,554,708    $1,304,454
Total redeemable preferred stock
  and long-term debt                            $1,879,797    $1,762,597    $1,768,682    $1,853,979    $1,604,659    $1,027,803
--------------------------------------------------------------------------------------------------------------------------------

Note:  A.  Net income for 1997 includes pretax gains of $206.6 million from the sale of certain investments and the sale of the
           Company's healthcare operations. These gains increased net income by $119.9 million or $.64 per share. Net income for
           1997 also includes a pretax write-down of $16.9 million to reflect the fair value less cost to sell the Company's wire and cable operations. This write-down decreased net income $11.7 million or $.06 per share. (See Notes 8 and 9.)
       B.  Net income for 1996 includes pretax write-downs of $120.3 million to adjust the carrying value of certain software and other assets. The write-downs decreased net income $72.7 million or $.38 per share. (See Note 8.)
       C.  Net income for 1995 includes a net pretax gain of $30.8 million primarily from the sale of certain wireline properties.
           The net gain increased net income by $19.8 million or $.10 per share. (See Note 9.)
       D.  Net income for 1994 includes a pretax write-down of $54.2 million to reflect the estimated net realizable value of the
           Company's community banking and check processing operations. The write-down decreased net income by $32.2 million or
           $.17 per share.
       E.  On November 1, 1993, the Company purchased substantially all of the assets of the wireline operations of GTE Corporation in the State of Georgia ("GTE Georgia"). This acquisition was accounted for as a purchase, and accordingly, GTE
           Georgia's results have been included in the consolidated financial statements from the date of acquisition.

Consolidated Statements of Income

------------------------------------------------------------------------------------------------
For the years ended December 31,
(Dollars in thousands, except per share amounts)                  1997         1996         1995
------------------------------------------------------------------------------------------------
Revenues and Sales:
  Service revenues                                          $2,700,907   $2,524,845   $2,441,826
  Product sales                                                562,656      667,573      667,899
                                                            ----------   ----------   ----------
  Total revenues and sales                                   3,263,563    3,192,418    3,109,725
                                                            ----------   ----------   ----------
Costs and Expenses:
  Operations                                                 1,686,739    1,607,942    1,566,829
  Cost of products sold                                        362,164      448,456      449,119
  Depreciation and amortization                                450,762      424,115      409,799
  Provision to reduce carrying value of certain assets          16,874      120,280            -
                                                            ----------   ----------   ----------
  Total costs and expenses                                   2,516,539    2,600,793    2,425,747
                                                            ----------   ----------   ----------
Operating Income                                               747,024      591,625      683,978

Other income, net                                                5,236        2,925        2,481
Interest expense                                              (130,181)    (130,832)    (145,428)
Gain on disposal of assets, write-down of assets and other     206,622       (2,278)      30,775
                                                            ----------   ----------   ----------
Income before income taxes                                     828,701      461,440      571,806
Income taxes                                                   320,815      169,703      217,190
                                                            ----------   ----------   ----------
Net income                                                     507,886      291,737      354,616
Preferred dividends                                              1,008        1,071        1,158
                                                            ----------   ----------   ----------
Net income applicable to common shares                      $  506,878   $  290,666   $  353,458
                                                            ==========   ==========   ==========
Earnings per Share:
  Basic                                                          $2.72        $1.53        $1.87
  Diluted                                                        $2.70        $1.52        $1.85
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

---------------------------------------------------------------------------
December 31,
(Dollars in thousands)
---------------------------------------------------------------------------
Assets                                                    1997         1996
---------------------------------------------------------------------------
Current Assets:
  Cash and short-term investments                   $   16,212   $   13,874
  Accounts receivable (less allowance for doubtful
    accounts of $18,562 and $21,271, respectively)     560,928      554,316
  Materials and supplies                                14,237       17,152
  Inventories                                           51,277       85,970
  Prepaid expenses                                      23,190       38,156
                                                    ----------   ----------
  Total current assets                                 665,844      709,468
                                                    ----------   ----------

Investments                                            775,647      838,651
Goodwill and other intangibles                         606,484      425,823

Property, Plant and Equipment:
  Wireline                                           4,068,502    3,827,659
  Wireless                                             692,490      582,707
  Information services                                 539,743      506,905
  Other                                                 11,008       27,618
  Under construction                                   218,951      169,439
                                                    ----------   ----------
  Total property, plant and equipment                5,530,694    5,114,328
  Less accumulated depreciation                      2,340,242    2,072,789
                                                    ----------   ----------
  Net property, plant and equipment                  3,190,452    3,041,539
                                                    ----------   ----------
Other assets                                           395,018      343,702
                                                    ----------   ----------
Total Assets                                        $5,633,445   $5,359,183
                                                    ==========   ==========
---------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.

                                       28

--------------------------------------------------------------------
Liabilities and Shareholders' Equity               1997         1996
--------------------------------------------------------------------
Current Liabilities:
  Current maturities of long-term debt       $   48,028   $   37,798
  Accounts payable                              237,865      240,570
  Advance payments and customer deposits         84,215       78,080
  Accrued taxes                                  74,681       41,932
  Accrued dividends                              55,012       52,440
  Other current liabilities                     137,480      139,876
                                             ----------   ----------
  Total current liabilities                     637,281      590,696
                                             ----------   ----------
Long-term debt                                1,874,172    1,756,142
Deferred income taxes                           665,473      674,887
Other liabilities                               242,388      233,896
Preferred stock, redeemable                       5,625        6,455

Shareholders' Equity:
  Preferred stock                                 9,155        9,198
  Common stock                                  183,673      187,200
  Additional capital                            152,936      285,779
  Unrealized holding gain on investments        300,671      351,867
  Retained earnings                           1,562,071    1,263,063
                                             ----------   ----------
  Total shareholders' equity                  2,208,506    2,097,107
                                             ----------   ----------
Total Liabilities and Shareholders' Equity   $5,633,445   $5,359,183
                                             ==========   ==========
--------------------------------------------------------------------

Consolidated Statements of Cash Flows

---------------------------------------------------------------------------------------------------
For the years ended December 31,
(Dollars in thousands)                                                 1997        1996        1995
---------------------------------------------------------------------------------------------------
Cash Provided from Operations:
  Net income                                                       $507,886    $291,737    $354,616
  Adjustments to reconcile net income to net cash
    provided from operations:
      Depreciation and amortization                                 450,762     424,115     409,799
      Provision to reduce carrying value of certain assets, gain
        on disposal of assets, write-down of assets, and other     (108,151)     74,197     (19,849)
      Other, net                                                     33,890      42,532      41,366
      Increase in deferred income taxes                                 613      47,156      65,246
  Changes in operating assets and liabilities:
    Accounts receivable                                            (102,896)    (24,141)    (71,541)
    Inventories and materials and supplies                            1,500       7,997       5,101
    Accounts payable                                                 17,596      28,043     (42,096)
    Other current liabilities                                        13,348     (20,781)     (5,051)
    Other, net                                                      (16,323)    (64,673)    (48,405)
                                                                   --------    --------    --------
      Net cash provided from operations                             798,225     806,182     689,186
                                                                   --------    --------    --------

Cash Flows from Investing Activities:
  Additions to property, plant and equipment                       (545,573)   (463,701)   (523,064)
  Purchase of property, net of cash acquired                        (50,633)          -           -
  Additions to capitalized software development costs               (74,225)    (78,319)    (52,308)
  Additions to other intangible assets                             (146,526)          -           -
  Additions to investments                                          (43,367)    (29,241)    (49,321)
  Proceeds from the sale of/return on investments                   199,749      47,025      15,592
  Proceeds from the sale of assets                                  200,598      38,687     212,911
  Other, net                                                        (86,707)    (63,044)    (72,019)
                                                                   --------    --------    --------
      Net cash used in investing activities                        (546,684)   (548,593)   (468,209)
                                                                   --------    --------    --------

Cash Flows from Financing Activities:
  Dividends on preferred and common stock                          (206,312)   (198,095)   (182,270)
  Reductions in long-term debt                                      (42,647)   (310,258)   (277,636)
  Purchase of common stock                                         (175,611)    (75,604)          -
  Preferred stock redemptions and purchases                            (873)       (704)     (1,137)
  Long-term debt issued                                             164,220     316,001     218,164
  Common stock issued                                                12,020       3,524      17,225
                                                                   --------    --------    --------
      Net cash used in financing activities                        (249,203)   (265,136)   (225,654)
                                                                   --------    --------    --------

Increase (decrease) in cash and short-term investments                2,338      (7,547)     (4,677)
Cash and Short-term Investments:
  Beginning of the year                                              13,874      21,421      26,098
                                                                   --------    --------    --------
  End of the year                                                  $ 16,212    $ 13,874    $ 21,421
                                                                   ========    ========    ========

Supplemental Cash Flow Disclosures:
  Interest paid                                                    $125,562    $124,354    $141,751
  Income taxes paid                                                $243,243    $180,575    $112,690
---------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

-----------------------------------------------------------------------------------------
For the years ended December 31,
(Dollars in thousands, except per share amounts)           1997         1996         1995
-----------------------------------------------------------------------------------------
Preferred Stock:
  Balance at beginning of the year                   $    9,198   $    9,241   $    9,320
  Conversion of preferred stock                             (43)         (43)         (79)
                                                     ----------   ----------   ----------
  Balance at end of the year                              9,155        9,198        9,241
                                                     ----------   ----------   ----------

Common Stock:
  Balance at beginning of the year                      187,200      189,268      187,981
  Acquisition of subsidiaries                               872            -            -
  Employee plans, net                                       618          344        1,227
  Conversion of preferred stock and debentures               67           28           60
  Repurchase of stock                                    (5,084)      (2,440)           -
                                                     ----------   ----------   ----------
  Balance at end of the year                            183,673      187,200      189,268
                                                     ----------   ----------   ----------

Additional Capital:
  Balance at beginning of the year                      285,779      355,663      339,436
  Acquisition of subsidiaries                            26,348            -            -
  Employee plans, net                                    11,070        3,180       15,998
  Conversion of preferred stock and debentures              266          100          229
  Repurchase of stock                                  (170,527)     (73,164)           -
                                                     ----------   ----------   ----------
  Balance at end of the year                            152,936      285,779      355,663
                                                     ----------   ----------   ----------

Unrealized Holding Gain on Investments:
  Balance at beginning of the year                      351,867      208,681       84,275
  Change in unrealized holding gain on investments      (51,196)     143,186      124,406
                                                     ----------   ----------   ----------
  Balance at end of the year                            300,671      351,867      208,681
                                                     ----------   ----------   ----------

Retained Earnings:
  Balance at beginning of the year                    1,263,063    1,172,712    1,004,357
  Net income for the year                               507,886      291,737      354,616
  Dividends:
    Common per share, $1.115 in 1997,
      $1.055 in 1996 and $.98 in 1995                  (207,870)    (200,315)    (185,103)
    Preferred                                            (1,008)      (1,071)      (1,158)
                                                     ----------   ----------   ----------
  Balance at end of the year                          1,562,071    1,263,063    1,172,712
                                                     ----------   ----------   ----------
  Total shareholders' equity                         $2,208,506   $2,097,107   $1,935,565
                                                     ==========   ==========   ==========
-----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Business Segments

-----------------------------------------------------------------------------
For the years ended December 31,
(Dollars in thousands)                         1997         1996         1995
-----------------------------------------------------------------------------
Revenues and Sales:
  Wireline                               $1,268,882   $1,169,076   $1,197,673
  Wireless                                  542,726      475,109      398,122
                                         ----------   ----------   ----------
    Total communications                  1,811,608    1,644,185    1,595,795
  Information services                      973,373      959,071      926,345
  Product distribution                      359,702      452,380      448,119
  Other operations                          118,880      136,782      139,466
                                         ----------   ----------   ----------
    Total                                $3,263,563   $3,192,418   $3,109,725
                                         ==========   ==========   ==========

Operating Income:
  Wireline                               $  446,450   $  408,382   $  422,542
  Wireless                                  178,401      151,720      121,507
                                         ----------   ----------   ----------
    Total communications                    624,851      560,102      544,049
  Information services                      145,222       67,035      132,043
  Product distribution                       13,957       23,660       27,338
  Other operations                            8,788       11,281        7,040
  Corporate expenses                        (45,794)     (70,453)     (26,492)
                                         ----------   ----------   ----------
    Total                                $  747,024   $  591,625   $  683,978
                                         ==========   ==========   ==========

Identifiable Assets:
  Wireline                               $2,872,029   $2,759,683   $2,782,471
  Wireless                                1,080,088      793,133      694,890
                                         ----------   ----------   ----------
    Total communications                  3,952,117    3,552,816    3,477,361
  Information services                      806,015      783,738      745,451
  Product distribution                       66,900      127,830      168,578
  Other operations                           46,979       56,091       58,243
  Corporate                                 761,434      838,708      623,472
                                         ----------   ----------   ----------
    Total                                $5,633,445   $5,359,183   $5,073,105
                                         ==========   ==========   ==========

Capital Expenditures:
  Wireline                               $  302,491   $  279,622   $  308,468
  Wireless                                  127,391       94,932      121,274
                                         ----------   ----------   ----------
    Total communications                    429,882      374,554      429,742
  Information services                       87,937       83,530       77,871
  Product distribution                        1,465          974        2,034
  Other operations and corporate             26,289        4,643       13,417
                                         ----------    ---------   ----------
    Total                                $  545,573   $  463,701   $  523,064
                                         ==========   ==========   ==========

Depreciation and Amortization Expense:
  Wireline                               $  251,243   $  235,543   $  243,975
  Wireless                                   82,421       68,603       54,856
                                         ----------   ----------   ----------
    Total communications                    333,664      304,146      298,831
  Information services                      112,316      112,911      102,033
  Product distribution                          800        1,409        1,277
  Other operations and corporate              3,982        5,649        7,658
                                         ----------   ----------   ----------
    Total                                $  450,762   $  424,115   $  409,799
                                         ==========   ==========   ==========
-----------------------------------------------------------------------------

Note:  A.  Corporate expenses for 1997 and 1996 include pretax write-downs to reduce the carrying value of the Company's wire and cable subsidiary of $16.9 million and $45.3 million, respectively. (See Note 8.)
       B. Information services' operating income for 1996 includes pretax write-downs of $75.0 million to reduce the carrying value of certain assets. (See Note 8.)
       C. Refer to page 33 for additional information concerning business segments.
                                       32

Notes to Consolidated Financial Statements


1. Accounting Policies:

Consolidation - The consolidated financial statements include the accounts of ALLTEL Corporation, its subsidiary companies and majority-owned partnerships ("ALLTEL" or the "Company"). Investments in 20% to 50% owned entities and all unconsolidated partnerships are accounted for using the equity method. Other investments are recorded in accordance with Statement of Financial Accounting Standards No. 115. (See Note 2.) All intercompany transactions, except those with certain affiliates described below, have been eliminated in the consolidated financial statements.
    Business Segments - The Company's wireline operating subsidiaries provide local service, network access and long-distance communications services in 14 states. Wireless communications services are provided in a number of major domestic markets - primarily located in the southeast portion of the United States. Information services provides information processing management, outsourcing services and application software, primarily to financial and telecommunications clients. The principal markets for information services' products and services are commercial banks and financial institutions and telecommunications companies in the United States and major international markets. Product distribution sells communications and data products to affiliated and non-affiliated telephone companies and related industries in the United States. Prior to May 1997, product distribution also included the wire and cable operations which were sold in 1997. (See Note 8.) Other operations primarily consist of directory publishing operations. Corporate identifiable assets consist principally of cash, investments and headquarters facilities and equipment. Corporate items represent general corporate expenses and assets not allocated to segments. (Refer to Page 32 for a schedule of business segment information.)
    Financial Statement Presentation - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying consolidated financial statements.
    Service revenues consist of local service, network access and miscellaneous wireline operating revenues, wireless access and network usage revenues, information services' data processing, software licensing and maintenance revenues. Product sales revenues consist of the product distribution and directory publishing operations and wireline and information services' equipment sales. Certain prior-year amounts have been reclassified to conform with the 1997 financial statement presentation.
    Transactions with Certain Affiliates - ALLTEL Supply, Inc. sells equipment and materials to wireline subsidiaries of the Company ($123.3 million in 1997, $119.9 million in 1996 and $138.0 million in 1995) as well as to other non-affiliated telephone companies and related industries. The cost of equipment and materials sold to such subsidiaries is included, principally, in wireline plant in the consolidated financial statements. ALLTEL Information Services, Inc. provides the data processing services for the Company's wireline operations ($81.2 million in 1997, $77.2 million in 1996 and $85.1 million in 1995) in addition to other non-affiliated companies. Intercompany profit, to the extent not offset by depreciation on the capitalized cost of equipment and materials, has not been eliminated because prices charged by the supply and information services subsidiaries are recovered through the regulatory process.

    Regulatory Accounting - The Company's wireline subsidiaries follow the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. Accordingly, SFAS 71 requires the Company's wireline subsidiaries to depreciate wireline plant over useful lives as approved by regulators, which could be longer than the useful lives that would otherwise be determined by management. SFAS 71 also requires deferral of certain costs and obligations based upon approvals received from regulators to permit recovery of such amounts in future years. The Company's wireline subsidiaries periodically review the applicability of SFAS 71 based on the developments in their current regulatory and competitive environments.
    Cash and Short-term Investments - Cash and short-term investments consist of highly liquid investments with original maturities of less than three months.
    Inventories - Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method of valuation.
    Goodwill and Other Intangibles - Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis for periods up to 40 years. At December 31, 1997 and 1996, goodwill, net of amortization, was $452.5 million and $425.8 million, respectively. Amortization expense amounted to $15.1 million in 1997, $16.8 million in 1996 and $17.9 million in 1995. Other intangibles consist of the cost of Personal Communications Services ("PCS") licenses acquired in 1997. The PCS licenses will be amortized upon commencement of operations on a straight-line basis over 40 years. The carrying value of goodwill and other intangibles is periodically evaluated by the Company for the existence of impairment on the basis of whether the intangible assets are fully recoverable from projected, undiscounted net cash flows of the related business unit.
    Property, Plant and Equipment - Property, plant and equipment are stated at original cost. The Company capitalizes interest during periods of construction. Depreciation is computed using the straight-line method for financial reporting purposes. Depreciation expense amounted to $410.5 million in 1997, $379.2 million in 1996 and $362.4 million in 1995. The composite depreciation rates by class of property as a percent of average depreciable plant and equipment were:

------------------------------------------------------------------------------
                                                  1997        1996        1995
------------------------------------------------------------------------------
Wireline                                          6.3%        6.2%        6.4%
Wireless                                         12.0        12.1        12.7
Information services                             17.0        16.8        15.7
Other                                             8.8        10.3         9.6
------------------------------------------------------------------------------

    Revenue Recognition - Communications revenues are recognized when earned and are primarily derived from usage of the Company's networks and facilities or under revenue-sharing arrangements with other telecommunications carriers. Information services revenues consist of data processing revenue recognized as services are performed, software licensing revenue recognized when delivery of the software occurs, and software maintenance revenue recognized ratably over the maintenance period. Certain long-term contracts are accounted for using the percentage-of-completion method. Under this method, revenue and profit are recognized throughout the term of the contract, based upon estimates of the total costs to be incurred and revenues to be generated throughout the term of the contract. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. Due to the uncertainty of these estimates, it is reasonably possible that these estimates could change in the near term and the change could be material to the accompanying consolidated financial statements. For all other operations, revenue is recognized when products are delivered or services are rendered to customers.
    Included in accounts receivable and other assets are unbilled receivables related to the information services segment totaling $150.3 million and $141.2 million at December 31, 1997 and 1996, respectively. Included in these unbilled receivables are amounts totaling $94.5 million and $82.1 million at December 31, 1997 and 1996, respectively, which represent costs and estimated earnings in excess of billings related to long-term contracts accounted for under the percentage-of-completion method.
    Computer Software Development Costs - For the Company's information services operations, research and development expenditures related to internally developed computer software are charged to expense as incurred. The development costs of software to be marketed are charged to expense until technological feasibility is established. After that time, the remaining software development costs are capitalized and recorded in other assets in the accompanying consolidated balance sheets. As of December 31, 1997 and 1996, capitalized software development costs, net of amortization, were $206.6 million and $197.9 million, respectively. Amortization of the capitalized amounts is computed on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product, not exceeding six years. Amortization expense amounted to $25.1 million in 1997, $28.1 million in 1996 and $29.5 million in 1995.
    The net realizable value of capitalized software development costs is periodically evaluated by the Company. This evaluation requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues generated by the software, estimated economic life of the software and changes in software and hardware technologies. Accordingly, it is reasonably possible that estimates of anticipated future revenues generated by the software, the remaining economic life of the software, or both, could be reduced in the near term, materially impacting the carrying value of capitalized software development costs. As a result of this periodic evaluation, the Company recorded a write-down of software in 1996. (See Note 8.)
    Earnings Per Share - In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), which established new standards for computing and presenting earnings per share information. As required, the Company adopted the provisions of SFAS 128 in its year-end 1997 financial statements and has restated all prior-year earnings per share information. Basic earnings per share of common stock was determined by dividing net income applicable to common shares by the weighted average number of common shares outstanding during each year. Diluted earnings per share reflects the potential dilution that could occur assuming conversion or exercise of all outstanding preferred stocks and issued and unexercised stock options. A reconciliation of the net income and numbers of shares used in computing basic and diluted earnings per share was as follows:


-----------------------------------------------------------------------------
                                        (Thousands, except per share amounts)
                                        -------------------------------------
                                                   1997       1996       1995
-----------------------------------------------------------------------------
Basic earnings per share:
Net income applicable to common shares         $506,878   $290,666   $353,458

Weighted average common shares
  outstanding for the year                      186,059    189,378    188,870
-----------------------------------------------------------------------------
Basic earnings per share of common stock          $2.72      $1.53      $1.87
-----------------------------------------------------------------------------
Diluted earnings per share:
Net income applicable to common shares         $506,878   $290,666   $353,458
Adjustments for convertible securities:
  Preferred stocks                                  206        220        236
                                               --------   --------   --------
 Net income applicable to common shares
  assuming conversion of above securities      $507,084   $290,886   $353,694
                                               ========   ========   ========

Weighted average common shares
  outstanding for the year                      186,059    189,378    188,870
Increase in shares which would result from:
  Exercise of stock options                       1,107      1,089      1,202
  Conversion of convertible preferred stocks        523        559        603
                                               --------   --------   --------
 Weighted average common shares, assuming
  conversion of the above securities            187,689    191,026    190,675
                                               ========   ========   ========

-----------------------------------------------------------------------------
Diluted earnings per share of common stock        $2.70      $1.52      $1.85
-----------------------------------------------------------------------------

2. Financial Instruments and Investment Securities:

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of the instruments. The fair value of investments is $775.6 million in 1997 and $838.7 million in 1996 based on quoted market prices and the carrying value of investments for which there is no quoted market price. The fair value of the Company's long-term debt, after deducting current maturities, is estimated to be $1.930 billion in 1997 and $1.772 billion in 1996 compared to a carrying value of $1.874 billion in 1997 and $1.756 billion in 1996. The fair value estimates are based on the overall weighted rates and maturity compared to rates and terms currently available in the long-term financing markets. The fair value of the Company's redeemable preferred stock is estimated to be $17.5 million in 1997 and $16.6 million in 1996 compared to a carrying amount of $5.6 million in 1997 and $6.5 million in 1996. The fair value estimates are based on the conversion of the Series D convertible redeemable preferred stock to common stock of the Company and the carrying value of the Series A redeemable preferred stock for which there is no quoted market price. The fair value of all other financial instruments is estimated by management to approximate the carrying value.
    Equity securities owned by the Company have been classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity. The Company had unrealized gains, net of tax, on its investment in WorldCom, Inc. of $300.7 million, $351.9 million and $208.7 million at December 31, 1997, 1996 and 1995, respectively. The unrealized gains, including the related tax impact, are non-cash items and accordingly have been excluded from the accompanying consolidated statements of cash flows. All other unrealized gains and losses on investments in equity securities are not material to the Company's financial position or results of operations. During 1997, the Company sold a portion of its investment in WorldCom, Inc. (See Note 9.)

3. Debt:

Long-term debt, after deducting current maturities, was as follows at December 31:

--------------------------------------- ---------------------------------------
                                                                (Thousands)
                                                         ----------------------
                                                               1997        1996
-------------------------------------------------------------------------------
Debentures and notes, without collateral,
  Weighted rate 7.1% in 1997 and 1996
  Weighted maturity 13 years in 1997 and 1996            $1,286,965  $1,320,141
Rural Telephone Bank and Federal Financing Bank notes,
  Weighted rate 7.7% in 1997 and 1996
  Weighted maturity 16 years in 1997 and 17 years in 1996 255,006 262,547 Revolving credit agreement,
  Weighted rate 6.5% in 1997 and 7.1% in 1996
  Weighted maturity 5 years in 1997 and 1996                247,920      83,700
Rural Utilities Service notes,
  Weighted rate 4.5% in 1997 and 4.4% in 1996
  Weighted maturity 16 years in 1997 and 1996                61,917      66,911
First mortgage bonds and collateralized notes,
  Weighted rate 8.4% in 1997 and 8.7% in 1996
  Weighted maturity 4 years in 1997 and 5 years in 1996 15,864 14,485 Industrial revenue bonds and collateralized notes,
  Weighted rate 5.4% in 1997 and 6.0% in 1996
  Weighted maturity 10 years in 1997 and 1996                 6,500       8,358
                                                         ----------  ----------
    Total long-term debt                                 $1,874,172  $1,756,142
                                                         ==========  ==========
    Weighted rate                                              7.0%        7.1%
    Weighted maturity                                      12 years    13 years
-------------------------------------------------------------------------------

    The Company has a $750 million revolving credit agreement which has a termination date of October 1, 2002, with provision for annual extensions. It is the Company's intention to continue to renew the agreement. The revolving credit agreement provides for a variety of pricing options.
    The indentures and agreements, as amended, provide, among other things, for various restrictions on the payment of dividends by the Company. Retained earnings unrestricted as to payment of dividends by the Company amounted to $1,323.4 million at December 31, 1997. Certain properties have been pledged as collateral on $339.3 million of obligations.
    Interest expense on long-term debt amounted to $129.0 million in 1997, $129.4 million in 1996 and $144.4 million in 1995.
    Maturities and sinking fund requirements for the four years after 1998 for long-term debt outstanding, excluding the revolving credit agreement, as of December 31, 1997, were $54.3 million, $44.9 million, $48.1 million and
$48.8 million for the years 1999 through 2002, respectively.

4. Common Stock:

There are 500,000,000 shares of $1 par value common stock authorized of which 183,672,880 and 187,199,811 shares were outstanding at December 31, 1997 and 1996, respectively. At December 31, 1997, the Company had 16,660,454 common shares reserved for issuance in connection with convertible preferred stock (851,495) and stock options (15,808,959).
    The Company has stock-based compensation plans. Under stock option plans implemented prior to 1994 (the "Pre-1994 Plans") and the 1994 Stock Option Plan for Employees (the "1994 Plan"), the Company may grant fixed and performance-based incentive and non-qualified stock options to officers and other key employees. The maximum number of shares of the Company's common stock that may be issued under the Pre-1994 Plans and the 1994 Plan are 5,698,980 and 10,000,000, respectively. Fixed options granted under the Pre-1994 Plans and the 1994 Plan generally become exercisable in equal increments over a five-year period beginning one year from the date of grant. Certain fixed options granted in 1997 become exercisable in equal increments over a six-year period beginning three years from the date of grant. Performance-based options were granted for the first time in 1997 under the 1994 Plan, and such options become exercisable one year from the date in which certain performance goals related to operating income growth and return on invested capital are achieved for the four most recent consecutive calendar quarters. Four separate levels of performance goal targets have been established, each specifying different minimum growth and return rates. Depending upon which of the four performance goal target levels is attained, 25%, 50%, 75% or 100% of the option award will vest and become exercisable.
    Under the 1994 Stock Option Plan for Non-employee Directors (the "Directors' Plan"), the Company grants fixed, non-qualified stock options to directors for up to 1,000,000 shares of common stock. Under the Directors' Plan, directors receive a one-time grant to purchase 10,000 shares of common stock. Directors are also granted each year, on the date of the annual meeting of stockholders, an option to purchase a specified number of shares of common stock (currently 3,500 shares). Options granted under the Directors' Plan become exercisable the day immediately preceding the date of the first annual meeting of stockholders following the date of grant.
    For all plans, the exercise price of the option equals the market value of the Company's common stock on the date of grant. For fixed stock options, the maximum term for each option granted is 10 years. Any performance-based option that remains unvested as of January 29, 2003, will expire.
    For stock options granted subsequent to January 1, 1995, the fair value of each option was estimated on the grant date using the Black-Scholes option-pricing model and the following assumptions: dividend yield of 3.3% in 1997 and 1996 and 3.7% in 1995, expected volatility of 20.2% in 1997, 19.6% in 1996 and 21% in 1995, and expected option life of 5.7 years in 1997 and 5 years in 1996 and 1995. For options granted under the Directors' Plan, the risk-free interest rates were 6.5% in 1997, 6% in 1996 and 6.7% in 1995. For options granted under the 1994 Plan, the risk-free interest rates were 6.2% in 1997, 5.4% in 1996 and 6.4% in 1995. There were no options granted under the Pre-1994 Plans during the three-year period ended December 31, 1997.
    The following is a summary of stock options outstanding, granted, exercised, forfeited and expired under the Company's stock-based compensation plans:

-------------------------------------------------------------------------------------------
                                                                           Weighted
                                                                         Average Price
                                              Shares                       Per Share
                               ---------------------------------   ------------------------
                                    1997        1996        1995     1997     1996     1995
-------------------------------------------------------------------------------------------
Outstanding at beginning
  of period                    5,516,168   5,206,509   6,811,202   $24.30   $22.45   $20.32
Granted                        3,886,701     855,000     126,000    33.55    31.37    26.15
Exercised                       (889,193)   (419,729) (1,472,983)   20.30    14.74    12.45
Forfeited                       (314,700)   (125,612)   (257,710)   28.64    27.68    25.05
Expired                          (27,308)          -           -    22.54        -        -
                               ---------   ---------   ---------   ------   ------   ------
Outstanding at end
  of period                    8,171,668   5,516,168   5,206,509   $28.97   $24.30   $22.45
                               =========   =========   =========   ======   ======   ======
Exercisable at end
  of period                    3,271,168   3,385,268   3,001,109   $23.39   $21.82   $19.84
Non-vested at end of period:
  Fixed                        4,614,000   2,130,900   2,205,400
  Performance-based              286,500           -           -
Weighted average fair
  value of stock options
  granted during the year          $7.21       $5.95       $5.49
-------------------------------------------------------------------------------------------

  The following is a summary of stock options outstanding as of December 31, 1997:

---------------------------------------------------------------------------------------
                     Options Outstanding                          Options Exercisable
---------------------------------------------------------------  ----------------------
                                   Weighted        Weighted                    Weighted
                                    Average         Average                     Average
   Range of         Number of      Remaining     Exercise Price  Number of   Exercise Price
Exercise Prices      Options    Contractual Life   Per Share      Options      Per Share
---------------------------------------------------------------------------------------
$11.20-$16.12         528,332       2.4 years       $13.32         528,332       $13.32
$20.00-$25.38       1,023,439       4.2 years        20.16       1,023,439        20.16
$26.12-$32.50       4,199,696       7.4 years        29.89       1,699,196        28.35
$33.88-$36.44       2,420,201       9.7 years        34.53          20,201        33.88
                    ---------       ---------       ------       ---------       ------
                    8,171,668       7.4 years       $28.97       3,271,168       $23.39
                    =========       =========       ======       =========       ======
---------------------------------------------------------------------------------------

    The Company applies the provisions of Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized by the Company in the accompanying consolidated statements of income for any of the fixed stock options granted. Compensation cost for performance-based options is recognized as expense over the expected vesting period and is adjusted for changes in the market value of the Company's common stock. Compensation cost for the performance-based options amounted to $547,000 in 1997. Had compensation cost for options granted been determined on the basis of the fair value of the awards at the date of grant, consistent with the methodology prescribed by Statement of Financial Accounting Standards No. 123, the Company's net income would have been reduced to the following pro forma amounts for the years ended December 31:

------------------------------------------------------------------------------
Dollars in thousands)                           1997         1996         1995
------------------------------------------------------------------------------
Net income:
  As reported                               $507,886     $291,737     $354,616
  Pro forma                                 $505,601     $291,012     $354,502
------------------------------------------------------------------------------

    Pro forma basic and diluted earnings per share amounts would have been equal to the reported earnings per share amounts for both 1996 and 1995. For 1997, the pro forma basic and diluted earnings per share amounts would have been $2.71 and $2.69, respectively. The pro forma net income and earnings per share amounts reflect only the effect of stock options granted subsequent to January 1, 1995. Accordingly, the pro forma amounts may not be representative of the future effects on reported net income and earnings per share that will result from the future granting of stock options, since the pro forma compensation expense is allocated over the periods in which options become exercisable and new option awards are granted each year.

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

    The outstanding cumulative preferred stock, which is not redeemable at the option of the holder, was as follows at December 31:

-------------------------------------------------------------------------------
                                           Quarterly      Amount Outstanding
                                           Dividend           (Thousands)
                                           Per Share     1997     1996     1995
-------------------------------------------------------------------------------
$25 par value:
  Series A, 5%
    Shares - 39,853 in 1997, 1996 and 1995  $.31 1/4   $  996   $  996   $  996
  Series C, 5%
    Shares - 5,000 in 1997, 1996 and 1995    .31 1/4      125      125      125
  Series E, 6%
    Shares - 32,000 in 1997, 1996 and 1995   .37 1/2      800      800      800
  Series F, 5 1/2%
    Shares - 245,955 in 1997, 1996 and 1995  .34 3/8    6,149    6,149    6,149
  Series H, 6%
    Shares - 12,184 in 1997, 1996 and 1995   .37 1/2      305      305      305
  Series I, 5 1/2%
    Shares - 4,000 in 1997, 1996 and 1995    .34 3/8      100      100      100
  Series J, 6%
    Shares - 1,800 in 1997, 1996 and 1995    .37 1/2       45       45       45
No par value:
  Series C, $2.06 Convertible
    Shares - 25,392 in 1997, 27,137 in 1996
    and 28,855 in 1995                       .51 1/2      635      678      721
                                                       ------   ------   ------
                                                       $9,155   $9,198   $9,241
                                                       ======   ======   ======
-------------------------------------------------------------------------------

    The $25 par value preferred stock may be redeemed at the option of the Company at par value. The no par value Series C preferred shares are convertible at any time prior to redemption into 5.963 shares of the Company's common stock. The rate of conversion is subject to adjustment under certain conditions.
    The outstanding cumulative preferred stock, which is redeemable at the option of the holder, was as follows at December 31:

-------------------------------------------------------------------------------
                                           Quarterly      Amount Outstanding
                                           Dividend           (Thousands)
                                           Per Share     1997     1996     1995
-------------------------------------------------------------------------------
No par value:
  Series A, 7 3/4%
    Shares - 39,400 in 1997, 44,800
      in 1996 and 50,200 in 1995           $1.93 3/4   $3,940   $4,480   $5,020
  Series D, $2.25 Convertible
    Shares - 60,188 in 1997, 70,535
      in 1996 and 73,500 in 1995             .56 1/4    1,685    1,975    2,058
                                                       ------   ------   ------
                                                       $5,625   $6,455   $7,078
                                                       ======   ======   ======
-------------------------------------------------------------------------------

    The Company's Series A preferred stock is redeemed through required annual sinking fund payments. The sinking fund requirements in each of the five years ending December 31, 1998 through 2002 amount to $540,000.
    In addition to redemption at the option of the holder and through required sinking fund payments at the stated value per share, the Company may at its option, under certain conditions, redeem outstanding cumulative preferred stock at varying premiums above par or stated value.
    The Company's Series D stock is convertible at any time prior to redemption into 5.486 shares of the Company's common stock. The rate of conversion is subject to adjustment under certain conditions. During 1997, $290,000 of Series D stock was converted. The stock may be redeemed at the option of the Company or the holder at the $28 per share stated value.

6. Employee Benefit Plans:

The Company has a trusteed, non-contributory, defined benefit pension plan which provides retirement benefits for eligible employees of the Company. Pension benefits are based on an employee's years of service and compensation. The Company's funding policy for the defined benefit contributions is to satisfy the funding requirements of the Employees' Retirement Income Security Act of 1974 ("ERISA"). Certain key officers have unfunded executive compensation agreements that provide retirement benefits in lieu of payments under the Company's pension plan.
    Pension expense (credit), including provision for executive compensation agreements, totaled $(5,327,000) in 1997, $577,000 in 1996 and $5,662,000 in
1995.
    Pension expense (credit) includes the following components:

------------------------------------------------------------------------------
                                                         (Thousands)
                                                ------------------------------
                                                    1997       1996       1995
------------------------------------------------------------------------------
Benefits earned during the year                  $10,415    $12,589    $14,966
Interest cost on projected
  benefit obligation                              24,401     23,597     22,301
Actual return on plan assets                     (65,702)   (40,660)   (61,720)
Net amortization and deferral                     25,559      5,051     30,115
                                                 -------    -------    -------
Pension expense (credit)                         $(5,327)   $   577    $ 5,662
                                                 =======    =======    =======
------------------------------------------------------------------------------

    The following table presents the funded status of the plan at December 31:

-------------------------------------------------------------------------------
                                                     (Thousands)
                                                -------------------
                                                    1997       1996
-------------------------------------------------------------------------------
Actuarial present value of accumulated benefit
  obligation, including vested benefits
  of $288,973 in 1997 and $257,236 in 1996      $299,075   $266,348
                                                --------   --------
Actuarial present value of projected
  benefit obligation                             352,405    313,878
Plan assets at fair value                        444,326    394,533
                                                --------   --------
Plan assets in excess of projected benefit
  obligation                                      91,921     80,655
Unrecognized net gain                            (50,665)   (44,689)
Remaining unrecognized prior service cost         (3,198)    (4,315)
Unrecognized transition asset being
  amortized over 16 years                         (7,100)    (8,283)
                                                --------   --------
Prepaid pension expense                         $ 30,958   $ 23,368
                                                ========   ========
-------------------------------------------------------------------------------

    Actuarial assumptions used to calculate the projected benefit obligations were 7.25% for the settlement rate in 1997 and 7.75% in 1996, and 5% for future compensation level increases in 1997 and 1996. The investment earnings rate was 9% in 1997 and 1996. The changes in the actuarial present value of the accumulated benefit obligation and the projected benefit obligation for 1997 primarily resulted from the decrease in the settlement rate assumption. Assets of the plan consist primarily of listed stocks, including common stock of the Company amounting to $25.3 million and $19.2 million at December 31, 1997 and 1996, respectively, and corporate and government debt.
    The Company has a non-contributory defined contribution plan in the form of profit-sharing arrangements for eligible employees, except bargaining unit employees. The amount of profit-sharing contributions to the plan is determined annually by the Company's Board of Directors. Profit-sharing expense amounted to $22.8 million in 1997, $20.4 million in 1996 and $28.7 million in 1995.
    The Company also sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees, except bargaining unit employees. Employees may elect to contribute to the plan a portion of their eligible pretax compensation up to certain limits as specified by the plan. The Company also makes annual contributions to the plan. Amounts contributed by the Company to the plan amounted to $9.1 million in 1997, $9.4 million in 1996 and $3.4 million in 1995.

7. Postretirement Benefits Other Than Pensions:

The Company provides postretirement healthcare and life insurance benefits for eligible employees. The healthcare benefit is based on comprehensive hospital, medical and surgical benefit provisions, while the life insurance is based on annual earnings at the time of retirement. The employees share in the cost of these benefits. The Company is not currently funding these plans.
    The postretirement expense includes the following components:

----------------------------------------------------------------------
                                                    (Thousands)
                                              ------------------------
                                                1997     1996     1995
----------------------------------------------------------------------
Benefits earned                               $   59   $  102   $  112
Amortization of transition obligation            976      976      976
Other amortization and deferral                 (115)      40     (918)
Interest cost on accumulated
  postretirement benefit obligation            2,650    2,719    2,454
                                              ------   ------   ------
Postretirement expense                        $3,570   $3,837   $2,624
                                              ======   ======   ======
----------------------------------------------------------------------

     The following table presents the plan status at December 31:

----------------------------------------------------------------------
                                                          (Thousands)
                                                      ----------------
                                                         1997     1996
----------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                            $41,522  $34,337
  Fully eligible active plan participants                 790      709
  Other active plan participants                        1,372    1,119
                                                      -------  -------
Total accumulated postretirement benefit obligation    43,684   36,165
Unrecognized net gain (loss)                           (5,477)   5,162
Unrecognized prior service cost                          (673)    (712)
Unrecognized transition obligation being amortized
  over 20 years                                       (14,638) (15,614)
                                                     -------- --------
Accrued postretirement benefit obligation             $22,896  $25,001
                                                      =======  =======
----------------------------------------------------------------------

    Actuarial assumptions used to calculate the accumulated postretirement benefit obligation were 7.25% for the weighted average discount rate in 1997 and 7.75% for 1996, and 9% for the healthcare cost trend rate in 1997 and 10% for 1996, decreasing on a graduated basis to an ultimate rate of 6% in the year 2000. A one percentage point change in the assumed healthcare cost trend rate for each future year would change the postretirement benefit cost by approximately $147,000 for the year ended December 31, 1997, and the accumulated postretirement benefit obligation as of December 31, 1997, by approximately $2.6 million.

8. Provision to Reduce Carrying Value of Certain Assets:

During the second quarter of 1997, the Company recorded a pretax write-down of $16.9 million to reflect the fair value less cost to sell its product distribution segment's wire and cable subsidiary, HWC Distribution Corp. ("HWC"). The sale of HWC was completed in May 1997. The net income impact of this write-down resulted in a decrease in net income of $11.7 million or $.06 per share for the year ended December 31, 1997.
    During the third quarter of 1996, the Company incurred non-cash, pretax charges of $120.3 million to write down the carrying value of certain assets. In accordance with the Company's plan to dispose of its wire and cable subsidiary, the Company recorded a pretax write-down of $45.3 million in the carrying value of goodwill related to HWC. In addition, the information services segment recorded a pretax write-down of $53.0 million, primarily consisting of an adjustment to the carrying value of certain capitalized software development costs. The write-down of software resulted from performing a net realizability evaluation of software-related products that have been impacted by changes in software and hardware technologies. Finally, due to current and projected future operating losses sustained by its community banking operations, information services also recorded a pretax write-down of $22.0 million to adjust the carrying value of these operations to their estimated fair value based upon projections of future cash flows. The net income impact of these write-downs resulted in a decrease in net income of $72.7 million or $.38 per share for the year ended December 31, 1996.
    Operating results of the wire and cable subsidiary included in the Company's consolidated results of operations were as follows:

-------------------------------------------------------------------------------
                                                        (Thousands)
                                              ---------------------------------
                                                 1997         1996         1995
-------------------------------------------------------------------------------
Revenues and sales                            $42,847     $156,536     $158,605
Operating income                              $ 1,473     $  7,919     $ 11,039
-------------------------------------------------------------------------------

9. Gain on Disposal of Assets, Write-down of Assets and Other:

During the third quarter of 1997, the Company recorded a pretax gain of $34.4 million primarily related to the sale of its investment in a software company. During the second quarter of 1997, the Company recorded a pretax gain of $156.0 million from the sale of a portion of its investment in WorldCom, Inc. common stock. Proceeds from the sale of this stock amounted to $185.9 million. During the first quarter of 1997, the Company recorded a pretax gain of $16.2 million from the sale of information services' healthcare operations. The net income impact from these transactions resulted in an increase of $119.9 million in net income or $.64 per share for the year ended December 31, 1997.
    During the first quarter of 1996, the Company recorded a pretax gain of $15.3 million from the sale of wireline properties in Nevada to Citizens Utilities Company ("Citizens"). The Company also incurred $15.8 million of termination fees related to the early retirement of $200 million of long-term debt, and the Company realized a pretax loss of $1.8 million related to the withdrawal of its investment in GO Communications Corporation. The net income impact from these transactions resulted in a decrease of $.01 per share for the year ended December 31, 1996.
    During 1995, the Company recorded pretax gains of $49.8 million on the sale of its wireline properties in Arizona, California, New Mexico, Oregon, Tennessee, Utah and West Virginia to Citizens. In addition, the Company incurred $14.0 million of termination fees related to the early retirement of $200 million of long-term debt. Finally, the Company recorded an additional pretax write-down of $5.0 million to reflect the net realizable value of its information services segment's check processing operations. The net income impact from these transactions resulted in an increase of $19.8 million in net income or $.10 per share for the year ended December 31, 1995.

10. Income Taxes:

Income tax expense was as follows:
                                                         (Thousands)
                                            ----------------------------------
                                                1997         1996         1995
------------------------------------------------------------------------------
Federal                                     $276,171     $141,320     $181,947
State and other                               44,644       28,383       35,243
                                            --------     --------     --------
                                            $320,815     $169,703     $217,190
                                            ========     ========     ========
------------------------------------------------------------------------------

    The federal income tax expense consists of the following:

                                                         (Thousands)
                                            ----------------------------------
                                                1997         1996         1995
------------------------------------------------------------------------------
Currently payable                           $214,204     $141,035     $128,589
Deferred                                      66,890        9,218       62,614
Investment tax credit amortized               (4,923)      (8,933)      (9,256)
                                            --------     --------     --------
                                            $276,171     $141,320     $181,947
                                            ========     ========     ========
------------------------------------------------------------------------------

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
                                                1997         1996         1995
------------------------------------------------------------------------------
Statutory income tax rates                     35.0%        35.0%        35.0%
Increase (decrease):
  Investment tax credit                        (0.6)        (1.9)        (1.6)
  State income taxes, net of
    federal benefit                             3.5          4.0          4.0
    Other items                                 0.8         (0.3)         0.6
                                               -----        -----        -----
Effective income tax rates                     38.7%        36.8%        38.0%
                                               =====        =====        =====
------------------------------------------------------------------------------

    The significant components of the Company's net deferred income tax liability were as follows at December 31:

                                                  (Thousands)
                                            ---------------------
                                                1997         1996
------------------------------------------------------------------------------
Property, plant and equipment               $426,705     $413,640
Capitalized computer software                 80,466       71,609
Unrealized holding gain on investments       196,634      231,982
Other, net                                   (38,332)     (42,344)
                                            --------     --------
   Total                                    $665,473     $674,887
                                            ========     ========
------------------------------------------------------------------------------

    At December 31, 1997 and 1996, total deferred tax assets were $176.0 million and $201.1 million, respectively, and total deferred tax liabilities were $841.5 million and $876.0 million, respectively.

11. Other Income, Net:

The components of other income, net were as follows:

-----------------------------------------------------------------------------
                                                           (Thousands)
                                                  ---------------------------
                                                     1997      1996      1995
-----------------------------------------------------------------------------
Equity earnings in unconsolidated partnerships    $35,557   $31,353   $20,282
Minority interest in consolidated partnerships    (41,237)  (37,538)  (28,997)
Capitalized interest during construction           11,539     5,160     6,221
Interest and dividend income                          524       500     1,052
Other non-operating income (expense)               (1,147)    3,450     3,923
                                                  -------   -------   -------
                                                  $ 5,236   $ 2,925   $ 2,481
                                                  =======   =======   =======
-----------------------------------------------------------------------------

12.  QUARTERLY FINANCIAL INFORMATION - (Unaudited)

---------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands,
 except per share amounts)                        1997                                                1996
---------------------------------------------------------------------------------------------------------------------------------
                                Total       4th       3rd       2nd       1st       Total       4th       3rd       2nd       1st
                           ----------  --------  --------  --------  --------  ----------  --------  --------  --------  --------
Revenues and sales         $3,263,563  $848,632  $813,746  $816,880  $784,305  $3,192,418  $806,301  $807,398  $804,453  $774,266
Operating income           $  747,024  $202,919  $190,721  $172,159  $181,225  $  591,625  $183,735  $ 55,835  $180,890  $171,165
Net income                 $  507,886  $110,224  $122,064  $173,890  $101,708  $  291,737  $ 96,932  $ 18,824  $ 91,908  $ 84,073
Preferred dividends             1,008       243       251       256       258       1,071       258       265       274       274
                           ----------  --------  --------  --------  --------  ----------  --------  --------  --------  --------
Net income applicable to
  common shares            $  506,878  $109,981  $121,813  $173,634  $101,450  $  290,666  $ 96,674  $ 18,559  $ 91,634  $ 83,799
                           ==========  ========  ========  ========  ========  ==========  ========  ========  ========  ========

Earnings per share:
  Basic                         $2.72      $.60      $.65      $.93      $.54       $1.53      $.51      $.10      $.48      $.44
  Diluted                       $2.70      $.59      $.65      $.92      $.54       $1.52      $.51      $.10      $.47      $.44

From current businesses1:
  Revenues and sales       $3,220,716  $848,632  $813,746  $805,563  $752,775  $2,921,363  $739,755  $739,731  $735,897  $705,980
  Operating income         $  762,425  $202,919  $190,721  $188,699  $180,086  $  700,241  $176,548  $173,072  $181,824  $168,797
  Net income               $  398,897  $110,224  $ 99,495  $ 97,348  $ 91,830  $  359,505  $ 93,044  $ 89,842  $ 92,584  $ 84,035
  Basic earnings per share      $2.14      $.60      $.53      $.52      $.49       $1.89      $.49      $.47      $.49      $.44
  Diluted earnings per share    $2.12      $.59      $.53      $.51      $.49       $1.88      $.49      $.47      $.48      $.44

Dividends per common share     $1.115      $.29     $.275     $.275     $.275      $1.055     $.275      $.26      $.26      $.26
---------------------------------------------------------------------------------------------------------------------------------

1 Excludes the sold wireline, healthcare, wire and cable operations and the provision to reduce carrying value of certain assets, gain on disposal of assets and other.

Note:  A.  Third quarter 1997 net income includes a pretax gain of $34.4 million primarily related to the sale of the Company's investment in a software company. This gain increased net income by $22.6 million or $.12 per share. (See Note 9.)
       B.  Second quarter 1997 operating income includes a pretax write-down of $16.9 million to reflect the fair value less cost to sell the Company's wire and cable operations. In addition, the Company recorded a pretax gain of $156.0 million from the sale of a portion of its investment in WorldCom, Inc. common stock. These transactions increased net income by
           $76.4 million or $.41 per share. (See Notes 8 and 9.)
       C.  First quarter 1997 net income includes a pretax gain of $16.2 million from the sale of information services' healthcare operations. This transaction increased net income by $9.2 million or $.05 per share. (See Note 9.)
       D.  Third quarter 1996 operating income includes pretax write-downs of $45.3 million and $22.0 million in the carrying value of the Company's wire and cable operations and the information services segment's community banking operations, respectively. In addition, the information services segment recorded a pretax write-down of $53.0 million to reflect the net realizable value of certain capitalized software development costs. These transactions decreased net income by
           $72.7 million or $.38 per share. (See Note 8.)
       E.  First quarter 1996 net income includes a pretax gain of $15.3 million from the sale of certain wireline properties,
           $15.8 million of termination fees related to the early retirement of long-term debt and a pretax loss of $1.8 million from the withdrawal of an investment. These transactions decreased net income by $1.5 million or $.01 per share.
           (See Note 9.)
       F.  All adjustments necessary for a fair presentation of results for each period have been included.

                                       39
                                       65


Investor Information

Corporate Headquarters                Shareholder Services
ALLTEL Corporation                    General questions about accounts,
One Allied Drive                      stock certificates or dividends
Little Rock, Arkansas 72202           should be directed to the
501.905.8000                          Shareholder Services Department
www.alltel.com                        50 Executive Parkway, Hudson, Ohio 44236.
                                      (toll-free) 888.838.4188


Annual Meeting                        Annual Report and Form 10-K Requests
The Annual Meeting of ALLTEL          The 1997 Annual Report is available
Corporation stockholders will         electronically from the Company's web
be held at 11 a.m. (CDT) on           site at www.alltel.com. The report and
Thursday, April 23, 1998, a           the Form 10-K Annual Report filed with
Arkansas' Excelsior Hotel             the Securities and Exchange Commission
Ballroom Level, Three Statehouse      are available without charge to
Plaza, Little Rock, Arkansas          stockholders upon request to the
                                      Shareholder Services Department,
                                      50 Executive Parkway, Hudson, Ohio 44236.
Transfer Agent, Registrar and         (toll-free) 888.838.4188
Dividend Disbursing Agent
First Union National Bank of
North Carolina                        Dividend Reinvestment and Stock
Customer Service                      Purchase Plan
1525 West W.T. Harris Blvd. 3C3       ALLTEL offers a Dividend Reinvestment and
Charlotte, North Carolina             Stock Purchase Plan for registered common
28288-1153                            stockholders. In addition to reinvesting
                                      dividends, the plan allows participants
                                      to invest cash toward the purchase of
Investor Relations                    ALLTEL common stock. Additional
Information requests from             information about dividend reinvestment
investors, security analysts and      may be obtained from the Shareholder
other members of the investment       Services Department.
community should be addressed to
Shawne Leach, Vice President-
Investor Relations, One Allied        Electronic Dividend Deposit
Drive, Little Rock, Arkansas          ALLTEL offers Electronic Dividend Deposit
72202.                                to registered common stockholders.
501.905.8999  fax 501.905.5444        Electronic deposit allows dividend
                                      payments to be automatically deposited
                                      into a checking or savings account and
Common Stock Price and                eliminates the inconvenience of delayed
Dividend Information                  or lost dividend checks. More information
Ticker Symbol       AT                about Electronic Dividend Deposit may
Newspaper Listings  ALLTEL, ALTEL     be obtained from the Shareholder Services
                                      Department.


Market Price
---------------------------------------------------
                                           Dividend
Year   Qtr.   High     Low       Close     Declared
---------------------------------------------------
1997   4th    41 5/8   33 3/16   41 1/16   .29
       3rd    35 1/2   30 15/16  34 1/2    .275
       2nd    34 3/8   29 3/4    33 7/16   .275
       1st    36 3/4   30 5/8    32 1/2    .275

1996   4th    32 3/4   27 1/2    31 3/8    .275
       3rd    30 7/8   26 5/8    27 7/8    .26
       2nd    33 1/8   29 1/4    30 3/4    .26
       1st    35 5/8   28 1/4    30 7/8    .26
---------------------------------------------------

The common stock is listed and traded on the New York and Pacific Stock exchanges. The above table reflects the range of high, low and closing prices as reported by Dow Jones & Company, Inc.

                                       41
                                       66