Form 10-K405, Exhibit 13
period 1999-12-31
ALLTEL CORP
filed 2000-03-03
CIK 65873

EXHIBIT 13
                    PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS
                           FOR THE YEAR ENDED DECEMBER
                            31, 1999 (incorporated by
                           reference into this filing)




                                                   Annual Report    Form 10-K
                                                    Page Number    Page Number
Management's Discussion and Analysis of
  Financial Condition and Results of Operations        29-38           36-55

Report of Independent Public Accountants                 39              56

Selected Financial Data                                  40              57

Consolidated Statements of Income                        41              58

Consolidated Balance Sheets                            42-43           59-60

Consolidated Statements of Cash Flow                     44             61

Consolidated Statements of Shareholders' Equity          45             62

Notes to Consolidated Financial Statements             46-57           63-82

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

1999 marked a year in which ALLTEL Corporation ("ALLTEL" or the "Company") achieved solid financial results while continuing to enter new telecommunications markets. Through strategic acquisitions, ALLTEL expanded its market presence and currently offers wireless and wireline local, long-distance, network access and Internet services to customers in 25 states. Operating results reflect strong market demand for the Company's communications services as highlighted by the strong performance of ALLTEL's wireless and wireline businesses.

Completion of Mergers
---------------------
On September 30, 1999, ALLTEL completed mergers with Liberty Cellular, Inc. ("Liberty"), which operates under the name Kansas Cellular, and its affiliate KINI L.C. under definitive merger agreements entered into on June 22, 1999. Under terms of the merger agreements, the outstanding stock of Liberty and the outstanding ownership units of KINI L.C. were exchanged for approximately 7.0 million shares of ALLTEL's common stock. On July 2, 1999, the Company completed its merger with Aliant Communications Inc. ("Aliant") under a definitive merger agreement entered into on December 18, 1998. Under terms of the merger agreement, Aliant became a wholly-owned subsidiary of ALLTEL, and each outstanding share of Aliant common stock was converted into the right to receive
 .67 shares of ALLTEL common stock, 23.9 million common shares in the aggregate. Each of these mergers qualified as a tax-free reorganization and has been accounted for as a pooling-of-interests. Accordingly, all prior-period financial information included in this Annual Report has been restated to include the accounts and results of operations of Aliant, Liberty and KINI L.C. The consolidated financial statements presented include certain eliminations and reclassifications to conform the accounting and financial reporting policies of ALLTEL, Aliant, Liberty and KINI L.C.
         In January 1999, the Company completed a merger with Standard Group, Inc. ("Standard"), a communications company serving customers in Georgia. To expand its information services business, the Company also completed mergers with Advanced Information Resources, Limited ("AIR") and Southern Data Systems ("Southern Data") in September 1999. In connection with these mergers, approximately 6.5 million shares of ALLTEL common stock were issued. All three mergers qualified as tax-free reorganizations and were accounted for as poolings-of-interests. Prior-period financial information has not been restated since the operations of the three acquired companies are not significant to ALLTEL's consolidated financial statements on either a separate or aggregate basis. The accompanying consolidated financial statements include the accounts and results of operations of Standard, AIR and Southern Data from the date of acquisition. (See Note 2 to the consolidated financial statements for additional information regarding the merger transactions.)

Consolidated Results of Operations
----------------------------------
Revenues and sales increased $675.5 million or 12 percent in 1999, $719.8 million or 15 percent in 1998 and $343.6 million or 8 percent in 1997. Operating income increased $499.2 million or 49 percent in 1999, decreased $103.3 million or 9 percent in 1998 and increased $220.2 million or 24 percent in 1997. Growth in revenues and sales in 1998 and 1997 was affected by the May 1997 sale of the Company's wire and cable subsidiary, HWC Distribution Corp. ("HWC"), and the January 1997 sale of information services' healthcare operations. In addition to these dispositions, operating income growth for all three years was also affected by merger and integration expenses and other charges. Adjusted to


                                       29
                                       36
exclude the results from operations for the asset dispositions and to exclude the impact of the merger and integration expenses and other charges, revenues and sales would have increased $762.7 million or 16 percent in 1998 and $572.4 million or 13 percent in 1997, and operating income would have increased $282.7 million or 21 percent in 1999, $188.3 million or 16 percent in 1998, and $125.7 million or 12 percent in 1997.
         Net income increased $180.5 million or 30 percent in 1999, decreased $49.4 million or 8 percent in 1998 and increased $245.8 million or 60 percent in 1997. Basic and diluted earnings per share both increased 27 percent in 1999, decreased 7 percent in 1998 and increased 61 percent in 1997. Reported net income and earnings per share include the effects of the asset dispositions, merger and integration expenses and other charges, as well as several non-recurring and unusual items further discussed below. Excluding the impact in each year of the asset dispositions and the non-recurring and unusual items, net income would have increased $162.4 million or 25 percent in 1999, $118.2 million or 22 percent in 1998 and $67.4 million or 14 percent in 1997, and basic and diluted earnings per share would have increased 22 percent and 21 percent, respectively in 1999, increased 23 percent and 22 percent, respectively in 1998, and both would have increased 14 percent in 1997.

ALLTEL Performance from Operations
----------------------------------
(Two pie charts depicting the following information)

Total Revenues and Sales
------------------------
Wireless                           $2,743,251
Wireline                           $1,677,457
Emerging business                  $  280,250
Information Services               $1,245,503
Other operations                   $  579,818
------------------------------------------------
  Total revenues and sales         $6,302,271(A)
------------------------------------------------

(A) - in thousands, net of intercompany eliminations

Total Operating Income
----------------------
Communications                     $1,458,301
Information services               $  175,316
Other operations                   $   21,561
------------------------------------------------
Total operating income             $1,615,627(B)
------------------------------------------------

(B) - in thousands includes corporate expenses and merger and integration and other charges



                                       29
                                       37

         Operating income, net income and earnings per share adjusted for the asset dispositions, and the non-extraordinary, non-recurring and unusual items are summarized in the following tables:

------------------------------------------------------------------------------------------------------

(Thousands, except per share amounts)                       1999              1998               1997
------------------------------------------------------------------------------------------------------
Operating income, as reported                          $1,525,107        $1,025,927         $1,129,191
Disposition of wire and cable operations                        -                 -             (1,416)
Non-recurring and unusual items:
     Merger and integration expenses
         and other charges                                 90,520           252,000                  -
     Provision to reduce carrying value
         of certain assets                                      -            55,000             16,874
                                                       ----------        ----------         ----------
Operating income, as adjusted                          $1,615,627        $1,332,927         $1,144,649
-------------------------------------------------------------------------------------------------------
Net income, as reported                                $  783,634        $  603,127         $  652,481
Disposition of wire and cable operations                        -                 -               (838)
Non-recurring and unusual items, net of tax:
    Merger and integration expenses
         and other charges                                 66,044           200,995                  -
    Provision to reduce carrying value
         of certain assets                                      -            33,605             11,744
         Gain on disposal of assets                       (27,185)         (179,770)          (121,485)
    Termination fees on early
         retirement of long-term debt                           -             2,097                  -
                                                       ----------        ----------         ----------
Net income, as adjusted                                $  822,493        $  660,054           $541,902
-------------------------------------------------------------------------------------------------------
                                                           Basic                           Diluted
                                                 -------------------------      ---------------------------
                                                  1999      1998      1997       1999       1998       1997
-----------------------------------------------------------------------------------------------------------
Earnings per share, as reported                  $2.50     $1.97     $2.12      $2.47      $1.95     $2.10
Non-recurring and unusual items, net of tax:
    Merger and integration expenses
         and other charges                         .21       .66         -        .20        .65         -
    Provision to reduce carrying value
         of certain assets                           -       .11       .04          -        .11       .04
    Gain on disposal of assets                    (.08)     (.59)     (.40)      (.08)      (.58)     (.39)
    Termination fees on early
         retirement of long-term debt                -       .01         -          -        .01         -
                                                 -----     -----     -----      -----      -----     -----
Earnings per share, as adjusted                  $2.63     $2.16     $1.76      $2.59      $2.14     $1.75
-----------------------------------------------------------------------------------------------------------


         The operating income, net income and earnings per share impact of the asset dispositions and the non-recurring and unusual items have been presented as supplemental information only. The non-recurring and unusual items reflected in the above tables are discussed below in reference to the caption in the consolidated statements of income in which they are reported.

Merger and Integration Expenses and Other Charges
-------------------------------------------------
During the third quarter of 1999, the Company recorded a pretax charge of $90.5 million in connection with its mergers with Aliant, Liberty, AIR and Southern Data and with certain loss contingencies and other restructuring activities. The merger and integration expenses total $73.4 million and consist of professional and financial advisors' fees of $24.4 million, severance and employee-related expenses of $15.4 million and other integration costs of $33.6 million. The other integration costs include $12.5 million of lease termination costs, $10.2 million of costs associated with the early termination of certain service obligations, and a $4.6 million write-down in the carrying value of certain in-process and other software development assets that have no future alternative use or functionality. The other integration costs also include branding and signage costs of $4.1 million and other expenses of $2.2 million incurred in the


                                       30
                                       38
third quarter. The lease termination costs consist of a cancellation fee of $7.3 million to terminate the Company's contractual commitment to lease building space previously occupied by the former 360 Communications Company
("360") operations acquired in 1998, a $4.1 million write-off of capitalized leasehold improvements and $1.1 million in other disposal costs. The contract termination fees include $5.2 million related to long-term contracts with an outside vendor for customer billing services to be provided to the Aliant and Liberty operations. As part of its integration plan, ALLTEL will convert both the Aliant and Liberty operations to its own internal billing system. Conversion of the Liberty operations was completed in November 1999, and conversion of the Aliant operations will be completed by June 2000. The Company also recorded an additional $5.0 million charge to reflect the actual cost of terminating its contract with Convergys Corporation ("Convergys") for customer billing services to be provided to the former 360 operations. In
September 1999, ALLTEL and Convergys agreed to a final contract termination fee of $55.0 million, of which $50.0 million was recorded in 1998, as discussed below. Through December 31, 1999, the Company had paid $30.0 million of the termination fee with the remaining payments due in installments through 2001. In addition to the termination fee, the Company will continue to pay Convergys for processing customer accounts until all customers are switched to ALLTEL's billing system, which is expected to be completed in 2001. Payments for the continuing processing services will be expensed as incurred.
         In connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded a restructuring charge of $17.1 million consisting of $10.8 million in severance and employee benefit costs related to a planned workforce reduction and $6.3 million in lease termination costs related to the consolidation of certain operating locations. The lease termination costs represent the minimum estimated contractual commitments over the next one to four years for leased facilities that the Company has abandoned.
         In 1998, the Company recorded transaction costs and one-time charges totaling $252.0 million on a pretax basis related to the closing of its merger with 360. The merger and integration expenses included professional and financial advisors' fees of $31.5 million, severance and employee-related expenses of $48.7 million and integration costs of $171.8 million. The integration costs included several adjustments resulting from the redirection of a number of strategic initiatives based on the merger with 360 and ALLTEL's expanded wireless presence. These adjustments included a $60.0 million write-down in the carrying value of certain in-process software development assets, $50.0 million of costs associated with the early termination of certain service obligations, branding and signage costs of $20.7 million, an $18.0 million write-down in the carrying value of certain assets resulting from a revised Personal Communications Services ("PCS") deployment plan, and other integration costs of $23.1 million. The estimated cost of contract termination was related to a long-term contract with Convergys for billing services to be provided to the 360 operations. The $50.0 million of costs recorded represented the present value of the estimated profit to the vendor over the remaining term of the contract and was the Company's best estimate of the cost of terminating the contract prior to the expiration of its term. As previously noted, the Company and Convergys agreed upon a termination fee of $55.0 million. The $18.0 million write-down in the carrying value of certain PCS-related assets included approximately $15.0 million related to cell site acquisition and improvement costs and capitalized labor and engineering charges that were incurred during the initial construction phase of the PCS buildout in three markets. As a result of the merger with 360, ALLTEL elected not to continue to complete construction of its PCS network in these three markets. The remaining $3.0 million of the PCS-related write-down represented cell site lease termination fees.


                                       30
                                       39

         At December 31, 1999, the remaining unpaid liability related to the Company's merger and integration and restructuring activities was $66.5 million consisting of contract termination fees of $29.9 million, severance and employee-related expenses of $26.7 million, lease cancellation and termination costs of $5.8 million, and other integration costs of $4.1 million. Of the remaining contract termination fees, $24.9 million will be paid in 2000 and $5.0 million in 2001. Cash outlays for the remaining employee-related expenses, contract and lease termination fees and the other integration costs are expected to be completed by September 2000. Funding for the unpaid merger and integration and restructuring liability will be internally financed from operating cash flows. As a result of its integration and restructuring efforts, ALLTEL expects to realize savings through a reduction in operating expenses of approximately $128 million in 2000. Of the total savings expected to be realized, ALLTEL estimates 40 percent of the cost savings will result from a reduction in duplicative salaries and employee benefits, 20 percent from a reduction in variable network expenses, 20 percent from volume purchase discounts, 10 percent from a reduction in branding and advertising costs and 10 percent from a reduction in information technology expenses. (See Note 9 to the consolidated financial statements for additional information regarding the merger and integration expenses and other charges).

Provision to Reduce Carrying Value of Certain Assets
----------------------------------------------------
During the third quarter of 1998, the Company recorded a $55.0 million non-recurring operating expense related to its contract with GTE Corporation ("GTE"). This expense represents a reduction in the cumulative gross margin earned under the GTE contract. Due to its pending merger with Bell Atlantic Corporation ("Bell Atlantic"), GTE re-evaluated its billing and customer care requirements, modified its billing conversion plans and is purchasing certain processing services from ALLTEL for an interim period. During 1997, ALLTEL recorded a pretax write-down of $16.9 million to reflect the fair value less cost to sell its wire and cable subsidiary, HWC. (See Note 10 to the consolidated financial statements for additional information regarding these charges).

Gain on Disposal of Assets and Other
------------------------------------
During the fourth quarter of 1999, ALLTEL recorded a pretax gain of $43.1 million from the sale of a portion of its investment in MCI WorldCom, Inc. ("MCI WorldCom") common stock. During 1998, the Company recorded pretax gains of $265.7 million from the sale of a portion of its investment in MCI WorldCom common stock. The Company also recorded a pretax gain of $30.5 million resulting from the sale of its ownership interest in an unconsolidated partnership. In addition, the Company incurred termination fees of $3.5 million related to the early retirement of long-term debt.
         During 1997, ALLTEL recorded a pretax gain of $156.0 million from the sale of a portion of its investment in MCI WorldCom common stock. In addition, the Company recorded a pretax gain of $34.4 million primarily related to the sale of its investment in a software company, a pretax gain of $16.2 million from the sale of information services' healthcare operations, and a pretax gain of $3.0 million from the sale of its ownership interests in two unconsolidated partnerships. (See Note 11 to the consolidated financial statements for additional information regarding these non-recurring and unusual items.)


                                       31

Results of Operations by Business Segment
Communications-Wireless Operations
------------------------------------------------------------------
(Dollars in millions)               1999         1998         1997
------------------------------------------------------------------
Revenues and sales              $2,743.3     $2,339.8     $1,986.8
Operating income                $  886.5     $  674.6     $  506.9
Total customers                5,018,614    4,452,049    3,824,094
Market penetration rate            12.8%        11.4%        10.2%
Churn                               2.2%         2.1%         2.0%
------------------------------------------------------------------
Wireless revenues and sales increased $403.5 million or 17 percent in 1999, $353.0 million or 18 percent in 1998 and $319.9 million or 19 percent in 1997. Operating income increased $211.9 million or 31 percent in 1999, $167.7 million or 33 percent in 1998 and $96.9 million or 24 percent in 1997. Customer growth continued, as the number of customers increased 13 percent over 1998, compared to annual growth rates in customers of 16 percent in 1998 and 19 percent in 1997. During 1999, ALLTEL purchased wireless properties in Alabama and Colorado and acquired a majority ownership interest in a wireless property in Illinois. In addition, the Company also increased its ownership interest in the Richmond, Va., market to 100 percent through the exchange of its minority interest investment in the Orlando, Fla., market. These transactions accounted for approximately 140,000 of the overall increase in wireless customers that occurred during 1999. Including the effects of the acquisitions, ALLTEL placed 1,893,000 gross units in service in 1999, compared to 1,695,000 units in 1998 and 1,450,000 units in 1997. While the rate of customer growth has declined, the overall market penetration rate (number of customers as a percentage of the total population in ALLTEL's service areas) has increased.
         Wireless revenues and sales increased in all periods primarily due to the growth in ALLTEL's customer base. Increases in local airtime, roaming and long-distance revenues, reflecting higher volumes of network usage and the acquisition of new wireless properties and increased ownership interests in existing wireless properties, also contributed to the growth in revenues and sales in all periods. The acquisitions of wireless properties in Alabama and Colorado and the additional ownership interests acquired in Richmond, Va., and Illinois accounted for approximately $80.2 million of the increase in revenues and sales in 1999. As a result of the increased usage in the Company's network facilities, average monthly revenue per customer increased slightly in 1999 and 1998 to $48 and $47, respectively. Average monthly revenue per customer was $46 for 1997, a decline of 8 percent from 1996. The decline in average monthly revenue per customer in 1997 was primarily due to the migration of existing customers to lower rate plans, increased penetration into lower-usage market segments and a reduction in roaming revenue rates. During 1997, as a result of competition in its service areas, ALLTEL increased its offering of monthly service plans, which had lower base access rates and included more packaged airtime minutes. The Company expects average monthly revenue per customer will continue to be affected by the industry-wide trends of decreased roaming revenue rates and continued penetration into lower-usage market segments. In addition, the growth rate of new customers is expected to decline as the Company's wireless customer base grows. Accordingly, future revenue growth will be dependent upon ALLTEL's success in maintaining customer growth in existing markets, increasing customer usage of the Company's network and providing customers with enhanced products and services.
         Operating income increased in all periods primarily due to the growth in revenues and sales. A reduction in customer service-related expenses and reduced losses realized on the sale of wireless equipment also contributed to the growth in operating income for 1999. The reduction in customer

                                       31
service-related expenses reflects cost savings realized from the merger with 360 and the elimination of certain duplicative salaries and other employee benefit costs. Partially offsetting the increase in operating income for 1999 attributable to revenue growth, lower customer service expenses and improved margins from equipment sales were increases in selling and marketing costs, including advertising and sales commissions, reflecting expanded competition in ALLTEL's service areas from other wireless service providers. Increased data processing charges and other network-related expenses consistent with the growth in customers and network traffic also affected operating income growth in 1999. In addition to revenue growth, operating income for 1998 and 1997 also reflects improved margins realized on the sale of wireless equipment, reductions in branding and other advertising costs and declines in losses sustained from fraud. The reduction in branding and other advertising costs in 1998 reflects savings realized as a result of the merger with 360, as ALLTEL ceased promotion of the 360 brand name. Branding and other advertising costs declined in 1997 due to a decrease in promotional activities. Growth in operating income in 1998 and 1997 was also affected by increases in sales commissions, customer service-related expenses and general and administrative expenses consistent with the overall growth in revenues and sales. Losses sustained from fraud decreased in all periods primarily due to the Company's continuing efforts to control unauthorized usage of its customers' wireless telephone numbers that results in unbillable fraudulent roaming activity. Depreciation and amortization expense also increased in all periods primarily due to growth in wireless plant in service.
         The cost to acquire a new wireless customer represents sales, marketing and advertising costs and the net equipment cost for each new customer added. The cost to acquire a new wireless customer was $309, $290 and $281 for 1999, 1998 and 1997, respectively. The increase in 1999 reflects increased advertising, commissions and other selling and marketing costs noted above. Increased equipment costs consistent with the migration of customers to higher-priced digital phones also contributed to the increase in 1999. The increase in cost to acquire a new customer for 1998 reflects increased commissions paid to national dealers, resulting from increased sales from external distribution channels, partially offset by reductions in branding and other advertising costs, as noted above. The cost to acquire a new customer decreased in 1997 primarily due to reduced branding and advertising costs, as well as the effect of distributing costs over a larger number of customers acquired when compared to the corresponding prior-year period. Although the Company intends to continue to utilize its large dealer network, ALLTEL has expanded its internal sales distribution channels to include its own retail stores and kiosks located in shopping malls and other retail outlets. Incremental sales costs at a Company retail store or kiosk are significantly lower than commissions paid to national dealers. Accordingly, ALLTEL intends to manage the costs of acquiring new customers by continuing to expand and enhance its internal distribution channels.

Communications-Wireline Operations
----------------------------------------------------------------------------
(Dollars in millions)                   1999            1998            1997
----------------------------------------------------------------------------
Local service                       $  770.2        $  681.0        $  624.5
Network access and long-distance       779.0           698.6           678.3
Miscellaneous                          128.3           119.6           113.5
                                    --------        --------        --------
    Total revenues and sales        $1,677.5        $1,499.2        $1,416.3
Operating income                    $  619.1        $  530.6        $  506.2
Access lines in service            2,433,092       2,181,859       2,062,877
----------------------------------------------------------------------------

                                       32

Wireline revenues and sales increased $178.3 million or 12 percent in 1999, $82.9 million or 6 percent in 1998 and $74.7 million or 6 percent in 1997. Operating income increased $88.5 million or 17 percent in 1999, $24.4 million or 5 percent in 1998 and $44.6 million or 10 percent in 1997. As previously noted, ALLTEL acquired Standard in January 1999. The acquisition of Standard accounted for $98.8 million and $42.0 million, respectively, of the overall increases in ALLTEL's wireline revenues and sales and operating income in 1999. Customer access lines, excluding access lines acquired from Standard, increased 6 percent in 1999, reflecting increased sales of residential and second access lines. Customer access lines also grew 6 percent in 1998 and 1997.
         Local service revenues increased $89.2 million or 13 percent in 1999, $56.5 million or 9 percent in 1998 and $62.5 million or 11 percent in 1997. The increases in local service revenues in all periods reflect growth in both customer access lines and custom calling and other enhanced services revenues. The acquisition of Standard accounted for $33.4 million of the increase in local service revenues in 1999. Local service revenues for 1997 reflect the expansion of local calling areas in North Carolina and Georgia, which reclassified certain revenues from network access and long-distance revenues to local service revenues. Future access line growth is expected to result from population growth in the Company's service areas, from sales of second access lines and through strategic acquisitions.
         Network access and long-distance revenues increased $80.4 million or 12 percent in 1999, $20.3 million or 3 percent in 1998 and $4.9 million or 1 percent in 1997. The acquisition of Standard accounted for $58.1 million of the overall increase in network access and long-distance revenues in 1999. Network access and long-distance revenues also increased in 1999 and 1998 as a result of higher volumes of network usage and growth in customer access lines, partially offset by a reduction in intrastate toll revenues. The increase in 1997 primarily reflects higher volumes of access usage, partially offset by the reclassification of certain revenues to local service revenues, as previously discussed, and a reduction in intrastate toll rates in Nebraska.
         Total wireline operating expenses increased $89.8 million or 9 percent in 1999, $58.5 million or 6 percent in 1998 and $30.1 million or 3 percent in 1997. The acquisition of Standard accounted for $56.8 million of the overall increase in wireline operating expenses in 1999. Operating expenses for all periods also reflect increases in network-related expenses, depreciation and amortization, data processing charges and other general and administrative expenses. Network-related expenses, data processing charges and other general and administrative expenses increased primarily due to the growth in wireline customers, while depreciation and amortization expense increased primarily due to growth in wireline plant in service. Operating expenses for 1997 also include additional costs incurred by ALLTEL in consolidating its customer service operations.

Regulatory Matters-Wireline Operations
--------------------------------------
ALLTEL's wireline subsidiaries, except for the former Aliant operations, follow the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." If ALLTEL's wireline subsidiaries no longer qualified for the provisions of SFAS 71, the accounting impact to the Company would be an extraordinary non-cash charge to operations of an amount that could be material. Criteria that would give rise to the discontinuance of SFAS 71 include (1) increasing competition that restricts the wireline subsidiaries' ability to establish prices to recover specific costs and (2) significant change in the


                                       32
manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company periodically reviews these criteria to ensure the continuing application of SFAS 71 is appropriate. As a result of the passage of the Telecommunications Act of 1996 (the "96 Act") and state telecommunications reform legislation, ALLTEL's wireline subsidiaries could begin to experience increased competition in their local service areas. To date, competition has not had a significant adverse effect on the operations of ALLTEL's wireline subsidiaries.
         In 1996, the FCC issued regulations implementing the local competition provisions of the 96 Act. These regulations established pricing rules for state regulatory commissions to follow with respect to entry by competing carriers into the local, intrastate markets of Incumbent Local Exchange Carriers ("ILECs") and addressed interconnection, unbundled network elements and resale rates. The FCC's authority to adopt such pricing rules, including permitting new entrants to "pick and choose" among the terms and conditions of approved interconnection agreements, was considered first by the U.S. Eighth Circuit Court of Appeals (the "Eighth Circuit Court") and then by the U.S. Supreme Court ("Supreme Court"). In January 1999, the Supreme Court ruled that the FCC had the jurisdiction to carry out certain local competition provisions of the 96 Act. As part of its ruling, the Supreme Court reinstated the FCC's "pick and choose" rule. The Supreme Court remanded a portion of the decision to the Eighth Circuit Court for it to rule on certain issues that it had not previously decided, such as whether the FCC's pricing rules were consistent with the 96 Act. Other issues were remanded to the FCC.
         In response to the Supreme Court's decision, the FCC issued a decision on November 5, 1999, outlining how it would interpret the "necessary" and "impair" standards set forth in the 96 Act and which specific network elements it would require ILECs to unbundle as a result of its interpretation of those standards. The FCC reaffirmed that ILECs must provide unbundled access to six of the original seven network elements that it required to be unbundled. The six network elements consist of loops, including loops used to provide high-capacity and advanced telecommunications services; network interface devices; local circuit switching; dedicated and shared transport; signaling and call-related databases; and operations support systems. Access to ILEC operator and directory assistance services was the one network element that the FCC omitted. The FCC also imposed on ILECs the obligation to unbundle other network elements including access to sub-loops or portions of sub-loops, fiber optic loops and transport. The FCC declined to impose any obligations on ILECs to provide unbundled access to packet switching or to digital subscriber line access multiplexers. The FCC also began a rulemaking regarding the ability of carriers to use certain unbundled network elements as a substitute for the ILEC's special access services.
         On October 21, 1999, the FCC adopted two orders involving universal service. In the first order, the FCC completed development of the cost model that will be used to estimate non-rural ILECs' forward-looking costs of providing telephone service. In the second order, the FCC adopted a methodology that uses the costs generated by the cost model to calculate the appropriate level of support for non-rural carriers serving rural areas. Under the new funding mechanism, high-cost support will be targeted to the highest cost wire center within the state and support will be portable. That is, when a non-rural ILEC loses a customer to a competitor, the competitor may receive the universal service high-cost support for service provided to that customer. Under the new funding mechanism, seven states (Alabama, Kentucky, Maine, Mississippi, Vermont, West Virginia and Wyoming) will receive high-cost support of approximately $255 million. The new high-cost support mechanism should ensure that rates are


                                       33
reasonably comparable on average among states, while the states will continue to ensure that rates are reasonably comparable within their borders. The FCC reiterated that the high-cost support mechanism for rural carriers is not scheduled to be revised until January 1, 2001, at the earliest.
The FCC also clarified its interpretation of the definition of a "rural telephone company" under the 96 Act to refer to the legal entity that provides local exchange services. By May 1, 2000, states are required to establish different rates for pricing interconnection and unbundled network elements in at least three defined geographic areas within the state to reflect geographic cost differences. Based upon ALLTEL's review of the FCC's current regulations concerning the universal service subsidy, it is unlikely that material changes in the universal service funding for ALLTEL's rural rate-of-return wireline subsidiaries will occur prior to 2001. In 2001, the universal service subsidy may change from being based on actual costs to being based on a proxy model for ALLTEL's rural rate-of-return wireline subsidiaries.
         Periodically, the Company's wireline subsidiaries receive requests from wireless communications providers for renegotiation of existing transport and termination agreements. In these cases, the Company's wireline subsidiaries renegotiate the appropriate terms and conditions in compliance with the 96 Act. The Company's wireline subsidiaries have executed contracts for transport and termination services with Competitive Local Exchange Carriers ("CLECs").
         During 1999, some of ALLTEL's wireline operations were subject to certain regulatory commission orders designed to reduce earnings levels. These orders did not materially affect the results of operations of the Company's wireline subsidiaries. Certain states in which the Company's wireline subsidiaries operate have adopted alternatives to rate-of-return regulation, either through legislative or regulatory commission actions. The Company has elected alternative regulation for certain of its wireline subsidiaries in Alabama, Arkansas, Florida, Georgia, Kentucky, North Carolina and Texas. The Company also has an alternative regulation application pending in Pennsylvania. The Company continues to evaluate alternative regulation for its other wireline subsidiaries.
         The FCC instituted a rulemaking in June 1998 in which it proposed to amend the access charge rules for rate-of-return Local Exchange Carriers ("LECs") in a manner similar to that adopted earlier for price cap LECs. The FCC's proposal involves the modification of the transport rate structure, the reallocation of costs in the transport interconnection charge and amendments to reflect changes necessary to implement universal service. The issue of additional pricing flexibility for rate-of-return LECs is expected to be addressed in a subsequent phase of the proceeding. Once the access charge rules for rate-of-return LECs are finalized, ALLTEL will assess the impact, if any, the new rules will have on its wireline operations.
         The Company's wireline subsidiaries have elected to remain under rate base rate-of-return regulation with respect to interstate services. For companies remaining under rate-of-return regulation, the FCC authorizes a rate-of-return that telephone companies may earn on interstate services they provide. In October 1998, the FCC began a proceeding to consider a represcription of the authorized rate-of-return for the interstate access services of approximately 1,300 ILECs, including ALLTEL's wireline subsidiaries. The currently prescribed rate-of-return is 11.25 percent. The purpose of the FCC's proceeding is to determine whether the prescribed rate-of-return corresponds to current market conditions and whether the rate should be changed. A decision by the FCC related to this matter may be issued later this year. However, ALLTEL and other ILECs have asked the FCC to address other important issues relating to universal service, interconnection and access reform before considering any represcription of the authorized rate-of-return. The Company's wireline subsidiaries currently receive compensation from long-distance companies for intrastate, intraLATA services through access charges or toll settlements that are subject to state regulatory commission approval.



                                       33

     Because resolution of the regulatory matters discussed above that are currently under FCC or judicial review is uncertain and regulations to implement other provisions of the 96 Act have yet to be issued, ALLTEL cannot predict at this time the specific effects, if any, that the 96 Act and its implementing regulations will have on its wireline operations.

Communications-Emerging Businesses Operations
------------------------------------------------------------
(Millions)                     1999        1998         1997
------------------------------------------------------------
Revenues and sales           $280.3      $167.3       $100.8
Operating loss               $(47.2)     $(38.0)      $(16.4)
------------------------------------------------------------
Emerging businesses consist of the Company's long-distance, CLEC, Internet access, network management and PCS operations. Long-distance and Internet access services are currently marketed to residential and business customers in the majority of states in which ALLTEL provides communications services. In 1998, ALLTEL began offering CLEC and network management services to business customers in select markets. In 1999, ALLTEL expanded its CLEC product offering to include residential customers in certain markets in Arkansas, Florida, Nebraska, North Carolina, Pennsylvania and Virginia. The Company plans to expand its CLEC operations into additional markets in Alabama, Georgia, Missouri and South Carolina during 2000. PCS has been offered in Jacksonville, Fla., since March 1998 and in the Birmingham and Mobile, Ala., markets since February 1999.
         Revenues and sales increased in 1999 due to growth in the long-distance, CLEC and Internet operations, primarily driven by growth in ALLTEL's customer base for these services. Long-distance, CLEC and Internet revenues increased in 1999 by $51.8 million, $18.2 million and $16.6 million, respectively. Revenues and sales from emerging businesses increased in 1998 and 1997 primarily due to growth in the long-distance operations. The start-up of the CLEC and PCS operations also contributed to the overall growth in revenues and sales from emerging businesses in 1998. The operating losses sustained by emerging businesses in each year reflect the start-up nature of these operations.

Information Services Operations
------------------------------------------------------------
(Millions)                     1999        1998         1997
------------------------------------------------------------
Revenues and sales         $1,245.5    $1,161.8       $974.2
Operating income           $   75.3    $  162.7       $144.9
------------------------------------------------------------

Information services revenues and sales increased $83.7 million or 7 percent in 1999, $187.6 million or 19 percent in 1998 and $14.1 million or 1 percent in 1997. Growth in revenues and sales for 1997 was impacted by the sale of healthcare operations completed in January 1997. Excluding the sold healthcare operations, information services revenues and sales would have increased $123.7 million or 15 percent in 1997. Operating income increased $12.7 million or 8 percent in 1999, $17.7 million or 12 percent in 1998 and $4.6 million or 3 percent in 1997.
         Revenues and sales increased in 1999 primarily due to growth in the telecommunication outsourcing operations, reflecting volume growth in existing data processing contracts. Telecommunication revenues and sales increased in 1999 primarily as a result of additional billings to affiliates, reflecting the Company's recent acquisitions. Financial services, including the residential lending and international operations, produced modest revenue growth in 1999, as revenues earned from new and existing contracts were offset by reduced revenues from selected large customers and contract terminations. These reduced revenue


                                       34
streams primarily reflect the merger and consolidation activity in the domestic financial services industry. Revenues and sales increased in 1998 primarily due to growth in the financial services, international and telecommunication outsourcing operations. Excluding the impact of the sold healthcare operations, revenues and sales increased in 1997 primarily due to growth in the financial services and telecommunication businesses. The increases in revenues and sales for 1998 and 1997 reflect volume growth in existing data processing contracts, the addition of new outsourcing agreements and additional software maintenance and service revenues. Revenues and sales growth in both 1998 and 1997 was also affected by lost operations from contract terminations due to the merger and consolidation activity in the domestic financial services industry and reductions in revenues collected for early termination of facilities management contracts.
         The increase in operating income in 1999 primarily reflects the growth in revenues and sales noted above, partially offset by lower margins realized by the international financial services business and by the loss of higher margin operations due to contract terminations. Operating income for 1999 also includes an unfavorable cumulative margin adjustment of $4.6 million related to one outsourcing agreement accounted for under the percentage-of-completion method. Operating income increased in 1998 primarily due to the growth in revenues and sales noted above, additional fees collected from the early termination of contracts and improved profit margins realized from the international financial services businesses, partially offset by lower margins realized by the telecommunication operations. Telecommunication operating margins decreased due to higher operating costs, including depreciation and amortization expense. Depreciation and amortization expense increased in 1998 primarily due to the acquisition of additional data processing equipment and an increase in amortization of internally developed software. Operating income for 1997 reflects the growth in revenues and sales noted above, as well as improved profit margins realized from the international financial services business, partially offset by the loss of operations due to the sale of the healthcare business. Growth in operating income for 1997 was adversely affected by start-up and product development costs associated with several new business initiatives designed to expand the Company's service offerings in existing markets. Growth in operating income for 1997 was affected by the loss of higher-margin operations due to contract terminations, reductions in fees collected on the early termination of facilities management contracts and an increase in operating costs corresponding with the growth in revenues and sales.

Other Operations
--------------------------------------------------------
(Millions)                       1999      1998     1997
--------------------------------------------------------
Revenues and sales             $579.8    $601.3   $478.9
Operating income               $ 21.6    $ 25.9   $ 21.9
--------------------------------------------------------

Other operations consist of the Company's product distribution and directory publishing operations. Revenues and sales decreased $21.5 million or 4 percent in 1999, increased $122.4 million or 26 percent in 1998 and decreased $111.0 million or 19 percent in 1997. Operating income decreased $4.3 million or 17 percent in 1999, increased $4.0 million or 18 percent in 1998 and decreased $12.1 million or 35 percent in 1997. Growth in revenues and sales and operating income for 1998 and 1997 was affected by the sale of the HWC operations completed in May 1997. Excluding the sold HWC operations, revenues and sales would have increased $165.3 million or 38 percent in 1998 and $3.2 million or 1 percent in 1997, and operating income would have increased $5.5 million or 27 percent in 1998 and would have decreased $5.8 million or 22 percent in 1997.


                                       34

         The decrease in revenues and sales in 1999 was attributable to the product distribution operations, as sales of telecommunications and data products decreased $34.0 million from 1998. The decrease in product distribution revenues and sales reflects a decrease of $52.2 million in affiliate sales, partially offset by increased retail sales and sales to non-affiliates. Sales to affiliates declined primarily due to a change in reporting intercompany transactions with the wireless subsidiaries. Beginning in 1999, these intercompany transactions were recorded at cost as inventory transfers. Partially offsetting the reduction in product distribution revenues and sales was growth in directory publishing revenues, which increased $12.5 million from 1998, reflecting an increase in the number of directory contracts published. Revenues and sales increased in 1998 primarily due to growth in sales of telecommunications and data products to both affiliated and non-affiliated customers, including increased retail sales of these products at the Company's counter showrooms. Sales to affiliates increased $140.0 million in 1998, reflecting additional purchases by the Company's wireless subsidiaries as a result of the merger with 360 and expansion of product lines to include wireless equipment. The increase in revenues and sales in 1998 attributable to the product distribution operations was partially offset by decreases in directory publishing revenues, primarily due to the loss of one large contract. The decrease in revenues and sales for 1997 primarily resulted from the sale of HWC and a decrease in directory publishing revenues due to a reduction in the number of directory contracts published. Sales of telecommunications and data products increased $21.1 million in 1997, primarily reflecting increased sales to affiliated and non-affiliated customers and additional retail sales of these products at the Company's counter showrooms.
         The changes in other operations operating income for 1999 and 1998 primarily reflect the changes in revenues and sales noted above. Growth in operating income for both 1999 and 1998 continued to be affected by lower gross profit margins realized by the product distribution operations, resulting from lower margins earned on affiliated sales and increased competition from other distributors and direct sales by manufacturers. Operating income decreased in 1997 primarily due to the decrease in revenues and sales noted above. Lower gross profit margins realized on the sale of telecommunications and data products, reflecting increased competition and a reduction in product cost rebates received from vendors, also impacted operating income growth in 1997. In addition, increased selling expenses incurred by the Company to open several new counter showroom facilities also impacted operating income growth in 1997.

Interest Expense
----------------
Interest expense increased $1.8 million or 1 percent in 1999, $3.5 million or 1 percent in 1998 and $24.1 million or 10 percent in 1997. The increase in interest expense in 1999 reflects the issuance of $300 million of debentures in April 1999, while the increase in interest expense in 1998 reflects the issuances of $100 million of unsecured notes in January 1998 and $100 million of unsecured notes in April 1998. The increases in interest expense in 1999 and 1998 attributable to the issuance of additional debt were partially offset by decreases in each year in the average borrowings outstanding and the weighted average borrowing rates applicable to ALLTEL's revolving credit agreement. The increase in interest expense in 1997 reflects the issuance of $200 million of debentures completed in March 1997 and the issuance of $122 million of subordinated promissory notes issued in November 1996 in connection with an acquisition.

                                       35

Income Taxes
------------
Income tax expense increased $45.5 million or 9 percent in 1999, $67.8 million or 16 percent in 1998 and $171.7 million or 65 percent in 1997. Income tax expense for all periods includes the tax-related impact of the merger and integration expenses and the other non-recurring and unusual items previously discussed. Excluding the impact on tax expense of these items in each year, income tax expense would have increased $96.7 million or 21 percent in 1999, $108.2 million or 31 percent in 1998 and $40.3 million or 13 percent in 1997, consistent with the overall growth in ALLTEL's earnings from continuing operations before non-recurring and unusual items.

Average Common Shares Outstanding
---------------------------------
The average number of common shares outstanding increased 2 percent in 1999, primarily due to the additional shares issued in connection with the Standard, AIR and Southern Data acquisitions. During 1999, 6,515,000 shares were issued in connection with the above acquisitions, common shares issued through stock option plans amounted to 1,694,000 shares, and preferred stock and debentures were converted into 34,000 shares. The average number of common shares outstanding decreased 1 percent in 1998, primarily due to the Company's repurchase of its common stock in 1997. During 1998, common shares issued through stock option plans amounted to 1,741,000 shares, and preferred stock and debentures were converted into 23,000 shares. These increases were partially offset by the Company's repurchase on the open market of 405,000 of its common shares. The average number of common shares outstanding decreased slightly in 1997. During 1997, 872,000 shares were issued in connection with acquisitions, common shares issued through stock option plans amounted to 722,000 shares, and preferred stock and debentures were converted into 67,000 shares. These increases were offset by the Company's repurchase on the open market of 6,851,000 of its common shares.

Financial Condition, Liquidity and Capital Resources
------------------------------------------------------------------------
(Millions, except per share amounts)        1999       1998         1997
------------------------------------------------------------------------
Cash flows from (used in):
    Operating activities               $1,500.0    $1,405.8    $ 1,270.8
    Investing activities               (1,061.4)     (864.6)    (1,005.9)
    Financing activities                 (510.1)     (507.6)      (264.4)
                                       --------    --------    ---------
Change in cash and
    short-term investments             $  (71.5)   $   33.6    $     0.5
------------------------------------------------------------------------
Total capital structure                $8,028.9    $7,396.7    $ 6,982.1
Percent equity to total capital           52.4%       49.2%        43.9%
Interest coverage ratio                   5.92x       5.02x        4.25x
Book value per share                     $13.38      $11.84        $9.99
------------------------------------------------------------------------

Cash Flows from Operations
--------------------------
Cash provided from operations continues to be ALLTEL's primary source of funds. The increases in cash provided from operations for 1999 and 1998 primarily reflect growth in operating income of the Company before non-recurring and unusual charges. The increases in cash provided from operations resulting from earnings growth in 1999 and 1998 were partially offset by changes in working capital requirements, including timing differences in the payment of accounts payable and additional income tax payments associated with gains realized from the sale of MCI WorldCom common stock.

Cash Flows from Investing Activities
------------------------------------
Capital expenditures continued to be ALLTEL's primary use of capital resources. Capital expenditures were $1,006.5 million in 1999, $998.0 million in 1998 and $899.7 million in 1997. Capital expenditures increased in 1999 and 1998, primarily due to construction of additional network facilities and deployment of digital wireless technology in select markets. Capital expenditures increased in 1997 primarily due to the start-up construction of ALLTEL's PCS network. During

                                       35
each of the past three years, the Company financed the majority of its capital expenditures through internally generated funds. Capital expenditures were incurred to continue to modernize and upgrade ALLTEL's communications network, to construct additional network facilities to provide PCS and digital wireless service and to offer other communications services, including long-distance, Internet and CLEC services. Capital expenditures are forecast at approximately $995 million for 2000 and are expected to be funded primarily from internally generated funds.
         Cash outlays for the acquisition of property in 1999 were $99.9 million. This amount is net of cash acquired of approximately $24.1 million received in the Standard acquisition and principally consists of cash outlays of $46.5 million for a wireless property in Colorado, $30.6 million for a wireless property in Illinois and $20.0 million for a wireless property in Alabama. In addition to these acquisitions, the Company paid $12.1 million for the remaining ownership interest in a wireless property in Nebraska in which the Company already owned a controlling interest. Cash outlays in 1998 for the purchase of property were $81.1 million, principally consisting of $34.6 million for the acquisition of two wireless properties in Georgia and $43.6 million for the purchase of additional ownership interests in wireless properties in Nebraska, North Carolina and Texas. Cash flows from investing activities for 1997 include total cash outlays of $113.2 million for various acquisitions, including a wireline property in Georgia, two wireless properties in Alabama and the purchase of additional ownership interests in 16 wireless properties in which the Company owns a controlling interest. Cash flows from investing activities for 1997 also include a total cash outlay of $134.0 million for additional investments in cellular partnerships in which the Company owns a minority interest, including an $80 million investment in a cellular partnership serving the Orlando, Fla., and Richmond, Va., markets. In addition, in 1997, ALLTEL paid $146.5 million for the acquisition of PCS licensing rights for 73 markets in 12 states.
         Cash flows from investing activities for 1999, 1998 and 1997 include proceeds from the sale of investments of $45.0 million, $326.1 million and $195.9 million, respectively. These amounts include proceeds of $45.0 million, $288.2 million and $185.9 million, respectively, received from the sale of a portion of ALLTEL's investment in MCI WorldCom common stock. In addition, cash proceeds from the sale of investments in 1998 include $20.2 million from the sale of the Company's ownership interest in a wireless partnership. Cash flows from investing activities for 1997 include proceeds of $202.3 million received from the sale of assets, principally consisting of three non-strategic operations. In September 1997, the Company received cash proceeds of $48.7 million in connection with the sale of an investment in a software company. In May 1997, ALLTEL completed the sale of HWC for approximately $45.0 million in cash; and in January 1997, the Company received cash proceeds of $104.9 million in connection with the sale of its healthcare operations. The proceeds from the sales of investments and other assets were used primarily to reduce borrowings under the Company's revolving credit agreement.

Cash Flows from Financing Activities
------------------------------------
Dividend payments remain a significant use of capital resources for ALLTEL. Common and preferred dividend payments amounted to $378.2 million in 1999, $272.1 million in 1998 and $236.0 million in 1997. The increases in each year primarily reflect growth in the annual dividend rates on ALLTEL's common stock. In addition, dividend payments on common shares in 1999 also reflect the additional common shares issued and outstanding as a result of the mergers with Aliant, Liberty and Standard. In October 1999, ALLTEL's Board of Directors approved a 5 percent increase in the quarterly common stock dividend rate from $.305 to $.32 per share. This action raised the annual dividend rate to $1.28

                                       36
per share and marked the 39th consecutive year in which ALLTEL has increased its common stock dividend. In addition to reflecting an increase in the annual dividend rate, dividend payments on common shares also increased in 1998 as a result of additional shares outstanding due to the merger with 360.
Under a share repurchase program, the Company repurchased 6.9 million of its shares at a total cost of $218.6 million in 1997. Distributions to minority investors were $113.3 million in 1999, $102.8 million in 1998 and $45.1 million in 1997. The increase in distributions in each year reflects the improved operating results of the wireless properties managed by ALLTEL.
         Currently, the Company has a $1 billion line of credit under a revolving credit agreement. Borrowings outstanding under this agreement at December 31, 1999 were $341.1 million compared to $578.5 million outstanding at December 31, 1998. The weighted average interest rate on borrowings outstanding under the revolving credit agreement at December 31, 1999, was 6.1 percent. At December 31, 1997, ALLTEL and 360 had separate lines of credit under revolving credit agreements. Total borrowings outstanding under these agreements at December 31, 1997, were $847.9 million. Upon completion of its merger with 360, ALLTEL refinanced the borrowings outstanding under 360's revolving credit agreement (approximately $495 million) through ALLTEL's existing credit facilities, and 360's revolving credit agreement was terminated. Additional borrowings under the revolving credit agreements in 1997 were incurred primarily to fund the stock repurchase program and to acquire the PCS licensing rights. As previously noted, proceeds from the sales of MCI WorldCom common stock, the HWC and healthcare operations and the sale of investments in a software company were used primarily to reduce borrowings outstanding under the revolving credit agreements in 1998 and 1997.
         Long-term debt issued was $298.2 million in 1999, $244.2 million in 1998 and $295.6 million in 1997, while retirements of long-term debt amounted to $344.5 million in 1999, $414.0 million in 1998 and $73.3 million in 1997. In March 1999, ALLTEL filed a shelf registration statement with the Securities and Exchange Commission ("SEC") providing for the issuance of up to $500 million in the aggregate initial offering price of unsecured debt securities. In April 1999, ALLTEL issued $300 million of 6.8 percent debentures due May 1, 2029, under this shelf registration statement. The net proceeds of $298.2 million were used to reduce borrowings outstanding under the revolving credit agreement. In January 1998, the Company issued $100 million of 6.65 percent notes and in April 1998, a subsidiary issued $100 million of 6.75 percent notes. These two debt issues represent substantially all the long-term debt issued in 1998. The proceeds from the subsidiary debt issue were used primarily to retire two debt issues totaling $76.0 million. Long-term debt issued in 1997 includes the net increase in revolving credit agreement borrowings from December 31, 1996, and the issuance of $200 million of 7.6 percent notes. The net reduction in revolving credit agreement borrowings from December 31, 1998 and 1997, represent the majority of the long-term debt retired in 1999 and 1998, respectively. Scheduled long-term debt retirements, net of the revolving credit agreement activity, amounted to $107.1 million in 1999, $68.6 million in 1998 and $73.3 million in 1997. ALLTEL's bond ratings with Moody's Investors Service and Standard & Poor's Corporation were A2 and A-, respectively, unchanged from December 31, 1998. In June 1999, Duff & Phelps Credit Rating Company assigned to ALLTEL an initial bond rating of A. (See Note 5 to the consolidated financial statements for additional information regarding the Company's long-term debt.)


                                       36

         The Company believes it has adequate internal and external capital resources available to finance its ongoing operating requirements including capital expenditures, business development and the payment of dividends. ALLTEL has access to the capital markets, including the private placement market, public issuance and the Rural Utilities Service financing programs for wireline companies. The Company and its subsidiaries expect these sources to continue to be available for future borrowings.

Legal Proceedings
-----------------
As more fully discussed in Note 14 to the consolidated financial statements, the Georgia Public Service Commission ("Georgia PSC") issued an order requiring that ALLTEL's wireline subsidiaries which operate within its jurisdiction reduce their annual network access charges by $24 million, prospectively, effective July 1, 1996. The Company appealed the Georgia PSC order. In November 1996, the Superior Court of Fulton County, Georgia, (the "Superior Court") rendered its decision and reversed the Georgia PSC order, finding, among other matters, that the Georgia PSC had exceeded its authority by ordering the rate reductions. The Superior Court did not rule on a number of other assertions made by the Company as grounds for reversal of the Georgia PSC order. The Georgia PSC appealed the Superior Court's decision, and, in July 1997, the Georgia Court of Appeals (the "Appellate Court") reversed the Superior Court's decision. The Company appealed to the Georgia Supreme Court, and in October 1998, the Georgia Supreme Court, in a 4-3 decision, upheld the Appellate Court's ruling that the Georgia PSC had the authority to conduct the rate proceeding. The case was returned to the Superior Court for it to rule on the issues it had not previously decided. On April 6, 1999, the Superior Court found that, with respect to the July 1996 order, the Georgia PSC did not provide ALLTEL with sufficient notice of the charges against the Company, did not provide ALLTEL a fair opportunity to present its case and respond to the charges, and failed to satisfy its burden of proving that ALLTEL's rates were unjust and unreasonable. Further, the Superior Court found that the July 1996 order was an unlawful attempt to retroactively reduce ALLTEL's rates and certain statutory revenue recoveries. For each of these independent reasons, the Superior Court vacated and reversed the July 1996 order and remanded the case with instructions to dismiss the case. The Georgia PSC appealed the Superior Court's April 1999 decision. The Company remains confident that it will ultimately prevail in this case, and as such, has not implemented any revenue reductions or established any reserves for refund related to this matter at this time.
         The Company is party to various other legal proceedings arising from the ordinary course of business. Although the ultimate resolution of these various proceedings cannot be determined at this time, management of the Company does not believe that such proceedings, individually or in the aggregate, will have a material adverse effect on the future results of operations or financial condition of the Company. In addition, management is currently not aware of any environmental matters, which in the aggregate would have a material adverse effect on the financial condition or results of operations of the Company.

Year 2000 Compliance
--------------------
The Company began its Year 2000 efforts several years ago with the primary objective of achieving Year 2000 compliance of the Company's critical internal computer systems and infrastructure, and certain software systems and services that the Company provides to its customers and for which the Company is responsible. The Company established and implemented a company-wide Year 2000

                                       37

Program Office to coordinate and monitor the Company's Year 2000 readiness activities and a Year 2000 Project Office for each major business division to address and resolve potential and specific Year 2000 issues for those portions of the Company's business.
         The Company experienced no significant internal interruption of business as a result of the rollover to the Year 2000. In addition, ALLTEL has not received any written notification from its customers that the Company caused any of its customers to incur a significant interruption of business as a result of the rollover to the Year 2000.
         The Company estimated the total cost of its Year 2000 efforts to be approximately $80 million, and as of December 31, 1999, the Company had incurred Year 2000 costs of approximately $80 million. The Company capitalized and subsequently will amortize approximately one-half of the total Year 2000 cost, including costs relating to the remediation of the Company's software products. Some of the Company's Year 2000 costs were not incremental, but rather represented the redeployment of existing resources. As for the estimated costs associated with making the Company's customers' systems Year 2000 compliant in those situations where the Company was obligated to do so, the Company treated those costs as contract costs and did not include them in the Company's Year 2000 costs. The Company believes, based on available information, that any additional Year 2000-related costs will not have a material adverse effect on its results of operations.

Agreement to Exchange Certain Wireless Assets
---------------------------------------------
As further discussed in Note 15 to the consolidated financial statements, on January 31, 2000, ALLTEL, Bell Atlantic, GTE and Vodafone Airtouch signed agreements to exchange wireless properties in 13 states. Upon the closing of the transactions, Bell Atlantic and GTE will transfer to ALLTEL interests in 27 wireless markets in Alabama, Arizona, Florida, Ohio, New Mexico, Texas and South Carolina, representing about 14 million POPs and more than 1.5 million wireless customers. ALLTEL will transfer to Bell Atlantic or GTE interests in 42 wireless markets in Illinois, Indiana, Iowa, Nevada, New York and Pennsylvania, representing approximately 6.3 million POPs and more than 700,000 customers. ALLTEL will also transfer certain of its minority investments in unconsolidated wireless properties, representing approximately 2.6 million POPs. In addition to the transfer of wireless assets, ALLTEL will also pay approximately $600 million in cash. The Company expects to finance the cash payment through use of its existing revolving credit facilities or issuance of long-term debt. Following the completion of the transactions, ALLTEL will have a total of 46 million cellular POPs and almost 5.8 million wireless customers. The companies expect to complete the transactions by mid-2000.
         The companies also signed a new national roaming agreement, which will allow their customers to roam on each other's networks at reduced rates across a footprint that covers almost 95 percent of the U.S. population. Using a common digital technology called CDMA, the companies will form the nation's largest standardized digital wireless network.

Recently Issued Accounting Pronouncements
-----------------------------------------
In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," which provides additional guidance in applying generally accepted accounting principles for revenue recognition in consolidated financial statements. To conform its revenue recognition policies to be consistent with the provisions of SAB 101, the Company will change its method of recognizing wireless access revenues in 2000. Previously, monthly non-refundable wireless access revenues were recognized when billed in accordance with contractual arrangements with customers. Effective January 1, 2000, the Company now recognizes wireless access revenues over the period in which the corresponding services are provided. Because ALLTEL bills its customers on a cycle basis throughout the month, this change in accounting results in the deferral of approximately 15 days of wireless access revenue. The Company is currently evaluating the impact, if any, that SAB 101 may have on its other communications revenue recognition policies. The impact of the change in recognizing wireless access revenues along with any other changes in revenue recognition will first be reported as a cumulative effect of a change in accounting in ALLTEL's interim unaudited consolidated financial statements for the periods ended March 31, 2000. The impact of this accounting change will be material to net income in 2000. However, there is no impact to the Company's


                                       37
cash flow from operations as a result of this change. It is anticipated that this change in accounting would not have been material to the Company's previously reported consolidated results of operations, financial position or cash flows, if adopted in prior periods.
         In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities." This Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. SFAS 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The FASB recently issued SFAS No. 137, which deferred the effective date of SFAS 133 until fiscal years beginning after June 15, 2000. As ALLTEL does not have significant derivative financial instruments, the Company does not expect the adoption of SFAS 133 to have a material impact on its reported earnings and/or other comprehensive income.

Market Risk
-----------
The Company is exposed to market risk from changes in marketable equity security prices and from changes in interest rates on its credit facility and long-term debt obligations that impact the fair value of these obligations. The Company's financial instruments are described further in Notes 3 and 5 to the consolidated financial statements. The Company has estimated its market risk using sensitivity analysis. Market risk has been defined as the potential change in fair value of a financial instrument due to a hypothetical adverse change in market prices or interest rates. Fair value for investments was determined using quoted market prices, if available, or the carrying amount of the investment if no quoted market price was available. Fair value of long-term debt obligations was determined based on a discounted cash flow analysis, using the overall weighted rates and maturities of these obligations compared to terms and rates currently available in the long-term markets. The results of the sensitivity analysis are discussed below. Actual results may differ.
         At December 31, 1999 and 1998, investments of the Company are recorded at fair value of $1,594.0 million and $1,675.8 million, respectively. Marketable equity securities, consisting principally of the Company's investment in MCI WorldCom common stock, amounted to $1,006.2 million and $967.8 million and included unrealized holding gains of $594.1 million and $548.7 million at December 31, 1999 and 1998, respectively. A hypothetical 10 percent decrease in quoted market prices would result in a $100.6 million and $96.8 million decrease in the fair value of these securities at December 31, 1999 and 1998, respectively.
         The Company has no material future earnings or cash flow exposures from changes in interest rates on its long-term debt obligations, as substantially all of the Company's long-term debt obligations are fixed rate obligations. At December 31, 1999 and 1998, the fair value of the Company's long-term debt was estimated to be $3,536.1 million and $3,912.8 million, respectively. A hypothetical increase of 70 basis points (10 percent of the Company's overall weighted average borrowing rate) would result in an approximate $133.8 million and $135.5 million decrease in the fair value of the Company's long-term debt at December 31, 1999 and 1998, respectively. Conversely, a hypothetical decrease of 70 basis points would result in an approximate $144.2 million and $101.5 million


                                       38
increase in the fair value of the Company's long-term debt at December 31, 1999 and 1998, respectively.
         Although the Company conducts business in foreign countries, the international operations are not material to the Company's operations, financial condition and liquidity. Additionally, the foreign currency translation gains and losses were not material to the Company's results of operations for the years ended December 31, 1999 and 1998. Accordingly, the Company is not currently subject to material foreign currency exchange rate risk from the effects that exchange rate movements of foreign currency would have on the Company's future costs or on future cash flows it would receive from its foreign subsidiaries. To date, the Company has not entered into any significant foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates. The Company is evaluating the future use of such financial instruments.

Forward-Looking Statements
--------------------------
This Management's Discussion and Analysis of Financial Condition and Results of Operations includes, and future filings by the Company on Form 10-K, Form 10-Q and Form 8-K and future oral and written statements by the Company and its management may include, certain forward-looking statements, including (without limitation) statements with respect to anticipated future operating and financial performance, growth opportunities and growth rates, acquisition and divestitive opportunities, and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements by the Company and its management are based on estimates, projections, beliefs and assumptions of management and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise.
         Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of important factors. Representative examples of these factors include (without limitation) rapid technological developments and changes in the telecommunications and information services industries; ongoing deregulation (and the resulting likelihood of significantly increased price and product/service competition) in the telecommunications industry as a result of the 96 Act and other similar federal and state legislation and the federal and state rules and regulations enacted pursuant to that legislation; regulatory limitations on the Company's ability to change its pricing for communications services; the possible future unavailability of accounting under SFAS 71 for the Company's wireline subsidiaries; continuing consolidation in certain industries, such as banking, served by the Company's information services business; and the risks associated with relatively large, multi-year contracts in the Company's information services business. In addition to these factors, actual future performance, outcomes and results may differ materially because of other, more general, factors including (without limitation) general industry and market conditions and growth rates, domestic and international economic conditions, governmental and public policy changes and the continued availability of financing in the amounts, at the terms and on the conditions necessary to support the Company's future business.


                                       38

Report of Independent Public Accountants

To the Shareholders of ALLTEL Corporation:

         We have audited the accompanying consolidated balance sheets of ALLTEL Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALLTEL Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                 /s/ARTHUR ANDERSEN LLP

Little Rock, Arkansas,
February 1, 2000




                                       39

Selected Financial Data
---------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,
(Thousands, except per share amounts)      1999            1998           1997           1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------
Revenues and Sales:
     Service revenues                $5,680,149      $5,051,269     $4,382,319     $3,898,430     $3,505,657     $3,044,684
     Product sales                      622,122         575,526        524,639        664,914        670,534        682,342
                                     ----------      ---------      ----------     ----------     ----------     ----------
         Total revenues and sales     6,302,271       5,626,795      4,906,958      4,563,344      4,176,191      3,727,026
---------------------------------------------------------------------------------------------------------------------------
Costs and Expenses:
     Operating expenses               4,686,644       4,293,868      3,760,893      3,534,052      3,284,277      2,944,967
     Merger and integration
         expenses and other charges      90,520         252,000              -              -              -              -
     Provision to reduce carrying
         value of certain assets              -          55,000         16,874        120,280              -              -
                                     ----------      ---------      ----------     ----------     ----------     ----------
         Total costs and expenses     4,777,164       4,600,868      3,777,767      3,654,332      3,284,277      2,944,967
---------------------------------------------------------------------------------------------------------------------------
Operating Income                      1,525,107       1,025,927      1,129,191        909,012        891,914        782,059
Non-operating income, net                42,849          64,657         22,506         13,116         15,912         (4,033)
Interest expense                       (280,175)       (278,375)      (274,917)      (250,841)      (287,492)      (246,160)
Gain on disposal of assets,
     write-down of assets and other      43,071         292,672        209,651         (2,278)         4,907        (54,157)
                                     ----------      ---------      ----------     ----------     ----------     ----------
Income before income taxes            1,330,852       1,104,881      1,086,431        669,009        625,241        477,709
Income taxes                            547,218         501,754        433,950        262,283        254,281        191,307
                                     ----------      ---------      ----------     ----------     ----------     ----------
Net income                              783,634         603,127        652,481        406,726        370,960        286,402
Preferred dividends                         889           1,248          1,233          1,296          1,383          1,457
                                     ----------      ---------      ----------     ----------     ----------     ----------
Net income applicable to
     common shares                     $782,745        $601,879       $651,248       $405,430       $369,577       $284,945
---------------------------------------------------------------------------------------------------------------------------
Earnings per Share:
     Basic                                $2.50           $1.97          $2.12          $1.32          $1.21           $.94
     Diluted                              $2.47           $1.95          $2.10          $1.31          $1.20           $.93
Dividends per common share               $1.235          $1.175         $1.115         $1.055           $.98           $.90
Weighted average common shares:
     Basic                              312,841         305,344        307,884        308,160        305,253        302,854
     Diluted                            316,814         308,363        309,861        309,989        307,206        305,326
Total assets                        $10,774,203     $10,155,454     $9,232,007     $8,799,641     $7,672,798     $6,960,099
Total shareholders' equity           $4,205,737      $3,632,032     $3,051,995     $2,865,217     $2,218,735     $1,841,533
Total redeemable preferred
     stock and long-term debt        $3,751,904      $3,683,631     $3,859,840     $3,639,281     $3,485,874     $3,339,393
---------------------------------------------------------------------------------------------------------------------------

Notes:  A.  Net income for 1999 includes a pretax gain of $43.1 million from the sale of MCI WorldCom common stock. The gain increased net income by $27.2 million or $.08 per share. Net income also includes a pretax charge of $90.5 million in connection with the closing of the Company's mergers with Aliant Communications Inc.; Liberty Cellular, Inc. and its
            affiliate KINI L.C.; Advanced Information Resources Limited; and Southern Data Systems and with certain loss contingencies and other restructuring activities. These charges decreased net income $66.0 million or $.21 per share.
            (See Notes 9 and 11.)
        B.  Net income for 1998 includes pretax gains of $296.2 million from the sale of certain investments, principally consisting of MCI WorldCom common stock. These gains increased net income by $179.8 million or $.59 per share. Net income also includes $252.0 million of merger and integration expenses related to the closing of the merger with
            360 Communications Company. These merger and integration expenses decreased net income $201.0 million or $.66 per share. Net income also includes a pretax charge of $55.0 million resulting from changes in a customer care and billing contract with a major customer and termination fees of $3.5 million incurred due to the early retirement of long-term debt. These charges decreased net income $35.7 million or $.12 per share. (See Notes 9, 10 and 11.)
        C.  Net income for 1997 includes pretax gains of $209.6 million from the sale of certain investments, principally consisting of MCI WorldCom common stock and from the sale of the Company's healthcare operations. These gains increased net income by $121.5 million or $.40 per share. Net income also includes a pretax write-down of $16.9 million to reflect the fair value less cost to sell the Company's wire and cable operations. This write-down decreased net income
            $11.7 million or $.04 per share. (See Notes 10 and 11.)
        D.  Net income for 1996 includes pretax write-downs of $120.3 million to adjust the carrying value of certain software and other assets. The write-downs decreased net income $72.7 million or $.23 per share.
        E.  Net income for 1995 includes pretax gains of $49.8 million from the sale of certain wireline properties, partially offset by termination fees of $14.0 million incurred due to the early retirement of long-term debt and by an additional pretax write-down of $5.0 million in the carrying value of the Company's check processing operations. In addition, the
            Company incurred a pretax charge of $25.9 million related to the discontinuance of regulatory accounting by a subsidiary. These transactions increased net income $3.3 million or $.01 per share.
        F.  Net income for 1994 includes a pretax write-down of $54.2 million to reflect the estimated net realizable value of the
            Company's community banking and check processing operations. The write-down decreased net income by $32.2 million or
            $.11 per share.

                                       40
                                       57

Consolidated Statements of Income
-------------------------------------------------------------------------------------------------------------
For the years ended December 31,
(Thousands, except per share amounts)                          1999                 1998                 1997
-------------------------------------------------------------------------------------------------------------
Revenues and Sales:
  Service revenues                                       $5,680,149           $5,051,269           $4,382,319
  Product sales                                             622,122              575,526              524,639
                                                         ----------           ----------           ----------
         Total revenues and sales                         6,302,271            5,626,795            4,906,958
-------------------------------------------------------------------------------------------------------------
Costs and Expenses:
  Operations                                              3,225,676            2,957,960            2,560,078
  Cost of products sold                                     598,796              561,359              501,719
  Depreciation and amortization                             862,172              774,549              699,096
  Merger and integration expenses and other charges          90,520              252,000                    -
  Provision to reduce carrying value of certain assets            -               55,000               16,874
                                                         ----------           ----------           ----------
         Total costs and expenses                         4,777,164            4,600,868            3,777,767
-------------------------------------------------------------------------------------------------------------
Operating Income                                          1,525,107            1,025,927            1,129,191

Equity earnings in unconsolidated partnerships              105,025              114,859               92,087
Minority interest in consolidated partnerships             (116,647)            (104,485)             (87,966)
Other income, net                                            54,471               54,283               18,385
Interest expense                                           (280,175)            (278,375)            (274,917)
Gain on disposal of assets and other                         43,071              292,672              209,651
                                                         ----------           ----------           ----------
Income before income taxes                                1,330,852            1,104,881            1,086,431
Income taxes                                                547,218              501,754              433,950
                                                         ----------           ----------           ----------
Net income                                                  783,634              603,127              652,481
Preferred dividends                                             889                1,248                1,233
Net income applicable to common shares                   $  782,745           $  601,879           $  651,248
-------------------------------------------------------------------------------------------------------------
Earnings per Share:
         Basic                                                $2.50                $1.97                $2.12
         Diluted                                              $2.47                $1.95                $2.10
-------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                                       41
                                       58

Consolidated Balance Sheets
--------------------------------------------------------------------------------
December 31,
(Thousands)
--------------------------------------------------------------------------------
Assets                                                         1999         1998
--------------------------------------------------------------------------------
Current Assets:
  Cash and short-term investments                       $    17,595   $   89,065
  Accounts receivable (less allowance for doubtful
     accounts of $35,017 and $30,207, respectively)         922,159      843,129
  Materials and supplies                                     15,130       20,067
  Inventories                                               148,292       98,443
  Prepaid expenses and other                                 64,003       51,857
                                                         ----------   ----------
     Total current assets                                 1,167,179    1,102,561
--------------------------------------------------------------------------------
Investments                                               1,594,029    1,675,792
Goodwill and other intangibles                            1,997,315    1,824,225
--------------------------------------------------------------------------------
Property, Plant and Equipment:
  Wireline                                                5,194,546    4,629,308
  Wireless                                                3,545,778    2,935,172
  Information services                                      775,532      678,244
  Other                                                     241,297      182,066
  Under construction                                        533,854      652,726
                                                         -----------   ---------
     Total property, plant and equipment                 10,291,007    9,077,516
  Less accumulated depreciation                           4,556,462    3,814,390
                                                         ----------   ----------
     Net property, plant and equipment                    5,734,545    5,263,126
--------------------------------------------------------------------------------
Other assets                                                281,135      289,750
--------------------------------------------------------------------------------
Total Assets                                            $10,774,203  $10,155,454
--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated balance sheets.


                                       42
                                       59

------------------------------------------------------------------------------
Liabilities and Shareholders' Equity                      1999            1998
------------------------------------------------------------------------------
Current Liabilities:
      Current maturities of long-term debt         $    71,222     $    81,012
      Accounts and notes payable                       508,045         564,399
      Advance payments and customer deposits           117,915         143,573
      Accrued taxes                                     88,723          91,535
      Accrued dividends                                101,607          90,804
      Other current liabilities                        306,455         330,518
                                                   -----------     -----------
           Total current liabilities                 1,193,967       1,301,841
------------------------------------------------------------------------------
Long-term debt                                       3,750,413       3,678,626
Deferred income taxes                                1,056,921       1,001,143
Other liabilities                                      565,674         536,807
Preferred stock, redeemable                              1,491           5,005
------------------------------------------------------------------------------
Shareholders' Equity:
      Preferred stock                                      562           9,121
      Common stock                                     314,258         306,015
      Additional capital                               973,356         919,021
      Unrealized holding gain on investments           594,130         548,723
      Retained earnings                              2,323,431       1,849,152
                                                   ------------    -----------
           Total shareholders' equity                4,205,737       3,632,032
------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity         $10,774,203     $10,155,454
------------------------------------------------------------------------------


                                       43

Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,
(Thousands)                                                                      1999                 1998                1997
------------------------------------------------------------------------------------------------------------------------------
Cash Provided from Operations:
    Net income                                                            $   783,634           $  603,127         $   652,481
    Adjustments to reconcile net income to net cash
       provided from operations:
       Depreciation and amortization                                          862,172              774,549             699,096
       Merger and integration expenses and other charges,
       provision to reduce carrying value of certain assets,
        gain on disposal of assets and other                                   38,859               56,927            (109,741)
       Other, net                                                              60,455               21,428              56,423
       Increase in deferred income taxes                                       78,426               81,079              42,773
    Changes in operating assets and liabilities, net of
     effects of acquisitions:
       Accounts receivable                                                   (111,950)            (150,078)           (147,206)
       Inventories and materials and supplies                                 (41,557)              (2,295)              4,976
       Accounts payable                                                      (113,514)                 892              26,036
       Other current liabilities                                             (130,683)               3,018              47,732
       Other, net                                                              74,187               17,201              (1,811)
                                                                          -----------           ----------         -----------
           Net cash provided from operations                                1,500,029            1,405,848           1,270,759
------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
    Additions to property, plant and equipment                             (1,006,475)            (998,004)           (899,723)
    Additions to capitalized software development costs                       (45,092)             (90,136)            (74,225)
    Additions to other intangible assets                                            -                    -            (146,526)
    Additions to investments                                                  (26,088)             (34,625)           (134,037)
    Purchase of property, net of cash acquired                                (99,946)             (81,102)           (113,213)
    Proceeds from the sale of investments                                      45,021              326,066             195,903
    Proceeds from the return on investments                                    87,854               58,324              50,336
    Proceeds from the sale of assets                                                -                    -             202,300
    Other, net                                                                (16,643)             (45,115)            (86,687)
                                                                          -----------           ----------         -----------
       Net cash used in investing activities                               (1,061,369)            (864,592)         (1,005,872)
------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
    Dividends on preferred and common stock                                  (378,176)            (272,091)           (236,004)
    Reductions in long-term debt                                             (344,527)            (413,969)            (73,280)
    Purchase of common stock                                                        -              (15,113)           (218,617)
    Preferred stock redemptions and purchases                                 (11,915)              (5,044)               (873)
    Contributions from minority investors                                           -               10,000                   -
    Distributions to minority investors                                      (113,294)            (102,788)            (45,063)
    Long-term debt issued                                                     298,174              244,164             295,611
    Common stock issued                                                        39,608               47,225              13,832
                                                                          -----------           ----------         -----------
       Net cash used in financing activities                                 (510,130)            (507,616)           (264,394)
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and short-term investments                        (71,470)              33,640                 493
Cash and Short-term Investments:
    Beginning of the year                                                      89,065               55,425              54,932
                                                                          -----------           ----------         -----------
    End of the year                                                       $    17,595           $   89,065         $    55,425
------------------------------------------------------------------------------------------------------------------------------
Supplemental Cash Flow Disclosures:
    Interest paid, net of amounts capitalized                             $   243,357           $  239,351         $   248,834
    Income taxes paid                                                     $   454,547           $  339,703         $   312,085
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                       44

Consolidated Statements of Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------------------
                                                                                            Unrealized
                                                         Preferred   Common    Additional   Holding Gain    Retained
(Thousands)                                                Stock      Stock     Capital    on Investments   Earnings         Total
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                               $ 9,198  $309,846   $1,058,494      $351,867    $1,135,812   $2,865,217
----------------------------------------------------------------------------------------------------------------------------------
      Net income                                                 -         -            -             -       652,481      652,481
      Other comprehensive loss, net of tax:
         Unrealized holding gains on investments,
         net of reclassification adjustments (See Note 13)       -         -            -       (51,196)            -       51,196)
                                                           -------  --------   ----------      --------    ----------   ----------
      Comprehensive income                                       -         -            -       (51,196)      652,481      601,285
                                                           -------  --------   ----------      --------    ----------   ----------
      Acquisition of subsidiaries                                -       872       26,348             -             -       27,220
      Employee plans, net                                        -       722       13,110             -             -       13,832
      Conversion of preferred stock and debentures             (43)       67          266             -             -          290
      Repurchase of stock                                        -    (6,851)    (211,766)            -             -     (218,617)
      Other, net                                                 -         -        1,707             -             -        1,707
      Dividends:
         Common                                                  -         -            -             -      (237,706)    (237,706)
         Preferred                                               -         -            -             -        (1,233)      (1,233)
                                                           -------  --------   ----------      --------    ----------   ----------
Balance at December 31, 1997                               $ 9,155  $304,656   $  888,159      $300,671    $1,549,354   $3,051,995
----------------------------------------------------------------------------------------------------------------------------------
      Net income                                                 -         -            -             -       603,127      603,127
      Other comprehensive income, net of tax:
         Unrealized holding gains on investments,
         net of reclassification adjustments (See Note 13)       -         -            -       248,052             -      248,052
                                                           -------  --------   ----------      --------    ----------   ----------
      Comprehensive income                                       -         -            -       248,052       603,127      851,179
                                                           -------  --------   ----------      --------    ----------   ----------
      Employee plans, net                                        -     1,741       45,484             -             -       47,225
      Conversion of preferred stock and debentures             (34)       23           86             -             -           75
      Repurchase of stock                                        -      (405)     (14,708)            -             -      (15,113)
      Dividends:
         Common                                                  -         -            -             -      (302,081)    (302,081)
         Preferred                                               -         -            -             -        (1,248)      (1,248)
                                                           -------  --------   ----------      --------    ----------   ----------
Balance at December 31, 1998                               $ 9,121  $306,015     $919,021      $548,723    $1,849,152   $3,632,032
----------------------------------------------------------------------------------------------------------------------------------
      Net income                                                 -         -            -             -       783,634      783,634
      Other comprehensive income, net of tax:
         Unrealized holding gains on investments,
         net of reclassification adjustments (See Note 13)       -         -            -        45,407             -       45,407
                                                           -------  --------   ----------      --------    ----------   ----------
      Comprehensive income                                       -         -            -        45,407       783,634      829,041
                                                           -------  --------   ----------      --------    ----------   ----------
      Acquisition of subsidiaries                                -     6,515       16,297             -        80,496      103,308
      Employee plans, net                                        -     1,694       37,914             -             -       39,608
      Conversion of preferred stock and debentures             (39)       34          124             -             -          119
      Redemption of preferred stock                         (8,520)        -            -             -             -       (8,520)
      Dividends:
         Common                                                  -         -            -             -      (388,962)    (388,962)
         Preferred                                               -         -            -             -          (889)        (889)
                                                           -------  --------   ----------      --------    ----------   ----------
Balance at December 31, 1999                               $   562  $314,258   $  973,356      $594,130    $2,323,431   $4,205,737
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                       45

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies:
   ------------------------------------------
      Description of Business -- ALLTEL Corporation ("ALLTEL" or the "Company")
      -----------------------
is a customer-focused information technology company that provides wireline and wireless communications and information services. The Company owns subsidiaries that provide wireless and wireline local, long-distance, network access and Internet services, and information processing management services and advanced application software. (See Note 16 for information regarding ALLTEL's business segments.)
      Basis of Presentation -- ALLTEL prepares its consolidated financial
      ---------------------
statements in accordance with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying consolidated financial statements.
      The consolidated financial statements include the accounts of ALLTEL, its subsidiary companies and majority-owned partnerships. Investments in 20% to 50% owned entities and all unconsolidated partnerships are accounted for using the equity method. Investments in less than 20% owned entities and in which the Company does not exercise significant influence over operating and financial policies are accounted for under the cost method. All intercompany transactions, except those with certain affiliates described below, have been eliminated in the consolidated financial statements. Certain prior-year amounts have been reclassified to conform with the 1999 financial statement presentation.
      Service revenues consist of wireless access and network usage revenues, local service, network access, Internet access, long-distance and miscellaneous wireline operating revenues, information services' data processing and software maintenance revenues. Product sales primarily consist of the product distribution and directory publishing operations and information services' software licensing revenues and equipment sales.
      Transactions with Certain Affiliates -- ALLTEL Communications Products,
      ------------------------------------
Inc. sells equipment and materials to wireline subsidiaries of the Company ($180.3 million in 1999, $185.7 million in 1998 and $115.8 million in 1997), as well as to other affiliated and non- affiliated communications companies and related industries. The cost of equipment and materials sold to the wireline subsidiaries is included, principally, in wireline plant in the consolidated financial statements. ALLTEL Information Services Inc. provides the data processing services for the Company's wireline operations ($105.9 million in 1999, $118.9 million in 1998 and $103.9 million in 1997), in addition to other affiliated and non-affiliated companies. Directory publishing services are provided to the wireline subsidiaries by ALLTEL Publishing Corporation ("Publishing"). Wireline revenues and sales include directory royalties received from Publishing ($35.4 million in 1999, $34.5 million in 1998 and $33.5 million in 1997). These intercompany transactions have not been eliminated because the directory royalties received from Publishing and the prices charged by the communications products and information services subsidiaries are included in the wireline subsidiaries (excluding the former Aliant Communications Inc. ("Aliant") operations) rate base and/or are recovered through the regulatory process.
      Regulatory Accounting -- The Company's wireline subsidiaries, except for
      ---------------------
the former Aliant operations, follow the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. Accordingly, SFAS 71 requires the Company's wireline subsidiaries to depreciate wireline plant over useful lives as approved by regulators, which could be longer than the useful lives that would otherwise be determined by management. SFAS 71 also requires deferral of certain costs and obligations based upon approvals received from regulators to

                                       46
permit recovery of such amounts in future years. The Company's wireline subsidiaries periodically review the applicability of SFAS 71 based on the developments in their current regulatory and competitive environments.
         Cash and Short-term Investments -- Cash and short-term investments
         -------------------------------
consist of highly liquid investments with original maturities of three months or less.
         Inventories -- Inventories are stated at the lower of cost or market
         -----------
value. Cost is determined primarily using either an average original cost or first-in, first-out method of valuation.
         Investments -- Investments in equity securities are recorded at fair
         -----------
value in accordance with SFAS No. 115 (See Note 3.) Investments in unconsolidated partnerships are accounted for using the equity method (See Note 4.) All other investments are accounted for using the cost method. Investments were as follows at December 31:
------------------------------------------------------------------------------
                                                           (Thousands)
                                                  ----------------------------
                                                        1999              1998
------------------------------------------------------------------------------
Equity securities                                 $1,006,193        $  967,787
Investments in unconsolidated partnerships           490,773           634,176
Other cost investments                                97,063            73,829
                                                  ----------        ----------
                                                  $1,594,029        $1,675,792
------------------------------------------------------------------------------
         Investments in unconsolidated partnerships include the excess of the purchase price paid over the underlying net book value of wireless partnerships of $220.3 million and $299.9 million as of December 31, 1999 and 1998, respectively. Amortization expense for the years ended December 31, 1999, 1998 and 1997 was $7.0 million, $7.2 million and $6.5 million, respectively, and is included in equity earnings from unconsolidated partnerships in the accompanying consolidated statements of income.
         Goodwill and Other Intangibles -- Goodwill represents the excess of
         ------------------------------
cost over the fair value of net assets acquired and is amortized on a straight-line basis for periods up to 40 years. The Company has acquired identifiable intangible assets through its acquisitions of interests in various wireless systems and acquisitions of wireline properties. The cost of acquired entities is allocated to identifiable assets at the date of the acquisition, and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill. Intangible assets related to the acquisition of entities in which the Company does not have a controlling interest are included in investments in unconsolidated partnerships. At December 31, 1999 and 1998, goodwill, net of amortization, was $1,739.2 million and $1,577.3 million, respectively. Amortization expense amounted to $57.1 million in 1999, $48.9 million in 1998 and $47.8 million in 1997.
         Other intangibles primarily consist of the cost of Personal Communications Services ("PCS") licenses including capitalized interest, franchise rights, cellular licenses, customer lists and trained workforce. The PCS licenses are amortized upon commencement of operations. Of the total cost capitalized related to PCS licenses, $34.4 million and $17.5 million was subject to amortization at December 31, 1999 and 1998, respectively. Amortization of all intangible assets is computed on a straight-line basis over the periods specified below. Amortization expense for other intangibles amounted to $7.8 million in 1999, $8.4 million in 1998 and $6.9 million in 1997. Other intangibles were as follows at December 31:
-----------------------------------------------------------------------
                                                   (Thousands)

                     Amortization Period           1999            1998
-----------------------------------------------------------------------
PCS licenses               40 years            $171,135        $163,073
Franchise rights           25 years              79,501          66,455
Cellular licenses          40 years              22,227          20,967
Customer lists             5-13 years             7,000           6,732
Trained workforce          14 years               5,800           5,800
Other                      25-40 years            3,615             143
                                               --------        --------
                                                289,278         263,170
Accumulated amortization                        (31,188)        (16,244)
                                               --------        --------
    Total other intangibles                    $258,090        $246,926
-----------------------------------------------------------------------


                                       46
                                       64

         The carrying value of goodwill and other intangibles is periodically evaluated by the Company for the existence of impairment on the basis of whether the intangible assets are fully recoverable from projected undiscounted net cash flows of the related business unit. If not fully recoverable from projected undiscounted cash flows, an impairment loss would be recognized for the difference between the carrying value of the intangible asset and its estimated fair value based on discounted net future cash flows.
         Property, Plant and Equipment -- Property, plant and equipment are
         -----------------------------
stated at original cost. Depreciation is computed using the straight-line method for financial reporting purposes. Depreciation expense amounted to $754.1 million in 1999, $680.7 million in 1998 and $619.3 million in 1997. The composite depreciation rates by class of property as a percent of average depreciable plant and equipment were:
------------------------------------------------
                          1999     1998     1997
------------------------------------------------
Wireline                  7.3%     6.7%     6.4%
Wireless                 10.2%    10.4%    10.4%
Information services     16.8%    17.4%    17.0%
Other                     4.2%     5.5%     6.2%
------------------------------------------------

         The Company capitalizes interest during periods of construction. Capitalized interest during construction amounted to $29.8 million in 1999, $23.5 million in 1998 and $14.3 million in 1997 and is included in other income, net in the accompanying consolidated statements of income.
         Revenue Recognition -- Communications revenues are recognized when
         -------------------
billed as determined by contractual arrangements with customers and are primarily derived from usage of the Company's networks and facilities or under revenue-sharing arrangements with other telecommunications carriers. (Management's Discussion and Analysis should be read regarding a prospective change in revenue recognition for certain communications revenues.) Information services revenues consist of data processing revenue recognized as services are performed, software licensing revenue recognized when delivery of the software occurs, and software maintenance revenue recognized ratably over the maintenance period. Certain long-term contracts are accounted for using the percentage-of-completion method. Under this method, revenue and profit are recognized throughout the term of the contract, based upon estimates of the total costs to be incurred and revenues to be generated throughout the term of the contract. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. Due to the uncertainty of these estimates, it is reasonably possible that these estimates could change in the near term, and the change could be material to the accompanying consolidated financial statements. For all other operations, revenue is recognized when products are delivered or services are rendered to customers.
         Included in accounts receivable and other assets are unbilled receivables primarily related to the information services segment totaling $105.6 million and $91.6 million at December 31, 1999 and 1998, respectively. Included in these unbilled receivables are amounts totaling $54.9 million and $55.0 million at December 31, 1999 and 1998, respectively, which represent costs and estimated earnings in excess of billings related to long-term contracts accounted for under the percentage-of-completion method.
         Computer Software Development Costs -- For the Company's information
         -----------------------------------
services operations, research and development expenditures related to internally developed computer software are charged to expense as incurred. The development costs of software to be marketed are charged to expense until technological feasibility is established. After that time, the remaining software development costs are capitalized and recorded in other assets in the accompanying consolidated balance sheets. Software development costs incurred in the application development stage of internal use software are capitalized and recorded in plant in the accompanying consolidated balance sheets. As of December 31, 1999 and 1998, total capitalized software development costs, net of amortization, were $295.8 million and $282.9 million, respectively. Amortization of the capitalized amounts is computed on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product, generally three to six years for software to be marketed. Internal use software is amortized over various periods not exceeding ten years. Amortization expense

                                       47
amounted to $43.2 million in 1999, $36.5 million in 1998 and $25.1 million in 1997.
         The carrying value of capitalized software development costs to be marketed is periodically evaluated by the Company. If the net realizable value of the capitalized software development costs is less than its carrying value, an impairment loss is recognized for the difference. The determination of net realizable value requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues generated by the software, the estimated economic life of the software and changes in software and hardware technologies. Accordingly, it is reasonably possible that estimates of anticipated future revenues generated by the software, the remaining economic life of the software, or both, could be reduced in the near term, materially impacting the carrying value of capitalized software development costs.
         Earnings Per Share -- Basic earnings per share of common stock was
         ------------------
determined by dividing net income applicable to common shares by the weighted average number of common shares outstanding during each year. Diluted earnings per share reflects the potential dilution that could occur assuming conversion or exercise of all outstanding preferred stocks and issued and unexercised stock options. No options were excluded from the computation of diluted earnings per share at December 31, 1998, while options to purchase approximately 155,000 and 2,447,000 shares of common stock at December 31, 1999 and 1997, respectively, were excluded from the computation of diluted earnings per share because the effect of including them was anti-dilutive.
         A reconciliation of the net income and numbers of shares used in computing basic and diluted earnings per share was as follows:
-----------------------------------------------------------------------------
(Thousands, except per share amounts)                1999      1998      1997
-----------------------------------------------------------------------------
Basic earnings per share:
Net income applicable to common shares           $782,745  $601,879  $651,248

Weighted average common shares
    outstanding for the year                      312,841   305,344   307,884
-----------------------------------------------------------------------------
Basic earnings per share of common stock            $2.50     $1.97     $2.12
-----------------------------------------------------------------------------
Diluted earnings per share:
Net income applicable to common shares           $782,745  $601,879  $651,248
Adjustments for convertible securities:
    Preferred stocks                                  173       174       206
                                                 --------  --------  --------
Net income applicable to common shares,
    assuming conversion of above securities      $782,918  $602,053  $651,454
-----------------------------------------------------------------------------
Weighted average common shares
    outstanding for the year                      312,841   305,344   307,884
Increase in shares which would result from:
    Exercise of stock options                       3,529     2,551     1,454
    Conversion of convertible preferred stocks        444       468       523
                                                 --------  --------  --------
Weighted average common shares, assuming
    conversion of the above securities            316,814   308,363   309,861
-----------------------------------------------------------------------------
Diluted earnings per share of common stock          $2.47     $1.95     $2.10
-----------------------------------------------------------------------------
2.  Mergers:
    -------
On September 30, 1999, the Company completed mergers with Liberty Cellular, Inc. ("Liberty") and its affiliate KINI L.C. under definitive merger agreements entered into on June 22, 1999. Under terms of the merger agreements, the outstanding stock of Liberty, which operates under the name Kansas Cellular, and the outstanding ownership units of KINI L.C. were exchanged for approximately
7.0 million shares of ALLTEL's common stock. On July 2, 1999, the Company completed its merger with Aliant under a definitive merger agreement entered into on December 18, 1998. Under the terms of the merger agreement, Aliant became a wholly-owned subsidiary of ALLTEL, and each outstanding share of Aliant common stock was converted into the right to receive .67 shares of ALLTEL common stock, 23.9 million common shares in the aggregate. The mergers qualified as tax-free reorganizations and have been accounted for as poolings-of-interests.



         The accompanying consolidated financial statements have been restated to include the accounts and results of operations of Aliant, Liberty and KINI L.C. for all periods prior to the mergers. The combined operating results of ALLTEL, Aliant, Liberty and KINI L.C. include certain eliminations and reclassification adjustments to conform the accounting and financial reporting policies of the companies.
         Separate and combined results of operations for certain periods prior to the mergers are as follows:

-------------------------------------------------------------------------------
                                   (Unaudited)
                                    Six Months              For the Years Ended
                                   Ended June 30,              December 31,
                                   --------------           -------------------
(Thousands)                                  1999           1998           1997
-------------------------------------------------------------------------------
Revenues and sales:
  ALLTEL, as reported                  $2,837,950      $5,194,008    $4,545,140
  Aliant                                  182,892         338,007       286,328
  Liberty and KINI L.C.                    59,526         110,178        92,134
  Eliminations and reclassifications       (3,255)        (15,398)      (16,644)
                                       ----------      ----------    ----------
         Combined                      $3,077,113      $5,626,795    $4,906,958
-------------------------------------------------------------------------------
Net Income:
  ALLTEL, as reported                  $  356,830      $  525,475    $  589,381
  Aliant                                   32,955          58,059        53,039
  Liberty and KINI L.C.                     9,966          19,593        10,061
                                       ----------      ----------    ----------
    Combined                           $  399,751      $  603,127    $  652,481
-------------------------------------------------------------------------------
         In January 1999, the Company completed a merger with Standard Group, Inc. ("Standard"). In September 1999, the Company also completed mergers with Advanced Information Resources, Limited ("AIR") and Southern Data Systems ("Southern Data"). In connection with the mergers, approximately 6.5 million shares of ALLTEL common stock were issued. All three mergers qualified as tax-free reorganizations and were accounted for as poolings-of-interests. Prior period financial information has not been restated, since the operations of the three acquired companies are not significant to ALLTEL's consolidated financial statements on either a separate or aggregate basis. The accompanying consolidated financial statements include the accounts and results of operations of Standard, AIR and Southern Data from the date of acquisition.
         On July 1, 1998, the Company completed its merger with 360 Communications Company ("360") under a definitive merger agreement entered into on March 16, 1998. Under the terms of the merger agreement, 360 became a wholly-owned subsidiary of the Company. In connection with the merger, each outstanding share of 360 common stock was converted into the right to receive .74 shares of the Company's common stock, 92.1 million common shares in the aggregate. The merger qualified as a tax-free reorganization and was accounted for as a pooling-of-interests.
         In connection with the mergers discussed above, the Company recorded merger and integration expenses and other charges in 1999 and 1998. (See Note 9.)

3.  Financial Instruments and Investment Securities:
    -----------------------------------------------
The carrying amount of cash and short-term investments approximates fair value due to the short maturity of the instruments. The fair value of investments was $1,594.0 million in 1999 and $1,675.8 million in 1998 based on quoted market prices and the carrying value of investments for which there were no quoted market prices. The fair value of the Company's long-term debt, after deducting current maturities, was estimated to be $3,536.1 million in 1999 and $3,912.8 million in 1998 compared to a carrying value of $3,750.4 million in 1999 and $3,678.6 million in 1998. The fair value estimates were based on the overall weighted rates and maturities of the Company's long-term debt compared to rates and terms currently available in the long-term financing markets. The fair value of the Company's redeemable preferred stock was estimated to be $24.2 million in 1999 and $22.3 million in 1998 compared to a carrying amount of $1.5 million in 1999 and $5.0 million in 1998. The fair value estimates were based on the conversion of the Series D convertible redeemable preferred stock to common stock of the Company and the carrying value of the Series A redeemable preferred stock for which there is no quoted market price. During 1999, the Company redeemed all of the outstanding shares of the Series A redeemable preferred stock. The fair value of all other financial instruments was estimated by management to approximate the carrying value.


                                       48

         Equity securities owned by the Company have been classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported, net of tax, as a separate component of shareholders' equity. The Company had unrealized gains, net of tax, on investments in equity securities of $594.1 million, $548.7 million and $300.7 million at December 31, 1999, 1998 and 1997, respectively, principally derived from ALLTEL's investment in MCI WorldCom, Inc. ("MCI WorldCom") common stock. The unrealized gains, including the related tax impact, are non-cash items and accordingly have been excluded from the accompanying consolidated statements of cash flows. During 1999, 1998 and 1997, the Company sold a portion of its investment in MCI WorldCom common stock. (See Note 11.)

4.  Investments in Unconsolidated Partnerships:
    ------------------------------------------
At December 31, 1999, the Company has investments in 51 wireless partnerships in which it holds a minority ownership interest. The interest owned in each unconsolidated partnership ranges from approximately 1% to 49%. Unaudited, condensed, combined financial information for investments in unconsolidated partnerships was as follows for the years ended December 31:
-------------------------------------------------------------------------------
                                                          (Thousands)
                                            -----------------------------------
                                                  1999         1998        1997
-------------------------------------------------------------------------------
Revenues and sales                          $3,568,972   $3,120,715  $2,811,724

Operations                                   2,030,982    1,664,365   1,673,913
Cost of products sold                          209,741      152,128      83,674
Depreciation and amortization                  374,948      358,850     303,225
                                            ----------   ----------  ----------
    Total operating expenses                 2,615,671    2,175,343   2,060,812

Operating income                               953,301      945,372     750,912
Non-operating income (expense)                  (9,666)     (18,414)      1,202
                                            ----------   ----------  ----------
Income before cumulative effects
    of changes in accounting principles        943,635      926,958     752,114
Cumulative effects of changes in
    accounting principles, net                       -            -     (19,278)
                                            ----------   ----------  ----------
Net income                                  $  943,635   $  926,958  $  732,836
-------------------------------------------------------------------------------
                                                               December 31,
                                                         ----------------------
                                                               1999        1998
-------------------------------------------------------------------------------
Assets:
    Current assets                                       $  834,466  $  634,073
    Non-current assets                                    2,308,365   2,432,535
                                                         ----------  ----------
         Total assets                                    $3,142,831  $3,066,608
-------------------------------------------------------------------------------
Liabilities and equity:
    Current liabilities                                  $  264,497  $   49,602
    Long-term liabilities                                    16,681      19,166
    Equity                                                2,861,653   2,997,840
                                                         ----------  ----------
         Total liabilities and equity                    $3,142,831  $3,066,608
-------------------------------------------------------------------------------


5.  Debt:
    ----
Long-term debt, after deducting current maturities, was as follows at
December 31:
-------------------------------------------------------------------------------
                                                                (Thousands)
                                                                1999        1998
-------------------------------------------------------------------------------
Debentures and notes, without collateral,
 Weighted rate 7.2% in 1999 and 7.3% in 1998
 Weighted maturity 11 years in 1999 and 10 years in 1998   $2,977,931 $2,698,683

Revolving credit agreement,
 Weighted rate 6.1% in 1999 and 5.7% in 1998
 Weighted maturity 5 years in 1999 and 1998                   341,050    578,520

Rural Telephone Bank and Federal Financing Bank notes,
 Weighted rate 7.4% in 1999 and 7.7% in 1998
 Weighted maturity 15 years in 1999 and 16 years in 1998      296,840    252,240

First mortgage bonds and collateralized notes,
 Weighted rate 6.0% in 1999 and 6.3% in 1998
 Weighted maturity 7 years in 1999 and 1998                    65,564     85,835

Rural Utilities Service notes,
 Weighted rate 4.8% in 1999 and 4.6% in 1998
 Weighted maturity 15 years in 1999 and 16 years in 1998       63,828     57,498

Industrial revenue bonds,
 Weighted rate 5.2% in 1999 and 5.4% in 1998
 Weighted maturity 8 years in 1999 and 9 years in 1998          5,200      5,850
                                                           ---------- ----------
         Total long-term debt                              $3,750,413 $3,678,626
--------------------------------------------------------------------------------
         Weighted rate                                           7.1%       7.0%
         Weighted maturity                                   11 years   10 years
--------------------------------------------------------------------------------
         The Company has a $1 billion revolving credit agreement, which has a termination date of October 1, 2004, with provision for annual extensions. It is the Company's intention to continue to renew this agreement. The revolving credit agreement provides for a variety of pricing options.
         The indentures and agreements, as amended, provide, among other things, for various restrictions on the payment of dividends by the Company. Retained earnings unrestricted as to the payment of dividends by the Company amounted to $2,067.5 million at December 31, 1999. Certain properties have been pledged as collateral on $431.4 million of obligations.
         Interest expense on long-term debt amounted to $278.9 million in 1999, $277.6 million in 1998 and $273.7 million in 1997. At December 31, 1998 and 1999, accrued interest on long-term debt was $60.3 million and $54.4 million, respectively. Maturities and sinking fund requirements for the four years after 2000 for long-term debt outstanding, excluding the revolving credit agreement, as of December 31, 1999, were $61.9 million, $61.8 million, $504.3 million and $652.4 million for the years 2001 through 2004, respectively.

6.  Common Stock:
    ------------
There are 1 billion shares of $1 par value common stock authorized of which 314,257,977 and 306,014,857 shares were outstanding at December 31, 1999 and 1998, respectively. At December 31, 1999, the Company had 24,070,312 common shares reserved for issuance in connection with stock options (23,274,216 shares) and convertible preferred stock (796,096 shares).
         The Company has stock-based compensation plans. Under these plans, the Company may grant fixed and performance-based incentive and non-qualified stock options to officers and other key employees. The maximum number of shares of the Company's common stock that may be issued to officers and other key employees under all stock option plans in effect at December 31, 1999 is 26,615,611 shares. Fixed options granted under the stock option plans generally become exercisable in one to five years from the date of grant. Certain fixed options granted in 1997 become exercisable in equal increments over a six-year period beginning three years from the date of grant. Performance-based options were granted in 1997, and such options become exercisable one year from the date in which certain performance goals related to operating income growth and return on invested capital are achieved for the four most recent consecutive calendar quarters. Four separate levels of performance goal targets have been established, each specifying different minimum growth and return rates.

                                       49

Depending upon which of the four performance goal target levels is attained, 25%, 50%, 75% or 100% of the option award will vest and become exercisable.
         Under the 1994 Stock Option Plan for Non-employee Directors (the "Directors' Plan"), the Company grants fixed, non-qualified stock options to directors for up to 1,000,000 shares of common stock. Under the Directors' Plan, directors receive a one-time grant to purchase 10,000 shares of common stock. Directors are also granted each year, on the date of the annual meeting of stockholders, an option to purchase a specified number of shares of common stock (currently 5,500 shares). Options granted under the Directors' Plan become exercisable the day immediately preceding the date of the first annual meeting of stockholders following the date of grant.
         For all plans, the exercise price of the option equals the market value of the Company's common stock on the date of grant. For fixed stock options, the maximum term for each option granted is 10 years. Any performance-based option that remains unvested as of January 29, 2003, will expire.
         The fair value of each stock option granted was estimated using the Black-Scholes option-pricing model and the following weighted average assumptions:
--------------------------------------------------------------------------------
                                                      1999       1998       1997
--------------------------------------------------------------------------------
Expected life                                    5.1 years  5.2 years  5.6 years
Expected volatility                                  22.0%      24.0%      21.6%
Dividend yield                                        1.9%       1.9%       2.9%
Risk-free interest rate                               4.8%       5.4%       6.2%
--------------------------------------------------------------------------------
         The following is a summary of stock options outstanding, granted, exercised, forfeited and expired under the Company's stock-based compensation plans:
--------------------------------------------------------------------------------
                                                                  Weighted
                                                                Average Price
                                      Shares                      Per Share
                        -----------------------  -------------------------------
                              1999         1998       1997   1999   1998    1997
--------------------------------------------------------------------------------
Outstanding at beginning
    of period            10,226,979   9,744,398  6,657,438  $32.53 $28.65 $24.70
Granted                   3,429,000   2,889,320  4,442,720   65.16  40.50  32.73
Exercised                (1,827,493) (1,829,843)  (953,313)  27.35  24.00  20.19
Forfeited                (1,014,269)   (566,343)  (357,413)  43.62  33.90  28.64
Expired                           -     (10,553)   (45,034)      -  38.99  25.79
                         ----------  ----------  ---------  ------ ------ ------
Outstanding at
    end of period        10,814,217  10,226,979  9,744,398  $42.71 $32.53 $28.65
--------------------------------------------------------------------------------
Exercisable at
    end of period         3,186,683   3,643,826  3,822,526  $29,47 $26.24 $23.56
Non-vested at
    end of period:
      Fixed               7,465,159   6,326,653  5,635,372
      Performance-based     162,375     256,500    286,500
Weighted average fair
    value of stock options
    granted during the year  $15.25      $10.49      $7.66
--------------------------------------------------------------------------------

         The following is a summary of stock options outstanding as of December 31, 1999:
----------------------------------------------------------------------------
             Options Outstanding                       Options Exercisable
--------------------------------------------------   -----------------------
                             Weighted     Weighted                  Weighted
                              Average      Average                   Average
                  Number     Remaining   Exercise        Number     Exercise
   Range of         of      Contractual     Price          of        Price
Exercise Prices   Options       Life     Per Share      Options    Per Share
----------------------------------------------------------------------------
$11.41 - $20.00    591,552    1.8 years    $18.83       591,552     $18.83
$20.23 - $29.48  1,379,567    4.7 years     27.75     1,233,896      27.85
$30.00 - $33.88  2,106,250    7.0 years     31.89       929,587      31.78
$34.50 - $41.81  1,915,855    7.8 years     34.75        69,855      38.86
$43.06 - $57.06  1,877,493    8.3 years     45.25       356,293      44.23
$64.56 - $73.31  2,943,500    9.2 years     65.82         5,500      70.75
                ----------    ---------    ------     ---------     ------
                10,814,217    7.4 years    $42.71     3,186,683     $29.47
----------------------------------------------------------------------------

         The Company applies the provisions of Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, the Company does not record compensation expense for any of the fixed stock options granted. For performance-based options, compensation expense is recognized over the expected vesting period of the options and is adjusted for changes in the number of options expected to vest and the market value of the Company's common stock. Compensation expense (credit) for the performance-based options amounted to $(0.5) million in 1999, $2.8 million in 1998 and $0.5 million in 1997. Had compensation expense for options granted been determined on the basis of the fair value of the awards at the date of grant, consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the years ended December 31:
-------------------------------------------------------------------------------
(Thousands, except per share amounts)              1999         1998       1997
-------------------------------------------------------------------------------
Net income:
    As reported                                $783,634     $603,127   $652,481
    Pro forma                                  $770,453     $594,164   $646,703
Basic earnings per share:
    As reported                                   $2.50        $1.97      $2.12
    Pro forma                                     $2.46        $1.94      $2.10
Diluted earnings per share:
    As reported                                   $2.47        $1.95      $2.10
    Pro forma                                     $2.43        $1.92      $2.08
-------------------------------------------------------------------------------
         The pro forma amounts presented above may not be representative of the future effects on reported net income and earnings per share since the pro forma compensation expense is allocated over the periods in which options become exercisable, and new option awards may be granted each year.

7.  Employee Benefit Plans and Postretirement Benefits Other Than Pensions:
    ----------------------------------------------------------------------
The Company has trusteed, non-contributory defined benefit pension plans, which provide retirement benefits for eligible employees of the Company. Assets of the plans include common stock of the Company amounting to $61.3 million and $43.8 million at December 31, 1999 and 1998, respectively. Pension credit, including provision for executive compensation agreements, totaled $(2.8) million in 1999, $(9.2) million in 1998 and $(6.4) million in 1997.
         The Company provides postretirement healthcare and life insurance benefits for eligible employees. Employees share in the cost of these benefits. The Company funds the accrued costs of these plans as benefits are paid. Postretirement expense totaled $11.4 million in 1999, $10.0 million in 1998 and $8.8 million in 1997.


                                       50

         The components of the pension and postretirement expense (credit) were as follows for the years ended December 31:
-------------------------------------------------------------------------------
                                             (Thousands)
                          -----------------------------------------------------
                                Pension Benefits        Postretirement Benefits
                          -----------------------------------------------------
                              1999     1998      1997    1999     1998     1997
-------------------------------------------------------------------------------
Benefits earned
    during the year       $ 21,250 $ 14,523 $  14,173  $ 1,002  $  485   $  940
Interest cost on
    benefit obligation      40,836   38,935    36,130    8,426   7,844    6,886
Amortization of transition
    (asset) obligation      (2,616)  (2,616)   (2,616)     976     976      976
Amortization of prior
    service (credit) cost     (334)    (538)     (538)     169     169      153
Recognized net actuarial
    (gain) loss             (3,723)  (3,572)   (3,943)     842     482     (170)
Expected return on
    plan assets            (58,255) (55,976)  (49,562)       -       -        -
                          -------- --------  --------  -------  ------   ------
Net periodic (credit)
    expense               $ (2,842)$ (9,244) $ (6,356) $11,415  $9,956   $8,785
-------------------------------------------------------------------------------
         The following table presents a summary of plan assets, projected benefit obligation and funded status of the plans at December 31:
-------------------------------------------------------------------------------
                                                 (Thousands)
                                -----------------------------------------------
                                   Pension Benefits     Postretirement Benefits
-------------------------------------------------------------------------------
                                     1999       1998            1999      1998
Fair value of plan assets
    at beginning of year        $ 744,418   $688,011        $      -  $       -
Employer contributions                  -          -           8,064      8,464
Participant contributions               -          -           2,186      2,354
Actual return on plan assets      120,839     88,398               -          -
Benefits paid                     (33,352)   (31,991)        (10,250)   (10,818)
                                ---------   --------        --------  ---------
Fair value of plan assets
    at end of year                831,905    744,418               -          -
-------------------------------------------------------------------------------
Projected benefit obligation
    at beginning of year          595,472    526,482         116,840    108,958
Benefits earned                    21,250     14,523           1,002        485
Interest cost on projected
    benefit obligation             40,836     38,935           8,426      7,844
Participant contributions               -          -           2,186      2,354
Plan amendments                    (1,978)     2,488               -          -
Actuarial (gain) loss             (65,534)    45,035          (1,405)     8,017
Benefits paid                     (33,352)   (31,991)        (10,250)   (10,818)
                                ---------  ---------        --------  ---------
Projected benefit obligation
    at end of year                556,694    595,472         116,799    116,840
-------------------------------------------------------------------------------
Plan assets in excess of
    (less than) projected
      benefit obligation          275,211    148,946        (116,799)  (116,840)
Unrecognized actuarial
    (gain) loss                  (237,512)  (116,560)         26,074     23,736
Unrecognized prior service cost     4,671      6,314           2,136      2,305
Unrecognized net transition
    (asset) obligation             (8,658)   (11,275)         12,687     13,662
                                ---------   --------        --------  ---------
Prepaid (accrued) benefit cost  $  33,712   $ 27,425        $(75,902) $ (77,137)
-------------------------------------------------------------------------------
         Actuarial assumptions used to calculate the projected benefit obligations were as follows for the years ended December 31:
-----------------------------------------------------------------------------
                               Pension Benefits       Postretirement Benefits
                               ----------------       -----------------------
                                 1999      1998             1999         1998
-----------------------------------------------------------------------------
Discount rate                    7.8%      6.9%             7.8%         7.5%
Expected return on plan assets   8.5%      8.5%                -            -
Rate of compensation increase    5.2%      5.2%                -            -
Healthcare cost trend rate         -          -             7.0%         9.1%
-----------------------------------------------------------------------------
         The healthcare cost trend rate is expected to decrease on a graduated basis to an ultimate rate of 6 percent in the year 2000. A one percent change in the assumed healthcare cost trend rate for each future year would affect the postretirement benefit cost by approximately $0.6 million for the year ended December 31, 1999. A one percent increase in the assumed healthcare cost trend rate would increase the postretirement benefit obligation as of December 31, 1999, by approximately $7.8 million, while a one percent decrease in the rate would reduce the postretirement benefit obligation as of December 31, 1999, by approximately $6.7 million.

         The Company has a non-contributory defined contribution plan in the form of profit-sharing arrangements for eligible employees, except bargaining unit employees. The amount of profit-sharing contributions to the plan is determined annually by the Company's Board of Directors. Profit-sharing expense amounted to $34.1 million in 1999, $19.4 million in 1998 and $22.8 million in 1997.
         The Company also sponsors employee savings plans under section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees, except bargaining unit employees. Employees may elect to contribute to the plans a portion of their eligible pretax compensation up to certain limits as specified by the plans. The Company also makes annual contributions to the plans. Expense recorded by the Company related to these plans amounted to $15.9 million in 1999, $11.4 million in 1998 and $15.3 million in 1997.



8.  Lease Commitments:
    -----------------
Minimum rental commitments for all non-cancelable operating leases, consisting principally of leases for office space, office equipment, real estate and tower space, were as follows as of December 31, 1999:

-----------------------------------------------
Year                                (Thousands)
-----------------------------------------------
2000                                   $ 58,919
2001                                     46,695
2002                                     35,214
2003                                     25,915
2004                                     19,826
Thereafter                               91,642
                                       --------
    Total                              $278,211
-----------------------------------------------

         Rental expense totaled $71.4 million in 1999, $71.3 million in 1998 and $60.6 million in 1997.

9. Merger and Integration Expenses and Other Charges:
   -------------------------------------------------
During the third quarter of 1999, the Company recorded a pretax charge in connection with its mergers with Aliant, Liberty and its affiliate KINI L.C., AIR and Southern Data and with certain loss contingencies and other restructuring activities. The following is a summary of the significant components included in this charge:
-----------------------------------------------
                                    (Thousands)
Merger and integration costs            $73,410
Restructuring charge                     17,110
                                        -------
    Total pretax charge                 $90,520
-----------------------------------------------
         The merger and integration expenses include professional and financial advisors' fees of $24.4 million, severance and employee-related expenses of $15.4 million and other integration costs of $33.6 million. The Company's merger and integration plan, as approved by ALLTEL's Board of Directors, provides for a reduction of 200 employees of Aliant and Liberty, primarily in the corporate support functions, to be substantially completed by the third quarter of 2000. As of December 31, 1999, the Company had paid $7.2 million in severance and employee-related expenses and 34 of the total 200 employee reductions had been completed. The other integration costs include $12.5 million of lease termination costs, $10.2 million of costs associated with the early termination of certain service obligations, and a $4.6 million write-down in the carrying value of certain in-process and other software development assets that have no future alternative use or functionality. Also included are other integration costs incurred in the third quarter consisting of branding and signage costs of $4.1 million and other expenses of $2.2 million.
         The lease termination costs include a cancellation fee of $7.3 million representing the negotiated settlement to terminate the Company's contractual commitment to lease building space previously occupied by the former 360 operations. The lease termination costs also include a $4.1 million write-off of capitalized leasehold improvements and $1.1 million in other disposal costs.



         The contract termination fees include $5.2 million related to long-term contracts with an outside vendor for customer billing services to be provided to the Aliant and Liberty operations. As part of its integration plan, the Company will convert both the Aliant and Liberty operations to its own internal billing system. Conversion of the Liberty operations was completed in November 1999, and conversion of the Aliant operations will be completed by June 2000. The $5.2 million amount represents the termination fee specified in the contracts and will be paid by June 2000. The Company also recorded an additional $5.0 million charge to reflect the actual cost of terminating its contract with Convergys Corporation ("Convergys") for customer billing services to be provided to the former 360 operations. On September 14, 1999, the Company and Convergys agreed to a final contract termination fee of $55.0 million, of which $50.0 million of termination costs were recorded in the third quarter of 1998, as discussed below. The two companies had been in litigation since late last year over ALLTEL's claimed right to seek early termination of its multi-year contract with Convergys so that ALLTEL could transition all the customers processed by Convergys to its own billing system. In addition to the termination fee, the Company will continue to pay Convergys for processing customer accounts until all customers are switched to ALLTEL's billing system, which is expected to be completed in 2001. Payments for the continuing processing services will be expensed as incurred.
         In connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded a restructuring charge consisting of $10.8 million in severance and employee benefit costs related to a planned workforce reduction and $6.3 million in lease termination costs related to the consolidation of certain operating locations. The restructuring plan, which will result in the elimination of approximately 308 employees in the Company's wireline operations support functions, will be completed by September 2000. As of December 31, 1999, the Company had paid $1.0 million in severance and employee-related expenses and 34 of the total 308 employee reductions had been completed. The lease termination costs represent the minimum contractual commitments over the next one to four years for leased facilities the Company has abandoned.
         During the third quarter of 1998, the Company recorded transaction costs and one-time charges totaling $252.0 million on a pretax basis related to the closing of its merger with 360. The merger and integration expenses included professional and financial advisors' fees of $31.5 million, severance and employee-related expenses of $48.7 million and integration costs of $171.8 million. The Company's merger and integration plan, as approved by ALLTEL's Board of Directors, provided for a reduction of 521 employees, primarily in the corporate support functions. As of December 31, 1999, the Company had paid $40.0 million in severance and employee-related expenses and substantially all of the 521 employee reductions had been completed. The integration costs included several adjustments resulting from the redirection of a number of strategic initiatives based on the merger with 360 and ALLTEL's expanded wireless presence. These adjustments included a $60.0 million write-down in the carrying value of certain in-process software development assets, $50.0 million of costs associated with the early termination of certain service obligations, branding and signage costs of $20.7 million, an $18.0 million write-down in the carrying value of certain assets resulting from a revised PCS deployment plan and other integration costs of $23.1 million.
         The estimated cost of contract termination was related to a long-term contract continuing through 2006 with Convergys for customer billing services to be provided to the 360 operations. The $50.0 million of costs recorded represented the present value of the estimated profit to the vendor over the remaining term of the contract and was the Company's best estimate of the cost of terminating the billing services contract prior to the expiration of its term. As previously noted, in September 1999, the Company and Convergys agreed upon a termination fee of $55.0 million. The $18.0 million write-down in the carrying value of certain PCS-related assets includes approximately $15.0 million related to cell site acquisition and improvement costs and capitalized labor and engineering charges that were incurred during the initial construction phase of the PCS buildout in three markets. As a result of the merger with 360, the Company elected not to continue to complete construction of its PCS network in these three markets. The remaining $3.0 million of the PCS-related write-down represents cell site lease termination fees.


         The major action steps of the 360 merger and integration plan included: (1) the immediate stoppage of further development of a customer billing system, which had no alternative use or functionality, (2) the immediate negotiation with a vendor of an early termination of a customer billing contract, and (3) the immediate abandonment of the PCS buildout in three markets.
         The following is a summary of activity related to the liabilities associated with the Company's merger and integration expenses and other charges at December 31:
-------------------------------------------------------------------------------
                                                            (Thousands)
                                                     --------------------------
                                                          1999             1998
                                                          ----             ----
Balance, beginning of year                           $  91,281         $      -
Merger and integration expenses and other charges       90,520          252,000
Non-cash write-down of assets                           (9,766)         (74,800)
Cash outlays                                          (105,562)         (85,919)
                                                     ---------         --------
Balance, end of year                                 $  66,473         $ 91,281
-------------------------------------------------------------------------------

         At December 31, 1999, the remaining unpaid liability related to the Company's merger and integration and restructuring activities consists of contract termination fees of $29.9 million, severance and employee-related expenses of $26.7 million, lease cancellation and termination costs of $5.8 million and other integration costs of $4.1 million.
         The merger and integration expenses and other charges decreased net income for the periods ended December 31, 1999 and 1998, $66.0 million and $201.0 million, respectively.

10. Provision to Reduce Carrying Value of Certain Assets:
    ----------------------------------------------------
During the third quarter of 1998, the Company recorded a non-recurring operating expense associated with a contingency reserve on an unbilled receivable of $55.0 million related to its contract with GTE Corporation ("GTE"). Due to its pending merger with Bell Atlantic Corporation, GTE has re-evaluated its billing and customer care requirements, modified its billing conversion plans and is purchasing certain processing services from ALLTEL for an interim period. This charge decreased net income by $33.6 million.
         In 1997, the Company recorded a pretax write-down of $16.9 million to reflect the fair value less cost to sell its product distribution segment's wire and cable subsidiary, HWC Distribution Corp. ("HWC"). The sale of HWC was completed in May 1997. This write-down resulted in a decrease in net income of $11.7 million for the year ended December 31, 1997.

11. Gain on Disposal of Assets and Other:
    ------------------------------------
During the fourth quarter of 1999, the Company recorded a pretax gain of $43.1 million from the sale of a portion of its investment in MCI WorldCom common stock. Proceeds from this sale amounted to $45.0 million. This transaction increased net income $27.2 million.
         During the third quarter of 1998, the Company recorded a pretax gain of $80.9 million from the sale of a portion of its investment in MCI WorldCom common stock. Proceeds from this sale amounted to $87.6 million. This transaction increased net income $49.2 million. During the second quarter of 1998, the Company recorded a pretax gain of $148.2 million from the sale of a portion of its investment in MCI WorldCom common stock. Proceeds from this sale amounted to $162.6 million. The Company also incurred termination fees of $3.5 million related to the early retirement of long-term debt. These transactions increased net income $88.1 million. During the first quarter of 1998, the Company recorded a pretax gain of $36.6 million primarily from the sale of a portion of its investment in MCI WorldCom common stock. Proceeds from the sale of stock amounted to $40.7 million. In addition, the Company recorded a pretax gain of $30.5 million from the sale of its ownership interest in a cellular partnership serving the Omaha, Neb., market. The gains from these first quarter transactions resulted in an increase of $40.4 million in net income.



         In 1997, the Company recorded a pretax gain of $34.4 million primarily related to the sale of its investment in a software company. The Company also recorded a pretax gain of $156.0 million from the sale of a portion of its investment in MCI WorldCom common stock. Proceeds from the sale of this stock amounted to $185.9 million. In addition, the Company recorded a pretax gain of $16.2 million from the sale of information services' healthcare operations; and the Company recorded a pretax gain of $3.0 million from the divestiture of its ownership interests in two unconsolidated partnerships. The net income impact from these transactions resulted in an increase of $121.5 million in net income for the year ended December 31, 1997.

12. Income Taxes:
    ------------
Income tax expense was as follows:

-------------------------------------------------------------------------------
                                                   (Thousands)
                                             1999           1998           1997
                                       ----------------------------------------
Federal                                  $474,622       $438,336       $376,407
State and other                            72,596         63,418         57,543
                                         --------       --------       --------
                                         $547,218       $501,754       $433,950
-------------------------------------------------------------------------------
The federal income tax expense consists of the following:
-------------------------------------------------------------------------------
                                                   (Thousands)
                                             1999           1998           1997
                                         --------------------------------------
Currently payable                        $428,859       $409,794       $275,398
Deferred                                   48,894         32,827        106,652
Investment tax credit amortized            (3,131)        (4,285)        (5,643)
                                         --------       --------       --------
                                         $474,622       $438,336       $376,407
-------------------------------------------------------------------------------

         Deferred income tax expense results principally from temporary differences between depreciation expense for income tax purposes and depreciation expense recorded in the financial statements. Deferred tax balances are adjusted to reflect tax rates, based on currently enacted tax laws, that will be in effect in the years in which the temporary differences are expected to reverse. For the Company's regulated operations, the adjustment in deferred tax balances for the change in tax rates is reflected as regulatory assets or liabilities. These regulatory assets and liabilities are amortized over the lives of the related depreciable asset or liability concurrent with recovery in rates.
         Differences between the federal income tax statutory rates and effective income tax rates, which include both federal and state income taxes, were as follows:
-------------------------------------------------------------------------------
                                                         1999     1998     1997

Statutory income tax rates                              35.0%    35.0%    35.0%
Increase (decrease):
    Investment tax credit                               (0.2)    (0.4)    (0.5)
    State income taxes, net of
        federal benefit                                  3.6      3.7      3.5
    Amortization of intangibles                          1.2      1.3      1.3
    Merger and integration expenses                      0.7      4.0        -
    Other items                                          0.8      1.8      0.7
                                                        -----    -----    -----
Effective income tax rates                              41.1%    45.4%    40.0%
-------------------------------------------------------------------------------
         The significant components of the Company's net deferred income tax liability were as follows at December 31:

                                                               (Thousands)
                                                   ----------------------------
                                                          1999             1998
-------------------------------------------------------------------------------
Property, plant and equipment                       $  534,745       $  547,893
Capitalized computer software                          118,986          110,547
Unrealized holding gain on investments                 338,983          333,963
Operating loss carryforwards                           (15,144)         (20,922)
Other, net                                              67,647           14,315
                                                    ----------        ---------
                                                     1,045,217          985,796
Valuation allowance                                     11,704           15,347
-------------------------------------------------------------------------------
    Total                                           $1,056,921       $1,001,143
-------------------------------------------------------------------------------



         At December 31, 1999 and 1998, total deferred tax assets were $270.9 million and $228.7 million, respectively, and total deferred tax liabilities were $1,327.8 million and $1,229.8 million, respectively.
         As of December 31, 1999 and 1998, the Company had available tax benefits associated with federal and state operating loss carryforwards of $15.1 million and $20.9 million, respectively, which expire annually in varying amounts to 2012. The valuation allowance primarily represents tax benefits of certain state operating loss carryforwards and other deferred tax assets, which may expire unutilized.


13.  Other Comprehensive Income:
     --------------------------
For the Company, other comprehensive income consists of unrealized holding gains on its investments in equity securities, principally consisting of its investment in MCI WorldCom common stock. The components of other comprehensive income were as follows for the years ended December 31:
-------------------------------------------------------------------------------
                                                            (Thousands)
                                                -------------------------------
                                                    1999        1998       1997
-------------------------------------------------------------------------------
Unrealized holding gains arising in the period  $ 83,543  $  674,461  $  69,449
Income tax expense                                10,951     264,964     32,540
                                                --------  ----------  ---------
                                                  72,592     409,497     36,909
                                                --------  ----------  ---------
Less: reclassification adjustments
    for gains included in net
    income for the period                        (43,071)   (265,644)  (155,993)
Income tax expense                                15,886     104,199     67,888
                                                --------  ----------  ---------
                                                 (27,185)  (161,445)    (88,105)
                                                --------  ----------  ---------
Other comprehensive income
    (loss) before tax                             40,472     408,817    (86,544)
Income tax (benefit) expense                      (4,935)    160,765    (35,348)
                                                --------    --------  ---------
Other comprehensive income (loss)               $ 45,407    $248,052  $ (51,196)
-------------------------------------------------------------------------------

14. Litigation-Claims and Assessments:
    ---------------------------------
On July 12, 1996, the Georgia Public Service Commission ("Georgia PSC") issued an order requiring that ALLTEL's wireline subsidiaries which operate within its jurisdiction reduce their annual network access charges by $24 million, prospectively, effective July 1, 1996. The Georgia PSC's action was in response to the Company's election to move from a rate-of-return method of pricing to an incentive rate structure, as provided by a 1995 Georgia telecommunications law. The Company appealed the Georgia PSC order. On November 6, 1996, the Superior Court of Fulton County, Georgia, (the "Superior Court") rendered its decision and reversed the Georgia PSC order, finding, among other matters, that the Georgia PSC had exceeded its authority by conducting a rate proceeding after the Company's election of alternative regulation.
         The Superior Court did not rule on a number of other assertions made by the Company as grounds for reversal of the Georgia PSC order. The Georgia PSC appealed the Superior Court's decision, and on July 3, 1997, the Georgia Court of Appeals reversed the Superior Court's decision. On August 5, 1997, the Company filed a petition for writ of certiorari with the Georgia Supreme Court requesting that the Georgia Court of Appeals' decision be reversed. On October 5, 1998, the Georgia Supreme Court, in a 4-3 decision, upheld the Georgia Court of Appeals' ruling that the Georgia PSC had the authority to conduct the rate proceeding. The case was returned to the Superior Court for it to rule on the issues it had not previously decided. On April 6, 1999, the Superior Court found that with respect to the July 1996 order, the Georgia PSC did not provide ALLTEL with sufficient notice of the charges against the Company, did not provide ALLTEL a fair opportunity to present its case and respond to the charges, and failed to satisfy its burden of proving that ALLTEL's rates were unjust and unreasonable. Further, the Superior Court found that the July 1996 order was an unlawful attempt to retroactively reduce ALLTEL's rates and certain statutory revenue recoveries. For each of these independent reasons, the Superior Court vacated and reversed the July 1996 order and remanded the case with instructions to dismiss the case. The Georgia PSC appealed the Superior Court's April 1999 decision.



         At December 31, 1999, the maximum possible liability to the Company related to this case is $84.0 million, plus interest at 7 percent accruing from July 1, 1996. Since the Company believes that it will prevail in this case, the Company has not implemented any revenue reductions or established any reserves for refund related to this matter at this time.
         The Company is party to various other legal proceedings arising from the ordinary course of business. Although the ultimate resolution of these various proceedings cannot be determined at this time, management of the Company does not believe that such proceedings, individually or in the aggregate, will have a material adverse effect on the future results of operations or financial condition of the Company.

15. Subsequent Event - Exchange of Wireless Assets:
    ----------------------------------------------
On January 31, 2000, ALLTEL, Bell Atlantic, GTE and Vodafone Airtouch signed agreements to exchange wireless properties in 13 states. Upon the closing of the transactions, Bell Atlantic and GTE will transfer to ALLTEL interests in 27 wireless markets in Alabama, Arizona, Florida, Ohio, New Mexico, Texas and South Carolina, representing about 14 million POPs and more than 1.5 million wireless customers. ALLTEL will transfer to Bell Atlantic or GTE interests in 42 wireless markets in Illinois, Indiana, Iowa, Nevada, New York and Pennsylvania, representing approximately 6.3 million POPs and more than 700,000 customers. ALLTEL will also transfer certain of its minority investments in unconsolidated wireless properties, representing approximately 2.6 million POPs. In addition to the transfer of wireless assets, ALLTEL will also pay approximately $600 million in cash. The transactions are valued at approximately $2.9 billion. ALLTEL will account for the acquisition as a purchase. Upon completion of the transactions, ALLTEL expects to recognize goodwill of approximately $1.0 billion and a pretax gain of $1.2 billion in its consolidated financial statements. Following the completion of the transactions, ALLTEL will have a total of 46 million cellular POPs and almost 5.8 million wireless customers. The companies expect to complete the transactions by mid-2000.

16. Business Segments:
    -----------------
ALLTEL disaggregates its business operations based upon differences in products and services. The Company's communications operations consist of its wireless, wireline and emerging businesses segments. Wireless communications and paging services are provided in 25 states in five major markets: Northern, Southeast, Mid-Atlantic, Central and Southwest. The Company's wireline subsidiaries provide primary local service and network access in 15 states. Emerging businesses include the Company's long-distance, local competitive access, Internet access, network management and PCS operations. Long-distance and Internet access services are marketed in 25 states. The Company is currently providing local competitive access, PCS and network management services in select areas within its geographically focused communications markets. Information services provides information processing, outsourcing services and application software primarily to financial and telecommunications customers. The principal markets for information services' products and services are commercial banks, financial institutions and telecommunications companies in the United States and major international markets. Other operations consist of the Company's product distribution and directory publishing operations. Corporate operations represent general corporate expenses, headquarters facilities and equipment, investments, goodwill and other non-recurring and unusual items not allocated to the segments.
         The accounting policies used in measuring segment assets and operating results are the same as those described in Note 1. The non-recurring and unusual items discussed in Notes 9, 10 and 11 are not allocated to the segments and are included in corporate operations. The Company evaluates performance of the segments based on segment operating income, excluding non-recurring and unusual items. The Company accounts for intersegment sales at current market prices or in accordance with regulatory requirements.


Information about the Company's business segments was as follows for the year ended December 31, 1999:

-----------------------------------------------------------------------------------------------------------------------------------
                          Communications
              --------------------------------------------
                                       Emerging             Information  Other      Total    Corporate   Intercompany   Consolidated
(Thousands)    Wireless    Wireline   Businesses   Total     Services  Operations  Segments  Operations  Eliminations      Total
-----------------------------------------------------------------------------------------------------------------------------------
Revenues and sales
 from unaffiliated
 customers:
  Domestic    $2,743,251  $1,621,427  $269,825  $4,634,503  $  822,049  $368,782  $5,825,334  $        -  $         -    $5,825,334
  Inter-
  national             -           -         -           -     155,300         -     155,300           -            -       155,300
              ----------  ----------  --------  ----------  ----------  --------  ----------  ----------   ----------    ----------
               2,743,251   1,621,427   269,825   4,634,503     977,349   368,782   5,980,634           -            -     5,980,634
Intersegment
 revenues
 and sales             -      56,030    10,425      66,455      268,15   211,036     545,645           -     (224,008)A     321,637
              ----------  ----------  --------  ----------  ----------  --------  ----------  ----------   ----------    ----------
 Total
 revenues
 and sales     2,743,251   1,677,457   280,250   4,700,958   1,245,503   579,818   6,526,279           -     (224,008)    6,302,271
              ----------  ----------  --------  ----------  ----------  --------  ----------  ----------   ----------    ----------
Operating
 expenses      1,505,471     734,658   300,093   2,540,222     926,069   557,048   4,023,339      25,141     (224,008)A   3,824,472
Depreciation
 and
 amortization    351,302     323,735    27,398     702,435     144,118     1,209     847,762      14,410            -       862,172
Merger and
 integration
 expenses
 and other
 charges               -           -         -           -           -         -           -      90,520            -        90,520
              ----------  ----------  --------  ----------  ----------  --------  ----------  ----------   ----------    ----------
 Total costs
  and
  expenses     1,856,773   1,058,393   327,491   3,242,657   1,070,187   558,257   4,871,101     130,071     (224,008)    4,777,164
              ----------  ----------  --------  ----------  ----------  --------  ----------  ----------   ----------    ----------
Operating
 income (loss)   886,478     619,064   (47,241)  1,458,301     175,316    21,561   1,655,178    (130,071)           -     1,525,107

Equity earnings
 in
 unconsolidated
 partnerships    105,025           -         -     105,025           -         -     105,025           -            -       105,025
Minority
 interest in
 consolidated
 partnerships   (116,647)          -         -    (116,647)          -         -    (116,647)          -            -      (116,647)
Other income,
 net              18,344       6,210     7,172      31,726      17,157       546      49,429       5,042            -        54,471
              ----------  ----------  --------  ----------  ----------  --------  ----------  ----------   ----------    ----------
 Total
  non-operating
  income, net      6,722       6,210     7,172      20,104      17,157       546      37,807       5,042            -        42,849
              ----------  ----------  --------  ----------  ----------  --------  ----------  ----------   ----------    ----------
Interest
expense         (174,782)    (67,138)  (25,067)   (266,987)     (9,664)   (1,412)   (278,063)     (2,112)           -      (280,175)
Gain on
 disposal
 of assets
 and other             -           -         -           -           -         -           -      43,071            -        43,071
              ----------  ----------  --------  ----------  ----------  --------  ----------  ----------   ----------    ----------
Income (loss)
 before
 income taxes    718,418     558,136   (65,136)  1,211,418     182,809    20,695   1,414,922     (84,070)           -     1,330,852
Income tax
 expense
 (benefit)       303,997     204,717   (25,009)    483,705      75,184     8,014     566,903     (19,685)           -       547,218
              ----------  ----------  --------  ----------  ----------  --------  ----------  ----------   ----------    ----------
Net income
 (loss)       $  414,421    $353,419  $(40,127) $  727,713  $  107,625  $ 12,681  $  848,019  $  (64,385)   $       -   $   783,634
-----------------------------------------------------------------------------------------------------------------------------------
Assets        $4,790,170  $3,171,539  $436,829  $8,398,538  $  883,613  $259,370  $9,541,521  $1,351,664B   $(118,982)C $10,774,203
Investments in
 unconsolidated
 partnerships $  490,773  $        -  $      -  $  490,773  $        -  $      -  $  490,773  $        -    $       -   $   490,773
Capital
 expenditures $  350,668  $  352,866  $118,322  $  821,856  $   94,665  $    979  $  917,500  $   88,975    $       -   $ 1,006,475
-----------------------------------------------------------------------------------------------------------------------------------
Notes:     A. Elimination of intersegment revenues and sales. See `Transactions with Certain Affiliates" in Note 1 for a discussion of intersegment revenues and sales not eliminated in preparing the consolidated financial statements.
           B. Corporate assets consist of headquarters fixed assets ($216,767), investments ($1,019,580), goodwill ($102,068) and other assets ($13,249) not allocated to the segments.
           C. Elimination of intersegment receivables.

Information about the Company's business segments was as follows for the year ended December 31, 1998:

-----------------------------------------------------------------------------------------------------------------------------------
                                Communications
                --------------------------------------------
                                         Emerging            Information   Other      Total    Corporate   Intercompany Consolidated
(Thousands)      Wireless    Wireline   Businesses  Total      Services  Operations  Segments  Operations  Eliminations    Total
-----------------------------------------------------------------------------------------------------------------------------------
Revenues and sales from
unaffiliated customers:
 Domestic       $2,339,756  $1,448,817  $155,919  $3,944,492  $  850,841  $338,115  $5,133,448  $        -  $       -    $5,133,448
 Inter-
  national               -           -         -           -     154,300         -     154,300           -          -       154,300
                ----------  ----------  --------  ----------  ----------  --------  ----------  ----------  ---------   -----------
                 2,339,756   1,448,817   155,919   3,944,492   1,005,141   338,115   5,287,748           -          -     5,287,748
Intersegment
revenues and
 sales                   -      50,390    11,399      61,789     156,627   263,235     481,651           -   (142,604)A     339,047
                ----------  ----------  --------  ----------  ----------  --------  ----------  ----------  ---------   -----------
 Total revenues
  and sales      2,339,756   1,499,207   167,318   4,006,281   1,161,768   601,350   5,769,399           -   (142,604)    5,626,795
                ----------  ----------  --------  ----------  ----------  --------  ----------  ----------  ---------   -----------
Operating
 expenses        1,345,568     679,109   191,108   2,215,785     860,385   573,685   3,649,855      12,068   (142,604)A   3,519,319
Depreciation and
 amortization      319,582     289,525    14,187     623,294     138,732     1,739     763,765      10,784          -       774,549
Merger and
 integration
 expenses                -           -         -           -           -         -           -     252,000          -       252,000
Provision to
 reduce
 carrying value
 of certain
  assets                 -           -         -           -           -         -           -      55,000          -        55,000
                ----------  ----------  --------  ----------  ----------  --------  ----------  ----------  ---------   -----------
  Total costs
   and
   expenses      1,665,150     968,634   205,295   2,839,079     999,117   575,424   4,413,620     329,852   (142,604)    4,600,868
                ----------  ----------  --------  ----------  ----------  --------  ----------  ----------  ---------   -----------
 Operating
  income
  (loss)           674,606     530,573   (37,977)  1,167,202     162,651    25,926   1,355,779    (329,852)         -     1,025,927

Equity
 earnings in
 unconsolidated
  partnerships     114,859           -         -     114,859           -         -     114,859           -          -       114,859
Minority
 interest in
 consolidated
  partnerships    (104,485)          -         -    (104,485)          -         -    (104,485)          -          -      (104,485)
Other income,
 net                29,570      10,506     2,861      42,937      10,646       235      53,818         465          -        54,283
                ----------  ----------  --------  ----------  ----------  --------  ----------  ----------  ---------   -----------
 Total
  non-operating
  income, net       39,944      10,506     2,861      53,311      10,646       235      64,192         465          -        64,657
                ----------  ----------  --------  ----------  ----------  --------  ----------  ----------  ---------   -----------
Interest expense  (162,725)    (62,804)  (12,978)   (238,507)    (12,268)   (1,259)   (252,034)    (26,341)         -      (278,375)
Gain on disposal
 of assets and
 other                   -           -         -           -           -         -           -     292,672          -       292,672
                ----------  ----------  --------  ----------  ----------  --------  ----------  ----------  ---------   -----------
Income (loss)
 before
 income taxes      551,825     478,275   (48,094)    982,006     161,029    24,902   1,167,937     (63,056)         -     1,104,881
Income tax
 expense
 (benefit)         241,314     179,074   (18,562)    401,826      67,602     9,631     479,059      22,695          -       501,754
                ----------  ----------  --------  ----------  ----------  --------  ----------  ----------  ---------   -----------
Net income
 (loss)         $  310,511  $  299,201  $(29,532) $  580,180  $   93,427  $ 15,271  $  688,878  $  (85,751) $       -      $603,127
-----------------------------------------------------------------------------------------------------------------------------------
Assets          $4,611,493  $3,079,993  $217,047  $7,908,533  $  872,845  $179,850  $8,961,228  $1,258,385B $ (64,159)C $10,155,454
Investments in
 unconsolidated
  partnerships  $  634,176  $        -  $      -  $  634,176  $        -  $      -  $  634,176  $        -  $       -   $   634,176
Capital
 expenditures   $  363,384  $  319,145  $174,578  $  857,107  $  111,257  $  1,489  $  969,853  $   28,151  $       -      $998,004
-----------------------------------------------------------------------------------------------------------------------------------
Notes:     A. Elimination of intersegment revenues and sales. See "Transactions with Certain Affiliates" in Note 1 for a discussion of intersegment revenues and sales not eliminated in preparing the consolidated financial statements.
           B. Corporate assets consist of headquarters fixed assets ($141,432), investments ($954,601), goodwill ($104,259) and other assets ($58,093) not allocated to the segments.
           C. Elimination of intersegment receivables.

                                       55
Information about the Company's business segments was as follows for the year ended December 31, 1997:

------------------------------------------------------------------------------------------------------------------------------------
                                 Communications
                  -------------------------------------------
                                          Emerging            Information   Other      Total    Corporate  Intercompany Consolidated
(Thousands)        Wireless   Wireline   Businesses   Total    Services   Operations  Segments  Operations Eliminations    Total
------------------------------------------------------------------------------------------------------------------------------------
Revenues and sales
 from unaffiliated
 customers:
  Domestic        $1,986,807  $1,371,203  $ 94,826  $3,452,836  $730,386   $355,605  $4,538,827  $      -   $      -     $4,538,827
  Inter-
  national                 -           -         -           -   114,918          -     114,918         -          -        114,918
                  ----------  ----------  --------  ----------  --------   --------  ----------  --------   --------     ----------
                   1,986,807   1,371,203    94,826   3,452,836   845,304    355,605   4,653,745         -          -      4,653,745
Intersegment
 revenues and
  sales                    -      45,069     5,944      51,013   128,847    123,317     303,177         -    (49,964)A      253,213
                  ----------  ----------  --------  ----------  --------   --------  ----------  --------   --------     ----------
   Total
    revenues
    and sales      1,986,807   1,416,272   100,770   3,503,849   974,151    478,922   4,956,922         -    (49,964)     4,906,958
                  ----------  ----------  --------  ----------  --------   --------  ----------  --------   --------     ----------
Operating
 expenses          1,188,922     631,608   112,890   1,933,420   716,907    454,922   3,105,249     6,512    (49,964)A    3,061,797
Depreciation and
 amortization        291,010     278,505     4,300     573,815   112,316      2,068     688,199    10,897          -        699,096
Provision to
 reduce
 carrying
 value of
 certain assets            -           -         -           -         -          -           -    16,874          -         16,874
                  ----------  ----------  --------  ----------  --------   --------  ----------  --------   --------     ----------
 Total costs
  and expenses     1,479,932     910,113   117,190   2,507,235   829,223    456,990   3,793,448    34,283    (49,964)     3,777,767
                  ----------  ----------  --------  ----------  --------   --------  ----------  --------   --------     ----------
Operating
 income
 (loss)              506,875     506,159   (16,420)    996,614   144,928     21,932   1,163,474   (34,283)         -      1,129,191

Equity earnings
 in
 unconsolidated
  partnerships        92,087           -         -      92,087         -          -      92,087         -          -         92,087
Minority
 interest in
 consolidated
 partnerships        (87,966)          -         -     (87,966)        -          -     (87,966)        -          -       (87,966)
Other income,
 net                   7,628       8,576     1,197      17,401    (1,152)       (21)     16,228     2,157          -         18,385
                  ----------  ----------  --------  ----------  --------   --------  ----------  --------   --------     ----------
 Total
  non-operating
  income, net         11,749       8,576     1,197      21,522    (1,152)       (21)     20,349     2,157          -         22,506
                  ----------  ----------  --------  ----------  --------   --------  ----------  --------   --------     ----------
Interest
 expense            (158,710)    (62,614)   (3,587)   (224,911)  (12,330)      (782)   (238,023)  (36,894)         -       (274,917)
Gain on disposal
 of assets and
 other                     -           -         -           -         -          -           -   209,651          -        209,651
                  ----------  ----------  --------  ----------  --------   --------  ----------  --------   --------     ----------
Income (loss)
 before
 income taxes        359,914     452,121   (18,810)    793,225   131,446     21,129     945,800   140,631          -      1,086,431
Income tax
 expense
 (benefit)           142,988     166,498    (1,673)    307,813    55,400      7,530     370,743    63,207           -        433,950
                  ----------  ----------  --------  ----------  --------   --------  ----------  --------   --------     ----------
Net income
 (loss)           $  216,926  $  285,623  $(17,137) $  485,412  $ 76,046   $ 13,599  $  575,057  $ 77,424   $      -     $  652,481
------------------------------------------------------------------------------------------------------------------------------------
Assets            $4,317,819  $3,031,494  $ 92,979  $7,442,292  $809,242   $129,973  $8,381,507  $874,718B  $(24,218)C   $9,232,007
Investments in
 unconsolidated
  partnerships    $  629,527  $        -  $      -  $  629,527  $      -   $      -  $  629,527  $      -   $      -     $  629,527
Capital
 expenditures     $  396,670  $  308,076  $ 79,286  $  784,032  $ 87,937   $  1,620  $  873,589  $ 26,134   $      -     $  899,723
------------------------------------------------------------------------------------------------------------------------------------
Notes:     A. Elimination of intersegment revenues and sales. See "Transactions with Certain Affiliates" in Note 1 for a discussion of intersegment revenues and sales not eliminated in preparing the consolidated financial statements.
           B. Corporate assets consist of headquarters fixed assets ($116,532), investments ($628,912), goodwill ($107,930) and other assets ($21,344) not allocated to the segments.
           C. Elimination of intersegment receivables.

                                       56

17. Quarterly Financial Information -- (Unaudited):
    -------------------------------    -----------

------------------------------------------------------------------------------------------------------------------------------------
(Thousands, except per share amounts)            1999                                                        1998
------------------------------------------------------------------------------------------------------------------------------------
                          Total        4th        3rd        2nd        1st      Total        4th        3rd         2nd        1st
Revenues and sales   $6,302,271 $1,596,763 $1,628,395 $1,593,360 $1,483,753 $5,626,795 $1,487,028 $1,446,379  $1,414,093 $1,279,295

Operating income     $1,525,107 $  390,429 $ 338,507  $  422,769 $  373,402 $1,025,927 $  335,603 $   51,495  $  337,655 $  301,174

Net income (loss)    $  783,634 $  233,472 $  150,349 $  213,269 $  186,544 $  603,127 $  174,082 $   (7,405) $  252,110 $  184,340
Preferred dividends         889        215        215        227        232      1,248        228        239         485        296
                     ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------  ---------- ----------
Net income (loss)
 applicable
  to common shares   $  782,745 $  233,257 $  150,134 $  213,042 $  186,312 $  601,879 $  173,854 $   (7,644) $  251,625 $  184,044
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss)
 per share:
  Basic                   $2.50       $.74       $.48       $.68       $.60      $1.97       $.57      $(.03)       $.82       $.60
  Diluted                 $2.47       $.73       $.47       $.67       $.59      $1.95       $.56      $(.02)       $.82       $.60
------------------------------------------------------------------------------------------------------------------------------------

Notes:     A. During the fourth quarter of 1999, the Company recorded a pretax gain of $43.1 million from the sale of a portion of its investment in MCI WorldCom common stock. This transaction increased net income $27.2 million or $.08 per share.
              (See Note 11.)
           B. Third quarter 1999 operating income includes a pretax charge of $90.5 million in connection with the closing of the
              Company's mergers with Aliant, Liberty, KINI L.C., AIR and Southern Data and with certain loss contingencies and other restructuring activities. These charges decreased net income $66.0 million or $.21 per share. (See Note 9.)
           C. Third quarter 1998 operating income includes transaction costs and one-time charges totaling $252.0 million related to the closing of the merger with 360. These transaction and one-time charges decreased net income $201.0 million or $.66 per share. The Company also recorded a pretax charge of $55.0 million resulting from changes in a customer care and billing contract with a major customer. This charge decreased net income $33.6 million or $.11 per share. In addition, the Company recorded a pretax gain of $80.9 million from the sale of a portion of its investment in MCI
              WorldCom common stock. This gain increased net income by $49.2 million or $.16 per share. (See Notes 9, 10 and 11.)
           D. Second quarter 1998 net income includes a pretax gain of $148.2 million from the sale of a portion of the Company's investment in MCI WorldCom common stock. The Company also incurred termination fees of $3.5 million related to the early retirement of long-term debt. These transactions increased net income $88.1 million or $.29 per share.
              (See Note 11.)
           E. First quarter 1998 net income includes a pretax gain of $36.6 million primarily from the sale of a portion of the
              Company's investment in MCI WorldCom common stock. In addition, the Company recorded a pretax gain of $30.5 million from the sale of its ownership interest in one unconsolidated partnership. These gains increased net income by $40.4 million or $.13 per share. (See Note 11.)
           F. In the opinion of management, all adjustments necessary for a fair presentation of results for each period have been included.

                                       57
                                       82